FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary of Decisions of the 462nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 23, 2009

2.	Summary of Principal Decisions of the 93rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 23, 2009

3.	Summary of Principal Decisions of the 94th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 29, 2009

4.	Summary of Decisions of the 463rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

5.	Summary of Principal Decisions of the 95th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 5, 2009

6.	Market Announcement — “Alternative to acquisition of all of the shares of Terna Participações S.A.,” Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

7.	Market Announcement — “Oekom Research rates CEMIG sustainability leader,” Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

8.	Reply to CVM Letter SEP/GEA-3/No447/09, Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

9.	Summary of Decisions of the 464th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 13, 2009

10.	Summary of Decisions of the 96th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 13, 2009

11.	Summary of Principal Decisions of the 90th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 13, 2009

12.	“Second Quarter 2009 Earnings Release — Companhia Energética de Minas Gerais – CEMIG

13.	Quarterly Financial Information for the quarter ended June 30, 2009, Companhia Energética de Minas Gerais – CEMIG

14.	Quarterly Financial Information for the quarter ended June 30, 2009, Cemig Geração e Transmissão S.A.

15.	Quarterly Financial Information for the quarter ended June 30, 2009, Cemig Distribuição S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS — CEMIG

	By:	/s/ Luiz Fernando Rolla
		Name:	Luiz Fernando Rolla
		Title:	Chief Financial Officer, Investor Relations Officer and Control of Holdings Officer
Date: August 18, 2009

1.	Summary of Decisions of the 462nd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, July 23, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS OF THE 462ND MEETING OF THE BOARD OF DIRECTORS

At its 462nd meeting, held on July 23, 2009, the Board of Directors of Companhia Energética de Minas Gerais approved the following matter:

•                  Guarantee for issue of promissory notes and non-convertible debentures.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2.	Summary of Principal Decisions of the 93rd Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 23, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 93rd meeting, held on July 23, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. approved the following:

1.               Issue of promissory notes and non-convertible debentures.

2.               Contracting of services for issue of promissory notes and non-convertible debentures.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	Summary of Principal Decisions of the 94th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., July 29, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed company – CNPJ 06.981.176/0001-58

Summary of principal decisions

At its 94th meeting, held on July 29, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. (“Cemig GT”) approved the following:

1.               Authorization to seek a proposal for issuance of debt in the international market (Eurobonds).

2.               Authorization for Cemig GT to remain a stockholder, with 49% of the registered capital, in Transmissora Atlântico de Energia Elétrica S.A. (TAESA).

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4.	Summary of Decisions of the 463rd Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

Listed Company

CNPJ 17.155.730/0001-64

NIRE 31300040127

SUMMARY OF DECISIONS

At its 463rd meeting, held on August 5, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

•                  To authorize Cemig GT, subject to confirmation by an Extraordinary General Meeting of Shareholders, to:

(a)                                  reduce its holding in Terna Participações S.A. (“Terna”), to a minimum level of 50% less 1 (one) of the common shares, and 100% of the preferred shares, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for all the units of this FIP (Equity Investment Fund) to be subscribed; and,

(b)                                 grant to that Equity Investment Fund the right to sell the whole of its stockholdings in Terna to Cemig GT.

•                  To submit to an Extraordinary General Meeting of Shareholders a proposal for authorization of the company’s representative at the Extraordinary General Meeting of Shareholders of Cemig GT to vote in favor of: ratification of the above decision by the Board of Directors of Cemig GT, in the event that subscription of the totality of the units of the FIP referred to is possible; and grant to FIP Coliseu of the right of sale also referred to above.

•                  To call an Extraordinary General Meeting of Shareholders to decide on the above subjects, to be held on August 26, 2009, at 11 a.m., at Cemig’s head office.

•                  To authorize, after ratification, by the Extraordinary General Meeting of Shareholders, of the decision by the Board of Directors referred to above, assignment to Transmissora do Atlântico de Energia Elétrica S.A. (Taesa) of the Share Purchase Agreement signed between Cemig GT and Terna Rete Elettrica Nazionale, together with all the contracts and commitments assumed by Cemig GT with the advisors who worked during the process of due diligence and formatting of the acquisition of Terna.

•                  To establish that Cemig GT shall maintain a stockholding of 49% of Taesa’s common shares, in association with FIP Coliseu which will hold the remaining 51%.

•                  To establish that the association between Cemig GT and FIP Coliseu shall be governed by a Commitment Undertaking, a Shareholders’ Agreement and Bylaws, to be submitted to decision by the Board of Directors after conclusion of the negotiation of these documents between the parties.

•                  To authorize increase in the registered capital of Taesa up to R$ 3,538,252,194.00 (three billion five hundred and thirty eight million two hundred and fifty two thousand one hundred and ninety four Reais).

•                  To authorize the representative of Cemig GT, in the Board of Directors and in the Extraordinary General Meeting of Shareholders of Taesa that decides on the said capital increase, and on the consequent alteration of the Bylaws to reflect this increase, to vote in favor of both measures.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

5.	Summary of Principal Decisions of the 95th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 5, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company

CNPJ 06.981.176/0001-58

NIRE 31300020550

SUMMARY OF DECISIONS

At its 95th meeting, held on August 5, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. (“Cemig GT”) decided:

•                  To authorize, subject to confirmation by an Extraordinary General Meeting of Shareholders:

(a)                                  reduction of the Company’s stockholding interest in Terna Participações S.A. (“Terna”), to a minimum level of 50% less 1 (one) of the common shares, and 100% of the preferred shares, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for all the units of this FIP (Equity Investment Fund) to be subscribed; and,

(b)                                 granting by Cemig GT to that Equity Investment Fund of the right to sell the whole of its stockholdings in Terna to the Company (Cemig GT).

•                  To call an Extraordinary General Meeting of Shareholders to decide on the above subject, to be held on August 26, 2009, at 4 p.m., at Cemig GT’s head office.

•                  To authorize, after the ratification by the Extraordinary General Meeting of Shareholders of the above decision by the Board of Directors, assignment to Transmissora do Atlântico de Energia Elétrica S.A. (Taesa) of the Share Purchase Agreement signed between Cemig GT and Terna Rete Elettrica Nazionale, together with all the contracts and commitments assumed by Cemig GT with the advisors who worked during the process of due diligence and formatting of the acquisition of Terna.

•                  To establish that Cemig GT shall maintain a stockholding of 49% of Taesa’s common shares, in association with FIP Coliseu which will hold the remaining 51%.

•                  To establish that the association between Cemig GT and FIP Coliseu shall be governed by a Commitment Undertaking, a Shareholders’ Agreement and Bylaws, to be submitted to decision by the Board of Directors after conclusion of the negotiation of these documents between the parties.

•      To authorize increase in the registered capital of Taesa up to R$ 3,538,252,194.00 (three billion five hundred and thirty eight million two hundred and fifty two thousand one hundred and ninety four Reais).

•                  To authorize the representative of Cemig GT, in the Board of Directors and in the Extraordinary General Meeting of Shareholders of Taesa that decides on the said capital increase, and on the consequent alteration of the Bylaws to reflect this increase, to vote in favor of both measures.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

•                  To approve a revision of the Pipoca Small Hydro Plant Project.

•                  To authorize an increase in the registered capital of Hidrelétrica Pipoca S.A. to R$ 45,183,988.00 (forty five million one hundred and eighty three thousand nine hundred and eighty eight Reais), in currency of April 2007.

•                  To authorize that representatives of Cemig GT in the Extraordinary General Meeting of Hidrelétrica Pipoca S.A. in relation to the increase in the registered capital referred to above, should vote in favor of subscription of the shares, consequent alteration of the Bylaws, signing with Banco do Brasil S.A. and Banco Itaú BBA S.A. of the BNDES Onlending Financing Contract with the BNDES; and authorization to the Company’s Management to carry out all the acts necessary to the implementation and formalization of the said financing contract.

•                  To authorize signing of the following contractual instruments: the BNDES Onlending Contract referred to above; Stockholder Support Agreement; Share Pledge Agreement; Instrument of Obligation to Sell Electricity; Agreement for Fiduciary Assignment of Rights, Accounts and Other Matters; and Contract for Issuance of Guarantee Insurance Policy and Endorsement.

6.	Market Announcement – “Alternative to acquisition of all of the shares of Terna Participações S.A.,” Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

MARKET ANNOUNCEMENT

Cemig (Companhia Energética de Minas Gerais), a listed company with share securities traded on the stock exchanges of São Paulo, New York and Madrid, in accordance with its commitment to implement best corporate governance practices, and CVM Instruction 358 of January 3, 2002, as amended, hereby informs the public, the CVM and the São Paulo Stock Exchange that:

•                  On August 5, 2009 Cemig’s Board of Directors approved, as an alternative to acquisition of all of the shares of Terna Participações S.A. (“Terna”) held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), announced in the Material Announcement of April 23, 2009, specified as optional under the Share Purchase Agreement signed on that date between Cemig GT and Terna S.p.A., the possibility of reduction of the final stockholding interest to be held by Cemig Geração e Transmissão S.A. (“Cemig GT”) in Terna, in that acquisition, to a minimum level of 50% less 1 (one) of the common shares in Terna, and a minimum level of none of the preferred shares in Terna, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for all the units of this FIP (Equity Investment Fund) necessary for the said acquisition, to be subscribed.

Implementation of this alternative is conditional upon its ratification by the General Meeting of Shareholders to be called for this purpose, and upon successful conclusion of negotiation of the partnership with FIP Coliseu.

Further details are given in the Summaries of Decisions of the Meetings of the Board of Directors of Cemig and Cemig GT held today, sent to the CVM on today’s date.

Belo Horizonte, August 5, 2009.

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

7.	Market Announcement – “Oekom Research rates CEMIG sustainability leader,” Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

Oekom Research rates Cemig sustainability leader

Research organization awards Cemig status of “Prime”

On August 5, 2009 Cemig was awarded the status of Prime (B–) by Oekom Research, the sustainability rating agency based in Germany. Oekom is one of the world’s principal investment rating agencies focused on corporate sustainability, with more than 10 years’ experience.

With the Prime rating, Cemig is qualified to receive investments from institutions that take into account the Oekom criteria, currently representing €90 billion. Cemig is the only company in the Brazilian utilities sector rated Prime by Oekom: the category includes providers of electricity, gas distribution, water and other public utility services.

Oekom evaluates companies annually, assessing their levels of responsibility in relation to social, cultural and environmental sustainability, taking into account the public information available in annual reports and websites that reflect the company’s activity.

Based on a group of 500 indicators, approximately 100 companies are selected, in a wide range of sectors. The result of this evaluation is compared with a sustainability matrix that is specific for each industrial sector. The company’s rating in its sector is then obtained based on the social and environmental indicators. A process of weighting of these results then gives the company’s rating.

Oekom grants the status of Prime to companies that are considered world leaders in their industrial sectors, and which meet specific standards of sustainability.

In Cemig’s case, the rating obtained is “B–”, classifying it as Prime, that is to say, as one of the leaders in the utilities sector worldwide.

Further information on Oekom Research can be obtained on its Internet site: http://www.oekom-research.com

Cemig Group   Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil   Tel.: +55 31 3506-5024
Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

8.	Reply to CVM Letter SEP/GEA-3/No447/09, Companhia Energética de Minas Gerais – CEMIG, August 5, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64

REPLY

TO CVM LETTER SEP/GEA-3/N°447/09, of August 3, 2009

Question asked by the CVM

Requests information in relation to the acquisition of Terna Participações S.A. by Cemig Geração e Transmissão S.A., approved at the Extraordinary General Meeting of Stockholders of Cia. Energética de Minas Gerais — Cemig on May 28, 2009.

Reply by CEMIG

Dear Sirs:

In reply to your request, stated in Official Letter CVM/SEP/GEA-3/N°447/09, for Cemig to state whether the acquisition of Terna Participações S.A will cause stockholders of Cia. Energética de Minas Gerais — Cemig to have the right to withdraw, under Article 256 of Law 6404/76, we inform you that, in accordance with Item 8 (attached) of the Opinion prepared by Hirashima & Associados Ltda., the acquisition of Terna Participações S.A will not cause the stockholders of Cia. Energética de Minas Gerais – Cemig to have the right to withdraw.

Belo Horizonte, August 5, 2009.

Yours,

Luiz Fernando Rolla

Chief Officer for Finance, Investor Relations and Control of Holdings

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

Item 8 of the Opinion

“Checking of the need for the acquisition of Terna Participações S.A. to be approved by the General Meeting of Stockholders of Cemig under Article 256 of Law 6404/76.”

“8. CONCLUSION (§2º OF ARTICLE 256)

It having been decided that the acquisition of Terna is a material investment for Cemig, the objective becomes that of determining whether the purchase price of the shares exceeds 1.5 times the largest of the three amounts stated in Subclauses a, b and c of Sub-item II of Article 256, for the purposes of determining stockholders’ right to withdraw.

For our analysis we will use the index of net profit per share of R$ 13.28, which is the largest value resulting from the three methods referred to above.

Using the value of the offer, R$ 13.43 per share, and the net profit of R$ 13.28 per share, gives a ratio of 1.01 between the offer price and net profit, lower than the maximum ratio of 1.5 times. Hence there is no right for dissident shareholders to withdraw.

Summary table	Per share
Net profit per share multiplied by 15 (R$)	13.28
Offer price per share (R$)	13.43
Ratio of Offer price to Net profit	1.01

From the above, we conclude that the transaction of purchase of Terna requires approval by the General Meeting of Stockholders of Cemig, since Article 256 of Law 6404/76 states the need for compliance with at least one of the above requirements, which is met by the criterion of material investment (sub-item I).”

9.	Summary of Decisions of the 464th Meeting of the Board of Directors, Companhia Energética de Minas Gerais – CEMIG, August 13, 2009

COMPANHIA ENERGÉTICA DE MINAS GERAIS — CEMIG

Listed Company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS

At its 464th meeting, held on August 13, 2009, the Board of Directors of Companhia Energética de Minas Gerais decided the following:

1.	Signature of a transaction undertaking.

2.	Appointment of Chief Officers of Cemig to management of companies of the Cemig group.

3.	Reduction of the registered capital, and orientation of vote for the representative of Cemig in the Extraordinary General Meeting of Stockholders of, Central Termelétrica de Cogeração S.A.

4.	Contracting of corporate digital cellular telephony services.

5.	Signing of a mutual cooperation working agreement / Secondment of an employee.

6.	Increase in the registered capital of Transchile

7.	Injection of capital and orientation of vote - Lightcom Comercializadora de Energia Ltda.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

10.	Summary of Decisions of the 96th Meeting of the Board of Directors, Cemig Geração e Transmissão S.A., August 13, 2009

CEMIG GERAÇÃO E TRANSMISSÃO S.A.

Listed Company
CNPJ 06.981.176/0001-58
NIRE 31300020550

SUMMARY OF DECISIONS

At its 96th meeting, held on August 13, 2009, the Board of Directors of Cemig Geração e Transmissão S.A. (“Cemig GT”) decided:

1.	Signing of an amendment to a commitment undertaking.

2.	Signing of a working agreement.

3.	Signing of the first amendment to a share purchase and sale contract.

4.	Signing of the second amendment to a share purchase and sale contract.

5.	Review of the Paracambi Small Hydro Plant project.

6.	Leasing of an aircraft / Cancellation of a resolution of the Board of Directors.

7.	The Cemig GT—Aneel Technological Research and Development Program.

8.	Signing of a term of undertaking to a contract for purchase and sale of electricity and of a transaction undertaking.

9.	Contracting of corporate digital cellular telephony services.

10.	Signing of an agreement for capitalization for operation of derivatives.

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

11.	Summary of Principal Decisions of the 90th Meeting of Board of the Directors, Cemig Geração e Transmissão S.A., August 13, 2009

CEMIG DISTRIBUIÇÃO S.A.

Listed company
CNPJ 06.981.180/0001-16

Summary of principal decisions

At its 90th meeting, held on August 13, 2009, the Board of Directors of Cemig Distribuição S.A. approved the following matters:

1.	Contracting of services of acquisition of materials and equipment.

2.	Signing of a contract for provision of services of corrective maintenance for the illumination system.

3.	Contracting of services of printing of electricity bills and other documents.

4.	The Cemig D—Aneel Technological Research and Development Program.

5.	Signing of a transaction undertaking and amendment to a contract for use of the distribution system,

6.	Contracting of corporate digital cellular telephony services.

The original text in Portuguese is the legally valid version. This text is a translation, provided for information only.

Av. Barbacena 1200   Santo Agostinho   30190-131 Belo Horizonte, MG   Brazil Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

12            “Second Quarter 2009 Earnings Release — Companhia Energética de Minas Gerais – CEMIG

EARNINGS RELEASE

2Q09

Cemig H

Cemig’s CEO, Djalma Bastos de Morais, comments on the second quarter results:

“Our exceptional results this quarter reflect the success of our Long-term Strategic Plan, and the strategy derived from it — which, by focusing on the long term, enable Cemig to produce growing results, in spite of a challenging situation in the world economy.

Cemig is overcoming the crisis, with better results and strong fundamentals, guaranteeing the bases for its projects for expansion, including acquisitions. We have successfully concluded two transactions — with TBE and Terna — which as well as adding value to the Company’s business, position Cemig as the leading company in the Brazilian electricity sector.

This comfortable situation is the result of a conjunction of strategies — including our policy of maintaining a balanced portfolio of businesses, our financial discipline, and our strategy for sales of electricity — which succeeded in mitigating the impact of the economic slowdown. We continue to do our “homework”, growing in all sectors in a balanced fashion, and with focus on operational excellence.

Finally, the results presented show that we are on the right path, and that the decisions that we have taken in recent years are constantly adding value to our businesses, making Cemig every day a stronger and more solid company, with efficient business management”.

Cemig’s Chief Officer for Finance, Investor Relations and Control of Holdings, Luiz Fernando Rolla, makes these comments:

“In the second quarter our company continued to provide consistent and robust cash flow, as a result of our operations, which seek to add value to our businesses.

Our adjusted Ebitda in the quarter is R$ 1.07 billion, with adjusted Ebitda margin of 38%, showing the positive effect of our policy of maintaining high levels of operational efficiency — the excellence of which is evidenced by our net profit, which when adjusted for non-recurring effects totaled R$ 545 million in the second quarter of this year, 16% more than in the second quarter of 2008.

This new level of cash flow is in line with the figures estimated in our financial projections and in our Strategic Plan, and reflects the correctness of our strategy of growth via acquisitions and new projects, within the process of consolidation of the sector. Cemig GT’s sales performance boosted the consolidated results, and the non-recurring impact of the investment in the PDV Voluntary Retirement Program was mitigated by posting of the transmission revenues relating to previous periods.

Thus, the impact on our results of the non-recurring effects recorded in this quarter is mitigated by the portfolio of businesses, and the net outcome is adjusted net revenue 7% higher year-on-year — since the Cemig Group is made up of 49 companies and 10 consortia, with operations that have synergy and are increasingly profitable, in a position of lower risk, and long-term growth in its results.

Our solid cash position of R$ 2.2 billion makes execution of our Strategic plan possible, guaranteeing our dividend policy and debt management, and the execution of the planned investments, including those associated with acquisition opportunities.

The excellent results that we are presenting today show that we continue to add value, in a continuous and sustainable manner, for all our stockholders and other stakeholders.

The rest of this release gives the highlights of our third quarter financial figures.”

(R$ ’000, except where otherwise stated)

— HIGHLIGHTS of 2Q09

• Adjusted Ebitda	R$ 1.07 billion

• Adjusted net income	R$ 545 million

• Adjusted net revenue:	R$ 2.81 billion

• Cash position:	R$ 2.25 billion

• Volume sold in 2Q09:	14,905 GWh

— Economic summary

			R$ million
			Change
	2Q09	2Q08	(%)

Electricity sold, GWh*	14,905	14,975	(-0.5)
Gross revenue	4,437	4,041	10
Adjusted net revenue	2,818	2,626	7
Adjusted Ebitda	1,070	1,020	5
Adjusted net profit	545	471	16

* Includes figures for Light S.A.

— Non-recurring effects

This table shows the non-recurring effects that impacted the consolidated result in the second quarter of 2009.

Adjusted net profit — CEMIG, CONSOLIDATED

R$ million	2Q09	2Q08	Δ%
Net sales revenue	2,976	2,626	13
(a) Tariff review – Net revenue	—	—
(b) Review of transmission revenue	(158)
Adjusted net revenue	2,818	2,626	7
EBITDA	1,035	980	6
(a) Tariff review – Net revenue	—	—
(b) Tariff review – Operational expense	—	—
(c) CVA – Purchase of electricity	—	—
(d) Reversal of provision for contingencies – Cofins tax – Light	—	—
(e) Review of transmission revenue	(158)	—
(f) The PPD Permanent Voluntary Retirement Program	2	40
(g) The PDV Temporary Voluntary Retirement Program	191	—
Adjusted Ebitda	1,070	1,020	5
Net profit	524	635	(17)
(a) Tariff review – Net revenue	—	—
(b) Tariff review – Operational expense	—	—
(c) CVA – Purchase of electricity	—	—
(d) Reversal of provision for contingencies – Cofins tax – Light	—	(108)
(e) Financial compensation – RME		(82)
(f) Review of transmission revenue – Homologation Resolution 496	—	—
(g) The PPD Voluntary Retirement Program	(1)	26
	126	—
(i) Review of transmission revenue	(104)	—
Adjusted net profit	545	471	16

From this point onwards the financial data will be presented without any adjustment for non-recurring effects

— Consolidated electricity market

Sales to final consumers

This table shows the breakdown of our sales to final consumers and YoY changes from 2Q08 to 2Q09:

	MWh
Electricity volume sold	2Q09	2Q08	Δ%
Residential	2,421,497	2,261,334	7
Industrial	5,538,838	6,390,225	(-13)
Commercial	1,530,866	1,463,691	5
Rural	521,051	504,412	3
Other	903,830	937,733	(-4)
Electricity sold to final consumers	10,916,082	11,557,395	(-6)
Own consumption	12,841	13,409	(-4)
Supply to other concession holders	3,525,472	2,851,254	24
Transactions in electricity on CCEE	450,841	—
TOTAL	14,905,236	14,975,755	(-0.5)

— Electricity market: Distribution

Cemig D

Cemig D’s sales by consumer category:

Electricity sales — Cemig D

	MWh
	2Q09	2Q08	Δ%
Residential	1,957	1,806	8
Industrial	1,177	1,338	(-12)
Commercial	1,153	1,093	5
Rural	518	502	3
Other	705	747	(-6)
TOTAL	5,518	5,495	0.4

— Electricity market: Generation

Cemig GT

Breakdown of Cemig GT’s sales by volume:

	MWh
Sale of Cemig GT	2Q09	2Q08	Δ%
Free consumers	4,009	4,655	(-14)
Wholesale supply	4,337	3,066	41
Sales on CCEE	255	347	(-27)
TOTAL	8,601	8,068	7

— Revenue from supply of electricity

Revenue from supply of electricity in 2Q09 was R$ 3,670,692, 10.37% more than in 2Q08 (R$ 3,325,747).

	MWh (*)			R$
	2Q09	2Q08	Change, %	2Q09	2Q08	Change, %
Residential	2,421,497	2,261,334	7.08	1,116,182	1,106,731	0.85
Industrial	5,538,838	6,390,225	(13.32)	916,748	959,230	(4.43)
Commercial, services and others	1,530,866	1,463,691	4.59	672,911	650,125	3.50
Rural	521,051	504,412	3.30	135,220	131,989	2.45
Public authorities	267,399	274,008	(2.41)	115,208	110,574	4.19
Public illumination	304,096	309,487	(1.74)	75,321	76,880	(2.03)
Public service	332,335	354,238	(6.18)	96,583	97,213	(0.65)
Sub-total	10,916,082	11,557,395	(5.55)	3,128,173	3,132,742	(0.15)
Own consumption	12,841	13,409	(4.24)	—	—	—
Subsidy for low-income consumers	—	—	—	45,629	21,811	109.20
Uninvoiced supply — Regulatory asset	—	—	—	—	38,807	—
Supply not invoiced, net	—	—	—	(28,497)	(168,437)	(83.08)
	10,928,923	11,570,804	(5.55)	3,145,305	3,024,923	3.98
Wholesale supply to other concession holders	3,525,472	2,851,254	23.65	456,680	256,952	77.73
Transactions in electricity on CCEE	450,841	553,717	(18.58)	7,697	43,872	(82.46)
Effects of the Final Tariff Review	—	—	—	61,010	—	—
Total	14,905,236	14,975,775	(0.47)	3,670,692	3,325,747	10.37

(*) Information in MWH not reviewed by external auditors.

Main factors affecting revenue in 2Q09:

•                  Tariff adjustment with average impact on consumer tariffs of 4.69%, starting from April 8, 2009.

•                  Reduction in the tariff of Cemig D, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008.

•             Volume of energy invoiced to final consumers 5.5% lower (this excludes Cemig’s own internal consumption).

Supply to other concession holders

Revenues from energy sold to other concession holders totaled R$ 456,680 in 2Q09, 77.73% more than in 2Q08 (R$ 256,952). This is mainly due to the volume of energy sold to other concession holders under ‘bilateral contracts’ being 23.65% higher, due to new contracts made at auctions of electricity to distributors, in which the MWh was sold for tariffs varying from R$ 125 to R$ 145.77.

Revenue for use of the network

This revenue is from the TUSD, charged to Free Consumers, on energy sold, and also revenue for use of Cemig GT’s basic transmission grid. It was 17.27% higher in 2Q09, at R$ 624,195, than in 2Q08 (R$ 532,266). The difference is mainly due to the accounting, in June 2009, of annual permitted revenue (RAP) from previous periods, totaling R$ 158,090, as a result of the Review of the Transmission Tariff being backdated over the period from July 1, 2005 to June 2009.

— EBITDA

Cemig’s Ebitda in the second quarter of 2009 was 5.66% higher than in 2Q08. Adjusted for the non-recurring items, it was 4.96% higher.

Due to the announcement of the Transmission Tariff Review for Cemig GT, Aneel decided on repositioning of the Company’s Annual Permitted Transmission Revenue (RAP) at 5.35%, in the financial amount of R$ 158,090, arising from the effect of the repositioning being backdated to 2005.

EBITDA - R$ ’000	2Q09	2Q08	Change, %
Net profit	523,794	634,872	(17)
+ Income tax and Social Contribution tax	245,493	343,040	(28)
+ Profit shares	45,645	21,909	108
+ – Financial revenues (expenses)	33,207	(238,207)	—
+ Depreciation and amortization	172,487	170,375	1
+ Minority interests	14,598	47,759	(69)
EBITDA	1,035,224	979,748	6
Non-recurring items:
- Review of Transmission Revenue – Technical Note 214/2009	(158,090)	—	—
+ The PDV Temporary Voluntary Retirement Program	191,184	—	—
+ the PPD Permanent Voluntary Retirement Program	1,734	33,641	(-96)
= ADJUSTED EBITDA	1,070,052	1,019,501	5

In spite of operational costs and expenses (excluding depreciation and amortization) being 17.86% higher, Ebitda was 5.66% higher in 2Q09 than in 2Q08. This was due to the good performance in sales, with a positive impact of 13.31% on net operational revenue. The high increase in operational costs and expenses had a negative impact on Ebitda margin, which was 37.31% in 2Q08, but 34.75% in 2Q09.

— Net income

In the second quarter of 2009 (2Q09), Cemig reported net income of R$ 523,794, 17.50% less than the net income of R$ 634,872 reported for the second quarter of 2008 (2Q08). This was basically due to operational costs and expenses 16.36% higher, and the variation in Financial revenue (expenses), partially offset by Net operational revenue 13.31% higher. Cemig posted net financial expenses of R$ 33,207 in 2Q09, compared with net financial revenue of R$ 238,207 in 2Q08.

The higher operational costs and expenses basically reflect cost of electricity bought for resale 15.36% higher, and personnel expenses 53.06% higher, as a result of the cost of the PDV Temporary Voluntary Retirement Program, which totaled R$ 191,184 — being posted in the second quarter of 2009. Please refer to additional comments in the specific items of this report.

— Non-controllable costs

Differences between the sum of non-controllable costs (known as “CVA”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Due to a change in Aneel’s plan of accounts, some items were transferred to the item “Deductions from operational revenues”. For more information, please see Explanatory Notes 2 and 7 to the Quarterly Information.

— Deductions from operational revenues

	2Q09	2Q08	Change, %
ICMS tax	743,632	774,297	(3.96)
Cofins tax	315,499	301,350	4.70
PIS and Pasep taxes	68,461	60,542	13.08
ISS value-added tax on services	950	1,075	(11.63)
	1,128,542	1,137,264	(0.77)

Global Reversion Reserve – RGR	48,627	43,207	12.54
Energy Efficiency Program – P.E.E.	9,888	9,806	0.84
Energy Development Account – CDE	101,959	99,314	2.66
Fuel Consumption Account – CCC	152,049	110,258	37.90
Research and Development – R&D	8,158	6,879	18.59
National Scientific and Technological Development Fund – FNDCT	8,353	6,253	33.58
Energy System Expansion Research (EPE / Energy Ministry)	4,102	1,687	143.15
Emergency Capacity Charge	—	10	—
	333,136	277,414	20.09
	1,461,678	1,414,678	3.32

Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC was R$ 152,049 in 2Q09, 37.90% more than in 2Q08 (R$ 110,258). This refers to the operational costs of the thermal plants in the Brazilian grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. This is a non-controllable cost. The amount posted for electricity distribution services is the amount passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás.

Energy Development Account — CDE

The deduction from revenue for the CDE was R$ 101,959 in 2Q09, compared to R$ 99,314 in 2Q08, an increase of 2.66%. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the grid, and passed onto Eletrobrás.

The other deductions from revenue are of taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue.

— Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 2,112,731 in 2Q09, 17.86% more than in 2Q08 (R$ 1,816,571). This is mainly due to the increases in Personnel costs and Electricity bought for resale, partially offset by lower Operational provisions, Raw materials and Post-employment obligations.

The main year-on-year variations in these expenses are:

Personnel expenses

Personnel expenses totaled R$ 448,231 in 2Q09, 52.72% more than in 2Q08 (R$ 293,499). This reflects the salary increase of 7.26% given to employees in November 2008, and the provision of R$ 191,184 for the PDV Permanent Voluntary Retirement Program, posted in 2Q09.

Electricity bought for resale

The expense on this account in 2Q09 was R$ 838,265, 15.36% more than the expense of R$ 726,657 in 2Q08. This is a non-controllable cost: the expense recorded in the income statement is the amount actually passed through to the tariff. Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

Post-employment obligations

The expense on post-employment obligations in 2Q09 totaled R$ 34,515, 45.94% more than in 2Q08 (R$ 63,844). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the plans, estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made to the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Operational provisions

Operational provisions were constituted as revenue (due to reversal) totaling R$ 6,950 in 2Q09, compared with an expense of R$ 27,344 in 2Q08. The reduction is due to the reversal, in June 2009, of a provision of R$ 26,804 for civil lawsuits on tariff increases, due to finalization of those cases.

— Financial revenues (expenses)

	2Q09	2Q08	Change, %
FINANCIAL REVENUES
Revenue from cash investments	65,657	68,192	(3.72)
Arrears penalty payments on electricity bills	33,502	47,812	(29.93)
Interest and monetary updating on accounts receivable from the Minas Gerais state government	8,998	8,921	0.86
Monetary updating of CVA	9,766	9,689	0.79
Monetary updating on General Agreement for the Electricity Sector	11,242	27,658	(59.35)
Monetary updating on Deferred Tariff Adjustment	25	28,307	(99.91)
FX variations	69,001	33,448	106.29
Pasep and Cofins taxes on financial revenues	(18,412)	(19,058)	(3.39)
Gains on financial instruments	(547)	2,164	—
Financial compensation – RME	—	82,702	—
Adjustment to present value	317	62,003	(99.49)
Other	25,632	49,516	(48.23)
	205,181	401,354	(48.88)
FINANCIAL EXPENSES
Charges on loans and financings	(150,212)	(179,200)	(16.18)
Monetary updating on General Agreement for the Electricity Sector	(510)	(1,776)	(71.28)
Monetary updating – CCEE	(4,013)	—	—
Monetary updating of CVA	1,802	(10,539)	—
FX variations	(7,282)	10,204	(171.36)
Monetary updating on loans and financings	(2,233)	(27,908)	(92.00)
CPMF tax	—	(1,434)	—
Provision for losses on recovery of Extraordinary Tariff Recomposition and “Free Energy” amounts – updating	(416)	(7,397)	(94.38)
Adjustment to present value	(4,571)	(4,905)	(6.81)
Losses on financial instruments	(55,576)	(31,236)	77.92
Reversal of provision for PIS and Cofins taxes	2,107	108,090	(98.05)
Other	(17,484)	(17,046)	2.57
	(238,388)	(163,147)	46.12
	(33,207)	238,207	—

The Financial revenue (expenses) line was significantly different between the two periods. The main factors are:

•      Revenue from arrears penalty payments for late payment of electricity bills 29.93% lower in 2Q09, at R$ 33,502, compared to R$ 47,812 in 2Q08. This basically reflects payment of accounts received from large industrial consumers related to previous years, the principal amounts of which were considerably less than the added amounts related to financial charges applied.

•      The Company recognized a financial gain in the second quarter of 2008, in the amount of R$ 82,702, for the financial compensation to be paid by the stockholders of RME for Cemig’s waiver of exercise of an option to buy the rights of the partners of RME over the generation assets of Light for a previously agreed amount. For more details, see Explanatory Note 29.

•      Revenue from adjustment to present value in 2008, totaling R$ 62,003, applied to the balance of some financings, debentures and obligations payable for concessions for consideration, in compliance with Law 11,638/07.

•      Revenue from monetary variation on the General Agreement for the Electricity Sector 59.35% lower — at R$ 11,242 in 2009, vs. R$ 27,658 in 2008 — reflecting the lower value of the regulatory assets in 2009, due to the principal regulatory assets previously posted (RTE and Deferred Tariff Adjustment) having been amortized.

•      Revenue reported in 2008 of R$ 108,090 from the final court decision in favor of Light in an action challenging the application of the PIS and Cofins taxes to financial revenue.

•      Costs of loans and financings 16.18% lower, due to amortizations of debt in 2008 and the lower variation in the CDI rate (the main indexor of contracts) in 2009.

— Income tax and Social Contribution tax

Cemig’s expenses on income tax and the Social Contribution tax in 2Q09 totaled R$ 245,493, on income of R$ 828,541 before tax effects, a percentage of 29.63%. The Company’s expenses on income tax and the Social Contribution tax in 2Q08 were R$ 343,040 on income of R$ 993,648 before tax effects, a percentage of 34.52%.

— Disclaimer

Some statements and assumptions in this document are projections based on the viewpoint and assumptions of management, and involve risks and uncertainties both known and unknown. Future outcomes may differ materially from those expressed or implicit in such statements.

— CONTACT:

Investor Relations	ri@cemig.com.br
Tel. +55-31-3506-5024
Fax +55-31-3506-5025

CEMIG GT — Tables I to III

TABLE I

Operating Revenues (consolidated) - CEMIG GT
Values in million of Reais

	2nd Q. 2009	1st Q. 2009	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Sales to end consumers	431	412	5	455	(5)	843	884	(5)
Supply	540	357	51	294	84	897	586	53
Revenues from Trans. Network + Transactions in the CCEE	315	151	109	153	106	466	303	54
Others	5	6	(17)	8	(38)	11	15	(27)
Subtotal	1,291	926	39	910	42	2,217	1,788	24
Deductions	(245)	(194)	26	(210)	17	(439)	(405)	8
Net Revenues	1,046	732	43	700	49	1,778	1,383	29

TABLE II

Operating Expenses (consolidated) - CEMIG GT
Values in millions of reais

	2nd Q. 2009	1st Q. 2009	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Personnel/Administrators/Councillors	105	69	52	70	50	169	134	26
Depreciation and Amortization	57	56	2	55	4	113	111	2
Charges for Use of Basic Transmission Network	70	72	(3)	65	8	142	129	10
Contracted Services	28	24	17	26	8	53	43	23
Forluz – Post-Retirement Employee Benefits	7	7	—	12	(42)	15	24	(38)
Materials	4	3	33	4	—	7	7	—
Royalties	35	35	—	31	13	70	62	13
Operating Provisions	1	—	—	—	—	—	—	—
Other Expenses	17	14	21	15	13	31	42	(26)
Purchased Energy	44	27	63	—	—	71	(8)	(988)
Raw material for production	4	—	—	42	(90)	4	41	(90)
Total	372	307	186	320	(37)	675	585	(1,067)

TABLE III

Statement of Results (Consolidated) - CEMIG GT
Values in millions of reais

	2nd Q. 2009	1st Q. 2009	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Net Revenue	1,045	732	43	700	49	1,778	1,383	29
Operating Expenses	(372)	(307)	21	(300)	24	(675)	(585)	15
EBIT	673	425	58	400	68	1,103	798	38
EBITDA	730	481	52	456	60	1,216	909	34
Financial Result	(43)	(50)	(14)	(24)	79	(93)	(104)	(11)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(172)	(137)	26	(94)	83	(309)	(201)	54
Employee Participation	(5)	(6)	(17)	(5)	—	(16)	(10)	60
Net Income	453	232	53	277	230	685	483	141

CEMIG D — Tables I to V

TABLE I

Chart I

CEMIG D Market

	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY(1)	T.E.D(2)	TUSD PICK(3)
1Q06	4,856	4,053	8,909	17.4
2Q06	4,986	4,207	9,193	17.8
3Q06	5,069	4,286	9,355	18.1
4Q06	5,059	4,194	9,253	18.2
1Q07	4,912	4,128	9,040	18.5
2Q07	5,267	4,438	9,705	19.1
3Q07	5,165	4,516	9,681	19.8
4Q07	5,350	4,457	9,807	20.0
1Q08	5,175	4,082	9,257	20.5
2Q08	5,494	4,364	9,858	20.5
3Q08	5,766	4,597	10,363	21.2
4Q08	5,823	4,368	10,191	21.4
1Q09	5,408	3,269	8,677	20.6
2Q09	5,478	3,593	9,071	20.5

(1)	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumer clients (“Portion A”).
(2)	Total electricity distributed
(3)	Sum of the demand on which the TUSD is invoiced, according to demand contracted (“Portion B”).

TABLE II

Operating Revenues (consolidated) - CEMIG D

Values in million of Reais

	2nd Q. 2009	1st Q. 2008	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Sales to end consumers	2,290	1,803	27	2,089	10	4,093	4,427	(8)
TUSD	276	262	5	341	(19)	538	656	(18)
Subtotal	2,566	2,065	24	2,430	6	4,631	5,083	(9)
Others	5	32	(84)	14	(64)	37	37	—
Subtotal	2,571	2,097	23	2,444	5	4,668	5,120	(9)
Deductions	(982)	(911)	8	(980)	0	(1,893)	(2,008)	(6)
Net Revenues	1,589	1,186	34	1,464	9	2,775	3,112	(11)

TABLE III

Operating Expenses (consolidated) - CEMIG D
Values in millions of reais

	2nd Q. 2009	1st Q. 2008	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Purchased Energy	738	506	46	603	22	1,244	1,181	5
Personnel/Administrators/Councillors	326	201	62	196	66	513	390	32
Depreciation and Amortization	82	81	1	82	—	163	192	(15)
Charges for Use of Basic Transmission Network	135	120	13	113	19	255	233	9
Contracted Services	143	105	36	102	40	248	202	23
Forluz – Post-Retirement Employee Benefits	23	23	—	37	(38)	46	74	(38)
Materials	20	21	(5)	19	5	41	41	—
Operating Provisions	9	16	(44)	(4)	(325)	24	32	(25)
Other Expenses	65	28	132	28	132	94	60	57
Total	1,541	1,101	242	1,176	(77)	2,628	2,405	48

TABLE IV

Statement of Results (Consolidated) - CEMIG D
Values in millions of reais

	2nd Q. 2009	1st Q. 2008	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Net Revenue	1,589	1,186	34	1,464	9	2,775	3,112	(11)
Operating Expenses	(1,540)	(1,101)	40	(1,175)	31	(2,628)	(2,405)	9
EBIT	49	85	(42)	289	(83)	147	707	(79)
EBITDA	131	166	(21)	370	(65)	310	899	(66)
Financial Result	1	(8)	(113)	12	(92)	(7)	23	(130)
Provision for Income Taxes, Social Cont & Deferred Income Tax	17	(18)	(194)	(68)	(125)	(1)	(208)	(100)
Employee Participation	(19)	(19)	—	(16)	19	(51)	(33)	55
Net Income	48	40	20	217	(78)	88	489	(82)

CEMIG Consolidated — Tables I to XII

TABLE I

Energy Sales (Consolidated)

	2nd Q. 2009	1st Q. 2009	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Residential	2,421,497	2,446,236	(1.0)	2,261,334	7.1	4,867,733	4,497,914	8.2
Industrial	5,538,838	5,593,627	(1.0)	6,390,225	(13.3)	11,132,465	12,491,728	(10.9)
Commercial	1,530,866	1,566,568	(2.3)	1,463,691	4.6	3,097,434	2,941,221	5.3
Rural	521,051	455,518	14.4	504,412	3.3	976,569	960,835	1.6
Others	903,830	896,981	0.8	937,733	(3.6)	1,800,811	1,806,607	(0.3)
Electricity sold to final consumers	10,916,082	10,958,930	(0.4)	11,557,395	(5.5)	21,875,012	22,698,305	(3.6)
Own Consumption	12,841	12,815	0.2	13,409	(4.2)	25,656	26,515	(3.2)
Low-Income Consumers Subsidy	—	—	—	—	—	—	—	—
Unbilled Supply, Net	—	—	—	—	—	—	—	—
Supply	3,525,472	2,748,037	28.3	2,851,254	23.6	6,273,509	5,563,520	12.8
Transactions on the CCEE	450,841	832,304	(45.8)	553,717	(18.6)	1,283,145	705,880	81.8
Final result of the second review of CEMIG D	—	—	—	—	—	—	—	—
TOTAL	14,905,236	14,552,086	2.4	14,975,775	(0.5)	29,457,322	28,994,220	1.6

TABLE II

Chart II

Sales per Company

Cemig Distribution

2° Quarter 2009 Sales	GWh
Industrial	2,360
Residencial	3,862
Rural	970
Commercial	2,313
Others	1,421
Sub total	10,926
Wholesale supply	90
Total	11,016

Cemig GT

2° Quarter 2009 Sales	GWh
Free Consumers	8,116
Wholesale supply	7,349
Wholesale supply Cemig Group	5,697
Wholesale supply bilateral contracts	1,069
Total	583

Independent Generation

2° Quarter 2009 Sales	GWh
Horizontes	35
Ipatinga	82
Sá Carvalho	238
Barreiro	34
CEMIG PCH S.A	60
Rosal	114
Capim Branco	32
Total	890

RME (25%)

2° Quarter 2009 Sales	GWh
Industrial	223
Residencial	1,006
Commercial	765
Rural	6
Others	405
Wholesale supply	565
Transactions in the CCEE (PLD)	121
Total	3,091

Cemig Consolidated by Company

2° Quarter 2009 Sales	GWh	Participação
Cemig Distribution	11,016	37%
Cemig GT	16,492	56%
Wholesale Cemig Group	3,091	10%
Wholesale Light Group	890	3%
Independent Generation	(1,867)	-6%
RME	(165)	-1%
Total	29,457	100%

TABLE III

Operating Revenues (consolidated)
Values in million of Reais

	2nd Q. 2009	1st Q. 2009	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Sales to end consumers	3,146	3,041	3	3,025	4	6,187	6,282	(2)
TUSD	325	274	19	358	(9)	599	667	(10)
	61	(265)	(123)	—	—	(204)	—	—
Subtotal	3,532	3,050	16	3,383	4	6,582	6,949	(5)
Supply + Transactions in the CCEE	464	360	29	300	55	824	619	33
Revenues from Trans. Network	298	179	66	175	70	477	347	37
Gas Supply	79	72	10	97	(19)	151	189	(20)
Others	64	66	(3)	86	(26)	130	140	(7)
Subtotal	4,437	3,727	19	4,041	10	8,164	8,244	(1)
Deductions	(1,461)	(1,361)	7	(1,415)	3	(2,822)	(2,863)	(1)
Net Revenues	2,976	2,366	26	2,626	13	5,342	5,381	(1)

TABLE IV

Operating Expenses (consolidated)
Values in R$ million

	2nd Q. 2009	1st Q. 2009	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Purchased Energy	838	672	25	727	15	1,510	1,452	4
Personnel/Administrators/Councillors	449	298	51	294	53	747	578	29
Depreciation and Amortization	173	171	1	171	1	344	372	(8)
Charges for Use of Basic Transmission Network	211	204	3	183	15	415	356	17
Contracted Services	201	161	25	157	28	362	302	20
Forluz – Post-Retirement Employee Benefits	34	34	—	63	(46)	68	125	(46)
Materials	26	26	—	2	1,200	52	50	4
Royalties	37	36	3	31	19	73	65	12
Gas Purchased for Resale	46	39	18	57	(19)	85	110	(23)
Operating Provisions	(8)	54	(115)	28	(129)	46	124	(63)
Raw material for production	4	—	—	42	(90)	4	42	(90)
Other Expenses	102	62	65	62	65	164	107	53
Total	2,113	1,757	20	1,817	16	3,870	3,683	5

TABLE V

Financial Result Breakdown
Values in millions of reais

	2nd Q. 2009	1st Q. 2009	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Financial Revenues	205	209	-2	401	-49	414	649	-36
Income from Investments	66	66	0	68	-3	132	122	8
Fines on Energy Accounts	33	28	18	48	-31	61	99	-38
CRC Contract/State (interest + monetary variation)	9	40	-78	9	0	49	48	2
Monetary variation of Extraordinary Tariff Recomposition and RTD	22	28	-21	66	-67	50	144	-65
Exchange Rate Variations	69	21	229	33	109	90	36	150
PASEP/COFINS	-18	-1	1700	-19	-5	-19	-23	-17
Financial Compensation RME	0	0	0	83	-100	0	83	-100
Adjustment to Present Value	0	1	-100	62	-100	1	62	-98
Derivatives	-1	1	-200	2	-150	0	9	-100
Others	25	25	0	49	-49	50	69	-28
Financial Expenses	-238	-247	-4	-163	46	-485	-490	-1
Charges on Loans and Financing	-150	-200	-25	-179	-16	-350	-374	-6
Monetary variation of Extraordinary Tariff Recomposition	-7	-3	133	-12	-42	-10	-29	-66
Exchange Rate Variations	-2	2	-200	10	-120	0	0	0
Monetary Variarion Liabilities - Loans and Financing	-2	-4	-50	-28	-93	-6	-52	-88
CPMF	0	0	0	-2	-100	0	-7	-100
Provision for Losses from Tariff Recomposition	-1	9	-111	-7	-86	8	-23	-135
Adjustment to Present Value	0	0	0	-5	-100	-5	-5	0
Reversal of provision for PIS and Cofins taxes	2	-2	-200	108	-98	0	108	-100
Losses from Derivatives	-56	-21	167	-31	81	-77	-43	79
Other	-17	-28	-39	-17	0	-45	-65	-31
Financial Result	-33	-38	-13	238	-114	-71	159	-145

TABLE VI

Statement of Results (Consolidated)
Values in millions of reais

	2nd Q. 2009	1st Q. 2009	Chge%	2nd Q. 2008	Chge%	1st H. 2009	1st H. 2008	Chge%
Net Revenue	2,976	2,366	26	2,626	13	5,342	5,381	(1)
Operating Expenses	(2,114)	(1,757)	20	(1,817)	16	(3,870)	(3,692)	5
EBIT	862	609	42	809	7	1,472	1,689	(13)
EBITDA	1,035	780	33	980	6	1,816	2,061	(12)
Financial Result	(33)	(38)	(13)	238	(114)	(71)	159	(145)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(245)	(188)	30	(343)	(29)	(433)	(619)	(30)
Employee Participation	(45)	(27)	67	(22)	105	(73)	(44)	66
Minority Shareholders	(15)	(20)	(25)	(47)	(68)	(35)	(60)	(42)
Net Income	524	336	56	635	(17)	860	1,125	(24)

TABLE VII

Statement of Results (Consolidated) - per Company

Values in millions of reais

	Cemig H		Cemig D		Cemig GT
	1° Sem 2009	2° Tri 2008	1° Sem 2009	2° Tri 2008	1° Sem 2009	2° Tri 2008
Net Revenue	5,342	2,976	1,778	1,589	2,775	1,045
Operating Expenses	(3,870)	(2,114)	(675)	(1,540)	(2,628)	(372)
EBIT	1,472	862	1,103	49	147	673
EBITDA	1,816	1,033	1,216	131	309	730
Financial Result	(71)	(33)	(93)	1	(7)	(43)
Provision for Income Taxes, Social Cont & Deferred Income Tax	(433)	(245)	(309)	17	(1)	(172)
Employee Participation	(73)	(45)	(16)	(19)	—	—
Minority Shareholders	(35)	(15)	—	—	88	453
Net Income	860	524	685	48	88	453

TABLE VIII

Share Ownership

Number of shares as of june 30, 2009

Shareholders	Common	%	Preferred	%	Total	%
State of Minas Gerais	138,175,720	51	—	—	138,175,720	22
Southern Electric Brasil Part. Ltda.	89,383,266	33	—	—	89,383,266	14
Other:	—	—	—	—	—	—
Local	30,026,915	11	106,417,257	30	136,444,172	22
Foreigners	13,568,342	5	242,805,392	70	256,373,734	41
Total	271,154,243	100	349,222,649	100	620,376,892	100

* Southern Electric Brasil Participações Ltda

TABLE IX

BALANCE SHEETS (CONSOLIDATED)
ASSETS
Values in millions of reais

	2nd Q. 2009	1st Q. 2009	Chge%	2008
CURRENT ASSETS	7,886	7,995	(1)	7,677
Cash and Cash Equivalents	2,250	2,706	(17)	2,284
Consumers and Distributors	2,233	2,155	4	2,042
Consumers — Rate Adjustment	317	303	5	329
Dealership - Energy Transportation	405	414	(2)	463
Dealers - Transactions on the MAE	18	16	13	15
Tax Recoverable	1,235	980	26	844
Materials and Supplies	37	37	—	36
Prepaid Expenses - CVA	633	579	9	779
Tax Credits	327	297	10	189
Regulatory Assets	—	—	—	46
Deferred Tariff Adjustment	—	15	(100)	133
Regulatory Assets - Transmition Rate Adjustment	85	—	—	—
Other	346	493	(30)	517
NONCURRENT ASSETS	4,211	4,298	(2)	3,956
Account Receivable from Minas Gerais State Government	1,813	1,771	2	1,801
Consumers — Rate Adjustment	66	165	(60)	219
Prepaid Expenses - CVA	545	666	(18)	297
Tax Credits	655	702	(7)	748
Dealers - Transactions on the MAE	5	11	(55)	4
Recoverable Taxes	289	285	1	272
Escrow Account re: Lawsuits	509	439	16	382
Regulatory Assets - Transmition Rate Adjustment	86	85	1	90
Consumers and Distributors	72	—	—	—
Other Receivables; Regulatory Assets; Deferred Tariff Adjustment	171	174	(2)	143
	13,657	12,834	6	12,708
Investments	1,147	1,144	—	1,150
Property, Plant and Equipment	11,558	11,083	4	10,954
Intangible	945	607	57	604
TOTAL ASSETS	25,754	25,127	2	24,341

TABLE X

BALANCE SHEETS (CONSOLIDATED)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Values in millions of reais

	2nd Q. 2009	1st Q. 2009	Chge%	2008
CURRENT LIABILITIES	5,794	5,692	2	5,808
Suppliers	767	824	(7)	892
Taxes payable	998	810	23	627
Loan, Financing and Debentures	1,578	1,348	17	1,280
Payroll,related charges and employee participation	453	253	79	411
Interest on capital and dividends	491	960	(49)	960
Employee post-retirement benefits	102	101	1	83
Regulatory charges	459	425	8	488
Other Obligations - Provision for losses on financial instruments	518	559	(7)	578
Regulatory Liabilities - CVA	428	412	4	489
NON CURRENT LIABILITIES	9,350	9,384	(0)	8,839
Loan, Financing and Debentures	6,210	6,230	(0)	6,064
Employee post-retirement benefits	1,349	1,363	(1)	1,397
Taxes and social charges	539	445	21	372
Reserve for contingencies	648	691	(6)	662
Other	193	195	(1)	187
Prepaid expenses - CVA	411	460	(11)	157
PARTICIPATION IN ASSOCIATE COMPANIES	392	363	10	342
SHAREHOLDERS’ EQUITY	10,211	9,688	5	9,352
Registered Capital	3,102	2,482	25	2,482
Capital reserves	3,969	3,983	(0)	3,983
Income reserves	2,253	2,860	(21)	2,860
Acumulated Income	860	336	156	—
Funds for capital increase	27	27	—	27
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,747	25,127	2	24,341

TABLE XI

Cash Flow Statement (consolidated)
Values in million of Reais

	2nd Q. 2009	1st Q. 2009	Chge%	2nd Q. 2008	Chge%	1st Half 2009	1st Half 2008	Chge%
Cash at start of period	2,706	2,284	18.5	2,459	10.0	2,284	2,066	10.6
Cash from operations	672	638	5.3	741	(9.3)	1,310	1,374	(4.7)
Net income	524	336	56.0	600	(12.7)	860	1,125	(23.6)
Depreciation and amortization	173	171	1.2	171	1.2	344	372	(7.5)
Suppliers	56	67	(16.4)	(471)	(111.9)	123	283	(56.5)
Deferred Tariff Adjustment	14	119	(88.2)	86	(83.7)	133	186	(28.5)
Other adjustments	(95)	(55)	72.7	355	(126.8)	(150)	(592)	(74.7)
Financing activity	(283)	76	(472.4)	(831)	(65.9)	(206)	(925)	(77.7)
Financing obtained	275	192	43.2	147	87.1	467	168	178.0
Payment of loans and financing	(89)	(116)	(23.3)	(546)	(83.7)	(205)	(661)	(69.0)
Interest on Own Capital and Dividends	(469)	—	—	(432)	8.6	(469)	(432)	8.6
Investment activity	(844)	(292)	189.0	(367)	130.0	(1,137)	(512)	122.1
Investments outside the concession area	(188)	22	(954.5)	(35)	437.1	(166)	(46)	260.9
Investments in the concession area	(680)	(337)	101.8	(380)	78.9	(1,017)	(486)	109.3
Special obligations - consumer contributions	24	23	4.3	49	(51.0)	47	21	123.8
Cash at the end of period	2,251	2,706	(16.8)	2,002	12.4	2,251	2,003	12.4

TABLE XII

Adjusted net profit — Cemig GT

R$ million	2Q09	1Q09	Δ%	2Q08	Δ%	1H 2009	1H 2008	Δ%
Net sales revenue	1,046	732	43	700	49	1,778	1,383
(a) Tariff review — Net revenue	(158)		—			(158)

Adjusted net revenue	888	732		700	27	1,620	1,383
Net profit	452	232	95	278	63	684	484	41
Review of transmission revenue — Homologation Resolution 496	—	—	—	—	—			—
Review of Transmission Revenue — Technical Note 214/2009	(104)		—			(104)
The PPD Voluntary Retirement Program	—	—	—	4			5
The PDV Temporary Voluntary Retirement Program	24		—		—	24		—
Adjusted net profit	372	232	60	282	32	604	489	24
EBITDA	730	485	51	456	60	1,216	909	34
Review of transmission revenue — Homologation Resolution 496	(158)	—	—	—	—	(158)
The PDV Temporary Voluntary Retirement Program	37	—	—	8		37	11
Adjusted Ebitda	609	485	26	464	31	1,095	920	19

Adjusted net profit — CEMIG D

R$ million	2Q09	1Q09	Δ%	2Q08	Δ%	1H 2009	1H 2008	Δ%
Net sales revenue	1,589	1,186	34	1,464	9	2,775	3,112	(11)
(a) Tariff review — Net revenue	—	214				214
Adjusted net revenue	1,589	1,400		1,464	9	2,989	3,112
EBITDA	130	180	(28)	370	(65)	310	898	(65)
(a) Tariff review — Net revenue	—	214		—		214	(62)
(b) Tariff review — Operational expense	—	(21)		—		(21)	4
(c) CVA — Purchase of electricity		—		—			—
(d) The PPD Voluntary Retirement Program	2	(2)		25		—	29
(e) The PDV Temporary Voluntary Retirement Program	148					148	—
Adjusted Ebitda	280	371	(25)	395	(29)	651	869	(25)
Net profit	48	40	20	216	(78)	88	487	(82)
(a) Tariff review — Net revenue	—	141		—		141	(41)
(b) Tariff review — Operational expense	—	(14)		—		(14)	3
(c) CVA — Purchase of electricity	—	—		—		—	—
(d) The PPD Voluntary Retirement Program	1	(1)		17		—	20
(e) The PDV Temporary Voluntary	98					98
(f) Reversal of provisions for PIS and Cofins taxes
Adjusted net profit	147	166	(11)	233	(37)	313	469	(33)

Adjusted net profit — CEMIG, CONSOLIDATED

R$ million	2T09	1T09	Δ%	2Q08	Δ%	1H 2009	1H 2008	Δ%
Net sales revenue	2,976	2,366	26	2,626	13	5,342	5,381	(1)
(a) Tariff review — Net revenue	—	214	—	—		214	(62)	(445)
(b) Review of transmission revenue	(158)	—	—			(158)		—
Adjusted net revenue	2,818	2,580	9	2,626	7	5,398	5,319	1
EBITDA	1,035	781	33	980	6	1,816	2,061	(12)
(a) Tariff review — Net revenue	—	214	—	—		214	(62)
(b) Tariff review — Operational expense	—	(21)	—	—		(21)	4
(c) CVA — Purchase of electricity	—	—	—	—		—	—
(d) Reversal of provision for contingencies — Cofins tax — Light	—	—	—	—		—	—
(e) Review of transmission revenue — Homologation Resolution 496	—	—	—	—		—	—
(f) The PPD Permanent Voluntary Retirement Program	2	(2)	—	40		—	40
(g) The PDV Temporary Voluntary Retirement Program	191	—	—	—		191	—
Adjusted Ebitda	1,070	972	10	1,020	5	2,042	2,043	(0)
Net profit	524	336	56	635	(17)	860	1,125	(24)
(a) Tariff review — Net revenue	—	141	—	—		141	(41)
(b) Tariff review — Operational expense	—	(14)	—	—		(14)	3
(c) CVA — Purchase of electricity	—	—	—	—		—	—
(d) Reversal of provision for contingencies — Cofins tax — Light	—	—	—	(108)		—	(108)
(e) Financial compensation — RME			—	(82)			(82)
(f) Review of transmission revenue — Homologation Resolution 496	—	—	—	—		—	—
(g) The PPD Voluntary Retirement Program	(1)	—	—	26		(1)	26
	126	—	—	—		126	—
(i) Review of transmission revenue	(104)	—	—	—		(104)
Adjusted net profit	545	463	18	471	16	1,008	923	9

13.	Quarterly Financial Information for the quarter ended June 30, 2009, Companhia Energética de Minas Gerais – CEMIG

BALANCE SHEETS

AT JUNE 30 AND MARCH 31, 2009

ASSETS

R$ ’000

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
CURRENT
Cash and cash equivalents (Note 3)	2,250,277	2,705,591	121,322	214,415
Consumers and traders (Note 4)	2,233,496	2,155,330	—	—
Extraordinary Tariff Recomposition, and “Portion A” – Note 6	317,042	302,636	—	—
Concession holders – transport of electricity	405,067	414,102	—	—
Taxes subject to offsetting (Note 10)	1,235,175	980,422	5,192	5,191
Anticipated expenses – CVA (Note 9)	632,644	579,414	—	—
Traders – Transactions in “Free Energy” (Note 8)	17,573	16,115	—	—
Tax credits (Note 11)	327,355	297,298	40,896	41,899
Dividends receivable	—	—	847,242	1,436,468
Deferred Tariff Adjustment	—	14,644	—	—
Regulatory asset – Transmission Tariff Review (Note 7)	85,732	—	—	—
Inventories	36,452	36,817	17	17
Other credits	345,439	492,655	7,840	19,804
TOTAL, CURRENT	7,886,252	7,995,024	1,022,509	1,717,794

NON-CURRENT
Long term assets
Accounts receivable from Minas Gerais State Govt. (Note 12)	1,813,461	1,770,926	—	—
Credit Receivables Investment Fund (Note 12)	—	—	835,932	820,008
Regulatory asset – PIS / Pasep and Cofins taxes (Note 13)	46,240	46,240	—	—
Extraordinary Tariff Recomposition, and “Portion A” (Note 6)	66,444	165,296	—	—
Anticipated expenses – CVA (Note 9)	545,039	666,496	—	—
Tax credits (Note 11)	655,163	701,843	99,512	128,706
Traders – Transactions in “Free Energy” (Note 8)	4,746	10,640	—	—
Taxes subject to offsetting (Note 10)	289,130	284,935	196,103	189,477
Deposits linked to legal actions	508,732	438,834	95,461	88,946
Consumers and traders (Note 4)	85,726	84,781	—	—
Regulatory asset – Transmission Tariff Review (Note 7)	72,358	—	—	—
Other credits	123,672	128,412	72,733	72,593
	4,210,711	4,298,403	1,299,741	1,299,730

Investments (Note 14)	1,147,309	1,147,818	8,968,923	8,210,890
Fixed assets (Note 15)	11,557,749	11,082,829	1,977	2,007
Intangible (Note 16)	945,557	602,813	1,951	2,247
TOTAL, NON-CURRENT	17,861,326	17,131,863	10,272,592	9,514,874
TOTAL ASSETS	25,747,578	25,126,887	11,295,101	11,232,668

The Explanatory Notes are an integral part of the Quarterly Information.

BALANCE SHEETS

AT JUNE 30 AND MARCH 31, 2009

LIABILITIES

R$ ’000

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CURRENT
Suppliers (Note 17)	766,850	824,407	5,762	3,212
Regulatory charges (Note 20)	459,348	425,344	—	—
Profit shares	51,408	39,472	1,974	1,490
Taxes, charges and contributions (Note 18)	998,950	810,128	76,517	20,731
Interest on Equity, and dividends, payable	490,820	960,129	490,820	960,129
Loans and financings (Note 19)	1,139,800	912,515	19,461	9,417
Debentures (Note 19)	437,676	434,864	—	—
Salaries and mandatory charges on payroll	401,686	214,508	18,016	11,980
Regulatory liabilities – CVA (Note 9)	224,826	146,776	—	—
Regulatory liabilities – Tariff Review	203,615	264,626	—	—
Post-employment obligations (Note 21)	102,094	100,514	4,055	4,016
Provision for losses on financial instruments (Note 31)	163,306	120,048	—	—
Debt to related parties (Note 30)	—	—	10,434	10,406
Other obligations	354,546	438,896	19,264	18,903
TOTAL, CURRENT	5,794,925	5,692,227	646,303	1,040,284

NON-CURRENT
Regulatory liabilities – CVA (Note 9)	410,953	459,537	—	—
Loans and financings (Note 19)	4,817,167	4,991,326	55,190	73,587
Debentures (Note 19)	1,393,370	1,238,430	—	—
Taxes, charges and contributions (Note 18)	538,945	444,684	—	—
Contingency provisions (Note 23)	647,945	690,570	331,561	378,886
Post-employment obligations (Note 21)	1,348,690	1,364,171	51,178	52,005
Other obligations	192,596	195,192	31	30
TOTAL, NON-CURRENT	9,349,666	9,383,910	437,960	504,508

MINORITY INTERESTS	392,149	362,874	—	—

STOCKHOLDERS’ EQUITY (Note 23)
Registered capital	3,101,884	2,481,508	3,101,884	2,481,508
Capital reserves	3,969,099	3,983,021	3,969,099	3,983,021
Capital reserves	2,253,466	2,859,920	2,253,466	2,859,920
Accumulated Conversion Adjustment	(771)	61	(771)	61
Retained earnings	860,036	336,242	860,036	336,242
Funds allocated to increase of capital	27,124	27,124	27,124	27,124
TOTAL STOCKHOLDERS’ EQUITY	10,210,838	9,687,876	10,210,838	9,687,876
TOTAL LIABILITIES	25,747,578	25,126,887	11,295,101	11,232,668

The Explanatory Notes are an integral part of the Quarterly Information.

INCOME STATEMENT

FOR THE HALF-YEAR PERIODS ENDING JUNE 30, 2009 AND 2008

(R$ ’000, expect net profit per thousand shares)

	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
OPERATIONAL REVENUE
Gross revenue from supply of electricity (Note 24)	6,807,195	6,900,990	—	—
Revenue for use of the network – Free Consumers (Note 25)	1,076,287	1,013,858	—	—
Other operational revenues (Note 26)	280,527	328,911	187	249
	8,164,009	8,243,759	187	249
Deductions from operational revenue (Note 27)	(2,822,219)	(2,863,156)	—	—
NET OPERATIONAL REVENUE	5,341,790	5,380,603	187	249

OPERATIONAL COSTS
COST OF ELECTRICITY AND GAS (Note 28)
Electricity bought for resale	(1,510,107)	(1,452,023)	—	—
Charges for the use of the basic transmission grid	(414,647)	(355,675)	—	—
Gas purchased for resale	(84,875)	(110,502)	—	—
	(2,009,629)	(1,918,200)	—	—
COST OF OPERATION (Note 28)
Personnel and managers	(469,636)	(499,837)	—	—
Private Pension Plan entity	(42,566)	(102,589)	—	—
Materials	(50,978)	(48,242)	—	—
Raw materials and inputs for generation	(4,070)	(41,707)	—	—
Outsourced services	(301,680)	(246,855)	—	—
Depreciation and amortization	(332,641)	(362,788)	—	—
Operational provisions	(2,446)	(9,887)	—	—
Royalties for use of water resources	(72,884)	(64,981)	—	—
Other	(74,707)	(56,408)	—	—
	(1,351,608)	(1,433,294)	—	—

TOTAL COST	(3,361,237)	(3,351,494)	—	—

GROSS PROFIT	1,980,553	2,029,109	187	249

OPERATIONAL EXPENSE (Note 28)
Selling expenses	(87,066)	(74,502)	—	—
General and administrative expenses	(388,223)	(224,295)	(18,814)	(66,255)
Other operational expenses	(32,885)	(40,972)	(5,380)	(3,909)
	(508,174)	(339,769)	(24,194)	(70,164)

Operational profit before Equity gains (losses) and Financial revenues (expenses)	1,472,379	1,689,340	(24,007)	(69,915)
Equity gain (loss) from subsidiaries	—	—	943,606	1,195,860
Net financial revenue (expenses) (Note 29)	(70,964)	159,095	6,561	66,946

Profit before taxes and profit shares	1,401,415	1,848,435	926,160	1,192,891

Income tax and Social Contribution tax (Note 11)	(470,132)	(623,181)	(56,200)	(79,132)
Deferred income tax and Social Contribution tax (Note 11)	36,640	4,044	(8,033)	12,936
Employees’ and managers’ profit shares	(73,069)	(43,967)	(1,891)	(1,543)
Minority interests	(34,818)	(60,179)	—	—
NET PROFIT FOR THE PERIOD	860,036	1,125,152	860,036	1,125,152
NET PROFIT PER SHARE – R$			1.38679	2.26804

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE QUARTER AND HALF YEAR ENDING JUNE 30, 2009

R$ ’000

	Registered capital	Capital reserves	Profit reserves	Retained earnings	Conversion adjustment reserve	Funds allocated for capital increase reserves	Total

BALANCES ON MARCH 31, 2009	2,481,508	3,983,021	2,859,920	336,242	61	27,124	9,687,876

Net profit in the quarter	—	—	—	523,794	—	—	523,794
Increase in registered capital	620,376	(13,922)	(606,454)	—	—	—	—
Accumulated Conversion Adjustment	—	—	—	—	(832)	—	(832)

BALANCES ON JUNE 30, 2009	3,101,884	3,969,099	2,253,466	860,036	(771)	27,124	10,210,838

	Registered capital	Capital reserves	Profit reserves	Retained earnings	Conversion adjustment reserve	Funds allocated for capital increase reserves	Total

BALANCES AT DECEMBER 31, 2008	2,481,508	3,983,021	2,859,920	—	61	27,124	9,351,634

Net profit in the half year	—	—	—	860,036	—	—	860,036
Increase in registered capital	620,376	(13,922)	(606,454)	—	—	—	—
Accumulated Conversion Adjustment	—	—	—	—	(832)	—	(832)

BALANCES ON JUNE 30, 2009	3,101,884	3,969,099	2,253,466	860,036	(771)	27,124	10,210,838

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CASH FLOWS

FOR THE HALF-YEAR PERIODS ENDING JUNE 30, 2009 AND 2008
R$ ’000

	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
FROM OPERATIONS
Net profit for the period	860,036	1,125,152	860,036	1,125,152
Expenses (Revenues) not affecting Cash and cash equivalents
Depreciation and amortization	343,529	371,856	93	130
Net write-offs of fixed assets	9,568	11,733	—	8
Equity gain (loss) from subsidiaries	—	—	(943,606)	(1,195,860)
Interest and monetary variations — Non-current	(105,652)	(21,521)	(26,171)	(26,236)
Regulatory asset — Review of Transmission
Revenue	(158,090)	—	—	—

Deferred federal taxes	(36,640)	(4,044)	8,033	(12,936)
Provisions for operational losses	32,267	40,289	(31,625)	75,354
Provision for losses on financial instruments	76,846	34,073	—	—
Provisions for losses in recovery of Extraordinary Tariff Recomposition amounts	(8,306)	23,384	—	4,357
Post-employment obligations	68,502	125,512	2,835	5,592
Minority interests	34,818	60,179	—	—
Other	7,382	(30,241)	—	—
	1,124,260	1,736,372	(130,405)	(24,439)
(Increase) reduction of assets
Consumers and traders	(249,004)	(60,948)	—	—
Extraordinary Tariff Recomposition	145,734	153,726	—	—
Amortization of accounts receivable from the Minas Gerais State Government	69,954	66,504	—	—
Traders — transactions on CCEE	23,318	9,874	—	—
Deferred tax credits	151,636	253,762	23,949	92,472
Taxes offsetable	(408,429)	(467,470)	(15,613)	(503)
Transport of electricity	58,098	5,291	—	—
Other current assets	171,097	(111,424)	13,742	(26,047)
Deferred tariff adjustment	133,423	186,204	—	—
Anticipated expenses — CVA	(74,535)	(56,213)	—	—

Other long term assets	(6,921)	(66,162)	(7,310)	(64,201)
Payments into Court	(102,790)	1,833	(7,630)	5,053
Dividends received from subsidiaries	—	—	786,397	536,725
	(88,419)	(85,023)	793,535	543,499
Increase (reduction) of liabilities
Suppliers	(123,322)	(282,987)	(1,372)	(1,091)
Taxes and Social Contribution tax	380,919	187,511	44,527	(19,510)
Salaries and mandatory charges on payroll	107,792	(23,210)	1,899	1,962
Regulatory charges	(27,403)	34,371	—	—
Loans and financings	12,444	78,837	(5,676)	(4,634)
Post-employment obligations	(70,646)	(108,898)	(4,444)	(5,062)
Anticipated expenses — CVA	(9,858)	(40,912)	—	—
Losses on financial instruments	(12,168)	(13,644)	—	—
Other	12,965	(108,899)	(3,456)	(88,552)
	270,723	(277,831)	31,478	(116,887)

CASH GENERATED BY OPERATIONS	1,306,564	1,373,518	694,068	402,173

FINANCING ACTIVITIES
Financings obtained	471,148	168,211	—	—
Receipt of units in the FIDC (receivables fund)	—	—	—	899
Payments of loans and financings	(204,502)	(660,794)	—	—
Interest on Equity and dividends	(469,309)	(432,593)	(469,309)	(432,593)
	(202,663)	(925,176)	(469,309)	(431,694)
TOTAL INFLOW OF FUNDS	1,103,901	448,342	225,299	(29,521)

CAPITAL EXPENDITURE
On investments	(166,916)	(46,968)	(360,883)	55,885
On fixed assets	(1,017,712)	(486,710)	—	(159)
Special Obligations — consumer contributions	47,067	21,316	—	—
	(1,137,561)	(512,362)	(360,883)	55,726

NET CHANGE IN CASH POSITION	(33,660)	(64,020)	(135,584)	26,205

STATEMENT OF CHANGES IN CASH POSITION
Beginning of period	2,283,937	2,066,219	256,906	21,953
End of period	2,250,277	2,002,199	121,322	48,158
	(33,660)	(64,020)	(135,584)	26,205

The Explanatory Notes are an integral part of the Quarterly Information.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

AT JUNE 30, 2009

(R$ ’000, except where otherwise stated)

1) — OPERATIONAL CONTEXT

Companhia Energética de Minas Gerais (“Cemig” or “the Company”), a listed corporation registered in the Brazilian Registry of Corporate Taxpayers (CNPJ) under number 17.155.730/0001-64, operates exclusively as a holding company, with stockholdings in companies controlled individually or jointly, the principal objectives of which are the construction and operation of systems for generation, transformation, transmission, distribution and sale of electricity, and also activities in the various fields of energy, for the purpose of commercial operation.

On June 30, 2009 Cemig had stockholdings in the following operational companies (information on markets served, and installed capacity, has not been reviewed by our external auditors):

•             Cemig Geração e Transmissão S.A. (“Cemig GT” or “Cemig Generation and Transmission”) (subsidiary, 100.00% stake) — Registered for listing with the CVM (Brazilian Securities Commission): Generation and transmission of electricity, through 46 power plants, 43 being hydroelectric, one a wind power plant and two thermal plants; and transmission lines, most of which are part of the Brazilian national generation and transmission grid system. Cemig GT has stockholdings in the following subsidiaries:

•  Hidrelétrica Cachoeirão S.A. (jointly controlled, 49.00% stake): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant located at Pocrane, in the State of Minas Gerais. The plant has installed capacity for 27 MW (information not reviewed by external auditors), and began operating in 2009.

Subsidiaries at pre-operational stage:

•  Guanhães Energia S.A. (jointly controlled, 49.00% stake): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis. The plants are at construction phase, with operational startup scheduled for 2009, and will have totaled installed capacity of 44MW (information not reviewed by external auditors).

•  Cemig Baguari Energia S.A. (subsidiary, 100.00% stake): Production and sale of electricity as an independent producer in future projects.

•  Madeira Energia S.A. (jointly controlled, 10.00% stake): Implementation, construction, operation and commercial operation of the Santo Antônio Hydroelectric Plant in the Madeira river basin, in the State of Rondônia, with generation capacity of 3,150 MW (information not reviewed by external auditors) and commercial startup scheduled for 2012.

•  Hidrelétrica Pipoca S.A. (jointly controlled, 49.00% stake): Independent production of electricity, through construction and commercial operation of the hydro potential denominated Pipoca PCH, with installed capacity of 20MW (information not reviewed by external auditors), located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. Operational startup is scheduled for April 2010.

•  Baguari Energia S.A. (jointly controlled, 69.39% stake): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), with 140 MW of installed capacity, located on the Doce River in Governador Valadares, Minas Gerais State. Operational startup is planned for October 2009 (1st unit), December 2009 (2nd unit), and February 2010 (3rd unit).

•  “EBTE” (Empresa Brasileira de Transmissão de Energia) (jointly-controlled subsidiary, 49.00% stake): Holder of a public electricity transmission concession, operating transmission lines in the state of Mato Grosso. Operational startup is scheduled for June 2010.

•             Cemig Distribuição S.A. (“Cemig D” or “Cemig Distribution”) (subsidiary — 100% stake) — Registered for listing with the CVM (Securities Commission): Distribution of electricity through distribution networks and lines in approximately 97.00% of the Brazilian state of Minas Gerais.

•             Rio Minas Energia Participações (“RME”) (jointly controlled — 25.00% stake): Holds 52.13% of the registered capital of Light S.A. (“Light”), the holding company that has 100% control of the distribution concession holder Light Serviços de Eletricidade S.A, with 3.9 million consumers in 31 municipalities of the state of Rio de Janeiro, and the generating company Light Energia S.A., which has installed generating capacity of 855 MW.

•             Sá Carvalho S.A. (subsidiary — 100.00% stake): Production and sale of electricity, as a public electricity service concession holder, through the Sá Carvalho hydroelectric power plant.

•             Usina Térmica Ipatinga S.A. (subsidiary — 100% stake): Production and sale, as an Independent Power Producer, of thermally generated electricity, through the Ipatinga thermal plant, located on the premises of Usiminas (Usinas Siderúrgicas de Minas Gerais S.A.).

•             Companhia de Gás de Minas Gerais — Gasmig (“Gasmig”) (jointly controlled — 55.19% stake): Acquisition, transport and distribution of combustible gas or sub-products and derivatives, through concession for distribution of gas in the State of Minas Gerais.

•             Empresa de Infovias S.A. (“Infovias”) (subsidiary — 100.00% stake): Registered for listing with the CVM (Brazilian Securities Commission), commercially operating specialized services in telecommunications, through an integrated system consisting of fiber optic cables, coaxial cables, electronic and associated equipment (multi-service network).

•             Efficientia S.A. (subsidiary — 100.00% stake): Provides electricity efficiency and optimization services and energy solutions through studies and execution of projects, as well as providing services of operation and maintenance in energy supply facilities.

•             Horizontes Energia S.A. (subsidiary — 100.00% stake): Production and sale of electricity, as an independent power producer, through the Machado Mineiro and Salto do Paraopeba hydroelectric power plants, in the State of Minas Gerais, and the Salto do Voltão and Salto do Passo Velho power plants in the State of Santa Catarina.

•             Central Termelétrica de Cogeração S.A. (subsidiary, 100.00% stake): Production and sale of electricity produced by thermal generation as an independent producer in future projects.

•             Rosal Energia S.A. (subsidiary — 100.00% stake): Production and sale of electricity, as a public electricity service concession holder, through the Rosal hydroelectric power plant located on the border between the States of Rio de Janeiro and Espírito Santo, Brazil.

•             Central Hidrelétrica Pai Joaquim S.A. (subsidiary — 100.00% stake): Production and sale of electricity as an independent producer in future projects.

•             Cemig PCH S.A. (subsidiary — 100.00% stake): Production and sale of electricity as an independent power producer, through the Pai Joaquim hydroelectric power plant.

•             Cemig Capim Branco Energia S.A. (subsidiary — 100.00% stake): Production and sale of electricity as an independent power producer, through the Capim Branco I and II hydroelectric power plants, built through a consortium with private-sector partners.

•             UTE Barreiro S.A. (subsidiary — 100.00% stake): Production and sale of thermally generated electricity, as an independent producer, through the construction and operation of the UTE Barreiro thermal generation plant, located on the premises of Vallourec & Mannesmann Tubes, in the State of Minas Gerais.

•             Companhia Transleste de Transmissão (jointly controlled — 25.00% stake): Operation of the 345kV transmission line connecting the substation located in Montes Claros to the substation of the Irapé hydroelectric power plant.

•             Cemig Trading S.A. (subsidiary: 100.00% stake): Sale and intermediation of business transactions related to energy.

•             Companhia Transudeste de Transmissão (jointly controlled — 24.00% stake): Construction, implementation, operation and maintenance of the 345 kV Itutinga—Juiz de Fora transmission line — part of the national transmission grid.

•             Companhia Transirapé de Transmissão (jointly controlled — 24.50% stake): Construction, implementation, operation and maintenance of the 230kV Irapé—Araçuaí transmission line — part of the national transmission grid.

•             EPTE (Empresa Paraense de Transmissão de Energia S.A.) (jointly controlled — stake of 38.35%): Holder of a public service electricity transmission concession, for the 500kV transmission line in the State of Pará.

•             ENTE (Empresa Norte de Transmissão de Energia S.A.) (jointly controlled — 35.78% stake): Holder of a public service electricity transmission concession, for the two 500kV transmission lines in the States of Pará and Maranhão.

•             ERTE (Empresa Regional de Transmissão de Energia S.A.) (jointly controlled — 35.78% stake): Holder of a public service electricity transmission concession, for a 230kV transmission line in the State of Pará.

•             EATE (Empresa Amazonense de Transmissão de Energia S.A.) (jointly controlled — 34.47% stake): Holder of a public service electricity transmission concession, for the 500kV transmission lines between the sectionalizing Substations of Tucuruí, Marabá, Imperatriz, Presidente Dutra and Açailândia in the Amazon region.

•             ECTE (Empresa Catarinense de Transmissão de Energia S.A.) (jointly controlled, with 13.08% stake): Holder of a public electricity transmission service concession, through 525kV transmission lines in the State of Santa Catarina.

•             Axxiom Soluções Tecnológicas S.A. (“Axxiom”) (jointly controlled — 49.00% stake): Formed in August 2007 to provide complete services of implementation and management of systems for electricity sector companies.

Cemig also has stockholdings in the companies listed below, which were at pre-operational stage on June 30, 2009:

•             Companhia de Transmissão Centroeste de Minas (jointly controlled — 51.00% stake): Construction, implementation, operation and maintenance of the 345kV Furnas—Pimenta transmission line — part of the national transmission grid.

•             Transchile Charrúa Transmisión S.A. — (“Transchile”) (jointly controlled — 49.00% stake): Implementation, operation and maintenance of the Charrúa—Nueva Temuco 220kV transmission line and two sections of transmission line at the Charrúa and Nueva Temuco substations, in the central region of Chile. The head office of Transchile is in Santiago, Chile.

Where Cemig exercises joint control it does so through stockholders’ agreements with the other stockholders of the investee company.

2) — PRESENTATION OF THE QUARTERLY INFORMATION

The Quarterly Information (ITR), both for the holding company, and the consolidated information, was prepared according to Brazilian accounting practices, comprising: the Brazilian Corporate Law; the statements, orientations and interpretations issued by the Brazilian Accounting Statements Committee; rules of the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of Brazilian electricity concessions, issued by the Brazilian National Electricity Agency, ANEEL.

This Quarterly Information (ITR) has been prepared according to principles, practices and criteria consistent with those adopted in the preparation of the annual financial statements at December 31, 2008. Hence this Quarterly Information should be read in conjunction with those annual financial statements.

Additionally, to optimize the information provided to the market, the Company is presenting, in Explanatory Note 35, income statements separated by company. All the information presented was obtained from the accounting records of the Company and its subsidiaries.

Change in the Brazilian Corporate Law

Law 11638/07 altered, repealed and created new provisions in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changed the criterion for recognition and valuation of assets and liabilities. These changes, in effect from January 1, 2008, aim to increase the transparency of the accounting statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to convergence with international financial reporting standards (IFRS).

Law 11638/07 and Provisional Measure 449/08 changed Law 6404/76 in aspects related to the preparation and disclosure of financial statements.

It was in the preparation of its financial statements for 2008 that the Company first adopted the changes to the Corporate Law introduced by Law 11638, approved on December 28, 2007, as amended by Provisional Measure 449 of December 3, 2008.

Criterion for consolidation of the Quarterly Information

The Quarterly Information (ITR) of the subsidiaries and jointly-controlled companies mentioned in Explanatory Note 1 were consolidated, as follows: The data of the jointly-controlled subsidiaries as a whole was consolidated based on the method of proportional consolidation, applicable to each component of the accounting statements of the investees. All the subsidiaries, including those that are jointly controlled, follow accounting practices that are consistent with those of the holding company.

In the consolidation, the holdings of the holding company in the Stockholders’ equity of the controlled companies, and the significant balances of assets, liabilities, revenues and expenses arising from transactions effected between the companies, have been eliminated.

The portion relating to the holdings of minority stockholders in the Stockholders’ equity of the subsidiaries is shown separately in Liabilities.

The accounting statements of Transchile, for the purpose of consolidation, are converted from Chilean accounting principles to Brazilian accounting principles, with Chilean pesos being converted to Reais at the exchange rate of the last day of the quarter, since the functional currency of Cemig is the Real.

The dates of the accounting statements of the subsidiaries and jointly-controlled subsidiaries used for calculation of equity gains (losses) and consolidation coincide with those of the holding company.

3) — CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Bank accounts	139,371	91,316	33,694	4,283
Cash investments
Bank certificates of deposit	2,025,418	2,514,592	87,068	209,892
Treasury Financial Notes (LFTs)	28,517	42,428	179	127
National Treasury Notes (LTNs)	14,802	232	330	1
Other	42,169	57,023	51	112
	2,110,906	2,614,275	87,628	210,132

	2,250,277	2,705,591	121,322	214,415

Cash investments consist of transactions carried out with Brazilian financial institutions. These transactions are contracted on normal market rates and conditions. They have high liquidity, are promptly convertible into a known amount of cash, and are subject to an insignificant risk of change in value.

These financial investments are, substantially, bank certificates of deposit and fixed income funds, remunerated, substantially, by the variation on CDIs (interbank certificates of deposit), at returns varying from 101.00% to 103.00% of the CDI rate.

4) — CONSUMERS AND TRADERS

Current assets	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Retail supply invoiced	1.803.031	1.832.537	50.997	51.114
Retail supply not invoiced	733.918	649.313
Wholesale supply to other concession holders	80.372	62.215
(-) Provision for doubtful receivables	(383.825)	(388.735)	(50.997)	(51.114)
	2.233.496	2.155.330	—	—

Credits receivable from an industrial consumer of Cemig D and Cemig GT, in the amount of R$ 92,880 at June 30, 2009, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan made by Ministerial Order 45 of 1986, are recorded in the accounts. The Company expects that the amounts mentioned will be received in full.

Under rules laid down by ANEEL, the criteria for constitution of provisions are as follows: (i) for consumers with significant debts payable, an individual analysis is made of the balance, taking into account the history of default, negotiations in progress and the existence of real guarantees; (ii) for other consumers, debts receivable and unpaid for more than 90 days from residential consumers, more than 180 days from commercial consumers, and more than 360 days for the other consumer categories, are provisioned in full.

The Provision for doubtful receivables is considered to be sufficient to cover any losses in the realization of these assets.

Receivables in the amount of R$ 8,770 at June 30, 2009 (R$ 10,416 at March 31, 2009) are recorded in Non-current assets (Long-term receivables), in relation to the renegotiation of receivables owed by Copasa (Minas Gerais Water Company) and other consumers, to be paid by September 2012.

5) — REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, resulted in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as follows:

	Consolidated
	06/30/2009	03/31/2009
Assets
“Portion A” — Note 6	383,486	467,932
Traders — transactions in “Free Energy” during the rationing program — Note 8	22,319	26,755
Deferred Tariff Adjustment	—	14,644
PIS, Cofins and Pasep taxes — Note 13	46,240	46,240
Pre-paid expenses — CVA — Note 9	1,177,683	1,245,909
Review of Tariff for Use of the Distribution System (TUSD)	3,089	3,089
Recovery of discounts on the TUSD	9,161	13,712
Low-income subsidy	35,904	129,454
“Light for Everyone” (Luz para Todos) Program.	—	981
Transmission Tariff Review - “Adjustment Portion” — Note 7	158,090	—
Other regulatory assets	12,334	18,199
	1,848,306	1,966,915
Liabilities
Purchase of electricity during the rationing period	(12,148)	(17,476)
Review of Transmission Revenue	—	(3,691)
Amounts to be restituted in the tariff — CVA — Note 9	(635,779)	(606,313)
Review of Tariff for Use of the Distribution System (TUSD)	(10,760)	(14,444)
CCEAR contract exposure between sub-markets	(17,147)	(22,285)
Adjustment to the “Reference Company”	(80,375)	(104,459)
Financial adjustment for the 2008 Tariff Review	(123,240)	(160,167)
Other regulatory liabilities	(9,780)	(8,494)
	(889,229)	(937,329)

Taxes, charges and contributions — Deferred liabilities — Note 18	(69,193)	(37,399)
	(958,422)	(974,728)

Total	889,884	992,187

6) — THE EXTRAORDINARY TARIFF RECOMPOSITION, AND “PORTION A”

The Brazilian federal government, through the Electricity Emergency Chamber (GCE), signed an agreement with the electricity distributors and generators in 2001, named “The General Agreement for the Electricity Sector”, which set criteria for ensuring the economic and financial equilibrium of concession contracts and for “recomposition” of the extraordinary revenues and losses which occurred during the Rationing Program, through an Extraordinary Tariff Recomposition (“RTE”), given to compensate for the variation in non-manageable costs of “Portion A” that took place in the period from January 1 to October 25, 2001.

a) The Extraordinary Tariff Recomposition (“RTE”)

The RTE came into effect on December 27, 2001, through the following tariff adjustments:

•                  Adjustment of 2.90% for consumers in the residential classes (excluding low-rental consumers), and consumers in the rural, public-illumination and high-voltage industrial categories for whom the cost of electricity represents 18.00% or more of the average cost of production and which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                  Increase of 7.90% for other consumers.

The RTE was used to compensate the following items:

•                  Losses of invoiced sales revenue in the period from June 1, 2001 to February 28, 2002, corresponding to the difference between Cemig’s estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by ANEEL. Calculation of this value did not take into account any losses from default by consumers.

•                  Pass-through to be made to the generators who bought energy in the MAE — which was succeeded in 2004 by the Electricity Sales Chamber — (“the CCEE/MAE”), in the period from June 1, 2001 to February 28, 2002, for more than R$ 49.26/MWh (referred to as “Free Energy”).

The period of validity of the RTE of Cemig D and of Light Serviços de Eletricidade S.A. (“Light SESA”), of 74 months, expired in February 2008.

b) “Portion A”

The items of “Portion A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which actually took place in the period.

The recovery of “Portion A” began in March 2008, shortly after the end of the period of validity of the RTE, using the same recovery mechanisms, that is to say, the adjustment that was applied to tariffs for compensation of the amounts of the RTE will continue in effect for compensation of the items of “Portion A”.

The “Portion A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset, and there is no time limit for their realization.

As and when amounts of “Portion A” are received through the tariff, Cemig transfers those amounts from Assets to the Income statement. In the case of Cemig D, the amounts transferred in the first half of 2009 are:

Amounts transferred to expenses	06/30/2009	03/31/2009
Energy bought for resale	93,758	45,408
The Fuel Consumption Account – CCC	41,516	20,107
Global Reversion Reserve – RGR	4,149	2,009
Tariff for transport of electricity from Itaipu	1,601	775
Tariff for use of national grid transmission facilities	10,723	5,193
Royalties for use of water resources	3,682	1,784
Connection – Realization of “Portion A”	226	110
Delivery service inspection charge	388	188
	156,043	75,574

c) Composition of the balances of “Portion A”

The amounts to be received in relation to “Portion “A”, recorded in Assets, are:

	Consolidated
	06/30/2009	03/31/2009
Cemig Distribuição S.A.
Compensation of the items of “Portion A”	806,994	796,762
Amounts raised	(423,508)	(343,039)
Total of “Portion A”	383,486	453,723

RME – Light
Portion A	—	14,209
	—	14,209

Total of “Portion A”	383,486	467,932

Current assets	317,042	302,636
Non-current assets	66,444	165,296

7) — THE REVIEW OF THE TRANSMISSION TARIFF

The first revision of the tariff of Cemig GT was approved by ANEEL on June 17, 2009 in which the Agency has set the repositioning of the Annual Revenue Permitted (RAP) of the Company at 5.35%, retroactive to 2005.

Adicionaly it was established by ANEEL a financial component of R$ 158,090 to be paid to the Company throw a Parcel A revenue (PA) in 24 months. This is due to the effects of retroactive pricing repositioning occurred in the period between 1 July 2005 and June 30, 2009. The first installment of R$ 85,732 will be incorporated into the adjustment of the 2009/2010 cycle and the second installment of R$ 72,358 offset adjustment in 2010/2011, as bellow:

Parcel A Revenue (PA)

Basic network	128,823
Frontier	13,899
DIT – Other Transmission components	15,368
158,090

As provided in the concession contract of the Company, the review of the calculations were made on the basis of all transmission assets and not just for the new facilities.

8) — TRADERS – TRANSACTIONS IN “FREE ENERGY”

The net receivables of the subsidiary Cemig GT in relation to transactions in “Free Energy” in the Electricity Trading Chamber (CCEE, formerly MAE) during the Rationing Program are as follows:

	Consolidated
	06/30/2009	03/31/2009
ASSETS
Amounts to be received from distributors	40,132	44,152
Provision for losses in realization	(17,813)	(17,397)
	22,319	26,755

Current	17,573	16,115
Non-current	4,746	10,640

The amounts to be received in Assets refer to the difference between the prices paid Cemig GT in the transactions in energy on the CCEE (formerly the MAE), during the period when the Rationing Program was in force, and R$ 49.26/MWh. This difference is to be reimbursed through the amounts raised by means of the RTE, as defined in the General Agreement for the Electricity Sector.

In accordance with ANEEL Resolution 36 of January 29, 2003, the electricity distributors have since March 2003 collected the amounts obtained monthly by means of the RTE and passed them through to the generators and distributors who have amounts to be received, among which Cemig GT is included.

The amounts receivable by Cemig GT are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions on the CCEE/MAE, may result in changes in the amounts recorded.

Provision for losses in realization

The provision currently constituted, of R$ 17,813, represents the losses that are expected as a result of the period of receipt of the RTE from the distributors that are still passing through funds to the Company not being sufficient for full pass-through of the amounts owed.

9) — ANTICIPATED EXPENSES AND REGULATORY LIABILITIES — CVA

The balance on the “Account to Compensate for Variation of Portion A Items” (CVA) refers to the positive and negative variations between the estimate of non-manageable costs, used for deciding the tariff adjustment, and the payments actually made. The variations found are compensated in the subsequent tariff adjustments.

The balance on the CVA is shown below:

	Consolidated
	06/30/2009	03/31/2009

Cemig D	478,236	573,042
RME – Light	63,668	66,555
	541,904	639,597

Current assets	632,644	579,414
Non-current assets	545,039	666,496
Current liabilities	(224,826)	(146,776)
Non-current liabilities	(410,953)	(459,537)
Net amounts	541,904	639,597

10) — TAXES SUBJECT TO OFFSETTING

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Current
ICMS tax recoverable	206,492	203,280	3,805	3,806
Income tax	702,031	520,380	—	—
Social Contribution tax	270,499	175,704	—	—
Pasep tax	10,767	8,130	1	—
Cofins tax	26,891	57,254	1	—
Other	18,495	15,674	1,385	1,385
	1,235,175	980,422	5,192	5,191
Non-current
ICMS tax recoverable	93,184	95,884	426	426
Income tax	178,397	178,121	178,128	178,121
Social Contribution tax	17,549	10,930	17,549	10,930
	289,130	284,935	196,103	189,477

	1,524,305	1,265,357	201,295	194,668

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and advance payments made in 2009, which will be offset against federal taxes payable, calculated for the year 2009, posted in Taxes and contributions.

The credits of ICMS tax recoverable, posted in Long term receivables, arise from acquisitions of fixed assets and can be offset in 48 months.

The Company filed a consultation with the Minas Gerais State Tax Department for clarification of questions related to the use of part of the ICMS credits recorded in Long-term assets, and the response is awaited in the third quarter of 2009, when their offsetting will be commenced.

11) — TAX CREDITS

a) Deferred income tax and Social Contribution:

Cemig and its subsidiaries have deferred income tax credits, constituted at the rate of 25.00%, and deferred Social Contribution tax credits, at the rate of 9.00%, as follows:

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Tax credits on temporary differences – Tax loss / negative taxable amount	238,366	262,014	24,369	41,534
Contingency provision	195,739	206,969	94,740	107,884
Provisions for losses on realization of amounts receivable under the Extraordinary Tariff Recomposition and “Free Energy”	10,186	11,857	—	—
Regulatory liabilities – Tariff Review	67,052	87,143	—	—
Post-employment obligations	92,947	93,852	3,168	3,280
Provision for doubtful receivables	153,062	152,748	17,339	17,379
Provision for Pasep and Cofins taxes – Extraordinary Tariff Recomposition	5,960	1,577	—	—
Provision for losses in recovery of tax credits – Light	—	(29,616)	—	—
Financial instruments	65,961	65,045	—	—
FX variation	114,083	110,740	—	—
Other	39,162	36,812	792	528
	982,518	999,141	140,408	170,605

Current assets	327,355	297,298	40,896	41,899
Non-current assets	655,163	701,843	99,512	128,706

At its meeting on February 12, 2009, the Board of Directors approved the technical study prepared by the CFO’s department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study includes Cemig and its subsidiaries Cemig GT and Cemig D and was also submitted to Cemig’s Audit Board, on February 5, 2009.

In accordance with the individual estimates by Cemig and its subsidiaries, future taxable profits enable the deferred tax asset existing on June 30, 2009 to be realized as follows:

	Consolidated	Holding company

2009	232,089	28,340
2010	269,079	25,112
2011	133,038	26,476
2012	112,891	26,476
2013	113,494	29,628
2014 to 2016	72,429	3,745
2017 to 2019	49,498	631
	982,518	140,408

The holding company had tax credits not recognized in its Quarterly Information (ITR), in the amount of R$ 409,378 on June 30, 2009 (R$ 409,375 on March 31, 2009).

The credits not recognized refer basically to the actual loss arising from the assignment of the credits of Accounts receivable from the state government to the Credit Receivables Fund in the first quarter of 2006 (as per Explanatory Note 12). As a result of this assignment, the provision for losses on recovery of the amounts constituted in previous years became deductible for the purposes of income tax and Social Contribution. The portion not recognized in relation to this issue is R$ 437,509.

Considering that the Brazilian tax legislation allows companies to benefit from payment of Interest on Equity and to deduct such payments from their taxable profit, Cemig adopted the tax option of paying Interest on Equity to its stockholders. In accordance with its tax planning, after the offsetting in the coming years of the offsetable taxes recorded, the Company will pay Interest on Equity in an amount that will reduce its taxable profit to an amount close to or equal to zero. As a consequence, this alternative will eliminate the payment of income tax and the Social Contribution tax by the Holding Company, and the tax loss carryforwards not recognized will not be recovered.

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution tax (rate 9%) with the actual expense shown in the Income statement is as follows:

	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Profit before income tax and Social Contribution tax	1,401,415	1,848,435	926,160	1,192,891
Income tax and Social Contribution – nominal expense	(476,483)	(628,468)	(314,894)	(405,583)
Tax effects applicable to:
Reversal relating to Social Contribution tax on Complementary monetary adjustment	—	(8,488)	—	(8,488)
Equity gain (loss) from subsidiaries	—	—	253,227	350,586
Employees’ profit shares	24,881	14,949	643	525
Non-deductible contributions and donations	(2,796)	(3,483)	(163)	(122)
Tax credits not recognized	701	(2,419)	26	11
Adjustment to present value	—	(12,102)	—	—
Amortization of goodwill	(2,773)	(2,773)	(2,773)	(2,773)
Tax incentives	7,373	6,526	94	—
Adjustment in income tax and Social Contribution tax – prior year	(11,423)	—	—	—
Other	27,028	17,121	(393)	(352)
Income tax and Social Contribution tax – effective expense	(433,492)	(619,137)	(64,233)	(66,196)

c) Transitory taxation regime:

Provisional Measure 449/2008, of December 3, 2008, instituted the Transitory Taxation Regime (RTT), which aims to neutralize the impacts of the new accounting methods and criteria introduced by Law 11638/07, in calculation of the taxable amounts for federal taxes.

Application of the RTT is optional for the years 2008 and 2009, and applies to corporate entities subject to Corporate Income Tax (“IRPJ”) in accordance with the systems of the “Real Profit” and the “Presumed Profit” tax reporting methods. The taxpayer must state its option to adopt the RTT in the 2009 Corporate Tax Return (“DIPJ”). Starting in 2010, adoption of the RTT becomes obligatory, until the law that disciplines the tax effects of the new accounting methods and criteria comes into effect.

For companies that adopt the RTT, the changes introduced by Law 11638/07, as amended by Provisional Measure 449/08, which change the criteria for recognition of revenues, costs and expenses computed in calculation of the net profit for the period, do not apply for calculating the real profit of the legal entity: the accounting methods and criteria in effect on December 31, 2007 are used for tax purposes.

Based on an initial assessment, the Company has reflected the effects of adoption of the RTT in its accounting statements. Additionally, by November 30, 2009 it will have to prepare its Transition Accounting Tax Control (FCONT), which was created by Brazilian Federal Revenue Service Normative Instruction 949/2009.

12)           ACCOUNTS RECEIVABLE FROM THE GOVERNMENT OF THE STATE OF MINAS GERAIS IN RECEIVABLES RIGHTS

The outstanding credit balance receivable on the CRC (Results Compensation) Account was passed to the State of Minas Gerais in 1995, under an Agreement to assign that account (“the CRC Agreement”), in accordance with Law 8724/93, for monthly amortization over 17 years starting on June 1, 1998, with annual interest of 6% plus monetary updating by the Ufir index.

On January 24, 2001 the First Amendment was signed, replacing the monetary updating unit in the agreement, which had been the Ufir, with the IGP-DI inflation index, backdated to November 2000, due to the abolition of the Ufir in October 2000.

In October 2002 the Second and Third Amendments to the CRC Agreement were signed, setting new conditions for amortization of the credits receivable from the Minas Gerais state government. The main clauses were: (i) monetary updating by the IGP-DI inflation index; (ii) amortization of the two amendments by May 2015; (iii) interest rates of 6.00% and 12.00% for the Second and Third Amendments, respectively; and (iv) guarantee of full retention of the dividends owed to Minas Gerais state, for settlement of the Third Amendment.

a) The Fourth Amendment to the CRC Agreement

As a result of the default in the receipt of the credits referred to in the Second and Third Amendments, the Fourth Amendment was signed with the aim of making possible the full receipt of the CRC through retention of dividends as and when the government of the State Government becomes entitled to them. This agreement was approved by the Extraordinary General Meeting of Stockholders completed on January 12, 2006.

The Fourth Amendment to the CRC Agreement had backdated effect on the outstanding balance existing on December 31, 2004, and consolidated the amounts receivable under the Second and Third Amendments — which were a total of R$ 4,244,970 on June 30, 2009.

The state government will amortize the debit in 61 consecutive half-yearly installments, becoming due by June 30 and December 31 of each year, over the period from June 2005 to June 2035. The amounts of the portions for amortization of the principal, updated by the IGP-DI inflation index, increase over the period, from R$ 28,828 for the first, to R$ 90,346 for the sixty-first (in currency of June 31, 2009).

The amortization of the debt is primarily effected by means of retention of 65% of the minimum obligatory dividends payable to the state government. If the amount is not sufficient to amortize the portion becoming due, the retention may be of up to 65% of all and any amount of extraordinary dividends or extraordinary Interest on Equity. The dividends retained are to be used for amortization of the agreement in the following order: (i) settlement of past due installments; (ii) settlement of an installment for the current half-year; (iii) anticipated settlement of up to 2 installments; and, (iv) amortization of the debtor balance.

On June 30, 2009, R$ 76,905 had been amortized in advance: the installments of the Agreement to become due on December 31, 2009 and June 30, 2010.

The signature of the Fourth Amendment to the contract provides that, so as to ensure complete receipt of the credits, the provisions of the Bylaws must be obeyed — they define certain targets to be met annually in conformity with the Strategic Plan, as follows:

Target	Index required
Debt / Ebitda	Less than 2 (1)
(Debt) / (Debt plus Stockholders’ equity)	40% or less (2)
Capital expenditure and acquisition of assets	40%, or less, of Ebitda

EBITDA = Earnings before interest, taxes on profit, depreciation and amortization.

(1)   Less than 2.5 in certain situations specified in the Bylaws.

(2)   50% or less, in certain situations also specified in the Bylaws.

b) Transfer of the CRC credits to a Receivables Investment Fund (“FIDC”)

On January 27, 2006 Cemig transferred the CRC credits into a Receivables Investment Fund (“FIDC”). The amount of the FIDC was established by the administrator based on long-term financial projections for Cemig, with estimation of the dividends that will be retained for amortization of the outstanding debtor balance on the CRC Agreement. Based on these projections, the FIDC was valued at a total of R$ 1,659,125, of which R$ 900,000 in senior units and R$ 759,125 in subordinated units.

The senior units were subscribed and acquired by financial institutions and will be amortized in 20 half-yearly installments, from June 2006, updated by the variation of the CDI plus interest of 1.7% of interest per year, guaranteed by Cemig.

The subordinated units were subscribed by Cemig and correspond to the difference between the total value of the FIDC and the value of the senior units.

The updating of the subordinated units corresponds to the difference between the valuation of the FIDC using a rate of 10.00% per year, and the increase in value of the senior units by the variation of the CDI plus interest of 1.70% per year.

Movement in the FIDC in 2Q09 was as follows:

Consolidated and Holding company

Balance at March 31, 2009	1,770,926
Monetary updating on the senior units	26,611
Monetary updating on the subordinated units	8,997
Investment in the subordinated units	6,927
Balance at June 30, 2009	1,813,461

Composition of the FIDC on June 30, 2009
- Senior units owned by third parties	977,529

- Subordinated units owned by Cemig	832,130
Dividends retained by the Fund	3,802
835,932

TOTAL	1,813,461

Cemig paid dividends on June 30, 2009, R$ 68,327 being used for amortization of part of the senior units. Additionally, the Company injected R$ 6,927 into the fund to complete the amount necessary for redemption of the senior units and other operational expenses of the FIDC. The amortization of R$ 73,693 of the senior units was effected only on July 2, 2009.

The dividends and Interest on Equity proposed by the Executive Board to the Board of Directors, to be distributed to stockholders arising from the profit for 2008, are posted in Current Liabilities. Of the dividends to be distributed, R$ 105,119 is payable to the Minas Gerais State Government, of which R$ 68,327 will be retained for settlement of part of the receivables on the CRC becoming due.

c) Consolidation criterion of the FIDC

Due to the guarantee offered by Cemig of settlement of the senior units, in the event that the dividends due to the state government are not sufficient for amortization of the installments, the consolidated Quarterly Information presents the balance of the FIDC registered in full in Cemig and the senior units are presented as a debt under Loans and financings in Current and Non-current liabilities. Similarly, in the consolidation the monetary updating of the FIDC has been recognized in full as a financial revenue, and in counterpart the amount of the monetary updating of the senior units was registered as a cost of debt.

13) — REGULATORY ASSET — PIS, PASEP AND COFINS TAXES

Federal Laws 10637 and 10833 changed the bases of application, and increased the rate, of the PIS, Pasep and Cofins taxes. As a result of these alterations there was an increase in PIS/Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005.

In view of the fact that this increase in the expense should be repaid to the company through tariffs, the credits were registered, in accordance with a criterion laid down by ANEEL, as a Regulatory asset and there was a counterpart reduction in the expense on PIS, Pasep and Cofins taxes.

The Company expects reimbursement of this asset in the forthcoming tariff adjustments, in accordance with an administrative appeal filed with ANEEL.

14) — INVESTMENTS

	Consolidated		Subsidiary
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
In subsidiaries and jointly controlled companies
Cemig GT	—	—	4,058,641	3,713,552
Cemig D	—	—	2,488,194	2,516,345
Rio Minas Energia Participações	—	—	329,384	311,151
Infovias	—	—	271,380	270,218
Gasmig	—	—	337,459	328,382
Rosal Energia	—	—	100,637	95,662
Sá Carvalho	—	—	109,582	101,901
Horizontes Energia	—	—	70,140	68,507
Usina Térmica Ipatinga	—	—	36,415	68,831
Cemig PCH:	—	—	40,142	55,633
Cemig Capim Branco Energia	—	—	30,411	62,878
Companhia Transleste de Transmissão	—	—	14,182	14,629
UTE Barreiro	—	—	1,289	997
Companhia Transudeste de Transmissão	—	—	9,082	8,501
Usina Hidrelétrica Pai Joaquim	—	—	482	477
Companhia Transirapé de Transmissão	—	—	6,822	6,298
Transchile	—	—	33,309	34,141
Efficientia	—	—	8,698	7,822
Central Termelétrica de Cogeração	—	—	156,116	155,697
Companhia de Transmissão Centroeste de Minas	—	—	7,165	6,799
Cemig Trading	—	—	3,009	2,766
Empresa Paraense de Transmissão de Energia — ETEP	—	—	38,002	17,939
Empresa Norte de Transmissão de Energia — ENTE	—	—	63,565	32,893
Empresa Regional de Transmissão de Energia — ERTE	—	—	11,615	6,408
Empresa Amazonense de Transmissão de Energia — EATE	—	—	138,509	62,599
E			7,839	5,142
Axxiom Soluções Tecnológicas	—	—	2,377	2,428
	—	—	8,374,446	7,958,596
In consortia	1,123,354	1,120,791	—	—
Goodwill on acquisition of the stake in Rosal Energia	—	—	30,391	31,772
Goodwill on acquisition of the stake in ETEP	—	—	62,726	24,893
Goodwill on acquisition of the stake in ENTE	—	—	93,622	37,029
Goodwill on acquisition of the stake in ERTE	—	—	22,655	8,479
Goodwill on acquisition of the stake in EATE	—	—	366,836	139,853
Goodwill on acquisition of the stake in ECTE	—	—	14,739	6,762
In other investments	23,955	27,027	3,508	3,506
	1,147,309	1,147,818	594,477	252,294
	1,147,309	1,147,818	8,968,923	8,210,890

a) The main information on the investees is as follows:

		At June 30, 2009			January to June 2009
		Cemig stake	Registered	Stockholders’		Profit
Subsidiaries	No. of shares	%	capital	equity	Dividends	(Loss)

Cemig GT	2,896,785,358	100.00	2,896,785	4,058,641	107,136	684,638
Cemig D	2,261,997,787	100.00	2,261,998	2,488,194	76,202	88,385
Rio Minas Energia	709,309,572	25.00	709,309	1,317,534	—	159,823
Infovias	381,023,385	100.00	225,082	271,380	8,150	15,696
Rosal Energia	86,944,467	100.00	86,944	100,637	—	9,383
Sá Carvalho	860,000,000	100.00	86,833	109,582	—	14,170
Gasmig	409,255,000	55.19	474,497	611,421	—	34,845
Horizontes Energia	64,257,563	100.00	64,258	70,140	—	3,402
Usina Térmica Ipatinga	64,174,281	100.00	64,174	36,415	—	5,138
Cemig PCH:	50,952,000	100.00	50,952	40,142	—	7,880
Cemig Capim Branco Energia	45,528,000	100.00	45,528	30,411	—	15,480
Companhia Transleste de Transmissão	49,569,000	25.00	49,569	56,729	6,896	5,985
UTE Barreiro	11,918,000	100.00	11,918	1,289	—	567
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	37,847	483	3,849
Central Hidrelétrica Pai Joaquim	486,000	100.00	486	482	—	(4)
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	27,846	—	3,235
Transchile	27,840,000	49.00	61,563	67,976	—	—
Efficientia	6,051,994	100.00	6,052	8,698	—	2,385
Central Termelétrica de Cogeração	150,000,000	100.00	150,001	156,116	—	5,992
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	14,051	—	—
Cemig Trading	160,297	100.00	160	3,009	—	2,817
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	38.35	69,569	99,077	2,348	17,084
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	35.78	120,128	177,641	19,902	36,176
Empresa Regional de Transmissão de Energia — ERTE	23,400,000	35.78	23,400	32,463	6,480	7,122
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	34.47	273,469	401,849	3,687	76,944
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	13.08	42,095	59,924	14,747	11,954
Axxiom Soluções Tecnológicas	4,200,000	49.00	4,200	4,851	—	(590)

		At June 30, 2008			January to June 2008
	Number of	Cemig stake	Registered	Stockholders’		Profit
Subsidiaries	shares	%	capital	equity	Dividends	(Loss)

Cemig GT	2,896,785,358	100.00	2,896,785	3,410,674	91,967	483,492
Cemig D	2,261,997,787	100.00	2,261,998	2,853,732	75,111	487,276
Infovias	381,023,385	100.00	255,082	264,331	—	9,341
Rosal Energia	86,944,467	100.00	86,944	99,440	—	9,178
Sá Carvalho	860,000,000	100.00	86,833	106,911	—	12,883
Gasmig	196,155,000	55.19	174,497	404,926	—	38,536
Horizontes Energia	64,257,563	100.00	64,258	70,757	—	4,434
Usina Térmica Ipatinga	64,174,281	100.00	64,174	70,504	—	4,697
Cemig PCH	50,952,000	100.00	50,953	56,926	—	5,231
Cemig Capim Branco Energia	45,528,000	100.00	45,528	69,738	—	17,107
Companhia Transleste de Transmissão	46,569,000	25.00	49,569	56,050	—	4,051
UTE Barreiro	11,918,000	100.00	11,918	4,628	—	(881)
Companhia Transudeste de Transmissão	30,000,000	24.00	30,000	34,632	—	2,183
Central Hidrelétrica Pai Joaquim	1,000	100.00	1	499	—	13
Companhia Transirapé de Transmissão	22,340,490	24.50	22,340	25,272	—	1,672
Transchile	22,000	49.00	33,696	33,696	—	—
Efficientia	3,742,249	100.00	3,742	6,533	—	2,310
Central Termelétrica de Cogeração	1,000	100.00	1	84	—	78
Companhia de Transmissão Centroeste de Minas	51,000	51.00	51	13,183	—	—
Rio Minas Energia	12,000	25.00	709,310	1,334,410	—	257,454
Cemig Trading	160,000	100.00	160	22,526	—	22,381
Empresa Paraense de Transmissão de Energia — ETEP	45,000,010	18.83	69,063	87,885	—	10,962
Empresa Norte de Transmissão de Energia — ENTE	100,840,000	18.35	120,128	153,971	—	21,433
Empresa Regional de Transmissão de Energia — ERTE	23,400,000	18.35	23,400	30,171	—	5,286
Empresa Amazonense de Transmissão de Energia — EATE	180,000,010	16.62	273,469	350,200	—	44,694
Empresa Catarinense de Transmissão de Energia — ECTE	42,095,000	7.50	42,095	56,762	—	9,938
Axxiom Soluções Tecnológicas	2,000	49.00	4,200	4,200	—	—

The movement on investment in subsidiaries is as follows:

			Injection
		Equity gain	(reduction)	Dividends
	03.31.2009	(loss)	of capital	proposed	Other	06.30.2009

Cemig GT	3,713,552	452,225	—	(107,136)	—	4,058,641
Cemig D	2,516,345	48,051	—	(76,202)	—	2,488,194
Rio Minas Energia	311,151	16,918	—	—	1,315	329,384
Infovias	270,218	9,311	—	(8,150)	1	271,380
Rosal Energia	95,662	4,975	—	—	—	100,637
Sá Carvalho	101,901	7,681	—	—	—	109,582
Gasmig	328,382	9,076	—	—	1	337,459
Horizontes Energia	68,507	1,633	—	—	—	70,140
Usina Térmica Ipatinga	68,831	2,584	(35,000)	—	—	36,415
Cemig PCH:	55,633	4,509	(20,000)	—	—	40,142
Cemig Capim Branco Energia	62,878	7,533	(40,000)	—	—	30,411
Companhia Transleste de Transmissão	14,629	849	—	(1,293)	(3)	14,182
UTE Barreiro	997	292	—	—	—	1,289
Companhia Transudeste de Transmissão	8,501	583	—	—	(2)	9,082
Central Hidrelétrica Pai Joaquim	477	5	—	—	—	482
Companhia Transirapé de Transmissão	6,298	524	—	—	—	6,822
Transchile	34,141	—	—	—	(832)	33,309
Efficientia	7,822	876	—	—	—	8,698
Central Termelétrica de Cogeração	155,697	419	—	—	—	156,116
Companhia de Transmissão Centroeste de Minas	6,799	—	366	—	—	7,165
Cemig Trading	2,766	243	—	—	—	3,009
Empresa Paraense de Transmissão de Energia – ETEP	17,939	2,083	18,821	(452)	(389)	38,002
Empresa Norte de Transmissão de Energia – ENTE	32,893	3,589	30,966	(3,652)	(231)	63,565
Empresa Regional de Transmissão de Energia – ERTE	6,408	738	5,659	(1,189)	(1)	11,615
Empresa Amazonense de Transmissão de Energia – EATE	62,599	8,763	69,027	(633)	(1,247)	138,509
Empresa Catarinense de Transmissão de Energia – ECTE	5,142	461	3,346	(1,106)	(4)	7,839
Axxiom Soluções Tecnológicas	2,428	(52)	—	—	1	2,377
	7,958,596	583,869	33,185	(199,813)	(1,391)	8,374,446

b) Goodwill on the acquisition of Light

A discount was ascertained on the acquisition, corresponding to the difference between the amount paid by RME and the book value of the stake in the stockholders’ equity of Light, in the amount of R$ 364,961 (Cemig’s portion is 25.00%). This discount arises from the estimate of the results of future years as a function of the commercial operation of the electricity distribution and generation concessions and is being amortized from October 2006 to May 2026, the date of the termination of the distribution concession, on a linear basis. The remaining value of the discount (R$ 78,524) is presented in the consolidation as a non-current asset, in the account line Other obligations.

c) Acquisition of stake in electricity transmission companies in 2006

The goodwill on the acquisition of the companies Empresa Amazonense de Transmissão de Energia S.A. EATE, Empresa Paraense de Transmissão de Energia S.A. — ETEP, Empresa Norte de Transmissão de Energia S.A. — ENTE, Empresa Regional de Transmissão de Energia S.A. — ERTE and Empresa Catarinense de Transmissão de Energia S.A. — ECTE, corresponding to the amount paid and the book value of the stake in the stockholders’ equity of these jointly-controlled subsidiaries, arises from expectation of future earnings on the basis of the commercial operation of the concessions. The amortization of the goodwill will take place over the remaining period of validity of the concessions (from August 2006 to 2030/2032). In the consolidated Quarterly Information the value of the goodwill has been incorporated into Intangible assets, on the basis of the value attributed to the use of the concession.

d)                   Consortia

Cemig participates in consortia for electricity generation concessions, for which companies with an independent legal existence were not constituted to administer the object of the concession, the controls being maintained in the books of account of Cemig, of the specific portion equivalent to the investments made, as follows:

	Stake in the
	energy	Average annual
	generated	depreciation rate	Consolidated	Consolidated
	%	%	06/30/2009	03/31/2009

In service
Porto Estrela Plant	33,33	2,48	38.625	38.625
Igarapava Plant	14,50	2,58	55.554	55.554
Funil Plant	49,00	2,40	181.595	181.402
Queimado Plant	82,50	2,45	193.599	193.599
Aimorés Plant	49,00	2,50	549.538	543.684
Amador Aguiar I e II Plants	21,05	2,51	54.466	55.179
Accumulated depreciation			(128.345)	(121.423)
Total in operation			945.032	946.620

In progress
Queimado Plant	82,50		13.125	13.125
Funil Plant	49,00		872	819
Aimorés Plant	49,00		—	5.853
Baguari Plant	34,00		164.325	154.374
Total under construction			178.322	174.171

Total consortia			1.123.354	1.120.791

The depreciation of the goods contained in the property, plant and equipment of the consortia is calculated by the linear method, based on rates established by ANEEL.

e)                   New acquisitions

Acquisition of stake in electricity transmission companies

On September 24, 2008 Brookfield exercised its option to sell to Cemig and to Alupar Investimento S.A. — in the proportions of 95% and 5%, respectively — its shares representing 24.99% of the voting stock of Empresa Amazonense de Transmissão de Energia S.A. (EATE), 24.99% of the voting stock of Empresa Paraense de Transmissão de Energia S.A. (ETEP), 18.35% of the voting stock of Empresa Norte de Transmissão de Energia S.A. (ENTE), 18.35% of the voting stock of Empresa Regional de Transmissão de Energia S.A. (ERTE) and 7.49% of the voting stock of Empresa Catarinense de Transmissão de Energia S.A. (ECTE).

The price paid by the Company for 95% of the shares held by Brookfield was: R$ 479.9 million on June 30, 2009. The goodwill on the acquisition is shown in detail below. Its amortization will be recognized during the remaining period of the concessions (from 2009 to 2030/32). In the consolidated financial statements the value of the goodwill was incorporated into Intangible assets.

Company	Cemig stake, %	Amount paid	Goodwill
Empresa Paraense de Transmissão de Energia	38.35	56,826	38,114
Empresa Norte de Transmissão de Energia	35.78	90,649	56,984
Empresa Regional de Transmissão de Energia	35.78	21,419	14,266
Empresa Amazonense de Transmissão de Energia	34.47	298,950	228,560
Empresa Catarinense de Transmissão de Energia	13.08	12,085	8,055
		479,929	345,979

Acquisition of 65.86% of Terna Participações S.A. (“TERNA”)

On April 23, 2009 Cemig acquired, from Terna S.p.A., 65.86% of Terna Participações S.A., a holding company that operates in electricity transmission, with a presence in 11 Brazilian States, for R$ 2.33 billion. The holding company controls a total of six companies which operate a total of more than 3,750 km of transmission lines.

Conclusion of the transaction and the actual acquisition should take place by September 30, depending on approvals from regulators and creditors. Additionally, Cemig also intends, on a date to be announced, to make a public offering to acquire the shares of Terna Participações held by the minority stockholders, for prices corresponding to 100% of the price paid to Terna S.p.A.

On August 5, 2009 Cemig’s Board of Directors approved, as an alternative to acquisition of all of the shares of Terna Participações S.A. (“Terna”) held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), as specified as optional under the Share Purchase Agreement signed on that date between Cemig GT and Terna S.p.A., the possibility of reduction of the final stockholding interest to be held by Cemig GT in Terna, in that acquisition, to a minimum level of 50% less 1 (one) of the common shares in Terna, and, as to the preferred shares, to a minimum representing the percentage realized by the Public Offer to purchase the shares of the minority stockholders in that company, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for all the units of this FIP (Equity Investment Fund), necessary for the said acquisition to be subscribed. Implementation of this alternative is conditional upon its ratification by the General Meeting of Stockholders to be held for this purpose on August 26, 2009 and upon successful conclusion of negotiation of the partnership with FIP Coliseu.

Constitution of the UHE Itaocara, PCH Paracambi and PCH Lajes Consortia

On July 3, 2008 the Board of Directors authorized Cemig GT to take stakes of 49% in three hydroelectric projects: the Itaocara Hydro Project, and the Paracambi and Lajes Small Hydro Plants (PCHs) and to enter into the following contracts for their constitution, between Cemig GT and subsidiaries of Light, as follows: The UHE Itaocara Consortium, in partnership with Itaocara Energia Ltda.; the PCH Paracambi Consortium, in partnership with Lightger Ltda.; and the PCH Lajes Consortium, in partnership with Light Energia S.A.; the object in all cases being analysis of technical and economic feasibility, preparation of the plans, construction, operation, maintenance and commercial operation of the respective projects. All these private contracts are pending authorizations or consents from the competent regulatory bodies, including ANEEL.

15) — FIXED ASSETS

	Consolidated
	06/30/2009			03/31/2009
		Accumulated
	Historic cost	depreciation	Net value	Net value
In service	21,512,098	(9,568,257)	11,943,841	11,753,155
Distribution	11,369,717	(5,229,359)	6,140,358	6,218,059
Generation	7,311,744	(3,135,567)	4,176,177	4,184,078
Transmission	1,952,642	(718,461)	1,234,181	968,723
Management	410,006	(278,644)	131,362	132,344
Telecoms	354,590	(175,557)	179,033	181,903
Gas	113,399	(30,669)	82,730	68,048

In progress	2,150,329	—	2,150,329	1,872,036
Distribution	1,289,038	—	1,289,038	1,129,198
Generation	347,712	—	347,712	287,072
Transmission	177,063	—	177,063	166,625
Management	148,068	—	148,068	131,243
Telecoms	33,830	—	33,830	30,050
Gas	154,618	—	154,618	127,848
Total fixed assets	23,662,427	(9,568,257)	14,094,170	13,625,191
“Special Obligations” linked to the concession	(2,682,116)	145,695	(2,536,421)	(2,542,362)
Net fixed assets	20,980,311	(9,422,652)	11,557,749	11,082,829

“Special Obligations linked to the Concession” refers basically to contributions by consumers for carrying out of works necessary to meet requests for supply of electricity.

Under ANEEL Resolution 234 of October 2006, amended by Resolution 338 of November 25, 2008 and ANEEL Circular 1314 of June 27, 2007, the balances of the “Special Obligations” linked to assets will now be amortized as from the second Tariff Review cycle, which in the case of Cemig D and Light, in 2008, at a percentage corresponding to the average rate of depreciation of the assets.

Some land sites and buildings of the subsidiaries, registered in Fixed assets – Administration, were given in guarantee for lawsuits involving tax, labor-law, civil disputes and other contingencies in the net amount of R$ 7,661 on June 30, 2009 (R$ 7,804 on March 31, 2009), net of depreciation.

16) – INTANGIBLE

	Consolidated
	06/30/2009			03/31/2009
		Accumulated
	Historic cost	amortization	Net value	Net value
In service	960,869	(240,224)	720,645	380,341
Distribution	57,249	(40,120)	17,129	21,982
Generation	88,460	(54,017)	34,443	36,053
Transmission	609,639	(3,222)	606,417	259,417
Management	203,249	(142,418)	60,831	61,081
Telecoms	712	(447)	265	301
Gas	1,560	—	1,560	1,507

In progress	224,912	—	224,912	222,472
Distribution	51,820	—	51,820	52,177
Generation	32,917	—	32,917	33,014
Transmission	1,585	—	1,585	2,467
Management	138,590	—	138,590	134,814
Intangible, net	1,185,781	(240,224)	945,557	602,813

17) – SUPPLIERS

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Current
Wholesale supply and transport of electricity -
Eletrobrás – energy from Itaipu	177,538	211,683	—	—
Furnas	52,924	52,014	—	—
CCEE	63,313	54,533	—	—
Other	211,594	273,587	—	—
	505,369	591,837	—	—
Materials and services	261,481	232,570	5,762	3,212
	766,850	824,407	5,762	3,212
Non-current
Wholesale supply of electricity -
Purchase of “Free Energy” during the rationing period	78	77

Of the amounts in relation to purchase of “Free Energy” during the rationing period, a substantial part will be paid by September 2009, with adjustment at the Selic rate plus 1.00% in interest per year. The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in Free Energy during the period of rationing, may result in changes in the amounts recorded. See further information in Explanatory Note 22.

18) – TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Current
Income tax	376,501	255,404	27,809	—
Social Contribution tax	132,580	91,432	10,616	—
ICMS tax	287,537	295,562	18,095	18,091
Cofins tax	74,197	76,008	14,546	—
Pasep tax	18,962	13,281	3,158	—
Social security system	19,182	16,415	1,393	1,382
Other	20,798	22,120	900	1,258
	929,757	720,222	76,517	20,731
Deferred obligations
Income tax	42,905	25,890	—	—
Social Contribution tax	15,451	9,330	—	—
Cofins tax	8,904	3,850	—	—
Pasep tax	1,933	836	—	—
	69,193	39,906	—	—
	998,950	810,128	76,517	20,731
Non-current

Deferred obligations
Income tax	242,167	217,525	—	—
Social Contribution tax	59,913	51,546	—	—
Cofins tax	189,694	139,061	—	—
Pasep tax	40,833	29,759	—	—
Other	6,338	6,793	—	—
	538,945	444,684	—	—

The “deferred obligations” under current refer basically to the assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory issues, and are owed to the extent that these assets and liabilities are realized.

The non-current obligations for Pasep and Cofins taxes refer to the legal action challenging the constitutionality of the inclusion of ICMS tax in the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company obtained a Court injunction enabling it not to make the payment and authorizing payment into Court in the amount of R$204,745 starting in 2008.

The non-current deferred obligations for income tax and Social Contribution refer to the recognition of financial instruments (FX variation, and hedge transactions) by the cash method, which are payable as and when realized, by payment or redemption.

19) – LOANS, FINANCINGS AND DEBENTURES

				Consolidated
	Principal			06/30/2009			03/31/2009
	maturity	Annual financial cost (%)	Currency	Current	Non-current	TOTAL	TOTAL
FINANCING SOURCES
FOREIGN CURRENCY
ABN Amro Bank N.A. (3)	2013	6.00	US$	24,525	73,185	97,710	117,670
ABN Amro Real S.A. (4)	2009	6.35	US$	7,392	—	7,392	17,709
Banco do Brasil – various bonds (1)	2024	Various	US$	10,564	61,543	72,107	95,345
Banco do Brasil (5)	2009	3.90	JPY	80,214	—	80,214	91,516
Banco Paribas	2012	5.89	EURO	3,258	6,103	9,361	10,342
Banco Paribas	2010	Libor + 1.875	US$	22,860	—	22,860	41,521
KFW	2016	4.50	EURO	1,807	11,746	13,553	16,426
Unibanco (6)	2009	6.50	US$	9,221	—	9,221	11,116
Unibanco (7)	2009	6.50	US$	4,005	—	4,005	4,817
Unibanco (8)	2009	5.00	US$	16,817	—	16,817	20,201
Brazilian National Treasury (10)	2024	Libor + Spread	US$	4,084	22,987	27,071	35,639
Santander (13)	2009	7.00	US$	5,328	—	5,328	6,196
Banco do Brasil	2009	8.66	US$	2,707	—	2,707	3,221
Banco InterAmericano del Desarrollo (13)	2026	4.20	US$	5,161	35,783	40,944	43,603
Other	2025	Various	Various	9,527	5,083	14,610	18,373
Debt in foreign currency				207,470	216,430	423,900	533,695

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00 of CDI	R$	75,164	—	75,164	75,200
Banco do Brasil	2009	111.00 of CDI	R$	128,244	—	128,244	124,938
Banco do Brasil	2013	CDI + 1.70%	R$	15,963	100,278	116,241	118,116
Banco do Brasil	2013	107.60 of CDI	R$	2,020	126,000	128,020	141,892
Banco do Brasil	2014	104.100 of CDI	R$	21,213	1,200,000	1,221,213	1,266,832
Banco Itaú BBA	2014	CDI + 1.70%	R$	45,973	279,061	325,034	330,340
Banco Votorantim S.A.	2010	113.50 of CDI	R$	40	54,372	54,412	56,251
Banco Votorantim S.A.	2013	CDI + 1.70%	R$	16,668	85,906	102,574	103,632
BNDES	2026	TJLP+2.34	R$	1,827	107,153	108,980	107,184
Bradesco	2014	CDI + 1.70%	R$	68,772	326,314	395,086	414,064
Debentures (12)	2009	CDI + 1.20%	R$	378,768	—	378,768	368,897
Debentures (12)	2011	104.00 of CDI	R$	18,715	238,816	257,531	251,308
Debentures – Minas Gerais state government (12) (15)	2031	IGP-M	R$	—	34,934	34,934	33,921
Debentures (12)	2014	IGP-M + 10.50%	R$	2,403	302,003	304,406	329,630
Debentures (12)	2017	IPCA + 7.96	R$	18,033	437,152	455,185	441,959
Eletrobrás	2013	Finel + 7.50 to 8.50	R$	12,335	42,145	54,480	57,601
Eletrobrás	2023	Ufir, RGR + 6.00 to 8.00	R$	40,129	306,745	346,874	357,046
Santander	2013	CDI + 1.70	R$	13,182	67,566	80,748	81,513
Unibanco	2009	CDI + 2.98	R$	106,371	—	106,371	110,997
Unibanco	2013	CDI + 1.70	R$	39,786	294,553	334,339	333,390
Banco do Nordeste do Brasil	2010	TR + 7.30	R$	72,897	—	72,897	89,377
Unibanco (2)	2013	CDI + 1.70	R$	19,461	55,190	74,651	83,005
Itaú and Bradesco (9)	2015	CDI + 1.70	R$	139,649	837,880	977,529	950,918
Minas Gerais Development Bank	2025	10.00	R$	691	9,358	10,049	10,212
Banco do Brasil (14)	2020	TJLP + 2.55%	R$	1,365	28,223	29,588	29,422
Unibanco (14)	2021	TJLP + 2.55%	R$	139	7,225	7,364	4,184
BNDES – FINEM (10)	2014	TR + 4.30	R$	21,097	87,779	108,876	113,985
Debentures I and V (10)	2010/2015	TJLP + 4.00	R$	4,021	25	4,046	3,941
Debentures V (10)	2014	CDI + 1.50	R$	15,736	225,937	241,673	243,638
CCB Bradesco (10)	2017	CDI + 0.85%	R$	9,804	112,500	122,304	119,206
ABN Amro (10)	2010	CDI + 0.95	R$	761	20,000	20,761	20,232
Itaú (10)	2010	125% of CDI	R$	25,382	—	25,382	—
Regional Devt. Bank of the Extreme South (16)	2022	TJLP + 4.55%	R$	514	6,077	6,591	3,358
Unibanco (16)	2021	TJLP + 4.55%	R$	404	2,048	2,452	1,138
Banco Itaú (16)	2022	TJLP + 4.55	R$	518	6,132	6,650	3,415
Unibanco (16)	2022	IGP-M + 9.85%	R$	389	4,092	4,481	2,206
BNDES (17)	2033	TJLP + 2.4	R$	—	162,354	162,354	79,685
Debentures (17)	2013	IPCA + 6.5	R$	—	154,503	154,503	—
BNDES – Principal Subcredit A/B/C/D (11)	2014/2016	Various	R$	42,115	239,922	282,037	150,581
Other	2017	Various	R$	9,457	31,864	41,321	30,226
Debt in Brazilian currency				1,370,006	5,994,107	7,364,113	7,043,440
Overall total, consolidated				1,577,476	6,210,537	7,788,013	7,577,135

(1)           Interest rates vary:     2.00 to 8.00 % p.a.;

Six-month Libor plus spread of 0.81 to 0.88% per year.

(2)           Loan of the holding company.

(3) to (8)    “Swaps” for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account:

(3) CDI + 1.50% p.a.;    (4) CDI + 2.12% p.a.;   (5) 111.00% of CDI;   (6) CDI + 2.98% p.a.; (7) and (8) CDI + 3.01% p.a.

(9)           Refers to the senior units of the credit rights funds. See Explanatory Note 12.

(10)         Loans, financings and debentures of RME (Light).

(11)         Consolidated loans and financings of the transmission companies acquired in August 2006.

(12)         Nominal, unsecured, book-entry debentures not convertible into shares, without preference.

(13)         Financing of Transchile.

(14)         Financing of Cachoeirão.

(15)         Contracts adjusted to present value, as per changes to the Corporate Law made by Law 11638/07.

(16)         Consolidated loans and financings of Lumitrans, subsidiary of EATE.

(17)         Loan contracted by the jointly-controlled subsidiary Madeira Energia.

The consolidated composition of loans, by currency and indexor, with the respective amortization is as follows:

									2017 and
									subsequent
	2009	2010	2011	2012	2013	2014	2015	2016	years	Total
Currency
US dollar	76,149	53,113	39,521	36,175	32,829	5,388	2,401	2,401	68,850	316,827
Euro	2,637	4,858	4,859	3,332	1,807	1,807	1,807	1,807	—	22,914
Yen	80,214	—	—	—	—	—	—	—	—	80,214
UMBNDES ( ** )	422	438	356	356	356	356	356	356	949	3,945
	159,422	58,409	44,736	39,863	34,992	7,551	4,564	4,564	69,799	423,900

Indexors
IPCA (Expanded Consumer Price Index)	18,033	613	1,225	101,668	53,449	—	145,717	145,717	145,718	612,140
Ufir (Fiscal Reference Unit)	20,676	43,170	48,140	44,659	39,011	37,679	35,750	30,923	48,497	348,505
Interbank CD rate - CDI	824,224	661,139	729,479	943,424	1,091,794	645,758	236,141	18,750	18,750	5,169,459
Eletrobrás Finel internal index	6,168	12,336	12,335	12,335	11,307	—	—	—	—	54,481
URTJ ( * )	34,247	66,823	71,531	71,621	71,621	74,402	39,964	30,095	240,266	700,570
IGP-M inflation index	4,081	2,177	2,361	2,361	2,361	304,325	1,302	1,183	43,515	363,666
UMBNDES ( ** )	3,021	6,161	6,683	6,683	6,683	6,683	1,162	—	—	37,076
TR reference interest rate	35,149	37,748	—	—	—	—	—	—	—	72,897
Others (IGP-DI, INPC) ( *** )	2,789	33	66	405	405	713	355	184	369	5,319
	948,388	830,200	871,820	1,183,156	1,276,631	1,069,560	460,391	226,852	497,115	7,364,113
	1,107,810	888,609	916,556	1,223,019	1,311,623	1,077,111	464,955	231,416	566,914	7,788,013

(*)URTJ = Interest Rate Reference Unit.
(**)UMBNDES = BNDES Monetary Unit.
(***)	IGP-DI inflation index (General Price Index – Domestic Availability).
INPC – National Consumer Price Index.

The principal currencies and indexors used for monetary updating of the loans, financings and debenture had the following variations:

	Change in			Change in
	quarter ended	Accumulated		quarter ended	Accumulated
	06/30/2009	change in 2009		06/30/2009	change in 2009
Currency	%	%	Indexors	%	%
US dollar	(15.70)	(16.49)	IGP-M	(0.32)	(1.24)
Euro	(10.99)	(15.39)	Finel	(0.06)	(0.25)
Yen	(13.20)	(21.45)	CDI	2.34	5.29
			Selic	2.39	5.36
			UMBNDES	(16.31)	(16.97)

The movement on loans, financings and debentures is as follows:

		Holding
	Consolidated	company
Balance at March 31, 2009	7,577,135	83,005
Acquisition of subsidiaries	159,949	—
Loans and financings obtained	275,041	—
Monetary and FX variation	(45,062)	—
Financial charges provisioned	159,776	2,185
Financial charges paid	(254,632)	(10,539)
Charges capitalized	1,753	—
Adjustment to present value	2,203	—
Amortization of financings	(88,150)	—
Balance at June 30, 2009	7,788,013	74,651

The consolidated totals of funds raised in 2Q09 are as follows:

	Principal		Amount
Loans / financing sources	maturity	Annual financial cost (%)	raised
Finep	2015	URTJ + 5%	4,441
Construtora Quebec	2012	IPCA	1,202
Energ Power	2012	IPCA	873
Orteng Equipamentos e Sistemas	2012	IPCA	377
Eletrobrás ECF – 2630/2007 – Reluz	2013	6.5%	2,309

b) Restrictive covenant clauses

Cemig has loans and financings with restrictive covenants.

Subject of covenant	Index required

Debt / Ebitda	2.5 or less
Debt / Ebitda	3.36 or less
Net debt / Ebitda	3.25 or less
Current debt / Ebitda	90% or less
Debt / (Stockholders’ equity + Debt)	53% or less
Ebitda / Debt charges	2.8% or more
Ebitda / interest	3.0% or more
Ebitda / Financial revenues (expenses)	2.0% or more
Capex / Ebitda	60% or less

Net Debt =	Total debt, less cash position, less tradable securities.
Ebitda =	Earnings before interest, taxes (on profit), depreciation and amortization. Specific criteria for calculation of Ebitda are made in some contracts, with some variations from this formula.

Some of these covenants were not complied with, as follows:

Subject of covenant	Index required	Position on July 30, 2009
Cemig D
Capital expenditure / Ebitda	60% or less	95.78%
Debt / Ebitda	3.36 or less	3.51
Ebitda / Debt charges	2.8 or more	2.66
Debt / Ebitda	2.5 or less	2.76

The company obtained consent from its creditors that they would not exercise their rights to demand immediate or early payment of amounts owed up to December 31, 2009. The financings are classified in Current and Non-current liabilities, in accordance with the original terms of the contract, since these consents have been obtained.

20) – REGULATORY CHARGES

	Consolidated
	06/30/2009	03/31/2009

Global Reversion Reserve – RGR	35,493	35,135
Fuel Consumption Account – CCC	25,204	21,189
Energy Development Account – CDE	37,491	37,596
Eletrobrás – Compulsory loan	1,207	1,207
ANEEL inspection charge	3,591	3,619
Energy efficiency	194,196	182,131
Research and development	165,522	156,326
Energy system expansion research	3,193	2,213
National Scientific and Technological Development Fund	6,045	4,210
Alternative Energy Program – Proinfa	2,199	2,024
	474,141	445,650

Current liabilities	459,348	425,344
Non-current liabilities	14,793	20,306

21) – POST-EMPLOYMENT OBLIGATIONS

The Forluz Pension Fund

Cemig is a sponsor of Forluz – Forluminas Social Security Foundation, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income to complement retirement and pension, in accordance with the private pension plan to which they are linked.

The actuarial obligations and assets of the plan on December 31, 2004 were segregated between Cemig, Cemig GT and Cemig D on the basis of the allocation of the employees to each of these companies.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): A defined-contribution plan at the phase of accumulation of funds, for retirement benefits for normal time of service and defined-benefit coverage for disability or death of a participant still in active employment, and also receipt of benefits for time of contribution. The contributions of the Sponsor are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is made as to 27.52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence the obligations for payment of supplementary pension benefits under the Mixed Plan, with characteristics of defined contribution, and their respective assets, in the same amount of R$ 2,385,225, are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances. For participants who are still working, this benefit has been deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, which completes the average real salary of the employee’s last three working years in the Company in relation to the amount of the benefit from the official Social Security system. After the process of migration that was carried out in June 2007, approved by the Private Pension Plans Secretariat (SPC), in which more than 80% of the participants migrated to Plans A and B, 51 participants remained in the defined benefit plan.

Cemig, Cemig GT and Cemig D also maintain, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contribute to a health plan and a dental plan for the employees, retirees and dependents, administered by Forluz.

Separation of the Health Plan

On August 26, 2008 the Executive Board of Forluz, complying with orders issued by the Private Pension Plans Authority (SPC), decided to transfer management of the Cemig Integrated Health Plan (PSI) to a separate entity to be created for that purpose. The reason for the decision was SPC’s belief that it would be impossible to maintain those participants in the Health Plan who were not simultaneously inscribed in the pension and retirement plans. To protect the interests of its participants, and also to comply with the SPC’s ruling, Forluz opted to separate the activities, keeping the present dental and pension plans within itself. The period planned for conclusion of the process of separation of the health plan is 12 months, during which time all the existing coverage and benefits will be maintained.

Amortization of actuarial obligations

Part of the consolidated actuarial obligation on post-employment benefits in the amount of R$ 927,461 at June 30, 2009 (R$ 935,727 on March 31, 2009) was recognized as an obligation payable by Cemig and its subsidiaries and is being amortized up to June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). After the Third Amendment to the Forluz Agreement, the amounts began to be adjusted only by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE), plus 6% per year.

The liabilities and the expenses recognized by the Companies in connection with the Supplementary Retirement Plan, Health Plan, Dental Plan and Life insurance are adjusted in accordance with the terms of CVM Decision 371 and an Opinion prepared by independent actuaries. Hence the financial updating of the obligation in the debt agreed with Forluz mentioned in the previous paragraph does not produce accounting effects in Cemig’s Income statement. The last actuarial valuation was effected in relation to the base date December 31, 2008.

The Braslight Pension Fund

Light, a subsidiary of RME, is a sponsor of Fundação de Seguridade Social – Braslight, a non-profit private pension plan entity whose purpose is to guarantee retirement revenue to the employees of the company linked to the Foundation and pension revenue to their dependents.

Braslight was instituted in April 1974, and has three plans – A, B and C – put in place in 1975, 1984 and 1998 respectively. About 96% of the active participants of the other plans have migrated to plan C.

In plans A and B the benefits are of the defined benefit type. In plan C, which is of the mixed type, the programmable benefits (retirement not arising from invalidity, and the respective reversion to pension), during the capitalization phase are of the defined contribution type, without any link to the INSS, and the risk benefits (illness assistance, retirement for invalidity and pension for death of an active participant, invalid and receiving illness assistance), as well as those of continued income, once granted, are of the defined benefit type.

On October 2, 2001, the Private Pension Plans Secretariat approved a contract for solution to the technical deficit and the refinancing of the reserves to be amortized relating to the pension plans of

Braslight, which were recorded in full. This is being paid in 300 monthly installments, starting from July 2001, updated by the variation of the IGP-DI inflation index and interest of 6.00% per year, totaling R$ 1,006,118 at June 30, 2009 (R$ 1,018,000 on March 30, 2009). In accordance with proportional consolidation, the effect on the consolidation of the Company is of the portion corresponding to 25% of this amount.

The movement in the net liabilities has been as follows:

	Pension plans and retirement
	supplement plans		Health		Life
Consolidated	Forluz	Braslight	plan	Dental plan	insurance	Total

Net liabilities on March 31, 2009	403,908	254,500	352,763	16,527	436,987	1,464,685
Expenses recognized in the Income statement	2,388	2,824	17,837	1,106	10,356	34,511
Contributions paid	(32,642)	(5,794)	(2,312)	(183)	(7,481)	(48,412)
Net liabilities on June 30, 2009	373,654	251,530	368,288	17,450	439,862	1,450,784

Current liabilities	78,727	23,367	—	—	—	102,094
Non-current liabilities	294,927	228,163	368,288	17,450	439,862	1,348,690

	Pension plans and retirement
	supplement plans	Health		Life
Subsidiary	Forluz	plan	Dental plan	insurance	Total

Net liabilities on March 31, 2009	19,791	16,866	811	18,553	56,021
Expenses recognized in the Income statement	50	756	50	561	1,417
Contributions paid	(1,666)	(431)	(10)	(97)	(2,204)
Net liabilities on June 30, 2009	18,175	17,191	851	19,017	55,234

Current liabilities	4,055	—	—	—	4,055
Non-current liabilities	14,120	17,191	851	19,017	51,179

The amounts recorded as Current refer to the contributions to be made by Cemig in the next 12 months for amortization of the actuarial liabilities.

22) – CONTINGENCIES FOR LEGAL PROCEEDINGS

Cemig and its subsidiaries are parties in court and administrative proceedings before various courts and government bodies, arising from the normal course of business, involving tax, labor-law, civil and other issues.

Actions in which the company is creditor with success considered “probable”

Pasep and Cofins – Widening of the calculation base

The holding company has legal proceedings challenging the enlargement of the taxable basis for calculation of the Pasep and Cofins taxes, on financial revenue and on other non-operational revenues, in the period from 1999 to January 2004, by Law 9718 of November 27, 1998; and has a judgment in favor at the first instance. In the event that this action is won in the final instance (i.e. when subject to no further appeal) – and we note that the Federal Supreme Court has ruled on several proceedings in favor of the taxpayer – the gain to be registered in the Income statement will be R$ 174,604, net of income tax and Social Contribution Tax.

Actions in which the company is debtor

For those contingencies whose negative outcomes are considered “probable”, the company and its subsidiaries have constituted provisions for losses.

Cemig’s management believes that any disbursements in excess of the amounts provisioned, when the respective processes are completed, if any, will not significantly affect the result of operations or the financial position of the holding company nor the consolidated result.

	Consolidated
					Deposits
	Balance on			Balance on	paid into	Balance on
	03/31/2009	Additions	Written off	06/30/2009	court	06/30/2009
Labor-law cases
Various	126,756	443	(6,873)	120,326	(17,557)	102,769

Civil cases
Personal damages	35,639	—	(6,406)	29,233	—	29,233
Tariff increases	121,052	1,692	(26,775)	95,969	(17,990)	77,979
Other	169,244	861	(1,657)	168,448	(20,240)	148,208

Tax
Finsocial	21,328	77	—	21,405	(1,615)	19,790
PIS and Cofins taxes	58,746	1,222	—	59,968	—	59,968
ICMS tax	22,010	—	—	22,010	—	22,010
Taxes and contributions – demandabilities suspended	78,193	3,065	—	81,258	—	81,258
Social Contribution tax	6,830	49	—	6,879	—	6,879
Social security system	34,275	512	—	34,787	—	34,787
Other	20,109	729	—	20,838	(8,192)	12,646

Regulatory
ANEEL administrative proceedings	57,123	1,367	—	58,490	(6,072)	52,418
Total	751,305	10,017	(41,711)	719,611	(71,666)	647,945

( * ) Balance of contingencies without inclusion of Court deposits.

	Holding company
					Deposits
	Balance on				paid into	Balance on
	03/31/2009	Additions	Written off	Balance	court	06/30/2009
Labor-law cases
Various	79.759	—	(6.014)	73.745	(8.380)	65.365

Civil cases
Personal damages	27.606	—	(5.523)	22.083	—	22.083
Tariff increases	92.819	—	(26.775)	66.044	(17.990)	48.054
Other	94.832	—	(1.370)	93.462	(14.285)	79.177

Tax
Finsocial	21.328	77	—	21.405	(1.615)	19.790
ICMS tax
Taxes and contributions – demandabilities suspended	78.193	3.065	—	81.258	—	81.258
Social security system	1.090	22	—	1.112	—	1.112
Other	13.074	609	—	13.683	(5.763)	7.920

Regulatory
ANEEL administrative proceedings	12.482	392	—	12.874	(6.072)	6.802
Total	421.183	4.165	(39.682)	385.666	(54.105)	331.561

( * ) Balance of contingencies without inclusion of Court deposits.

The details on the provisions constituted are as follows:

(a)  Labor-law cases

The complaints under the labor laws refer basically to disputes of overtime, additional amounts for dangerous work, property damages and pain and suffering.

(b) Civil disputes – tariff increase

Several industrial consumers filed actions against Cemig seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. Cemig estimates the amounts to be provisioned based on the disputed amounts billed and based on recent judicial decisions. The total value of the exposure of Cemig and its subsidiaries in this matter, 100% provisioned, is R$ 95,969.

One of the industrial consumers that are plaintiffs in a legal action against the Company as a result of the issue mentioned above had been granted a Court injunction preventing interruption of supply of electricity to its facilities. On February 19, 2009, the Higher Appeal Court accepted Cemig’s application for the effects of the injunction to be suspended, on the view that it is not possible to impose on Cemig continuity of distribution of electricity without its receiving money for the service.

(c)  PIS and Cofins taxes

Light, a subsidiary of RME, has challenged the changes made by Law 9718/98 in the system of calculation of the PIS and Cofins taxes, in relation to the expansion of the basis of calculation of those taxes and increase of the rate of Cofins from 2% to 3%.

In relation to the increase in the rate of Cofins tax from 2% to 3%, the amount provisioned was R$ 54,913 on June 30, 2009 (R$ 54,289 on March 30, 2009).

The values given above correspond to 25% of the total, in accordance with the proportional consolidation as recorded.

(d) ICMS tax

Since 1999, Light has been inspected on various occasions by the tax authority of Rio de Janeiro State in relation to the ICMS value added tax, charged by states. The infringement notices received so far and not paid are the subject of contestation in the administrative and legal spheres. Management, based on the opinion of its counsel and calculation of the amounts involved in the infringement notices, believes that only a part of these amounts represents “probable” risk of loss, and the amount of R$ 22,010 is provisioned.

(e) Taxes and contributions – demandabilities suspended

The provision constituted, of R$ 79,458 on June 30, 2009 (R$ 78,193 on march 31, 2009) refers to the deduction, in the calculation base for corporate income tax, of the expense on the Social Contribution tax paid since 1998. Cemig has been awarded an injunction by the 8th Court of the Federal Judiciary, on April 17, 1998, allowing it not to pay this tax.

(f)  Social Security System

In December 1999 the National Social Security Institute (INSS) issued infringement notices against Light for alleged joint liability to withhold payments at source on services of contractors and the applicability of the social security contribution to employees’ profit shares.

Light challenged the legality of Law 7787/89, which increased the Social Security contribution percentage applying to payrolls, believing that it also changed the basis of calculations of Social Security contributions during the period July to September 1989. As a result of the provisional remedy given by the Court, the Company has offset the amounts payable for social security contribution.

The company assesses the chance of loss in the actions mentioned as “probable”, and demands provisions for the actions brought by the INSS represent the amount of R$ 33,675 (R$ 33,184 on march 31, 2008).

(g) ANEEL administrative proceedings

On January 9, 2007, ANEEL notified Cemig D that it considered certain criteria adopted by the Company in calculation of the revenue from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 45,616.

Cemig GT was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Tress Marias Hydroelectric Plant. The Company presented a defense and rates the chances of loss in this action “probable”, in the amount of R$ 7,065.

(h) Others

Other civil actions are primarily claims for damages, mainly due to accidents allegedly occurring as a result of the Company’s business, and damages as a result of power outages. The provision at June 30, 2009 represents the potential loss on these claims.

(i)   Actions with chances of loss assessed as “possible” or “remote”

Cemig and its subsidiaries are disputing other actions in the courts for which it considers the chances of loss to be “possible” or “remote”, and the following are the details of the most important of these:

(i)  Income tax and Social Contribution tax on post-employment benefits

The federal tax authority, on October 11, 2001, issued a Notice of Infringement, in the updated amount of R$ 325,826, as a result of the use of tax credits which resulted in the rectification, for the reduction of taxes payable, of the income tax declarations for 1997, 1998 and 1999. The income tax returns were rectified as a result of the change in the method of accounting of the post-employment benefit liabilities. The additional post-employment benefits which resulted from the changes in the method of accounting were recognized in the tax years rectified, resulting in a tax loss and a negative basis for calculation of the Social Contribution tax.

Cemig presented an administrative appeal to the Finance Ministry Taxpayers’ Council, obtaining a favorable decision for the years of 1997 and 1998 and an adverse decision in relation to the year 1999. This adverse decision would result in a reduction of the tax loss carryforward, registered as tax credits, in the historic amount of R$ 29,115. The tax credits were not reduced, and no provision was made for contingencies for any losses as a result of this decision, since Cemig believes it has solid legal grounds for the procedures adopted for recovery of the said tax credits in the Courts. Thus, it assesses the chance of loss in this action as “remote”.

The tax credits constituted, mentioned in the previous paragraph, were used by Cemig to offset federal taxes and contributions paid in the business years of 2002 and 2003. Due to this fact, Cemig had the offsetting proceedings refused by the federal tax authority and would be exposed to an additional penalty, updated to March 30, 2009 of R$ 292,855. With the decision of the Taxpayers’ Council, mentioned above, Cemig considers that the refusal of this process of offsetting becomes null. Thus, no contingency provision has been constituted to meet any losses, since Cemig believes that it has solid legal grounds for the procedures adopted and rates the chance of loss in this action as “remote”.

(ii) Tax on Inheritance and Donations (ITCMD)

The State of Minas Gerais is challenging the Company in the courts due to non-payment of the tax on donations (ITCD) in relation to contributions of consumers, the amount of which on December 30, 2009 was R$ 137,025. No provision has been constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. The Company assesses the chance of attributed to this action as “remote”.

(iii) Acts of the Regulatory Agency and the Federal Audit Board

ANEEL filed an administrative action against Cemig stating that the company owes R$ 1,104,608 to the federal government as a result of an alleged error in the calculation of credits under the CRC (Results Compensation) Account, which were previously utilized to reduce the amounts owed to the federal government. On October 31, 2002 ANEEL issued a final administrative decision against Cemig. On January 9, 2004 the National Treasury issued an Official Collection against the Company for the amount of the debit. Cemig did not make the payment because it believes that it has arguments on the merit for defense in the Courts and, thus, has not constituted a provision for this action. The Company assesses the chances of loss in this action as “possible”.

(iv) Social Security and tax obligations — indemnity for the “Anuênio” and profit shares.

Cemig and its subsidiaries Cemig GT and Cemig D paid an indemnity to their employees in the amount of R$ 177,685, in exchange for the rights to future payments known as the “Anuênio” which would be incorporated into salaries. The Company and its subsidiaries did not make the payments of income tax and social security contribution on this amount because it considered that those obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the Company and its subsidiaries decided to file for orders of Mandamus to allow payment into Court of the amounts of any obligations, in the amount of R$ 158,748, posted in Deposits connected to legal actions. No provision has been made for possible losses in this matter since the Company and its subsidiaries assess the chances of loss in this action as ‘possible’.

In September 2006 Cemig was notified by the INSS as a result of the non-payment of the Social Security contribution on the amounts paid as profit shares in the period 2000 to 2004, representing the amount of R$ 117,555. Cemig has appealed, in administrative proceedings, against the decision. No provision has been constituted for possible losses and Cemig believes it has arguments on the merit for defense; the Company assesses the chances of loss in this action as “possible”.

(v) ICMS tax

Since 2002 the company has received a subsidy from Eletrobrás in relation to the discounts given to low-income consumers. The Minas Gerais State Tax Authority served an infringement notice on Cemig, relating to the period from 2002 to 2005, on the argument that the subsidy received should be subject to the ICMS tax. The potential for loss in this action is R$ 137,808, not including the ICMS tax which could be questioned by the tax authority relating to period subsequent to the infringement notice. No provision was constituted for the result of this dispute, since the Company believes the legal obligation is non-existent and that it has arguments on the merit for defense against this demand. The Company assesses the chances of losses from this action as “possible”.

Cemig was served an infringement notice, as co-defendant, in which the Minas Gerais State Tax Authority demanded payment of R$ 48,959 in ICMS tax on sales of excess electricity by industrial consumers during the period of electricity rationing. If the Company does have to pay the ICMS on these transactions, it can charge consumers the same amount to recover the amount of the tax plus any possible penalty charge. The chances of loss in this action are assessed as “possible”.

(vi) Tax on services (ISS)

Cemig is involved in litigation with the Prefecture of Belo Horizonte on the criteria for applicability of the ISS tax on services performed by the company. The amount involved in the action is R$ 40,400. No provision has been constituted for possible losses and Cemig believes it has arguments on the merit for defense; the Company assesses the chances of loss in this action as “possible”.

(vii) Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which orders ANEEL and the CCEE to comply with the claim by the Distributor and recalculate the settlement of the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 89,113. On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. Due to the above, no provision is constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim. It rates the chances of loss in this matter as “possible”.

(viii) Environmental claims

An environmental association, through a public civil action, claimed indemnity for supposed collective environmental damages as a result of the construction and operation of the Nova Ponte Plant. The amount involved in the action is R$ 1,023,423. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions. The chances of loss in this action are assessed as “possible”.

(ix) Civil claims - consumers

Several consumers and the office of the Public Attorney of the State of Minas Gerais have brought civil actions against Cemig contesting tariff increases applied in previous years, including: the tariff subsidies granted to low-income consumers; the extraordinary tariff recomposition; and the inflation index used to increase the tariff for electricity in April 2003; requesting 200% reimbursement on the amounts considered charged in error by the company. The Company believes it has arguments on the merit for a legal defense, and thus has not made a provision for these actions.

Cemig is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of R$ 842,807. The Company believes that it has arguments on the merit for legal defense and as a result has not constituted provision for this action. The chances of loss in this action are assessed as “possible”.

A public class action challenging the Conduct Adjustment Undertaking between Cemig and the Public Attorneys’ Office demands return to the public funds of the amounts paid to the contractors providing services to the Company that implemented the Light for Everyone Program. The amount involved in the action is R$ 1,557,476. The Company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions. The chances of loss in this action are assessed as “possible”.

In addition to the issues described above, Cemig and its subsidiaries are involved, as Plaintiff or Defendant, in other cases, of lesser scale, related to the normal course of their operations. Management believes that it has adequate defense for this litigation, and does not expect significant losses relating to these issues that might have an adverse effect on the company’s financial position or the consolidated result of its operations.

23) — STOCKHOLDER’S EQUITY AND REMUNERATION TO STOCKHOLDERS

Balance at March 31, 2009	9,687,876
Net profit in the quarter	523,794
Conversion Adjustment in the Accounting Statements of a subsidiary	(832)
Balance at June 30, 2009	10,210,838

Stockholders’ Agreement

In 1997 the Government of the State of Minas Gerais sold approximately 33% of the Company’s common shares to a group of investors led by Southern Electric Brasil Participações Ltda. (“Southern”). As part of this transaction the State of Minas Gerais and Southern signed a Stockholders’ Agreement, which among other provisions contained the requirement for a qualified quorum in decisions on significant corporate actions, certain changes to Cemig’s bylaws, issuance of debentures and convertible securities, distribution of dividends other than those specified in the bylaws, and changes in the stockholding structure.

In September 1999 the government of the State of Minas Gerais brought an action for annulment, with a request for anticipatory remedy, against the stockholders’ agreement signed with Southern in 1997.The Minas Gerais State Appeal Court annulled that Stockholders’ Agreement in 2003. Appeals brought by Southern are before the Brazilian federal courts.

Capital increase at ordinary and extraordinary General Meetings of Stockholders held in April 2009

The General Meeting of Stockholders held on April 29, 2009 approved an increase in the registered capital of Cemig from R$ 2,481,508 to R$ 3,101,884 with issue of new shares, through capitalization of R$ 606,454 of the balance of the Earnings reserve and R$ 13,922 of the Capital reserve, with consequent distribution of a stock dividend of 25% in new shares to stockholders, of the same type as those held, with nominal value of R$ 5.00.

The Company’s registered capital is represented by 271,154,243 common shares and 349,222,649 preferred shares, all with nominal value of R$ 5.00.

24) — GROSS SUPPLY OF ELECTRICITY

The position in supply of electricity, by type of consumer, is as follows:

	(Not reviewed by external auditors)
	Number of consumers		MWh (*)		R$
	06/30/2009 (*)	06/30/2008 (*)	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Residential	9,174,668	8,902,261	4,867,733	4,497,914	2,188,583	2,256,007
Industrial	87,128	88,176	11,132,465	12,491,728	1,786,336	1,851,078
Commercial, services and others	861,809	845,028	3,097,434	2,941,221	1,309,810	1,318,046
Rural	470,421	573,724	976,569	960,835	232,207	269,534
Public authorities	65,600	62,664	526,023	510,595	219,658	206,478
Public illumination	3,319	2,980	615,390	611,388	146,776	158,767
Public service	9,715	9,521	659,398	684,624	181,760	189,094
Sub-total	10,672,660	10,484,354	21,875,012	22,698,305	6,065,130	6,249,004
Own consumption	1,162	1,165	25,656	26,515	—	—
Subsidy for low-income consumers	—	—	—	—	189,832	62,953
Uninvoiced supply — Regulatory asset	—	—	—	—	—	38,807
Retail supply not invoiced, net	—	—	—	—	(68,033)	(69,247)
	10,673,822	10,485,519	21,900,668	22,724,820	6,186,929	6,281,517
Supply to other concession holders (**)	84	84	6,273,509	5,563,520	726,735	551,307
Transactions in electricity on CCEE	—	—	1,283,145	705,880	97,146	68,166
Effect of the Definitive Tariff Review	—	—	—	—	(203,615)	—
Total	10,673,906	10,485,603	29,457,262	28,994,220	6,807,195	6,900,990

( * )                           The “Number of consumers” column includes 100% of the consumers of Light, subsidiary of RME.
The MWh column includes 25.00% of the total MWh sold by Light.

( ** )                    Includes Contracts for Sale of Energy in the Regulated Environment (CCEARs) and “bilateral contracts” with other agents.

25) — REVENUE FOR USE OF THE NETWORK — FREE CONSUMERS

The revenue from the Tariff for Use of the Distribution system — TUSD — refers basically to the sale of electricity to Free Consumers with charging of a tariff for the use of the distribution network.

	Consolidated
	06/30/2009	06/30/2008
Tariff for Use of the Electricity Distribution Systems (TUSD)	598,663	666,555
Revenue from use of the basic network	413,294	286,427
Revenue from the connection system	64,330	60,876
	1,076,287	1,013,858

Under some concession contracts signed with ANEEL, the revenues to be earned in the final 15 years of those contracts are 50.00% lower than those in the first 15 years of the concession. The company recognizes the revenues from these concessions in accordance with the said contracts.

26) — OTHER OPERATIONAL REVENUES

	Consolidated		Subsidiary
	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Retail supply of gas	150,741	188,922	—	—
Charged service	7,975	8,318	—	—
Telecoms service	58,385	44,490	—	—
Services provided	26,758	57,854	—	—
Rental and leasing	31,563	26,740	187	249
Other	5,105	2,587	—	—
	280,527	328,911	187	249

27) — DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated
	06/30/2009	06/30/2008

Taxes on revenue
ICMS tax	1,483,697	1,559,562
Cofins tax	596,838	645,664
PIS and Pasep taxes	122,592	133,675
Other	1,971	1,646
	2,205,098	2,340,547
Charges to the consumer
Global Reversion Reserve — RGR	92,357	86,062
Energy Efficiency Program — P.E.E.	18,084	19,947
Energy Development Account — CDE	195,421	196,701
Fuel Consumption Account — CCC	274,669	187,483
Research and Development — R&D	14,513	13,812
National Scientific and Technological Development Fund — FNDCT	14,738	13,427
Energy System Expansion Research (EPE / Energy Ministry)	7,339	5,167
Emergency Capacity Charge	—	10
	617,121	522,609
	2,822,219	2,863,156

Cemig collects and pays the ICMS tax applicable to “Portion A” and the Deferred Tariff Adjustment as an when the amounts are invoiced on the customer’s electricity bill.

28) — OPERATIONAL COSTS AND EXPENSES

OPERATIONAL COSTS AND EXPENSES	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Personnel (a)	746.252	577.862	17.917	11.563
Post-employment obligations	68.502	125.512	2.835	5.592
Materials	52.168	50.582	165	89
Raw materials	4.070	41.707	—	—
Outsourced services	361.621	301.651	5.799	5.774
Energy bought for resale (b)	1.510.107	1.452.023	—	—
Depreciation and amortization	343.529	371.856	93	130
Royalties for use of water resources	72.884	64.981	—	—
Operational provisions (reversals) (c)	46.611	123.697	(17.787)	44.329
Charges for the use of the basic transmission grid	414.647	355.675	—	—
Gas purchased for resale	84.875	110.502	—	—
Other operational expenses, net (d)	164.145	115.215	15.172	2.687
	3.869.411	3.691.263	24.194	70.164

(a) PERSONNEL EXPENSES	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Remuneration and salary-related charges and expenses	527.476	501.947	9.219	8.049
Supplementary pension contributions — defined contribution plan	31.870	31.493	1.425	1.322
Assistance benefits	60.128	58.620	1.359	1.377
	619.474	592.060	12.003	10.748

The PPD Voluntary Retirement Program	(486)	39.753	(8)	815
The PDV Temporary Voluntary Retirement Program	191.184	—	5.922	—
( - ) Personnel costs transferred to Works in progress	(63.920)	(53.951)	—	—
	126.778	(14.198)	5.914	815
	746.252	577.862	17.917	11.563

Employee special retirement programs

The PPD Permanent Voluntary Retirement Program

The Company has a permanent Voluntary Retirement Program (named PPD), which applies to any free and spontaneous terminations of employment contracts. Its main financial incentives include payment of 3 gross amounts of the employee’s monthly remuneration and 6 months’ contributions to the Health Plan after leaving the company, deposit of the extra payment of 40% of the balance of the employee’s FGTS fund, as applicable on termination by the employer, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

Since this program was begun in March 2008, 679 employees have joined it (143 of Cemig GT, 523 of Cemig D and 13 of the holding company). A provision for the expense of the financial incentives was substantially recognized in the Income statement for 2008.

The PDV Temporary Voluntary Retirement Program

In April 2009 Cemig put in place a temporary Voluntary Retirement Program — named the PDV — which employees were able to join between April 22 and June 5, 2009.

The financial incentive for employees who subscribed is an indemnity that varies between 3 and 16 times the value of the employee’s monthly remuneration, according to specific criteria established in the Program’s regulations, among which the main factor is the time of contribution remaining for qualification for full retirement benefits under the National Social Security program. Another of the incentives is payment of the contribution to the pension fund and the National Social Security System up to the date when the employee would meet the requirements for retirement benefits under the National System (limited to 5 years) and deposit of the extra payment of 40% on the balance of the FGTS fund (which is obligatory when an employment contract is rescinded by the employer).

Additionally, Cemig guarantees full payment of the costs of the group life insurance and health plans for 6 and 12 months, respectively, from the date of the employee’s leaving the Company, which will take place in the period between June 2009 and September 2010.

992 employees joined this program — 189 from Cemig GT, 772 from Cemig D, and 31 from the holding company. A provision of R$ 191,184 for the expense of the financial incentives was substantially recognized in the Income statement for 2009.

(b) ENERGY BOUGHT FOR RESALE	Consolidated
	06/30/2009	06/30/2008

From Itaipu Binacional	488.949	451.335
Short-term energy	67.166	159.380
Proinfa (alternative energy sources program)	67.838	43.219
‘Initial contracts’	4.154	2.251
‘Bilateral contracts’	273.087	197.206
Electricity acquired at auction in the Regulated Market	512.720	498.118
‘Portion A’	93.758	64.183
Other	2.435	36.331
	1.510.107	1.452.023

The ‘Portion A’ amounts refer to transfer to the Income statement of the respective amounts received in the tariff. For more information see Explanatory Note 6.

c) OPERATIONAL PROVISIONS	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Pension plan premiums	(2.592)	(2.660)	(77)	(32)
Provision (reversal) for doubtful receivables	54.613	47.410	(1.369)	(3.578)
Provision for labor-law contingencies	(143)	4.593	(1.705)	(2.877)
Provision for ANEEL administrative proceedings	2.647	3.173	744	(1.229)
Provision for legal contingencies — civil actions	6.951	40.695	6.951	35.795
Provision (reversal) for civil actions on tariff increases	(23.086)	13.891	(23.086)	12.760
Inflationary profit	178	(4.498)	178	(4.498)
Other provisions	8.043	21.093	577	7.988
	46.611	123.697	(17.787)	44.329

(d) OTHER OPERATIONAL EXPENSES, NET	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Leasings and rentals	20.015	20.049	359	226
Advertising	11.733	16.160	137	389
Own consumption of electricity	8.837	6.690	—	—
Subsidies and donations	11.734	12.922	480	360
ANEEL inspection charge	20.922	20.864	—	—
Licensing charge — TFDR (*)	27.281	—	—	—
Payments for concessions	5.135	10.212	—	—
Taxes and charges (IPTU, IPVA and others)	9.426	9.999	54	87
Insurance	2.688	3.346	75	63
Contribution to CCEE	2.397	1.946	1	2
Other expenses	43.977	13.027	14.066	1.560
	164.145	115.215	15.172	2.687

(*) License Charge for Occupation of Highway Lands.

29) — NET FINANCIAL REVENUE (EXPENSES)

	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
FINANCIAL REVENUES —
Revenue from cash investments	132.040	122.055	12.714	2.431
Arrears penalty payments on electricity bills	61.015	98.520	—	—
Interest and monetary variation on accounts receivable from the Minas Gerais state government	49.004	48.199	—	—
Monetary variation of CVA	21.274	17.156	—	—
Monetary variation — General Agreement for the Electricity Sector	26.688	72.864	—	4.357
Monetary variation — Deferred Tariff Adjustment	1.802	54.204	—	—
FX variations	89.876	36.124	1	47
Pasep and Cofins taxes on Financial revenues	(18.836)	(22.766)	(17.713)	(15.455)
Gains on financial instruments	—	8.956	—	—
Financial compensation — RME	—	82.702	—	82.702
Adjustment to present value	931	62.003	—	—
FIDC revenues	—	—	18.413	17.938
Other	50.582	69.318	10.593	11.006
	414.376	649.335	24.008	103.026

FINANCIAL EXPENSES —
Charges on loans and financings	(350.021)	(373.918)	(4.863)	(4.846)
Monetary variation — General Agreement for the Electricity Sector	(1.783)	(13.628)	—	—
Monetary updating — CCEE	(4.013)	—	—	—
Monetary variation of CVA	(33)	(15.345)	—	—
FX variations	(4.698)	(292)	—	—
Monetary variation — loans and financings	(6.049)	(51.927)	—	—
CPMF tax	—	(7.208)	—	(2.375)
Provision (reversal) for losses on recovery of Extraordinary Tariff Recomposition and Free Energy amounts	8.306	(23.384)	—	(4.357)
Adjustment to present value	(4.571)	(4.905)	—
Losses on financial instruments	(76.846)	(43.029)	—	—
Reversal of provision for PIS and Cofins tax on Revenue	—	108.090	—	—
Other	(45.632)	(64.694)	(12.584)	(24.502)
	(485.340)	(490.240)	(17.447)	(36.080)

NET FINANCIAL REVENUE (EXPENSES)	(70.964)	159.095	6.561	66.946

The Pasep and Cofins expenses apply to financial revenues on regulatory assets and Interest on Equity.

The financial charges arising on loans and financings linked to works in the first half of 2009, in the amount of R$ 1,107, were transferred to Fixed assets. No monetary updating or FX variation was capitalized in the period (R$ 2,332 in financial charges was capitalized, and there were monetary or FX variations in 1 H 2008).

Revenue of R$ 108,090 was reported in 1H08 from the final court decision in favor of Light in an action challenging the application of PIS and Cofins taxation to financial revenue.

The Company recognized a financial gain in the second quarter of 2008 in the amount of R$ 82,702, for the financial compensation to be paid by the stockholders of RME for Cemig’s waiver of exercise of an option to buy the rights of the partners of RME over the generation assets of Light for a previously agreed amount. One of the stockholders of RME made the payment in full in July 2008, and the others will make the payment in a maximum period of 9 years, with monetary updating by the Selic rate plus 1% per year, using 10.00% of the dividends to be paid by Light to the stockholders of RME in this period.

30) — RELATED PARTY TRANSACTIONS

The principal balances and transactions with related parties of Cemig and its subsidiaries are:

	Consolidated and Holding company
	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Cemig D
Interest on Equity, and dividends	521,484	682,227	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	13,487	13,369	10,400	10,372	—	—	—	—

Cemig GT
Interest on Equity, and dividends	153,302	539,042	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	394	394	34	34	—	—	—	—

Light
Interest on Equity, and dividends	11,959	65,112	—	—	—	—	—	—

Minas Gerais state government
Consumers and traders (1)	2,592	2,269	—	—	38,863	37,080	—	—
Taxes offsetable — ICMS — current (2)	169,699	172,342	285,095	286,540	(1,214,779)	(1,312,150)	—	—
Accounts receivable from Minas Gerais state govt. — CRC (3)	1,813,461	1,770,926	—	—	49,004	48,199	—	—
Taxes offsetable — ICMS — current (2)	79,789	80,191	—	—	—	—	—	—
Consumers and traders (4)	12,668	10,416	—	—	—	—	—	—
Interest on Equity, and dividends	—	—	105,119	210,149	—	—	—	—
Debentures (5)	—	—	34,934	33,921	—	7,873	(2,031)	—
Receivables fund (6)	—	—	977,529	950,918	—	—	—	—
Financings — Minas Gerais Development Bank (7)	—	—	10,049	10,212	—	—	—	—

Forluz
Post-employment obligations — current (8)	—	—	78,727	77,069	—	—	—	—
Post-employment obligations — non-current (8)	—	—	1,120,529	1,133,116	—	—	—	—
Other	—	—	16,040	33,087	—	—	—	—
Personnel (9)	—	—	—	—	—	—	(31,870)	(31,493)
Current administration expense (10)	—	—	—	—	—	—	(6,630)	(6,338)

Other
Interest on Equity, and dividends	153,729	150,087	—	—	—	—	—	—
Affiliates and subsidiaries / parent company	9,368	10,463	—	—	—	—	—	—

Main material comments on the above transactions:

(1)               Refers to sale of energy to the Government of the State of Minas Gerais. The transactions were carried out on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the energy is that defined by ANEEL through a resolution referring to the company’s annual tariff adjustment.

(2)               The transactions with ICMS tax posted in the financial statements refer to transactions for sale of energy and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(3)               Injection of the credits of the CRC into a Receivables Fund in senior and subordinated units. For more information see Explanatory Note 12.

(4)               A substantial portion of the amount refers to the renegotiation of a debit originating from the sale of energy to Copasa, with provision for payment up to September 2012, and financial updating (by the IGP-M inflation index + 0.5% per month.

(5)               Private issue of non-convertible debentures for R$ 120,000, updated by the IGP—M inflation index, for completion of the Irapé hydroelectric plant, with redemption after 25 years from the issue date. The amount was adjusted to present value, as per Explanatory Note 19.

(6)               Senior units owned by third parties, in the amount of R$ 900,000, amortized in 20 half-yearly installments, from June 2006, with monetary updating by the CDI rate plus interest of 1.7% p.a. For more information see Explanatory Note 12.

(7)               Financings of the subsidiaries Transudeste and Transirapé with maturity in 2019 (TJLP long-term interest rate + 4.5% p.a. and UMBNDES 4.54% p.a.), and of Transleste, in 2017 and 2025 (rate 5% p.a. and 10% p. a.).

(8)               Part of the contracts of Forluz are adjusted by the IPCA (Amplified Consumer Price) Inflation Index of the IBGE (Brazilian Geography and Statistics Institute), and part are adjusted based on the Salary Adjustment Index of the employees of Cemig, Cemig GT and Cemig D, excluding productivity factors, plus 6% p.a., with amortization up to 2024. See further information in Explanatory Note 21.

(9)               Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 21), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(10) Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

For more information on the main transactions, see Explanatory Notes 4, 10, 12, 19, 21, 22, 24 and 28.

31) — FINANCIAL INSTRUMENTS

The financial instruments used by the Company are restricted to Cash and cash equivalents, Consumers and traders, Amounts receivable from the Minas Gerais State Government, Loans and financings, Debentures and currency swaps; the gains and losses obtained on the transactions are registered in full by the accrual method.

The Company’s financial instruments were recognized at fair value and are classified as follows:

•                  Held for trading: In this category are cash investments and derivative investments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the income statement.

•                  Receivables: In this category are credits receivable from consumers and traders, and credits receivable from the Government of Minas Gerais State. They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at the amortized cost using the effective interest rates method, and adjusted to fair value. Gains or losses are recognized in the income statement as and when they take place.

•                  Derivative financial instruments: These are valued at fair value and the gains or losses are recognized directly in the income statement.

a) Management of risks

The management of corporate risks is a management tool that is part of the practices of Corporate Governance and aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, which aims to implement guidelines and monitor the financial risk of transactions which might negatively affect the Company’s liquidity and profitability, recommending hedge/protection strategies in relation to foreign exchange, interest rate and inflation risks. These have effects that are in line with the Company’s strategy.

Cemig’s principal exposure risks are listed below:

Exchange rate risk

Cemig and its subsidiaries are exposed to the risk of increase in exchange rates, especially of the US dollar against the real, with significant impact on indebtedness, profit and cash flow. For the purpose of reducing the Company’s exposure to increases in exchange rates, on June 30, 2009 Cemig had hedge transactions contracted, which are described in more detail in item b.

The net exposure to exchange rates is as follows:

	Consolidated and Holding
	company
EXPOSURE TO EXCHANGE RATES	06/30/2009	03/31/2009

US dollar (Note 19)
Loans and financings	316,827	410,514
(–) Contracted hedges / swaps (*)	(31,339)	(61,909)
	285,488	348,605
Yen (Note 19)
Loans and financings	80,214	91,516
(–) Contracted hedge transactions	(78,604)	(90,543)
	1,610	973
Other foreign currencies (Note19)
Loans and financings
Euro	22,914	26,768
Other	3,945	4,897
	26,859	31,665
Net liability exposure	313,957	381,243

(*) Includes the contracted transaction for R$ 75,000.

The Company estimates that, in a probable scenario, the appreciation of the exchange rates of foreign currencies against the Real in the next 12 months will be 4.53%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the exchange rate of 25% and 50%, in relation to the scenario that it rates as probable — considering these alternative scenarios as “possible” and “remote”, respectively.

			“Possible”	“Remote”
	Base	“Probable”	scenario:	scenario”
Risk – FX exposure	scenario	scenario	depreciation of	depreciation of
US dollar
Loans and financings	316,827	331,178	413,973	496,767
(–) Contracted hedges and swaps	(31,339)	(32,759)	(40,948)	(49,138)
	285,488	298,419	373,024	447,629
Yen
Loans and financings	80,214	83,847	104,809	125,771
(–) Contracted hedge transactions	(78,604)	(82,164)	(102,706)	(123,247)
	1,610	1,683	2,104	2,524
Other foreign currencies
Loans and financings
Euro	22,914	23,952	29,940	35,928
Other	3,945	4,124	5,155	6,186
Net liability exposure	313,957	324,054	405,068	486,081
Net effect of exchange rate depreciation		(10,097)	(91,111)	(172,124)

Interest rate risk

Cemig and its subsidiaries are exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 71,123 at June 30, 2009 (R$ 96,364 on March 31, 2009).

In relation to the risk of increase in domestic interest rates, the Company’s exposure arises from its net liabilities indexed to variation in interest rates, which are as follows:

	Consolidated		Holding company
EXPOSURE TO BRAZILIAN INTEREST RATES	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Assets
Cash investments (Note 3)	2,016,806	2,614,275	87,628	210,132
Regulatory assets (Note 5)	1,583,488	1,740,596	—	—
	3,600,294	4,354,871	87,628	210,132
Liabilities
Loans, financings and debentures (Note 19)	(5,169,459)	(5,194,587)	(74,651)	(83,005)
Regulatory assets (Note 5)	(646,539)	(623,789)	—	—
Contracted hedges / swaps (Note 31)	(109,943)	(152,452)	—	—
	(5,925,941)	(5,970,828)	(74,651)	(83,005)
Net liability exposure	(2,325,647)	(1,615,957)	12,977	127,127

In relation to the risk of increase in the Selic interest rate, considered to be the most significant interest rate risk, the Company estimates that, in a probable scenario, the Selic rate on June 30, 2010 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, in relation to the scenario that it considers as “probable” — considering these alternative scenarios as “possible” and “remote”, respectively.

		“Probable”	“Possible	“Remote”
	Base scenario:	scenario: Selic	scenario: Selic	scenario: Selic
Risk — Increase in domestic interest rates	Selic 9.16%	9.00%	11.25%	13.50%
Assets
Cash investments	2,016,806	2,013,579	2,058,957	2,104,335
Regulatory assets	1,583,488	1,580,954	1,616,583	1,652,211
	3,600,294	3,594,534	3,675,540	3,756,547
Liabilities
Loans, financings and debentures	(5,169,459)	(5,161,188)	(5,277,501)	(5,393,814)
Regulatory liabilities	(646,539)	(645,505)	(660,052)	(674,599)
Contracted hedge / swap transactions	(109,943)	(109,767)	(112,241)	(114,715)
	(5,925,941)	(5,916,459)	(6,049,793)	(6,183,127)
Net liability exposure	(2,325,647)	(2,321,926)	(2,374,253)	(2,426,580)
Net effect of the variation in the Selic rate		3,721	(48,606)	(100,933)

Credit risk

The risk arising from the possibility of Cemig and its subsidiaries incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also established to make possible receipt of any receivables in arrears.

Energy scarcity risk

The electricity sold is generated, almost entirely, by hydroelectric power plants. A prolonged period of scarcity of rainfall could result in the reduction of the volume of water in the Company’s reservoirs, adversely affecting the recovery of their volume and resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Risk of early maturity of debt

The Company and its subsidiaries have contracts for loans, financings and debentures, with the restrictive covenant clauses normally applicable to these types of operation, related to the meeting of economic and financial indices, cash flow and other indicators. Non-compliance with these clauses could result in early maturity of debt. Some of the restrictive covenants were not complied with. The Company obtained formal waivers from the creditors (see Explanatory Note 19) that they will not exercise their rights to demand immediate payment nor early maturity of the debtor balance.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and its Management expects that they will be renewed by ANEEL and/or the Mining and Energy Ministry. If the regulatory bodies do not grant the applications for renewals of these concessions, or if they decide to renew them upon imposition of additional costs for the Company (“concessions for consideration”) or setting of a price ceiling, the present levels of activity and profitability could be altered.

b) Financial instruments — derivatives

The derivative instruments contracted by Cemig and its subsidiaries have the purpose of protecting their operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments: only the gains or losses that actually occur are recorded. The net results of these transactions amounted to losses in the second quarters of 2009 and 2008 in the amounts of R$ 76,846 and R$ 34,073, respectively, posted in Financial revenue (expenses).

Methodology of calculation of the fair value of positions

The fair value of financial investments is calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates for similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

The table below shows the derivative instruments contracted by the subsidiaries Cemig GT and Cemig D on June 30, 2009.

										Accumulated Effect
						Lost not realized				Receivable	Payable
Receivable by		Maturity	Market	Principal amount contract		Book Value		Fair Value		Amount	Amount
CEMIG	Payable by CEMIG	period	Trading	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	06/30/2009

US$ exchange rate + interest (5.58%p.a. to 7.48%p.a.)	R$ 100%of CDI + interest (1.50%p.a.. to 3.01%p.a.)	From 04/2009 to 06/2013	Over the counter (OTC)	US$54,488	US$59,135	(115.680)	(94.724)	(118.080)	(98.826)	—	(12.020)

¥(Japanese Yen) exchange rate + interest (3.90 % p.a.)	R$ Brazilian interest rate - CDI (111%of CDI)	12/2009	Over the counter (OTC)	¥3,878,825	¥3,878,825	(25.561)	(12.501)	(40.812)	(14.608)	—	—

R$ 106%of CDI	R$ or US$ 48%of CDI or exchange rate (the highest)	04/2010	Over the counter (OTC)	R$75,000	R$75,000	89	(1.812)	89	(1.812)	1.588	(355)

						(141.152)	(109.037)	(158.803)	(115.246)	1.588	(12.375)

c) Sensitivity analysis

The two first derivate instruments shown in the table above indicate that the Company is exposed to the variation in the CDI rate. The Company estimates that the CDI rate on June 30, 2010 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the CDI rate of 25% and 50%, in relation to June 30, 2009 — scenarios which it assesses as “possible” and “remote”, respectively. In these “possible” and “remote” scenarios, the CDI rate at June 30, 2010, would be: 11.25% and 13.50%, respectively.

The last derivative instrument shown in the previous table indicates that the Company is exposed to the monthly variation in the exchange rate for the US dollar against the Real if it is higher than 48% of the variation in the CDI rate. The Company estimates that the exchange rate of the US dollar against the Real on June 30, 2010 will be R$ 2.04. The Company has made a sensitivity analysis on the effects on the Company’s results arising from a uniform increase in the US dollar exchange rate of 25% and 50%, respectively, in the next 12 months — scenarios of which we rate the chances as “possible” and “remote”, respectively. In these “possible” and “remote” scenarios, the US$ exchange rate at June 30, 2010, would be: R$ 2.55 and R$ 3.06, respectively.

		“Probable”	“Possible”	“Remote”
	Base	scenario	scenario	scenario

Risk - Increase in domestic interest rates
Contracts in US$ and Yen	(184,943)	(184,647)	(188,808)	(192,970)
Net effect of the variation in the Selic rate		296	(3,865)	(8,027)

Risk – Increase in US$ exchange rate
Contracts updated at 106.00% of CDI	75,000	78,397	97,997	117,596
Net effect of variation of US$		(3,397)	(22,997)	(42,596)

32) FINAL RESULT OF THE SECOND TARIFF REVIEW OF CEMIG D AND LIGHT SESA

a) Cemig D

Tariff Review — final levels decided

In March 2009 ANEEL homologated the final result of the Tariff Review of Cemig D, the effects of which take place from April 2008.

The final result of the Company’s second Tariff Review was an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

As a result of the homologation of the final tariff review, ANEEL recalculated the amounts which, in its judgment, should have been those effectively recognized in the Company’s tariff adjustment as from April 2008.

The effects on the income statement relate primarily to the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s manageable costs; and also to a review by ANEEL of the criterion for calculation of the reimbursements, in the tariff, of the financial regulatory assets, which resulted in discounting of amounts which, in the regulator’s view, were included in excess in the Company’s tariff in 2008.

These amounts, totaling R$ 203,615, recorded in Current liabilities, under Regulatory liabilities — Tariff Review, are being transferred monthly to the income statement, on a linear basis, in the period from April 8, 2009 to April 7, 2010.

b) Light SESA

Result of the second periodic Tariff Review of Light SESA

At a public meeting held on November 4, 2008, ANEEL provisionally set the structural Tariff Repositioning for Light Serviços de Eletricidade S.A. at 1.96%, taking effect on November 7, 2008. Considering the additional financial items of 2.30%, the impact on the tariff was 4.27%. As a result of the removal from the tariff base of a financial component of –0.41% which had been added in the annual adjustment of 2007, the average effect on the tariff perceived by consumers was 4.70%.

We note that the level of regulatory losses and the calculation of efficient operational costs (the “Reference Company” and Default) are provisional.

ANEEL set, also provisionally, the Xe component of the X factor, to be applied as a reduction factor, in real terms, of Portion B in the subsequent tariff adjustments, of 2009 and 2012, at 0.00%

With the conclusion of the improvements in the methods for the second cycle of Tariff Reviews on November 25, 2008, the final values will be set after decision in a Public Consultation process, expected to take place in October 2009.

33) — TARIFF ADJUSTMENT OF CEMIG D

On April 7, 2009 ANEEL published the result of the Tariff Adjustment of Cemig D. This increased the Company’s tariffs by 20.81% as from April 8, 2009.

The adjustment applied differently to different consumer categories. Electricity bills of residential consumers were increased by 4.87%, while invoices for high-voltage captive consumers were increased by an average of 9.42%. The overall average increase in the electricity bills of captive consumers was 6.21%.

The total average percentage increase for low-voltage captive and free consumers was 4.87%, and for high-voltage consumers as a whole the increase was 4.43%. The overall average impact on client invoices of captive and free consumers was an increase of 4.69%.

34) — SUBSEQUENT EVENT

On July 14, 2009, CEMIG acquired interest that belong to Brookfield of the voting shares of the transmission group companies TBE, representing 4.9% of its shares representing EATE, ENTE, ETEP and ERTE and 3.8% of ECTE, int the amount of R$ 25,047. The total interest of CEMIG in the group companies will be as follows:

Transmission Company	CEMIG Interest %
ETEP - Empresa Paraense de Transmissão de Energia	39.33
ENTE - Empresa Norte de Transmissão de Energia	36.69
ERTE - Empresa Regional de Transmissão de Energia	36.69
EATE - Empresa Amazonense de Transmissão de Energia	35.34
ECTE - Empresa Catarinense de Transmissão de Energia	13.37

35) — SUMMARY FINANCIAL STATEMENTS BY COMPANY

					ERTE,EATE,
					ETEP,ENTE,			SÁ
DESCRIPTION	HOLDING	CEMIG - GT	CEMIG - D	RME Light	ECTE	GASMIG	INFOVIAS	CARVALHO	ROSAL	OTHERS	ELIMINATION	TOTAL

ASSETS	11.295.101	8.609.629	9.639.881	2.284.067	630.174	529.935	297.462	169.977	133.013	686.958	(8.528.619)	25.747.578
Cash and cash equivalents	121.322	1.220.408	262.031	142.875	29.910	89.425	33.688	68.902	44.220	237.496	—	2.250.277
Accounts receivables	1.683.174	473.130	1.811.514	393.929	20.155	164.831	—	5.730	13.750	35.764	(64.227)	4.537.750
Regulatory Assets	—	22.319	1.531.109	76.300	—	—	—	—	—	—	—	1.629.728
Other Assets	517.754	925.828	1.562.478	560.783	27.355	36.577	50.561	24.716	3.138	59.964	(89.946)	3.679.208
Investments/Fixed assets	8.972.851	5.967.944	4.472.749	1.110.180	552.754	239.102	213.213	70.629	71.905	353.734	(8.374.446)	13.650.615

LIABILITIES	11.295.101	8.609.629	9.639.881	2.284.067	630.174	529.935	297.462	169.977	133.013	686.958	(8.528.619)	25.747.578
Suppliers and Supplies	5.762	98.022	558.900	117.251	2.471	45.112	7.458	7.436	6.234	16.787	(95.761)	769.672
Loans, financings and debentures	74.651	3.192.993	2.589.948	554.290	306.808	—	—	—	—	91.794	977.529	7.788.013
Interest on equity and dividends	490.820	153.302	521.484	11.959	16.163	12.376	8.150	19.765	18.877	85.166	(847.242)	490.820
Post-employment obligations	55.233	273.176	870.846	251.529	—	—	—	—	—	—	—	1.450.784
Other liabilities	457.797	833.495	2.610.509	636.041	36.667	134.988	10.474	33.194	7.265	73.571	(188.699)	4.645.302

Minorities	—	—	—	383.613	8.536	—	—	—	—	—	—	392.149
Stockholders' equity	10.210.838	4.058.641	2.488.194	329.384	259.529	337.459	271.380	109.582	100.637	419.640	(8.374.446)	10.210.838

RESULTS
Net operational revenue	187	1.777.588	2.775.325	682.039	44.641	118.048	49.264	23.691	15.162	77.761	(221.916)	5.341.790

OPERATIONAL COSTS AND EXPENSES
Personnel	(17.917)	(169.432)	(513.154)	(31.192)	(1.451)	(5.939)	(4.019)	(492)	(567)	(2.089)	—	(746.252)
Post-employment obligations	(2.835)	(14.666)	(45.879)	(5.122)	—	—	—	—	—	—	—	(68.502)
Materials	(165)	(6.692)	(40.643)	(2.735)	(288)	(472)	(603)	(343)	(73)	(154)	—	(52.168)
Raw materials	—	(4.070)	—	—	—	—	—	—	—	—	—	(4.070)
Outsourced services	(5.799)	(52.892)	(247.959)	(30.688)	(2.554)	(2.481)	(5.549)	(2.036)	(1.567)	(10.096)	—	(361.621)
Royalties for use of water resources	—	(70.090)	—	—	—	—	—	(1.014)	(513)	(1.267)	—	(72.884)
Eletricity bought for resale	—	(70.914)	(1.243.570)	(372.223)	—	—	—	—	(464)	(2.357)	179.421	(1.510.107)
Charges for use of the basic transmission network	—	(142.414)	(254.942)	(48.738)	—	—	—	—	(1.825)	(9.223)	42.495	(414.647)
Depreciation and amortization	(93)	(112.815)	(162.938)	(38.220)	(4.454)	(2.023)	(14.283)	(1.115)	(1.086)	(6.502)	—	(343.529)
Operational provisions	17.787	(552)	(24.433)	(37.647)	—	—	(348)	—	—	(1.418)	—	(46.611)
Gas purchased for resale	—	—	—	—	—	(84.875)	—	—	—	—	—	(84.875)
Other expenses, net	(15.172)	(30.193)	(94.024)	(13.268)	(752)	(2.547)	(6.444)	(221)	(159)	(1.365)	—	(164.145)
	(24.194)	(674.730)	(2.627.542)	(579.833)	(9.499)	(98.337)	(31.246)	(5.221)	(6.254)	(34.471)	221.916	(3.869.411)

Operational profit (loss) before Equity gains in subsidiaries and financial revenues (expenses)	(24.007)	1.102.858	147.783	102.206	35.142	19.711	18.018	18.470	8.908	43.290	—	1.472.379

Financial revenues (expenses)	6.561	(93.222)	(7.261)	(3.925)	(4.610)	8.398	1.415	3.085	2.111	16.484	—	(70.964)

Profit (loss) before Income Tax, Social Contribution and employees' profit shares	(17.446)	1.009.636	140.522	98.281	30.532	28.109	19.433	21.555	11.019	59.774	—	1.401.415
Income tax and Social Contribution	(64.233)	(308.781)	(1.035)	(20.131)	(4.818)	(8.878)	(3.737)	(7.281)	(1.583)	(13.015)	—	(433.492)
Minorities	—	—	—	(34.675)	(143)	—	—	—	—	—	—	(34.818)
Employees profit shares	(1.891)	(16.217)	(51.102)	(3.519)	—	—	—	(105)	(54)	(181)	—	(73.069)
Net profit for the period	(83.570)	684.638	88.385	39.956	25.571	19.231	15.696	14.169	9.382	46.578	—	860.036

CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

Net profit

In the first half of 2009 Cemig reported consolidated net profit of R$ 860,036, which compares with consolidated net profit of R$ 1,125,152 in the first half of 2008 — a reduction of 23,56%. The significantly lower net profit is mainly due to non-recurring events in this first half, including the effects of the Final Tariff Review of Cemig D, and the provision for the PDV Voluntary Retirement Program.

Ebitda (method of calculation not reviewed by external auditors)

Cemig’s Ebitda in first quarter 2009 was R$ 1,815,908, compared with R$ 2,061,196 in first quarter 2006, a reduction of 11.90%. Adjusted for non-recurring items, Ebitda was 0.07% lower year-on-year.

Due to the announcement of the Transmission Tariff Review for Cemig GT, ANEEL decided on repositioning of the Company’s Annual Permitted Transmission Revenue (RAP) at 5.35%, in the financial amount of R$ 158,090, arising from the effect of the repositioning being backdated to 2005.

With the announcement of the final Tariff Review of Cemig D, ANEEL included in the tariff to be applied as from April 8, 2009 certain financial items relating to previous business years, with resulted in recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers applied in the period from April 8, 2009 through April 7, 2010.

These financial items relate principally to the reduction of the costs of the “Reference Company” used by ANEEL in calculating reimbursement to the Company of its controllable costs, with effect backdated to April 2008. Recognition of this non-recurring item results in an impact of R$ 192,816 on Ebitda, as shown in this table:

The PDV Voluntary Retirement Program also impacted Ebitda in first half 2009, in the amount of R$ 191,184. 992 employees joined this program — 189 from Cemig GT, 772 from Cemig D, and 31 from the holding company.

EBITDA — R$ ‘000	06/30/2009	06/30/2008	Change, %
Net profit	860,036	1,125,152	(23.56)
+ Provision for current and deferred income tax and Social Contribution	433,492	619,137	(29.98)
+ – Financial revenues (expenses)	70,964	(159,095)	—
+ Depreciation and amortization	343,529	371,856	(7.62)
+ Profit shares	73,069	43,967	66.19
+ Minority interests	34,818	60,179	(42.14)
= EBITDA	1,815,908	2,061,196	(11.90)
Non-recurring items:
- Review of Transmission Revenue – Technical Note 214/2009	(158,090)	—	—
+ – Tariff review – Net revenue	213,803	(62,464)	—
– + Tariff review – Operational expense	(20,987)	4,330	—
– + The PPD Voluntary Retirement Program	(486)	39,753	—
+ The PDV Temporary Voluntary Retirement Program	191,184	—	—
= ADJUSTED EBITDA	2,041,332	2,042,815	(0.07)

The lower Ebitda in 1H09 than in 1H08 mainly reflects operational costs and expenses (excluding effects of depreciation and amortization) 6.22% higher. The higher expenses in 2008 were reflected in Ebitda margin, which was 38.58% in 1H09, compared with 33.98% in 1H08.

Gross supply of electricity

Revenue from gross supply of electricity in the first half of 2009 was R$ 6,807,195, compared to R$ 6,900,990 in the first half of 2008 — a reduction of 1.36%.

This result arises basically from the following factors, in relation to final consumers:

•             Tariff increase for Cemig D with average effect on consumer tariffs of 4.69%, starting from April 8, 2009;

•             Reduction in the tariff of Cemig D, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008 (full effect in 2009).

•             Volume of energy invoiced to final consumers 3.63% lower (this excludes Cemig’s own internal consumption).

•             Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, this with effect backdated to 2008, representing a reduction in gross revenue of R$ 213,803, in 2009.

•             Recognition, in 2008, of non-recurring revenue relating to financial items of previous years which were included in the tariff of Cemig D, resulting in the constitution of regulatory assets in the gross amount of R$ 67,194.

Electricity sold to final consumers (MWh)
(Data not audited by external auditors)

	MWh
Consumption by consumer category	30/06/09	30/06/08	Change,%
Residential	4,867,733	4,497,914	8.22
Industrial	11,132,465	12,491,728	(10.88)
Commercial, services and others	3,097,434	2,941,221	5.31
Rural	976,569	960,835	1.64
Public authorities	526,023	510,595	3.02
Public illumination	615,390	611,388	0.65
Public service	659,398	684,624	(3.68)
Total	21,875,012	22,698,305	(3.63)

Revenue from wholesale electricity sales

The revenue from electricity sales to other concession holders was R$ 823,881 in 1H09, 33% more than in 1H08 (R$ 619,473).

This is mainly due to 12.76% higher volume of electricity sold, in 1H09, to other concession holders and under “bilateral contracts” - through two new electricity auctions of supply to distributors, for tariffs between R$ 125.00 and R$ 145.77. Part of the electricity that previously went to industrial consumers was sold in this market, in view of the reduction in demand from those consumers due to the international economic crisis, and its impacts on industrial production. The volume of electricity sold to other consumers and under bilateral contracts was 6,273,509 MWh in the first half of 2009, compared to 5,563,520 MWh in 1H08.

Revenue from use of the network — Free Consumers

Revenue from use of the grid was 6.16%, or R$ 62,429, higher in 1H09, at R$ 1,076,287, compared to R$ 1,013,858 in 1H08).

Revenue from the Tariff for Use of the Distribution System (TUSD) of Cemig Distribuição and Light was 10.19% higher, at R$ 598,663, in 1H09, than in 1H08 (R$ 666,555). This revenue comes from charges to Free Consumers on the electricity sold by other agents of the electricity sector, and was lower due to lower volume of transport of electricity to these free consumers, reflecting the effect of the recession on Brazilian manufacturing output.

Also included in the balance on this line are revenues from use of the basic grid and the connection system, which were R$ 477,624 in 1H09, compared with R$ 347,303 in 1H08. See Explanatory Note 25 to the consolidated Quarterly Information.

Non-controllable costs

Differences between the sum of non-controllable costs (known as “CVA”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Complying with the ANEEL Chart of Accounts, some items are allocated as Deductions from operational revenue. Further information is given in Explanatory note No. 9 to the Quarterly Information.

As from March 2008 the Company began to receive, in the tariff, the amounts posted in assets under “Portion A”. The portion of non-controllable costs which were actually received in the tariff is transferred to Operational expenses.

Deductions from operational revenues

Deductions from operational revenues totaled R$ 2,822,219 in 1H09, compared to R$ 2,863,156 in 1Q08, 1.43% lower year-on-year. Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account — CCC

The deduction from revenue relating to the CCC in 1 H09 was R$ 274,669, compared to R$ 187,483 in 1H08, an increase of 46.50%. This refers to the operational costs of the thermal plants in the Brazilian grid and isolated systems, divided up between electricity concession holders by an ANEEL Resolution. This is a non-controllable cost. The amount posted for electricity distribution services is the amount actually passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás.

Energy Development Account — CDE

The deduction from revenue for the CDE was R$ 195,421 in 1H09, compared to R$ 196,701 in 1H08, a reduction of 0.65%. The payments are specified by an ANEEL Resolution. This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to free consumer on the invoice for the use of the grid, and passed on to Eletrobrás.

The other deductions from revenue are for taxes that are calculated as a percentage of billing. Hence their variations arise substantially from the changes in revenue. Note that the taxes applicable to the extraordinary adjustments mentioned above and deducted from revenue in 2009 have not been calculated.

Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding net financial revenue/expenses) in the first quarter of 2009 totaled R$ 3,869,411, compared to R$ 3,691,263 in the first half of 2008, an increase of 4.83%. This result mainly reflects the increases in personnel costs, electricity bought for resale, charges for use of the basic transmission grid, and outsourced services, partially offset by lower cost of post-employment obligations and operational provisions. Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

The main year-on-year variations in these expenses are:

Personnel expenses

Personnel expenses in 1 H09 were R$ 746,252, compared to R$ 577,862 in the first half of 2008, an increase of 29.14%. This primarily reflects the following factors:

•                  Salary increase of 7.26% given to employees in November 2008.

•                  Provision for the PDV Voluntary Retirement Program, in the amount of R$ 191,184, in 1H09.

On the other hand, the following factors contributed to lower personnel expenses:

•                  Reduction in the number of employees, from 10,458 at the end of June 2008 to 10,144 at the end of June 2009.

•                  Higher transfer of costs from Personnel expenses to Works in progress (R$ 63,920 in 2009, vs. R$ 53,951 in 2008), due to the larger capital expenditure program in 2008.

Electricity bought for resale

The expense on this account in first half 2009 was R$ 1,510,107, 4.00% more than the figure of R$ 1,452,023 for this account in the first half of 2008. This is a non-controllable cost: the expense recorded in the income statement is the amount actually passed through to the tariff. Further information is given in Explanatory Note 28 to the Consolidated Quarterly Information.

Depreciation and amortization

The expense on depreciation and amortization was 7.62% lower, at R$ 343,529 in 1 H09, compared with R$371,856 in 1H08. This variation arises from depreciation in the “Special Obligations”, from April 8, 2008, the start date of the second Tariff Review cycle.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 68,502 in 1 H09, 45.42% lower than in 1 H08 (R$ 125,512). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the plans, estimated by an external actuary. The reduction in this expense reflects the reduction in the present value of the obligations recorded, as a result of the increase in the interest rate used to discount these obligations to present value.

Operational provisions

Operational provisions in 1 H09 totaled R$ 46,611, 62.32% less than in 1 H08 (R$ 123,697). The lower figure is mainly due to reversal, in June 2009, of the provision for civil lawsuits on the subject of tariff increases, in the amount of R$ 26,804, due to finalization of the cases. For more information please see Explanatory Notes 22 and 28 to the Consolidated Quarterly Information.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in the first quarter of 2009 was R$ 414,647, vs. R$ 355,675 in the first quarter of 2008, a reduction of 16.58%.

This expense refers to the charges payable by electricity distribution and generation agents for use of the facilities that are components of the basic grid, as set by an ANEEL Resolution. This is a non-controllable cost: the deduction from revenue recognized in the Income statement corresponds to the value actually passed through to the tariff.

Gas purchased for resale

The cost of gas purchased for resale was R$ 84,875 in first half 2009, 23.19% lower than in the first quarter of 2008 (R$ 110,502). This variation is mainly due to a lower quantity of gas being bought, due to less operation of thermal plants — Gasmig’s clients — in 1 H09.

Financial revenues (expenses)

The company posted net financial expenses of R$ 70,964 in 1 H09, which compares with net financial revenues of R$ 159,095 in first half 2008. The main factors in Financial revenue (expenses) are:

•                       Revenue from penalty payments applied to arrears on settlement of electricity bills 38.07% lower in 1H09, at R$ 61,015, compared to R$ 98,520 in 1H08. This variation mainly reflects Cemig D’s higher revenue in 2008, relating to accounts received from major industrial consumers for consumption in prior years — the principal amounts of which were considerably less than the amounts added as penalty payments for delay in settlement.

•                       Revenue from monetary updating on amounts receivable under the General Agreement for the Electricity Sector 63.37% lower. This revenue in 1 H09 was R$ 26,688, compared to R$ 72,864 in 1 H08 — basically reflecting the lower value of the regulatory assets in 2009, due to amortization of the principal regulatory assets previously constituted.

•                       Revenue from monetary updating and interest on the Deferred Tariff Adjustment 96.68% lower, at R$ 1,802 in 1 H09, than in 1 H08 (R$ 54,204), due to the reduction of the asset by receipt of amounts receivable, in electricity invoices. For further details please see Explanatory Note 11 to the Consolidated Quarterly Information.

•                       Lower monetary updating on loans and financings, at R$ 6,049 in 1H09 compared with R$ 51,927 in 1 H08 — reflecting lower variation in inflation indices in 1 H09 than in 1 H08.

•                       Revenue reported in 2008 of R$ 108,090 from the final court decision in favor of Light in an action challenging the application of the PIS and Cofins taxes to financial revenue.

•                       Financial Revenue of R$ 82,702 in the first half of 2008 — for the financial compensation paid by the stockholders of RME for CEMIG’S waiver of its option to purchase the generation assets of Light for a pre-agreed amount.

For a breakdown of financial revenues and expenses, see Explanatory Note 29 to the Consolidated Quarterly Information.

Income tax and Social Contribution tax

Cemig’s expenses on income tax and the Social Contribution in the first half of 2009 totaled R$ 433,492, on profit of R$1,401,415 before tax effects, a percentage of 30.93%. Cemig’s expenses on income tax and the Social Contribution in the first half of 2008 totaled R$ 619,137, on profit of R$1,848,435 before tax effects, a percentage of 33.50%. These effective rates are compared with the nominal rates in Note 10 to the Consolidated Quarterly Information.

INCOME STATEMENTS FOR THE SECOND QUARTERS OF 2009 AND 2008

	Second	Second	Change,
	Quarter 2009	Quarter 2008%
OPERATIONAL REVENUE
Gross supply of electricity	3,670,692	3,325,747	10.37
Revenue for use of the network	624,195	532,266	17.27
Other operational revenues	142,259	182,609	(22.10)
Gross operational revenue	4,437,146	4,040,622	9.81
Deductions from operational revenue	(1,461,678)	(1,414,678)	3.32
Net operational revenue	2,975,468	2,625,944	13.31

OPERATIONAL COSTS AND EXPENSES
Personnel, managers and board members	(448,231)	(293,499)	52.72
Post-employment obligations	(34,515)	(63,844)	(45.94)
Materials	(26,192)	(24,096)	8.70
Raw materials	(4,070)	(19,922)	(79.57)
Outsourced services	(200,962)	(156,899)	28.08
Electricity bought for resale	(838,265)	(726,657)	15.36
Depreciation and amortization	(172,487)	(170,375)	1.24
Royalties for use of water resources	(36,766)	(31,195)	17.86
Operational provisions	6,876	(27,344)	—
Charges for the use of the basic transmission grid	(210,456)	(183,351)	14.78
Gas purchased for resale	(45,561)	(57,082)	(20.18)
Other operational expenses, net	(102,102)	(62,307)	63.87
	(2,112,731)	(1,816,571)	17.86
Operational profit (loss) before financial revenue (expenses)	862,737	809,373	6.59
FINANCIAL REVENUE (EXPENSES)	(33,207)	238,207	—
Profit before income tax and Social Contribution tax	829,530	1,047,580	(20.81)
Income tax and Social Contribution tax	(199,635)	(292,051)	(31.64)
Deferred income tax and Social Contribution tax	(45,858)	(50,989)	(10.06)
Profit shares	(45,645)	(21,909)	108.34
Minority interests	(14,598)	(47,759)	(69.43)
Net profit for the period	523,794	634,872	(17.50)

Profit for the quarter

In the second quarter of 2009 (2Q09), Cemig reported net profit of R$ 523,794, 17.50% less than the net profit of R$ 634,872 reported for the second quarter of 2008 (2Q08). This was basically due to operational costs and expenses 16.36% higher, and the variation in Financial revenue (expenses), partially offset by Net operational revenue 13.31% higher. Cemig posted net financial expenses of R$ 33,207 in 2Q09, compared with net financial revenue of R$ 238,207 in 2Q08.

The higher operational costs and expenses basically reflect cost of electricity bought for resale 15.36% higher, and personnel expenses 53.06% higher, as a result of the cost of the PDV Temporary Voluntary Retirement Program — a total of R$ 191,184 — being posted in the second quarter of 2009. Please refer to additional comments in the specific items of this report.

Ebitda (method of calculation not reviewed by external auditors)

Cemig’s Ebitda in the second quarter of 2009 was 5.66% lower than its Ebitda for the second quarter of 2008. Adjusted for the non-recurring items, it was 4.96 higher.

Due to the announcement of the Transmission Tariff Review for Cemig GT, ANEEL decided on repositioning of the Company’s Annual Permitted Transmission Revenue (RAP) at 5.35%, in the financial amount of R$ 158,090, arising from the effect of the repositioning being backdated to 2005.

EBITDA — R$ ‘000	2Q09	2Q08	Change, %
Net profit	523,794	634,872	(17.50)
+ Income tax and Social Contribution	245,493	343,040	(28.44)
+ Profit shares	45,645	21,909	108.34
- Financial revenue (expenses)	33,207	(238,207)	—
+ Depreciation and amortization	172,487	170,375	1.24
+ Minority interests	14,598	47,759	(69.43)
EBITDA	1,035,224	979,748	5.66
Non-recurring items:
- Review of Transmission Revenue — Technical Note 214/2009	(158,090)	—	—
+ The PDV Temporary Voluntary Retirement Program	191,184	—	—
+ the PPD Permanent Voluntary Retirement Program	1,734	39,753	(95.64)
= ADJUSTED EBITDA	1,070,052	1,019,501	4.96

In spite of operational costs and expenses (excluding depreciation and amortization) being 17.86% higher, Ebitda was 5.66% higher in 2Q09 than in 2Q08. This was due to the good performance in sales, with a positive impact of 13.31% on net revenue. The high increase in operational costs and expenses had a negative impact on Ebitda margin, which was 37.31% in 2Q08, but 34.79% in 2Q09.

Gross supply of electricity

	MWh (*)			R$
			Change,			Change,
	2Q09	2Q08%		2Q09	2Q08%
Residential	2,421,497	2,261,334	7.08	1,116,182	1,106,731	0.85
Industrial	5,538,838	6,390,225	(13.32)	916,748	959,230	(4.43)
Commercial, services and others	1,530,866	1,463,691	4.59	672,911	650,125	3.50
Rural	521,051	504,412	3.30	135,220	131,989	2.45
Public authorities	267,399	274,008	(2.41)	115,208	110,574	4.19
Public illumination	304,096	309,487	(1.74)	75,321	76,880	(2.03)
Public service	332,335	354,238	(6.18)	96,583	97,213	(0.65)
Sub-total	10,916,082	11,557,395	(5.55)	3,128,173	3,132,742	(0.15)
Own consumption	12,841	13,409	(4.24)	—	—	—
Subsidy for low-income consumers	—	—	—	45,629	21,811	109.20
Uninvoiced supply – Regulatory asset	—	—	—	—	38,807	—
Supply not invoiced, net	—	—	—	(28,497)	(168,437)	(83.08)
	10,928,923	11,570,804	(5.55)	3,145,305	3,024,923	3.98
Supply to other concession holders (**)	3,525,472	2,851,254	23.65	456,680	256,952	77.73
Transactions in electricity on CCEE	450,841	553,717	(18.58)	7,697	43,872	(82.46)
Effect of the Final Tariff Review (***)	—	—	—	61,010	—	—
Total	14,905,236	14,975,775	(0.47)	3,670,692	3,325,747	10.37

(*) Information in MWH not reviewed by external auditors.

Revenue from gross supply of electricity in 2Q09 was R$ 3,670,692, 10.37% more than in 2Q08 (R$ 3,325,747).

Main factors affecting revenue in 2Q09:

•                       Tariff adjustment with average impact on consumer tariffs of 4.69%, starting from April 8, 2009.

•                       Reduction in the tariff of Cemig D, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008.

•                       Volume of energy invoiced to final consumers 5.55% lower (this excludes Cemig’s own internal consumption).

Revenues from energy sold to other concession holders totaled R$ 456,680 in 2Q09, 77.73% more than in 2Q08 (R$ 256,952). This is mainly due to the volume of energy sold to other concession holders under ‘bilateral contracts’ being 23.65% higher, due to new contracts made at auctions of electricity to distributors, in which the MWh was sold for tariffs varying from R$ 125.00 to R$ 145.77.

Revenue from use of the grid

This refers to the TUSD, charged to Free Consumers, on energy sold, and also from the revenue for use of Cemig GT’s own basic transmission grid. It was 17.27% higher in 2Q09, at R$ 624,195, than in 2Q08 (R$ 532,266). The difference is mainly due to the accounting, in June 2009, of Annual Permitted Revenue (RAP) from previous periods, totalling R$ 158,090, as a result of the Review of the Transmission Tariff being backdated over the period from July 1, 2005 to June 2009.

Non-controllable costs

Differences between the sum of non-controllable costs (known as “CVA”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Due to a change in ANEEL’s plan of accounts, some items were transferred to the item “Deductions from operational revenues”. For more information, please see Explanatory Notes 2 and 7 to the Quarterly Information.

Deductions from operational revenues

	2Q09	2Q09	Change, %
ICMS tax	743,632	774,297	(3.96)
Cofins tax	315,499	301,350	4.70
PIS and Pasep taxes	68,461	60,542	13.08
ISS value-added tax on services	950	1,075	(11.63)
	1,128,542	1,137,264	(0.77)

Global Reversion Reserve – RGR	48,627	43,207	12.54
Energy Efficiency Program – P.E.E.	9,888	9,806	0.84
Energy Development Account – CDE	101,959	99,314	2.66
Fuel Consumption Account – CCC	152,049	110,258	37.90
Research and Development – R&D	8,158	6,879	18.59
National Scientific and Technological Development Fund – FNDCT	8,353	6,253	33.58
Energy System Expansion Research (EPE / Energy Ministry)	4,102	1,687	143.15
Emergency Capacity Charge	—	10	—
	333,136	277,414	20.09
	1,461,678	1,414,678	3.32

Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account — CCC

The deduction from revenue for the CCC was R$ 152,049 in 2Q09, 37.90% more than in 2Q08 (R$ 110,258). This refers to the operational costs of the thermal plants in the Brazilian grid and isolated systems, divided up between electricity concession holders by an ANEEL Resolution. This is a non-controllable cost. The amount posted for electricity distribution services is the amount passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the basic grid, and passed on to Eletrobrás.

Energy Development Account — CDE

The deduction from revenue for the CDE was R$ 101,959 in 2Q09, compared to R$ 99,314 in 2Q08, an increase of 2.66%, This is a non-controllable cost. The amount posted for electricity distribution services corresponds to the amount passed through to the tariff. For the amount posted in relation to electricity transmission services the company merely passes through the charge, since the CCC is charged to Free Consumers on the invoice for the use of the grid, and passed onto Eletrobrás.

The other deductions from revenue are of taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue.

Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 2,113,720 in 2Q09, 16.36% more than in 2Q08 (R$ 1,816,571). This is mainly due to the increases in personnel costs and Electricity bought for resale, partially offset by the reduction in Operational provisions, Raw materials and Post-employment obligations.

The main year-on-year variations in these expenses are:

Personnel expenses

Personnel expenses totaled R$ 448,231 in 2Q09, 52.76% more than in 2Q08 (R$ 293,499). This reflects the salary increase of 7.26% given to employees in November 2008, and the provision of R$ 191,184 for the PPD Permanent Voluntary Retirement Program, posted in 2Q09.

Electricity bought for resale

The expense on this account in 2Q09 was R$ 838,265, 15.36% more than the expense of R$ 726,657 in 2Q08. This change is mainly due to 23.86% increase in average rate of energy purchased in the 2009/2010 cycle pricing. This is a non-controllable cost: the expense recorded in the income statement is the amount actually passed through to the tariff. For more information, please see Explanatory Note 28 to the Quarterly Information.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 34,515 in 2Q09, 45.94% more than in 2Q08 (R$ 63,844). These expenses basically represent the interest applicable to Cemig’s actuarial obligations, net of the investment yield expected from the assets of the plans, estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made to the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Operational provisions

Operational provisions were constituted as revenue of R$ 6,876 in 2Q09, compared with an expense of R$ 27,344 in 2Q08. This is due to the reversal, in June 2009, of provisions of 26,804 for civil lawsuits on tariff increases, due to finalization of the cases.

Financial revenues (expenses)

	2Q09	2Q08	Change, %
FINANCIAL REVENUES
Revenue from cash investments	65,657	68,192	(3.72)
Arrears penalty payments on electricity bills	33,502	47,812	(29.93)
Interest and monetary updating on accounts receivable from the Minas Gerais state government	8,998	8,921	0.86
Monetary updating of CVA	9,766	9,689	0.79
Monetary updating on General Agreement for the Electricity Sector	11,242	27,658	(59.35)
Monetary updating on Deferred Tariff Adjustment	25	28,307	(99.91)
FX variations	69,001	33,448	106.29
Pasep and Cofins taxes on financial revenues	(18,412)	(19,058)	(3.39)
Gains on financial instruments	(547)	2,164	—
Financial compensation – RME	—	82,702	—
Adjustment to present value	317	62,003	(99.49)
Other	25,632	49,516	(48.23)
	205,181	401,354	(48.88)
FINANCIAL EXPENSES
Charges on loans and financings	(150,212)	(179,200)	(16.18)
Monetary updating on General Agreement for the Electricity Sector	(510)	(1,776)	(71.28)
Monetary updating – CCEE	(4,013)	—	—
Monetary updating of CVA	1,802	(10,539)	—
FX variations	(7,282)	10,204	(171.36)
Monetary updating on loans and financings	(2,233)	(27,908)	(92.00)
CPMF tax	—	(1,434)	—
Provision for losses on recovery of Extraordinary Tariff Recomposition and “Free Energy” amounts – updating	(416)	(7,397)	(94.38)
Adjustment to present value	(4,571)	(4,905)	(6.81)
Losses on financial instruments	(55,576)	(31,236)	77.92
Reversal of provision for PIS and Cofins taxes	2,107	108,090	(98.05)
Other	(17,484)	(17,046)	2.57
	(238,388)	(163,147)	46.12
	(33,207)	238,207	—

Financial revenue (expenses) was significantly different between the two periods. The main factors are:

•                       Revenue from arrears penalty payments for late payment of electricity bills 29.93% lower in 2Q09, at R$ 33,502, compared to R$ 47,812 in 2Q08. This basically related to payment of accounts received from large industrial consumers related to previous years, the principal amounts of which were considerably less than the added amounts related to financial charges applied.

•                       The Company recognized a financial gain in the second quarter of 2008, in the amount of R$ 82,702, for the financial compensation to be paid by the stockholders of RME for Cemig’s waiver of exercise of an option to buy the rights of the partners of RME over the generation assets of Light for a previously agreed amount. There are more details in Explanatory Note 29.

•                       Revenue from adjustment to present value in 2008, totaling R$ 62,003, applied to the balance of some financings, debentures and obligations payable for concessions for consideration, in compliance with Law 11,638/07.

•                       Revenue from monetary variation on the General Agreement for the Electricity Sector 59.35% lower – at R$ 11,242 in 2009, compared to R$ 27,658 in 2008 – reflecting the lower value of the regulatory assets in 2009, due to the principal regulatory assets previously posted (RTE and Deferred Tariff Adjustment) having been amortized.

•                       Revenue reported in 2008 of R$ 108,090 from the final court decision in favor of Light in an action challenging the application of the PIS and Cofins taxes to financial revenue.

•                       Costs of loans and financings 16.18% lower, due to amortizations of debt in 2008 and the lower variation in the CDI rate (the main indexor of contracts) in 2009.

Income tax and Social Contribution tax

Cemig’s expenses on income tax and the Social Contribution tax in 2Q09 totaled R$ 245,493, on profit of R$ 829,530 before tax effects, a percentage of 29.59%. The Company’s expenses on income tax and the Social Contribution tax in 2Q08 were R$ 343,040, on profit of R$ 1,047,580 before tax effects, a percentage of 32.75%.

OTHER INFORMATION THAT THE COMPANY BELIEVES TO BE MATERIAL

Information not reviewed by our external auditors.

Investor Relations

In the first half of 2009, through strategic actions aiming to enable investors and stockholders to have a correct valuation of our businesses and our prospects for growth and addition of value, we increased Cemig’s exposure to the Brazilian and global capital markets as the leading company in its industry.

We maintain a constant and proactive flow of communication with Cemig’s investor market, strengthening our credibility, seeking to increase interest in our securities and ensure that investors are satisfied with them.

Our results are published though video webcasts and conference calls, with simultaneous translation into English, at which members of the Executive Board are always present — developing an increasingly transparent relationship, in line with the best corporate governance practices.

To serve our stockholders spread over 46 countries, and facilitate optimum coverage of investors, Cemig was present in Brazil and worldwide at innumerable seminars, conferences and meetings with investors, congresses, and roadshows; and also held video and telephone conference calls with analysts, investors and other parties interested in the capital markets.

In May, for the 14th year running, we held our now traditional Cemig Meeting with the Capital Markets and Investors, together with Apimec, the Brazilian Capital Markets and Analysts’ Association, in Uberlândia, Minas Gerais, where these professionals once again had the opportunity to interact with the company’s directors and principal executives.

Corporate governance

Our corporate governance model is based on principles of transparency, equity and accountability, focusing on clear definition of the roles and responsibilities of the Board of Directors and the Executive Board in the formulation, approval and execution of policies and guidelines for managing the company’s business.

We seek sustainable development of the Company through balance between the economic, financial, environmental and social aspects of our enterprises, aiming to improve the relationship with our stockholders, clients, and employees, the public at large and other stakeholders.

Cemig’s preferred and common shares have been listed under Corporate Governance Level 1 on the São Paulo Stock Exchange since 2001 (with tickers CMIG3 and CMIG4 respectively). This classification represents a guarantee to our stockholders of optimum reporting of information, and also that stockholdings are relatively widely dispersed. Because Cemig has ADRs (American Depository Receipts) listed on the New York Stock Exchange, representing preferred shares (with ticker CIG) and common shares (ticker CIG.C), it is also subject to the regulations of the US Securities and Exchange Commission (SEC) and the New York Stock Exchange Listed Companies Manual. Our preferred shares have been listed on the Latibex of the Madrid stock exchange (with ticker XCMIG) since 2002.

Since the end of 2006 our material procedures related to preparation of the Consolidated Financial Statements have been compliant with the requirements of Section 404 of the Sarbanes-Oxley law of the US.

Our bylaws include the targets of the Strategic Plan, and our dividend policy:

•                  – to keep consolidated indebtedness equal to or less than 2 times Ebitda.

•                  – to keep the consolidated ratio (Net debt) / (Net debt + Stockholders’ equity) equal to or less than 40%.

•                  – consolidated funds in Current assets to be limited to 5% of Ebitda.

•                  – consolidated funds allocated to capital expenditure in each business year to be limited to 40% of Ebitda (this varied, exceptionally, to 65% in 2006, and 55% in 2007).

•                  – to invest only in distribution, generation and transmission projects which offer real minimum internal rates of return equal to or more than those specified in the company’s Long-Term Strategic Plan, subject to the legal obligations.

•                  – to limit the expenses of the subsidiary Cemig Distribuição (Cemig D), and of any subsidiary which operates in distribution of electricity, to amounts not greater than the amounts recognized in the tariff adjustments and reviews.

The Board of Directors may authorize numbers in excess of these standards, in response to temporary needs, up to the following limits:

•                  – consolidated debt: maximum of 2.5 times Ebitda.

•                  – consolidated ratio (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%.

•      – consolidated funds in Current assets: maximum of 10% of Ebitda.

The stockholders’ agreement signed between the government of Minas Gerais State and Southern Electric Brasil Participações Ltda. (SEB) in 1997, has been suspended by the Brazilian courts. Appeals filed by SEB are before the federal courts.

Board of Directors

Meetings

Our Board of Directors met 24 times in 2008, to discuss strategic planning, expansion projects, acquisition of new assets, and various other investments, among other subjects.

Membership, election and period of office

The present Board of Directors was elected on April 29, 2009, by the cumulative voting method, as specified by Article 141 of Law 6404 of December 15, 1976, as amended. Our Board of Directors is made up of 14 members, of whom eight are elected by the government of the State of Minas Gerais, five by the stockholder Southern Electric Brasil Participações Ltda. — SEB, and one by the minority holders of preferred shares.

The periods of office of the present members of the Board of Directors expire at the Annual General Meeting of Stockholders to be held in 2010.

Principal responsibilities and attributions:

The Board of Directors has the following responsibilities and attributions, as well as those conferred on it by law:

•                  Decision, before signing, on any contract signed between Cemig and any of its stockholders or their parent companies.

•                  Decision on any sale of assets, loans or financings, charge on the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions, with value of R$ 5 million or more.

•                  Authorization for issuance of securities in the domestic or external market to raise funds.

•                  Approval of the Long-term Strategic Plan, and revisions of it, and of the Multi-year Strategic Implementation Plan and revisions of it, and the Annual Budget.

Since 2006 Cemig has had committees, made up of members of the Board of Directors, to carry out prior discussion and analysis on matters to be decided by the Board, as follows:

1.     Board of Directors’ Support Committee;

2.     Corporate Governance Committee;

3.     Human Resources Committee;

4.     Strategy Committee;

5.     Finance Committee; and,

6.     Audit and Risks Committee.

Qualification and remuneration

The members of the Board of Directors have training and experience in a wide range of areas (business administration, engineering, law, diplomacy, etc.), and very broad experience in business management. Their remuneration is 20% of the average paid to our Directors, and does not include any share purchase options.

A list with the names of the members of the Board of Directors and their résumés is on our website at: www.cemig.com.br under Institutional >> Boards.

Audit Committee

As well as the Brazilian Corporate Law, in relation to the requirements of the Sarbanes-Oxley law, to which we are subject due to our shares being registered with the US Securities and Exchange Commission (SEC), the capital markets regulator of the United states, we opted for the exemption allowed by the Exchange Act, rule 10-3A, and regulated by SEC release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee specified by the Sarbanes-Oxley law.

The Executive Board

The Executive Board is made up of eight members whose individual functions are set by the company’s bylaws. They are elected by the Board of Directors for periods of office of three years. They may be reelected, and may also be dismissed at any time by the Board of Directors.

Members are allowed also to hold simultaneous non-remunerated positions in the management of wholly-owned subsidiaries, subsidiaries or affiliates of Cemig, on decision by the Boards of Directors of those companies. They are also, obligatorily, members, with the same positions, of the Boards of Directors of Cemig GT (Generation and Transmission) and Cemig D (Distribution).

The periods of office of the present Chief Officers expire at the first meeting of the Board of Directors held after the Ordinary General Meeting of Stockholders of 2012.

The members of the Executive Board and brief résumés are on our website: www.cemig.com.br.

The Chief Officers have individual responsibilities established by the Board of Directors and the Bylaws, including:

•                  Current management of the company’s business, complying with the bylaws, the Longterm Strategic Plan, the Multi-Year Strategic Implementation Plan, and the Annual Budget.

•                  Decision on any disposal of goods, loans or financings, charges of any of the company’s property, plant or equipment, guarantees to third parties, or other legal acts or transactions in amounts less than R$ 14 million.

The Executive Board normally meets weekly. It held 70 meetings in 2008.

A list of the names and summary resumes of its members is available on our website: www.cemig.com.br – under >> Institutional >> Boards.

The Audit Board

Meetings

The Audit Board held 10 meetings in 2008.

Membership, election and period of office

We have a permanent Audit Board, made up of five sitting members and their respective substitute members. They are elected by the Annual General Meeting of Stockholders, for periods of office of one year, and may be reelected. They are:

•                  one member elected by the holders of the preferred shares;

•                  one member elected by the holders of the common shares not belonging to the controlling stockholder group, representing at least 10% of the registered capital; and

•                  three members appointed by the majority stockholder.

The members of the Audit Board are listed on our website: www.cemig.com.br.

Principal responsibilities and attributions:

As well as the attributions specified by Law 6404 of December 15, 1976, as amended, in relation to the Sarbanes-Oxley law – to which we are subject due to our shares being registered with the Securities and Exchange Commission (SEC), the capital markets regulator of the United states – we opted to exercise the exemption allowed by Rule 10-3A of the Exchange Act, regulated by SEC Release 82-1234, which accepts the activity of the Audit Board as an alternative to the Audit Committee as defined by the Sarbanes-Oxley law.

Qualification and remuneration

The Audit Board is a multi-disciplinary body, made up of members with various competencies (accounting, economics, business administration, and others). Their remuneration is 10% of the average paid to the Chief Officers.

Résumé information on its members are on our website: www.cemig.com.br.

The Sarbanes-Oxley Law

Cemig has obtained certification of its internal controls for mitigation of risks involved in the preparation and disclosure of the financial statements, in accordance with an opinion by the external auditors, Deloitte Touche Tohmatsu Auditores Independentes, issued in accordance with Section 404 of the Sarbanes-Oxley Law and the rules of the Public Company Accounting Oversight Board (PCAOB), which is a part of the annual 20-F report relating to the business year ending December 31, 2006, filed with the US Securities and Exchange Commission (SEC) on July 23, 2007.

A link was established between the potentially significant controls and accounting records in the financial statements for 2008, and the design of the processes and key controls for ensuring mitigation of the risks associated with the preparation and disclosure of the financial statements for the year ended December 31, 2008 was validated with our new external auditors, KPMG Auditores Independentes.

Management of corporate risks

Corporate risk management is a management tool that is an integral part of our corporate governance practices. For it to have maximum efficacy, and for it to be more easily included in the organization’s culture, we aim to align it with the company’s process of Strategic Planning – which defines the strategic objectives of the company’s business. Other instances of management that relate to corporate risk management include: The Corporate Governance Committee, Compliance with the Sarbanes-Oxley Law, the Budget Prioritization Committee, Internal Auditing, the Energy Risks Management Committee, the Insurable Risks Committee, and the Control and Management Committee.

Cemig’s corporate risks management structure was put in place in 2003. The risks matrix was revised for the first time in 2004, and a second time in 2005-6, aiming to identify changes in relation to the level of performance expected for each process. The result has been an improvement in the effectiveness of the strategic controls, a commitment to implementation of the mitigating action plans proposed and, consequently, reduction of the financial impact and the probability of occurrence of innumerable risks.

The method for measurement of risks that Cemig has chosen is the ORCA method, which was put in place with the assistance of external consultants, based on four dimensions: objectives; risks; internal controls; and alignment.

To ensure safety, confidentiality of information, and speed in the process of periodic revision and review of the matrix of corporate risks, we use the SGIR (Integrated Risk Management System) application, which embodies the methodology referred to above. Cemig also has a site giving employees access to information on the subject, which enables the risks identified by managers to be continuously and dynamically monitored.

Functional structure

The main determining factor for the option adopted for functional structure is decentralized management by Risk Managers. This expresses the corporative and matricial nature of the function, with monitoring centralized by the Corporate Risk Management Unit, which generates relevant information with a systemic view and meets the demands of the Corporate Risk Management Committee. The Committee analyzes and prioritizes the actions established by the Board of Directors and the Executive Board.

Challenges

The main challenges to be faced by corporate risk management in Cemig are:

•                  Improvement of the methodology of calculation of financial exposure risks, to provide the maximum possible objectivity for the assessment made by managers, offering senior management maximum security in the process of taking decisions. The results expected are: improvement in the quality of the information related to the matrix, and guarantee of compliance with the directive guidelines that arise from the Corporate Risk Management Policy.

•                  Creation of standard reports, to meet the needs of various decision levels in the company.

Statement of Ethical Principles and Code of Professional Conduct

The approval by Cemig’s Board of Directors in May 2004 of the Declaration of Ethical Principles and Code of Professional Conduct (www.cemig.infoinvest.com.br/CorporateGovernance/EthicalPrinciples), confirms an important step in improving our internal system of corporate governance, and increasing our corporate transparency. The Declaration is divided into 11 Principles that reflect ethical conduct and values that are incorporated into our culture.

Cemig’s Ethics Committee was created on August 12, 2004, to coordinate all actions relating to management of the Declaration of Ethical Principles and Code of Professional Conduct. This includes assessment and decision on any possible non-compliances with the document.

In December 2006 we created the Information Channel, to be used only by Cemig employees and workers. It enabled the Ethics Committee to receive anonymous reports, via an open channel on our intranet – the Anonymous Information Channel. Items reported here should include irregular practices contrary to the Company’s interests, including: financial fraud, including adulteration, falsification or suppression of financial, tax or accounting documents; misappropriation of goods or funds; receipt of undue advantages by managers or employees; irregular contracting; and other practices considered to be illegal.

The Ethics Committee

This was created on August 12, 2004, with three sitting members and three substitute members, and is responsible for management (interpretation, publicizing, application and updating) of the Code of Professional Conduct.

It can receive and investigate any reports of violations of the ethical principles and rules of conduct, provided they are presented in a written document signed by the interested party, and sent to the address: CEMIG, Av. Barbacena 1200, S.A. / 17° / B2, accompanied by indication of the means of proof (witnesses, documents or other sufficient and appropriate means). They can also be sent by email or telephone – the address and phone number are well known to all the company’s employees.

In December 2006 we put in place our Anonymous Information Channel, available on the corporate intranet, the purpose of which is to receive, submit and process accusations of irregular practices, such as financial fraud, undue appropriation of assets, receipt of irregular advantages or illegal contracting.  This channel is one more step for the company in the direction of improving transparency, correct behavior and the concept of corporate governance within Cemig. This new instrument of corporate governance improves the management of our employees and of our business, and reaffirms our ethical principles.

The Statement of Ethical Principles and Code of Professional Conduct of Cemig is based on 11 Principles, which express the ethical conduct and values incorporated into its culture. It is available on our website at http://cemig.infoinvest.com.br.

POSITION OF STOCKHOLDERS WITH MORE THAN 5% OF THE VOTING STOCK ON JUNE 30, 2009

	COMMON		PREFERRED		TOTAL
	SHARES		SHARES		SHARES
STOCKHOLDER	(thousands)%		(thousands)%		(thousands)%
State of Minas Gerais	138,175,720	50.96	—	0.00	138,175,720	22.27
Other entities of Minas
Gerais State	36,544	0.01	6,415,884	1.84	6,452,428	1.00
Total, controlling stockholder	138,212,264	50.97	6,415,884	1.84	144,628,148	23.27
Southern Electric Brasil
Participações Ltda.	89,383,266	32.96	—	0.00	89,383,266	14.41

STOCKHOLDERS OF SOUTHERN ELECTRIC BRASIL PARTICIPAÇÕES LTDA. ON JUNE 30, 2009

Item	Name	Number of shares (Units)%
1	Cayman Energy Traders	321,480,876	91.75
2	524 Participações S.A.	28,913,419	8.25

1 – Non-Brazilian company.

2 – Listed company; Opportunity Alfa FIA Fund holds 99.99% of its registered capital.

SHARES OF THE CONTROLLING STOCKHOLDER, SENIOR MANAGEMENT AND MEMBERS OF THE AUDIT BOARD

	30.06.2009		30.06.2008
	ON shares	PN shares	ON SHARES	PN SHARES
CONTROLLING STOCKHOLDER	138,212,264	6,415,884	110,569,812	4,974,466
BOARD OF DIRECTORS	7,902	438	6,319	850
Alexandre Heringer Lisboa	1	—	1	—
André Araújo Filho	1	—	—	—
Andréa Leandro Silva	7	—	6	—
Antônio Adriano Silva	1	—	1	—
Britaldo Pedrosa Soares	1	—	—	—
Cezar Manoel de Medeiros	1	—
Clarice Silva Assis	1	—	—	—
Djalma Bastos de Morais	—	50	—	40
Eduardo Lery Vieira	1	—	1	—
Evandro Veiga Negrão de Lima	7,649	—	6,120	—
Fernando Henrique Schüffner Neto	—	386	—	309
Francelino Pereira dos Santos	1	—	1	—
Franklin Moreira Gonçalves	1	—	1	—
Guilherme Horta Gonçalves Junior	1	—	1	—
Guy Maria Villela Paschoal	10	—	8	—
Jeffery Atwood Safford	1	—	—	—
João Camilo Penna	1	1	1	500
José Castelo Branco da Cruz	1	—	—	—
Kleber Antônio de Campos	1	—	—	—
Lauro Sergio Vasconcelos David	1	—	1	—
Luiz Antônio Athayde Vasconcelos	1	—	1	—
Marco Antônio Rodrigues da Cunha	1	—	1	—
Maria Amália Delfim de Melo Coutrim	1	—	1	—
Maria Estela Kubitschek Lopes	1	—	1	—
Paulo Sérgio Machado Ribeiro	88	1	71	1
Roberto Pinto Ferreira Mameri Abdenur	127	—	102	—
Sérgio Alair Barroso	1	—	—	—
Thomas Anthony Tribone	1	—	—	—

NOME	STOCK HELD
	06.30.2009		06.30.2008
	ON SHARES	PN SHARES	ON SHARES	PN SHARES
EXECUTIVE BOARD	9	436	6	349
Djalma Bastos de Morais	—	50	—	40
Arlindo Porto Neto	1	—	—	—
Bernardo Afonso Salomão de Alvarenga	1	—	1	—
Fernando Henrique Schüffner Neto	—	386	—	309
José Carlos de Mattos	—	—	—	—
Luiz Fernando Rolla	6	—	4	—
Luiz Henrique de Castro Carvalho	—	—	—	—
Marco Antônio Rodrigues da Cunha	1	—	1	—
AUDIT BOARD	—	—	—	—
Aliomar Silva Lima	—	—	—	—
Ari Barcelos da Silva	—	—	—	—
Aristóteles Luiz Menezes Vasconcellos Drummond	—	—	—	—
Leonardo Guimarães Pinto	—	—	—	—
Luiz Guaritá Neto	—	—	—	—
Luiz Otávio Nunes West	—	—	—	—
Marcus Eolo de Lamounier Bicalho	—	—	—	—
Newton de Moura	—	—	—	—
Thales de Souza Ramos Filho	—	—	—	—
Vicente de Paulo Barros Pegoraro	—	—	—	—

SHARES IN CIRCULATION
(OTHER THAN SHARES OWNED BY THE STATE OF MINAS GERAIS) (*)

DATE	COMMON SHARES	%	PREFERRED SHARES	%	TOTAL SHARES	%
06.30.2009	132,934,068	49.03	342,541,418	98.09	475,475,486	76.64
06.30.2008	106,376,485	49.03	279,165,537	99.92	385,542,022	77.68

(*) Changes in numbers of shares arise from corporate action and/or events during 2009.

INDEPENDENT AUDITORS’ REVIEW REPORT

To

The Board of Directors

Companhia Energéticas de Minas Gerais – CEMIG

Belo Horizonte - MG

1.               We have reviewed the Quarterly Financial Information – ITR of Companhia Energéticas de Minas Gerais – CEMIG (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2009, comprising the balance sheet, the statements of income, changes in shareholders’ equity and of cash flows, the explanatory notes and management report, which are the responsibility of its management.

2.               Our review was conducted in accordance with the specific rules set forth by the IBRACON – The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council – CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information – ITR; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.               Based on our review, we are not aware of any material modification that should be made in accounting information included in the Quarterly Financial Information – ITR described above, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information – ITR, including the Instruction CVM Nº 469/08.

4.               As mentioned in Note 2 to the financial information, the accounting practices adopted in Brazil have been changed in 2008 and the effects of the first time adoption were recognized of the Company and its subsidiaries on the fourth quarter of 2008 and disclosure in the financial statements for the year ended December 31, 2008. The statement of income, changes in shareholders’ equity and cash flow for the quarter ended June 30, 2008, presented in connection with the Quarterly Financial Information – ITR, did not change for comparison purposes, as permitted by Direct Release/CVM/SNC/SEP nº 02/2009 (Ofício Circular).

5.               As described in Notes 8, 17 and 22 to the financial information, Companhia Energética de Minas Gerais – CEMIG and its subsidiaries have assets and liabilities recorded in relation to transactions for the sale and purchase of energy and other transactions on the Electricity Trading Chamber (CCEE) (previously called “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out to June 30, 2009, and may be changed as a result of decisions in current Court Proceedings brought by companies in the sector, in relation to the interpretation of the rules of the wholesale energy market in effect at the moment in which referred transactions are realized.

6.               As described in note 32, (item b) as a result of the second periodic tariff review anticipated in the concession contracts, Aneel published, as provisional, the tariff repositioning of the indirect controlled Light Serviços de Eletricidade S.A. – Light SESA, in 1.96% to be applied in the period as from November 7, 2008. For the indirect controlled Light Serviços de Eletricidade S.A. – Light SESA, considering the financial additional of 2.30%, the tariff impact achieved 4.27%. Therefore, the possible effects as a result of the ultimate review, if any, will be reflected in the financial position of the Company and its indirect controlled Light Serviços de Eletricidade S.A. – Light SESA in subsequent periods.

7.               The financial statements of Fundação de Seguridade Social Braslight, the pension fund sponsored by the indirect controlled Light S.A., related to four-period ended April 30, 2009, were audited by other independent auditors, who issued an opinion thereon, dated June 2, 2009, including a paragraph commenting on a balance of R$133.5 million related to tax credits arising from the Entity’s tax immunity proceeding, already considered a final and unappealed decision, which, according to the Management’s estimates, can be offset by taxes payable in the following years. The future realization of the asset is subject to the continuance of the offset process in the Internal Revenue Service, which was suspended in September 2005. If this suspension is maintained, the Entity may eventually record a provision for the asset. This asset, which guarantees the Entity’s actuarial reserves, was deducted from calculation of the subsidiaries’ actuarial deficit, as required by CVM Resolution 371/00. Consequently, in case this amount is provisioned, the proportionally effect in the result will be R$17.4 million.

August 13, 2009

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG058176/O-0

14.           Quarterly Financial Information for the quarter ended June 30, 2009, Cemig Geração e Transmissão S.A.

BALANCE SHEETS

AT JUNE 30 AND MARCH 31, 2009

ASSETS

(R$ ’000)

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
CURRENT
Cash and cash equivalents (Note 3)	1,220,408	1,257,870	1,072,486	1,239,447
Consumers and traders (Note 4)	423,003	385,330	421,848	384,266
Concession holders – transport of energy	50,127	50,574	50,127	50,574
Recoverable Taxes (Note 7)	471,706	331,938	470,780	330,976
Traders –Transactions in Free Energy (note 5)	17,573	16,115	17,573	16,115
Tax credits (Note 8)	38,673	24,899	38,673	24,899
Inventories	4,013	3,656	3,769	3,656
Regulatory Asset - Adjustment (Note 6)	85,732	—	85,732	—
Other credits	73,514	69,220	65,059	61,530
TOTAL, CURRENT	2,384,749	2,139,602	2,226,047	2,111,463

NONCURRENT
Long term assets
Tax credits (Note 7)	63,716	77,039	63,716	77,039
Traders – Transactions in Free Energy (Note 5)	4,746	10,640	4,746	10,640
Recoverable Taxes (Note 7)	18,427	18,158	18,158	18,158
Deposits linked to legal actions	65,092	57,714	65,092	57,714
Receivable from related parties (Note 24)	12,699	10,843	12,699	10,843
Regulatory Asset - Rate Adjustment (Note 6)	72,358	—	72,358	—
Other credits	19,898	20,775	9,770	10,908
Total long term assets	256,936	195,169	246,539	185,302

Investments (Note 9)	1,074,017	1,074,537	1,147,372	1,132,220
Fixed assets (Note 10)	4,876,435	4,801,846	4,595,379	4,621,827
Intangible (Note 11)	17,492	17,240	14,699	14,453
TOTAL, NONCURRENT	6,224,880	6,088,792	6,003,989	5,953,802
TOTAL ASSETS	8,609,629	8,228,394	8,230,036	8,065,265

The Explanatory Notes are an integral part of the financial statements.

BALANCE SHEETS

AT JUNE 30 AND MARCH 31, 2009

LIABILITIES

(R$ ’000)

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
CURRENT
Charges on loans and financings (Note 14)	464,402	418,079	460,870	416,080
Debentures (Note 14)	397,483	381,389	397,483	381,389
Suppliers (Note 12)	96,295	155,316	78,543	111,895
Taxes, charges and contributions (Note 13)	360,349	186,905	359,178	185,512
Interest on Equity, and dividends, payable	153,302	539,042	153,302	539,042
Salaries and mandatory charges on payroll	82,322	44,129	81,949	43,859
Regulatory charges (Note 15)	80,643	75,706	80,643	75,706
Profit shares	11,463	8,951	11,463	8,951
Debt to related parties (Note 24)	15,723	5,544	15,723	5,544
Post-employment obligations (Note 16)	18,652	18,473	18,652	18,473
Provision for losses on financial instruments (Note 25)	62,359	34,861	62,359	34,861
Other obligations	31,246	45,053	30,263	42,609
TOTAL, CURRENT	1,774,239	1,913,448	1,750,428	1,863,921

NONCURRENT
Loans and financings (Note 14)	1,902,855	1,916,179	1,705,053	1,804,887
Debentures (Note 14)	428,253	272,736	273,750	272,736
Contingency provisions (Note 17)	8,495	7,591	8,495	7,591
Post-employment obligations (Note 16)	254,524	257,338	254,524	257,338
Taxes, charges and contributions (Note 13)	136,828	106,443	136,828	106,443
Regulatory charges (Note 15)	6,652	4,352	6,652	4,352
Other obligations	39,142	36,755	35,665	34,445
TOTAL, NONCURRENT	2,776,749	2,601,394	2,420,967	2,487,792

STOCKHOLDERS’ EQUITY (Note 18)
Registered capital	2,896,785	2,896,785	2,896,785	2,896,785
Capital reserves	584,354	584,354	584,354	584,354
Retained earnings	577,502	232,413	577,502	232,413
TOTAL STOCKHOLDERS’ EQUITY	4,058,641	3,713,552	4,058,641	3,713,552
TOTAL LIABILITIES	8,609,629	8,228,394	8,230,036	8,065,265

The Explanatory Notes are an integral part of the financial statements.

INCOME STATEMENT

FOR THE QUARTERS ENDED JUNE 30, 2009 AND 2008

(R$ ’000, except net profit per thousand shares)

			Consolidated
		Holding	and Holding
	Consolidated	company	company
	06/30/2009	06/30/2009	06/30/2008
OPERATIONAL REVENUE
Gross supply of electricity (Note 19)	1,740,088	1,733,621	1,469,640
Revenue from use of the grid (Note 20)	465,609	465,609	303,482
Other operational revenues	11,148	11,148	15,277
	2,216,845	2,210,378	1,788,399
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 21)	(439,257)	(437,836)	(405,364)
NET OPERATIONAL REVENUE	1,777,588	1,772,542	1,383,035
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY (Note 22)
Charges for use of the basic transmission grid	(142,414)	(142,414)	(129,205)
Electricity bought for resale	(70,914)	(70,436)	8,412
	(213,328)	(212,850)	(120,793)
COST OF OPERATION (Note 22)
Personnel and managers	(110,607)	(110,517)	(113,943)
Post-employment obligations	(9,571)	(9,571)	(20,347)
Materials	(6,415)	(6,392)	(6,396)
Raw materials and inputs for generation	(4,070)	(4,070)	(41,707)
Outsourced services	(42,311)	(42,085)	(36,698)
Depreciation and amortization	(112,659)	(112,228)	(109,743)
Reversal of provisions	(500)	(500)	1,358
Royalties for use of water resources	(70,090)	(70,090)	(62,338)
Other costs of operation	(13,058)	(12,929)	(22,769)
	(369,281)	(368,382)	(412,583)

TOTAL COST	(582,609)	(581,232)	(533,376)

GROSS PROFIT	1,194,979	1,191,310	849,659

OPERATIONAL EXPENSES (Note 22)
General and administrative expenses	(81,773)	(81,773)	(34,910)
Sales expenses	(52)	(52)	—
Other operational expenses	(10,296)	(10,295)	(16,307)
	(92,121)	(92,120)	(51,217)
PROFIT FROM THE SERVICE (OPERATIONAL PROFIT BEFORE EQUITY GAINS AND FINANCIAL REVENUES (EXPENSES) )	1,102,858	1,099,190	798,442
Equity gain (loss) from subsidiaries	—	3,064	—
Net financial expenses (Note 23)	(93,222)	(92,863)	(104,174)
PROFIT BEFORE TAXATION AND PROFIT SHARES	1,009,636	1,009,391	694,268

Income tax and Social Contribution (Note 8b)	(261,788)	(261,543)	(204,164)
Deferred income tax and Social Contribution (Note 8 b)	(46,993)	(46,993)	3,227
Employees’ and managers’ profit shares	(16,217)	(16,217)	(9,839)
NET PROFIT FOR THE PERIOD	684,638	684,638	483,492
NET PROFIT PER THOUSAND SHARES, R$		236.34	166.91

The Explanatory Notes are an integral part of the financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE QUARTELY AND THE SEMESTER ENDED ON JUNE 30, 2009

(In Thousand of Reais, except for dividends and Interest on Equity per thousand shares)

	Registered	Capital	Retained
	capital	reserves	earnings	Total
BALANCES AT MARCH 31, 2009	2,896,785	584,354	232,413	3,713,552

Net profit for the period	—	—	452,225	452,225
Allocation of profits
Interest on Equity (note 18)			(107,136)	(107,136)
BALANCES AT JUNE 30, 2009	2,896,785	584,354	577,502	4,058,641

	Registered	Capital	Retained
	capital	reserves	earnings	Total
BALANCES AT DECEMBER 31, 2008	2,896,785	584,354	—	3,481,139

Net profit for the period	—	—	684,638	684,638
Allocation of profits
Interest on Equity (note 18)			(107,136)	(107,136)
BALANCES AT JUNE 30, 2009	2,896,785	584,354	577,502	4,058,641

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

R$ ’000

	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
FROM OPERATIONS
Net profit for the year	684,638	483,492	684,638	483,492
Expenses (revenues) not affecting cash
Depreciation and amortization	112,815	110,915	112,384	110,915
Net write-offs of fixed assets	2,536	1,268	2,536	1,268
Equity gains (losses)	—	—	(3,064)	—
Interest and monetary updating – Noncurrent	(5,664)	(2,502)	(17,468)	(2,502)
Regulatory asset – Tariff Revision of Transmission	(158,090)	—	(158,090)	—
Deferred federal taxes	46,993	(3,227)	46,993	(3,227)
Provisions (reversals) for operational losses	1,173	(774)	1,173	(774)
Provisions for losses on “Free Energy” transactions	8,306	17,557	8,306	17,557
Provision for losses on financial instruments	46,724	10,374	46,724	10,374
Post-employment obligations	14,666	24,008	14,666	24,008
Other	2,195	—	2,225	(14,436)
	739,680	626,675	724,411	626,675

Increase (reduction) in assets
Consumers and traders	(65,270)	(21,461)	(64,889)	(21,461)
Traders – transactions in Free Energy	23,318	9,874	23,318	9,874
RECOVERABLE TAXES	(197,862)	(233,950)	(197,596)	(233,903)
Transport of energy	59	(4,206)	59	(4,206)
Tax Credit	2,076	122,748	2,076	122,748
Payments into Court	(22,685)	(2,320)	(15,560)	(2,320)
Other current assets	(10,235)	4,821	(5,990)	6,817
Others	13,793	(9,059)	2,044	(9,069)
	(256,806)	(133,553)	(256,538)	(131,520)

Increase (reduction) in liabilities
Suppliers	(48,708)	(153,410)	(46,943)	(152,567)
Taxes and Social Contribution	288,976	66,751	288,164	66,676
Salaries and mandatory charges on payroll	17,822	(3,422)	17,516	(3,401)
Regulatory charges	(11,420)	6,149	(11,420)	6,149
Loans and financings	44,809	68,791	44,936	68,353
Post-employment obligations	(20,078)	(23,093)	(20,078)	(23,093)
Losses on financial instruments	936	(529)	936	(529)
Other	(49,248)	(30,655)	(31,186)	(32,529)
	223,089	(69,418)	241,925	(70,941)

CASH GENERATED BY OPERATIONS	705,963	423,704	709,798	424,214

FINANCING ACTIVITIES
Financings obtained	425,853	15,300	113,979	—
Payments of loans and financings	(31,064)	(241,476)	(30,494)	(241,476)
Interest on Equity, and dividends	(492,875)	(115,970)	(492,875)	(115,970)
CASH GENERATED BY FINANCING ACTIVITIES	(98,086)	(342,146)	(409,390)	(357,446)

	Consolidated		Holding company
	06/30/2009	06/30/2008	06/30/2009	06/30/2008
INVESTMENTS ACTIVITIES
On investments	(287)	(41.419)	(45.203)	(45.052)
In fixed assets	(249.280)	(52.450)	(34.932)	(30.671)
Special Obligations – consumer contributions	—	8	—	8
CASH USED AT INVESTMENTS ACTIVITIES	(249.567)	(93.861)	(80.135)	(75.715)

NET CHANGE IN CASH POSITION	358.310	(12.303)	220.273	(8.947)

STATEMENT OF CHANGE IN CASH POSITION
At start of the year	862.098	916.288	852.213	907.116
At end of year	1.220.408	903.985	1.072.486	898.169
	358.310	(12.303)	220.273	(8.947)

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

THE QUARTERS ENDED JUNE 30, 2009

In R$ ’000, except where otherwise stated

1)            OPERATIONAL CONTEXT

Cemig Geração e Transmissão S.A. (“Cemig GT”, “Cemig Generation and Transmission”, or “the Company”) is a Brazilian corporation registered with the Brazilian Securities Commission (CVM) for listing, and a wholly-owned subsidiary of Companhia Energética de Minas Gerais – Cemig (“Cemig”). It was created on September 8, 2004, and started operating on January 1, 2005, following of the unbundling of Cemig’s businesses. Its shares are not traded on any securities exchange.

The objects of Cemig GT are: a) to study, plan, project, build and commercially operate systems of generation, transmission and sale of electricity and related services for which concessions are granted, under any form of law, to it or to companies of which it maintains stockholding control; b) to operate in the various fields of energy, from whatever source, with a view to economic and commercial operation; c) to provide consultancy services within its field of operation to companies in and outside Brazil; and d) to carry out activities directly or indirectly related to its objects.

The National Electricity Agency (Aneel), the regulator of the Brazilian electricity sector, approved the transfer of the generation concessions from Cemig to Cemig GT by Authorizing Resolution 1338/20004.

Cemig GT operates 46 power plants; of which 43 are hydroelectric, one is a wind power plant and two are thermal plants; and their transmission lines, most of them part of the Brazilian national generation and transmission grid system.

Cemig GT has stockholdings in the following subsidiaries:

•                  Hidrelétrica Cachoeirão S.A. (jointly controlled, 49.00% stake): Production and sale of electricity as an independent power producer, through the Cachoeirão hydroelectric power plant, at Pocrane, in the State of Minas Gerais, with installed capacity of 27 MW (information not reviewed by the external auditors). The plant began operating in 2009.

Subsidiaries at pre-operational stage.

•                  Guanhães Energia S.A. (jointly controlled, 49.00% stake): Production and sale of electricity through building and commercial operation of the following Small Hydro Plants in Minas Gerais state: Dores de Guanhães, Senhora do Porto and Jacaré, in the municipality of Dores de Guanhães; and Fortuna II, in the municipality of Virginópolis. The plants are at construction phase, with operational start up scheduled for 2009, and have totaled installed capacity of 44 MW (information not reviewed by the external auditors).

•                  Cemig Baguari Energia S.A. (subsidiary, 100.00% stake) — Production and sale of electricity as an independent producer in future projects.

•                  Madeira Energia S.A. (jointly controlled, 10.00% stake): Implementation, construction, operation and commercial operation of the Santo Antônio Hydroelectric Plant in the Madeira river basin, in the State of Rondônia, with power of 3,150 MW (information not audited) and commercial startup scheduled for 2012.

•                  Hidrelétrica Pipoca S.A. (jointly controlled, 49.00% stake): Independent production of electricity, through construction and commercial operation of the Pipoca Small Hydro Plant, with installed capacity of 20 MW (information not audited), located on the Manhuaçu River, in the municipalities of Caratinga and Ipanema, in the State of Minas Gerais. Operational startup is scheduled for April 2010.

•                  Baguari Energia S.A. (jointly controlled, 69.39% stake): Construction, operation, maintenance and commercial operation of the Baguari Hydroelectric Plant, through its participation in the UHE Baguari Consortium (Baguari Energia 49.00%, Neoenergia 51.00%), with installed capacity of 140 MW (information not audited), on the Doce River in Governador Valadares, Minas Gerais State. Operational start up is planned for October 2009 (1st unit), December 2009 (2nd unit), and February 2010 (3rd unit).

•                  Empresa Brasileira de Transmissão de Energia (“EBTE”) (jointly-controlled subsidiary, 49.00% stake): Holder of public electricity transmission concession, for transmission lines in the state of Mato Grosso. Operational startup is scheduled for June 2010.

2)            PRESENTATION OF THE FINANCIAL STATEMENTS

2.1)         Presentation of the Quarterly Information

The quarterly financial statements were prepared according to accounting principles adopted in Brazil, namely: the Brazilian Corporate Law; the Statements, Orientations and Interpretations issued by the Accounting Statements Committee; the rules of the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of electricity concessions, issued by the National Electricity Agency, Aneel.

The quarterly information has been prepared according to accounting principles, methods and criteria that are uniform in relation to those adopted in the previous business year. In accordance with that, the quarterly information must be read with the financial information of the previous year.

2.2) — Change in the Brazilian Corporate Law

Law 11.638/07 alters and repeals provisions, and creates new provisions, in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changes the criterion for recognition and valuation of certain assets and liabilities. The aim of these changes is to increase the transparency of financial statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to the process of convergence of these financial statements with International Financial Reporting Standards (IFRS):

Law 11.638/07 and Provisional Measuere 449/08 alters the Law 6.404/76 the aspects related to the Financial Statements.

In the Financial Statement of 2008, the Company has adopet for the first time the changes in the Brazilian Corporete Law made by Law 11.638 aproved on December 28, 2007, with the respective changes made by the Provisional Measure 449 on December 3, 2008.

The effects in the quarterly statement because of the changes in the Corporate Law were basically, (i) the present value and (ii) financial instruments, and the impact in the net profit of the quarterly ended on June 30, 2008 were in the amount of R$15,574 and R$19,824, respectively, and those were not adjusted in the quarterly information for comparative because the amounts were imaterial.

2.3) The consolidated Quarterly Information (ITR)

The consolidated information at June 30, 2009 includes the financial statements of the Company and of the subsidiaries mentioned in Explanatory Note 1.

The accounting practices were applied in a uniform manner in all the companies consolidated and consistent with those used in the previous business year.

The companies in which control is shared were consolidated proportionately to the percentage holding. Each line in the quarterly information was, thus, consolidated after application of this holding percentage. Consequently, there is no separate line for minority interests.

In the consolidation the following have been eliminated: (i) holdings in the Stockholders’ equity of the subsidiaries; (ii) equity income; (iii) balances of assets and liabilities between the companies consolidated; and (iv) the balances of revenues and expenses arising from transactions between the companies consolidated.

The dates of the financial statements of the investee companies used for calculation of equity income and consolidation coincide with those of the holding company.

3)            CASH AND CASH EQUIVALENTS

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Bank accounts	56,245	17,958	11.869	10,475
Cash investments
Bank deposit certificates	1,121,616	1,193,142	1.018.786	1,182,202
Treasury Financial Notes (LFTs)	26,341	26,951	26.341	26,951
National Treasury Notes (LTNs)	10,705	163	10.705	163
Other	5,501	19,656	4.785	19,656
	1,164,163	1,239,912	1.060.617	1,228,972
	1,220,408	1,257,870	1.072.486	1,239,447

Cash investments consist of transactions carried out with Brazilian financial institutions. These transactions are contracted on normal market conditions and at normal market rates. They have high liquidity, are promptly convertible into a known amount of cash, and are subject to an insignificant risk of change in value.

These financial investments are, principally, bank certificates of deposit and fixed income funds, remunerated, substantially, by percentages indexed to variation in the CDI (Interbank Certificate of Deposit) rate, varying between 101% and 103% of that rate.

4)            CONSUMERS AND RESELLERS

	Balances not	Up to 90 days	More than 90	Total
Consumer type	yet due	past due	days past due	06/30/2009	03/31/2009
Holding company
Industrial	142,840	8,903	48,377	200,120	191,210
Wholesale supply to other concession holders	211,245	336	10,978	222,559	193,836
Provision for doubtful receivables	—	—	(831)	(831)	(780)
	354,085	9,239	58,524	421,848	384,266
Subsidiaries
Industrial	1,135	—	—	1,135	1,057
Wholesale supply to other concession holders	20	—	—	20	7
	1,155	—	—	1,155	1,064
Total, consolidated	355,240	9,239	58,524	423,003	385,330

The Company makes provisions for doubtful receivables through individual analysis of clients’ outstanding balances, taking into account the history of default, negotiations in progress and the existence of any real guarantees.

The provision made for doubtful credits is considered to be sufficient to cover any losses in the realization of these assets.

Credits receivable from an industrial consumer in the amount of R$ 46,188, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan made by Ministerial Order 045/86, are recorded in the accounts. The Company expects that the amounts mentioned will be received in full.

5)            TRADERS – TRANSACTIONS IN FREE ENERGY

The rights of Cemig GT in relation to the transactions in “free energy” in the Electricity Trading Chamber (CCEE, formerly MAE) during the Rationing Program are as follows:

	Consolidated and Holding company
	06/30/2009	03/31/2009
CURRENT
Amounts to be received from distributors	40,132	44,152
Provision for losses in realization	(17,813)	(17,397)
	22,319	26,755

Current	17,573	16,115
Noncurrent	4,746	10,640

The amounts to be received refer to the difference between the prices paid by the Company in the transactions in energy on the CCEE/MAE during the period when the Rationing Program was in force, and the amount of R$ 49.26/MWh. In the General Agreement for the Electricity Sector it was established that this difference was to be reimbursed through the amounts raised by means of the RTE.

In accordance with Aneel Resolution 36 of January 29, 2003, Since March 2003 electricity distributors have obtained RTE amounts monthly by means of tariffs and passed them through to the generators and distributors who have amounts to be received, including the Company, since March 2003.

The amounts receivable by Cemig GT are updated by the variation in the Selic rate plus 1.00% interest per year.

The conclusion of some court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions in the ambit of the CCEE/MAE, may result in changes in the amounts recorded.

Provision for losses in realization

The provision now constituted, in the amount of R$ 17,813, represents the losses that are expected as a result of the period of receipt of the RTE from the other distributors that are still passing through funds to the Company not being sufficient for full payment of the amounts owed.

6)   REGULATORY ASSET - TRANSMISSION RATE ADJUSTMENT

The first revision of the tariff of Cemig GT was approved by ANEEL on June 17, 2009 in which the Agency has set the repositioning of the Annual Revenue Permitted (RAP) of the Company at 5.35%, retroactive to 2005.

Adicionaly it was established by ANEEL a financial component of R$ 158,090 to be paid to the Company throw a Parcel A revenue (PA) in 24 months. This is due to the effects of retroactive pricing repositioning occurred in the period between 1 July 2005 and June 30, 2009. The first installment of R$ 85,732 will be incorporated into the adjustment of the 2009/2010 cycle and the second installment of R$ 72,358 offset adjustment in 2010/2011, as bellow:

Parcel A Revenue (PA)

Basic network	128,823
Frontier	13,899
DIT – Other Transmission components	15,368
158,090

As provided in the concession contract of the Company, the review of the calculations were made on the basis of all transmission assets and not just for the new facilities.

7)            RECOVERABLE TAXES

	Consolidated		Holding Company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Current
ICMS tax recoverable	31.320	39,361	30.471	38,466
Income tax	319.376	192,337	319.300	192,270
Social Contribution	107.051	62,101	107.050	62,101
Pasep tax	2.183	6,401	2.183	6,401
Cofins tax	9.975	30,087	9.975	30,087
Other	1.801	1,651	1.801	1,651
	471.706	331,938	470.780	330,976
Noncurrent
ICMS recoverable	18.158	18,158	18.158	18,158
Income tax	269	—	—	—
	18.427	—	18.158	—
	490.133	350,096	488.938	349,134

The balances of income tax and Social Contribution tax refer to tax credits in corporate income tax returns of previous years, and payments made in 2009, which will be offset with federal taxes payable, to be calculated for the year 2009, reported in Taxes, charges and contributions.

The credits of ICMS recoverable arise from acquisitions of fixed assets and are offset in 48 months.

The Company filed a consultation with the Minas Gerais State Tax Department for clarification of questions related to the use of part of the ICMS credits recorded in Long-term assets, and the response is awaited in the third quarter of 2009, when their offsetting will be commenced.

8)                                   TAX CREDITS

a) Deferred income tax and Social Contribution:

The company has the following deferred credits of income tax, constituted at the rate of 25.00%, and Social Contribution, at the rate of 9.00%, posted in Current and Noncurrent assets:

	Consolidated and
	Holding company
	06/30/2009	03/31/2009
Tax credits on temporary differences:
Provision for losses in realization of “free energy” amounts receivable	6.056	5,915
Post-employment obligations	21.202	21,381
Provision for Pasep/Cofins taxes – Extraordinary Tariff Recomposition	5.960	1,116
Provision for doubtful receivables	273	255
Transactions in “free energy”	4.130	5,942
Financial Instruments	22.644	27,460
FX variation	35.343	35,342
Contingencies	2.889	2,581
Other	3.892	1,946
	102.389	101,938

Current assets	38.673	24,899
Noncurrent assets	63.716	77,039

At its meeting on February 12, 2009, the Board of Directors approved the technical study prepared by the CFO’s department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study was also submitted to examination by Cemig’s Audit Board on February 5, 2009.

In accordance with the estimates of Cemig GT, future taxable profits enable the deferred tax asset existing on June 30, 2009 to be realized according to the following estimate:

Consolidated and Holding company
2009	14,808
2010	47,729
2011	11,736
2012	10,598
2013	6,784
2014 to 2016	6,948
2017 to 2018	3,786
102,389

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution (rate 9%) with the actual expense shown in the Income Statement is as follows:

	Consolidated	Holding company
	06/30/2009	06/30/2009	06/30/2008
Profit before income tax and Social Contribution tax	1.009.636	1.009.391	694.268
Income tax and Social Contribution – nominal expense	(343.276)	(343.193)	(236.051)
Tax effects applicable to:
Interest on Equity	36.426	36.426	31.269
Employees’ profit shares	5.514	5.514	3.345
Tax incentive amounts	3.720	3.720	1.706
Equity income from subsidiaries	—	1.042	—
Non-deductible contributions and donations	(856)	(856)	—
Adjustment to income tax and Social Contribution – previous business year	(11.423)	(11.423)	—
Tax credits not recognized	229	229	—
Other	885	5	(1.206)
Income tax and Social Contribution	(308.781)	(308.536)	(200.937)

c) Transition Taxation Regime

Provisional Measure 449/2008, of December 3, 2008, changed to Law 11.941/09 instituted the Transition Taxation Regime (RTT), which aims to neutralize the impacts of the new accounting methods and criteria introduced by Law 11.638/07, in calculation of the taxable amounts for federal taxes.

Application of the RTT is optional for the year 2008 and 2009, and applies to corporate entities subject to Corporate Income Tax (“IRPJ”), in accordance with the two tax reporting methods: real profit or presumed profit. The taxpayer must choose an option whether to adopt the RTT in the Corporate Tax Return (“DIPJ”) for 2009. Starting in 2010, adoption of the RTT becomes obligatory, until the law that governs the tax effects of the new accounting methods and criteria comes into effect.

For companies that adopt the RTT, the changes introduced by Law 11638/07, as amended by MP 449/08, which change the criteria for recognition of revenues, costs and expenses computed in calculation of the net profit for the period, do not apply for calculating the real profit of the legal entity: the accounting methods and criteria in effect on December 31, 2007 are used for tax purposes.

Based on an initial assessment, the Company has reflected in its accounting statements the effects of the adoption of the RTT. Additionally the Company will have to make until November 30, 2009 the establishment of the Transitional Control Tax Accounting (FCONT) established by Normative Instruction 949/2009 by the Federal Reverve of Brazil.

9)            INVESTMENTS

	Consolidated		Holding Company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
In subsidiaries and jointly-controlled subsidiaries
Hidrelétrica Cachoeirão S.A.	—	—	20,337	18,768
Guanhães Energia S.A.	—	—	9,608	9,608
Hidrelétrica Pipoca S.A	—	—	19,086	12,925
Cemig Baguari Energia S.A.	—	—	1	10
Madeira Energia S.A.	—	—	10	10
Baguari Energia S.A.	—	—	164,242	153,692
EBTE	—	—	24,306	16,355
In consortia	1,072,284	1,068,091	908,049	914,406
Other	1,733	6,446	1,733	6,446
	1,074,017	1,074,537	1,147,372	1,132,220

Investments in consortia

The Company participates in consortia for electricity generation concessions, for which companies with an independent legal existence have not been constituted to administer the object of the concession, the controls being maintained in the books of account of Cemig GT, of the specific portion equivalent to the investments made, as follows:

	Stake in the	Average annual
	energy	depreciation
	generated	rate, %	06/30/2009	03/31/2009

In service
Porto Estrela Plant	33.33%	2.48	38,625	38,625
Igarapava Plant	14.50%	2.58	55,554	55,554
Funil Plant	49.00%	2.40	181,595	181,402
Queimado Plant	82.50%	2.45	193,599	193,599
Aimorés Plant	49.00%	2.50	549,538	543,684
Accumulated depreciation			(124,859)	(118,255)
Total in operation			894,052	894,609

In progress
Queimado Plant	82.50%		13,125	13,125
Funil Plant	49.00%		872	819
Aimorés Plant	49.00%		—	5,853
Total under construction			13,997	19,797

Total of Consortia - Holding Company			908,049	914,406

Baguari plant – under construction	34.00%		164,235	153,685

Total of Consortia - Consolidated			1,072,284	1,068,091

The depreciation of the goods contained in the property, plant and equipment of the consortia is calculated by the linear method, based on rates established by Aneel.

The main information on the investees is as follows:

		June 30, 2009
			Paid-up
	Number of		registered	Stockholders’
Jointly-controlled subsidiary	shares	Stake (%)	capital	equity

Hidrelétrica Cachoeirão S.A.	35,000,000	49.00	35,000	41,507
Guanhães Energia S.A.	52,000,000	49.00	19,608	19,608
Hidrelétrica Pipoca S.A	35,382,415	49.00	35,382	38,952
Madeira Energia S.A.	100,000	10.00	100	100
Cemig Baguari Energia S.A.	1,000	100.00	1	1
Baguari Energia S.A.	1,000,000	69.39	10	236,702
Empresa Brasileira de Transmissão de Energia S. A.	49,604,465	49.00	49,604	49,604

New acquisitions

Acquisition of 65.86% of the capital interest of Terna Participações S.A.

On April 23, 2009 Cemig GT acquired 65.86% of Terna Participações S.A, a holding company that operates in electricity transmission, with a presence in 11 Brazilian States, for R$ 2.33 billion. The holding company controls a total of six companies which operate a total of more than 3,750 km of transmission lines.

The conclusion of the transaction and the actual acquisition should take place by September 30, depending on approvals from regulators and creditors. Additionally, CEMIG also intends, on a date to be announced, to make a public offering to acquire the shares of Terna Participações held by the minority stockholders, for prices corresponding to 100% of the price paid to Terna S.p.A.

On August 5, 2009 CEMIG’s Board of Directors approved, as an alternative to acquisition of all of the shares of Terna Participações S.A. (“Terna”) held by Terna Rete Elettrica Nazionale S.p.A (“Terna S.p.A”), as specified as optional under the Share Purchase Agreement signed on that date between Cemig GT and Terna S.p.A., the possibility of reduction of the final stockholding interest to be held by Cemig GT in Terna, in that acquisition, to a minimum level of 50% less 1 (one) of the common shares in Terna, and, as to the preferred shares, to a minimum representing the percentage realized by the Public Offer to purchase the shares of the minority stockholders in that company, through a partnership to be constituted with Fundo de Investimentos em Participação (FIP) Coliseu, if it becomes possible for all the units of this FIP (Equity Investment Fund), necessary for the said acquisition to be subscribed. Implementation of this alternative is conditional upon its ratification by the General Meeting of Stockholders to be held for this purpose on August 26, 2009 and upon successful conclusion of negotiation of the partnership with FIP Coliseu.

10)  FIXED ASSETS

	06/30/2009			03/31/2009
		Accumulated
	Historic cost	depreciation	Net value	Net value
In service	8,087,302	(3,682,254)	4,405,048	4,451,349
- Generation	6,727,417	(2,970,218)	3,757,199	3,793,327
Lands	195,552	—	195,552	195,673
Reservoirs, dams and watercourses	3,672,137	(1,405,324)	2,266,813	2,255,377
Buildings, works and improvements	780,619	(359,585)	421,034	487,835
Machines and equipment	2,074,440	(1,201,022)	873,418	854,058
Vehicles	2,115	(1,856)	259	258
Furniture and utensils	2,554	(2,431)	123	126
- Transmission	1,297,772	(673,343)	624,429	634,024
Lands	2,138	—	2,138	2,138
Buildings, works and improvements	106,549	(58,972)	47,577	48,503
Machines and equipment	1,187,937	(613,422)	574,515	583,172
Vehicles	175	(130)	45	49
Furniture and utensils	973	(819)	154	162
- Management	62,113	(38,693)	23,420	23,998
Lands	621	—	621	621
Buildings, works and improvements	14,160	(7,636)	6,524	6,653
Machines and equipment	33,540	(21,928)	11,612	11,561
Vehicles	10,878	(6,293)	4,585	5,094
Furniture and utensils	2,914	(2,836)	78	69

In progress	198,255	—	198,255	178,402
- Generation	109,226	—	109,226	104,460
- Transmission	69,309	—	69,309	59,217
- Management	19,720	—	19,720	14,725

Total fixed assets	8,285,557	(3,682,254)	4,603,303	4,629,751
Special Obligations linked to the concession	(7,924)	—	(7,924)	(7,924)
Net fixed assets – Holding company	8,277,633	(3,682,254)	4,595,379	4,621,827

In service – subsidiaries	49,238	(407)	48,831	18,475
- Generation	49,219	(406)	48,813	18,462
- Management	19	(1)	18	13

In progress - subsidiaries	232,225	—	232,225	161,544
- Generation	211,076	—	211,076	156,836
- Transmission	19,688	—	19,688	3,925
- Management	1,461	—	1,461	783

Net fixed assets – holding company	8,559,096	(3,682,661)	4,876,435	4,801,846

“Special Obligations linked to the Concession” refers basically to contributions by consumers for carrying out of works necessary to meet requests for supply of electricity.

11) INTANGIBLE

	03/31/2009			03/31/2009
		Accumulated
	Historic cost	depreciation	Net value	Net value
In service	30,451	(20,467)	9,984	10,380
- Generation	2,381	(839)	1,542	1,657
- Transmission	9,656	(2,575)	7,081	7,189
- Management	18,414	(17,053)	1,361	1,534

In progress	4,715	—	4,715	4,073
- Generation	1,089	—	1,089	1,090
- Transmission	1,373	—	1,373	1,301
- Management	2,253	—	2,253	1,682

Net fixed assets – holding company	35,166	(20,467)	14,699	14,453

In service	37	—	37	28
- Generation	28	—	28	28
- Management	9	—	9

In progress	2,756	—	2,756	2,759
- Generation	2,756	—	2,756	2,759

Net intangible assets - consolidated	37,959	(20,467)	17,492	17,240

12)          SUPPLIERS

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Current
Wholesale supply and transport of electricity -
Purchase of “free energy” during the period of rationing	12,148	17,476	12,148	17,476
Wholesale market – CCEE	195	3	195	3
Cemig Distribuição	6,727	6,729	6,727	6,729
CHESF – Cia. Hidroelétrica do São Francisco	2,934	3,070	2,934	3,070
CTEEP – Cia. Trans. Energia Elétrica Paulista	3,278	3,325	3,278	3,325
Eletronorte – Centrais Elétricas do Norte do Brasil	2,149	2,207	2,149	2,207
Eletrosul – Centrais Elétricas	2,209	2,038	2,209	2,038
Other Generators and Distributors	32,770	39,126	32,770	39,126
	62,410	73,974	62,410	73,974
Materials and services	33,885	81,342	16,133	37,921
	96,295	155,316	78,543	111,895
Noncurrent
Wholesale electricity supply Purchase of “free energy” during the rationing period(*)	78	77	78	77
Other	1,649	—	—	—
	1,727	77	78	77
Total, suppliers	98,022	155,393	78,621	111,972

(*) In the Balance Sheet is showed under the Other obligations

Of the amounts in relation to purchase of “free energy”, a substantial part will be paid by September 2009, with inflation adjustment at the Selic rate plus 1.00% in interest per year. The conclusion of certain court proceedings in progress, brought by market agents, in relation to the interpretation of the rules in force at the time of the realization of the transactions for purchase of “free energy” during the period of rationing, may result in changes in the amounts recorded. See further comments in Explanatory Note 16.

13)          TAXES, CHARGES AND CONTRIBUTIONS

	Consolidated		Holding company
	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Current
Income tax	181,067	87,576	180,974	86,572
Social Contribution	66,543	31,430	66,492	31,392
ICMS tax	27,767	26,114	27,143	25,862
Cofins tax	19,574	17,426	19,520	17,393
Pasep tax	9,467	3,782	9,454	3,775
Social Security system	3,391	3,189	3,189	3,179
Other	1,869	2,045	1,735	1,996
	309,678	171,562	308,507	170,169

Deferred obligations
Income tax	29,290	8,869	29,290	8,869
Social Contribution	10,544	3,193	10,544	3,193
Cofins tax	8,904	2,696	8,904	2,696
Pasep tax	1,933	585	1,933	585
	50,671	15,343	50,671	15,343
	360,349	186,905	359,178	185,512

Noncurrent

Cofins tax	26,863	20,648	26,863	20,648
Pasep tax	5,832	4,483	5,832	4,483
	32,695	25,131	32,695	25,131
Deferred obligations
Income tax	71,647	59,788	71,647	59,788
Social Contribution	25,793	21,524	25,793	21,524
Cofins tax	5,499	—	5,499	—
Pasep tax	1,194	—	1,194	—
	104,133	81,312	104,133	81,312
	136,828	106,443	136,828	106,443

The net Deferred obligations refer to the regulatory assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory matters, and are owed as and when these assets and liabilities are realized.

The noncurrent Pasep and Cofins liabilities refer to the legal action challenging the constitutionality of inclusion of the ICMS tax in the taxable amount for these taxes, and application for permission to offset the amounts paid in the last 10 years. The Company has obtained an interim relief from the judiciary enabling it not to make the payment and authorizing payment into Court in the amount of R$30,128 starting in 2008.

Deferred obligations in “noncurrent”, Income tax and Social Contribuition relate, substantially, to recognition of financial instruments (FX variation, and hedging), by the cash method, which are payable as and when they are realized, by payment or redemption and assets and liabilities related to regulatory matters, that are payable as and when they are realized.

Deferred obligations in “noncurrent”, Pasep and Cofins liabilities refer to, substantially, assets and liabilities related to regulatory matters, that are payable as and when they are realized.

14)          LOANS, FINANCINGS AND DEBENTURES

	Consolidated
	06/30/2009						03/31/2009
		Annual
	Principal	financing cost			Non
FINANCING SOURCES	maturity	(%)	Currency	Currency	Currency	Total	Total

FOREIGN CURRENCY
Banco do Brasil (1)	2009	3.90	JPY	80,214	—	80,214	91,516
B.N.P. Paribas	2010	Libor + 1.875	US$	13,212	—	13,212	23,986
BNP Paribas	2012	5.89	EURO	3,258	6,103	9,361	10,342
Unibanco (2)	2009	6.50	US$	9,221	—	9,221	11,116
Unibanco (3)	2009	5.00	US$	6,859	—	6,859	8,239
Debt in foreign currency				112,764	6,103	118,867	145,199

BRAZILIAN CURRENCY
Banco Credit Suisse First Boston S.A.	2010	106.00% of CDI	R$	75,164	—	75,164	75,200
Banco do Brasil	2009	111.00% of CDI	R$	67,582	—	67,582	65,839
Banco do Brasil	2013	CDI + 1.70	R$	11,868	83,413	95,281	95,970
Banco do Brasil	2013	107.60% of CDI	R$	481	30,000	30,481	33,784
Banco do Brasil	2014	104.10% of CDI	R$	15,910	900,000	915,910	950,124
Banco Itaú BBA	2013	CDI + 1.70	R$	19,625	163,483	183,108	180,850
Banco Votorantim S.A.	2010	113.50% of CDI	R$	26	25,124	25,150	26,003
BNDES	2026	URTJ + 2.34	R$	1,827	107,153	108,980	107,184
Bradesco	2013	CDI + 1.70	R$	14,657	131,783	146,440	145,047
Bradesco	2014	CDI + 1.70	R$	112	1,820	1,932	1,880
Debentures (4)	2009	CDI + 1.20	R$	378,768	—	378,768	368,897
Debentures (4)	2011	104.00% of CDI	R$	18,715	238,816	257,531	251,308
Debentures – Minas Gerais state government (4) (6)	2031	IGP-M	R$	—	34,934	34,934	33,921
Eletrobrás (6)	2013	FINEL + 7.50 to 8.50	R$	12,335	42,145	54,480	57,601
Santander do Brasil S.A.	2013	CDI + 1.70	R$	1,919	28,635	30,554	29,987
Unibanco	2009	CDI + 2.98	R$	106,371	—	106,371	110,997
Unibanco	2013	CDI + 1.70	R$	20,112	175,397	195,509	192,189
Banco Votorantim	2013	CDI + 1.70	R$	98	3,102	3,200	3,112
Energ Power (9)	2012	IPCA	R$	—	873	873	—
FINEP (9)	2015	URTJ + 5.00	R$	19	4,443	4,462	—
ORTENG Equipamentos e Sistemas (9)	2012	IPCA	R$	—	377	377	—
Construtora Quebec (9)	2012	IPCA	R$	—	1,202	1,202	—
Unibanco S.A (5)	2020	TJLP + 2.55	R$	139	7,224	7,363	4,183
Banco do Brasil (5)	2020	TJLP + 2.55	R$	1,365	28,224	29,589	29,423
BNDES (7)	2033	TJLP + 2.40	R$	—	162,354	162,354	79,685
Debêntures (7)	2013	IPCA	R$	—	154,503	154,503	—
CCB Banco Bradesco (8)	2009	DI + 0,84	R$	2,028	—	2,028	—
Debt in Brazilian currency				749,121	2,325,005	3,074,126	2,843,184
Overall total				861,885	2,331,108	3,192,993	2,988,383

(1) to (3)   Swap transactions for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account: (1) 111.00% of the CDI rate. (2) CDI rate + 2.98% p.a. (3) CDI + 3.01% p.a.

(4)          Unsecured, nominal, non-convertible, book-entry debentures, without preference.

(5)          Loan contracted by the jointly-controlled subsidiary Hidrelétrica Cachoeirão S.A.

(6)          Contracts adjusted to present value, as per changes to the Corporate Law by Law 11638/07.

(7)          Loan contracted by the holding company jointly with Madeira Energia S.A.

(8)          Loan contracted by the holding company jointly with Hidrelétrica Pipoca S.A.

(9)          Credit for the payment of the Capital Stock with Hidrelétrica Pipoca S.A.

The consolidated breakdown of loans, by currency and indexor, with the respective amortization, is as follows:

								2016
	2009	2010	2011	2012	2013	2014	2015	and later	Total
Currencies
US dollar	22,741	6,551	—	—	—	—	—	—	29,292
Euro	1,733	3,051	3,052	1,525	—	—	—	—	9,361
Yen	80,214	—	—	—	—	—	—	—	80,214
	104,688	9,602	3,052	1,525	—	—	—	—	118,867

Indexors
IGP-M inflation index	—	—	—	—	—	—	—	34,934	34,934
Eletrobrás Finel internal index	6,168	12,336	12,335	12,335	11,306	—	—	—	54,480
IPCA (Expanded Consumer Price Index)	—	613	1,225	101,668	53,449	—	—	—	156,955
Interbank CD rate – CDI	638,279	252,071	390,308	451,947	481,947	300,456	—	—	2,515,008
Other	2,598	4,295	11,642	11,732	11,733	19,850	18,943	231,956	312,749
	647,045	269,315	415,510	577,682	558,435	320,306	18,943	266,890	3,074,126
	751,733	278,917	418,562	579,207	558,435	320,306	18,943	266,890	3,192,993

The principal currencies and indexors used for monetary updating of loans and financings had the following variations:

	Change in			Change in
	quarter ended	Change in the		quarter ended	Change in the
	06/30/2009	semester 2009		06/30/2009	semester 2009
Currencies	%	%	Indexors	%	%
US dollar	(15.70)	(16.49)	IGP-M	(0.32)	(1.24)
Euro	(10.99)	(15.39)	Finel	(0.06)	(0.25)
Yen	(13.20)	(21.45)	Selic	2.39	5.36
			CDI	2.34	5.29

The movement on loans and financings is as follows:

Balance at March 31, 2009	2,988,383
Loans and financings	239,156
Monetary and FX variation	(14,523)
Financial charges provisioned	75,267
Adjustment to present value	2,203
Financial charges paid	(86,434)
Amortization of financings	(11,059)
Balance at June 30, 2009	3,192,993

Restrictive covenant clauses

Cemig GT has loans and financings with restrictive covenant clauses. These were fully complied with on June 30, 2009.

15)          REGULATORY CHARGES

	Consolidated and Holding company
	06/30/2009	03/31/2009
RGR – Global Reversion Reserve	13,054	11,467
CCC – Fuel Consumption Account	4,186	4,283
CDE – Energy Development Account	4,540	4,645
Aneel inspection charge	1,386	1,386
Alternative Energy Program – Proinfa	2,199	2,024
National Scientific and Technological Development Fund	3,177	2,166
Research and development	57,164	53,004
Energy system expansion research	1,589	1,083
	87,295	80,058

Current liabilities	80,643	75,706
Noncurrent liabilities	6,652	4,352

16)          POST-EMPLOYMENT OBLIGATIONS

Cemig GT is sponsor of the Forluminas Social Security Foundation — Forluz, a non-profit legal entity whose object is to provide its associates and participants and their dependents and beneficiaries with a financial income supplementing retirement and pension, in accordance with the private pension plan to which they are linked.

Forluz makes the following supplementary pension benefit plans available to its participants:

The Mixed Benefits Plan (“Plan B”): A defined-contribution plan in the phase of accumulation of funds, for retirement benefits for normal time of service, and defined-benefit coverage for disability or death of the active participant or receipt of benefits for time of contribution. The contributions of the Sponsors are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined-benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence the obligations for payment of supplementary retirement benefits under the Mixed Plan, with defined-contribution characteristics, and their respective assets, in the same amount of R$ 537,391, are not presented in this Explanatory Note.

The Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined-benefit Plan, and are entitled to a benefit proportional to their balances. In the case of the assets, this benefit was deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, through which the average real salary of the last three years of activity of the employee in the Sponsor companies is complemented in relation to the amount of the official government Social Security benefit. At present 6 active employees and 45 pension holders or retirees are inscribed in this plan.

Independently from the plans made available by Forluz, Cemig GT also maintains payments for part of a life insurance premium for retirees, and contributes to a Health Plan and a Dental Health Plan for the employees, retirees and dependents, administered by Forluz.

Separation of the Health Plan

On August 28, 2008, the Executive Board of Forluz, complying with orders issued by the Private Pension Plans Authority (SPC), decided to transfer management of the Cemig Integrated Health Plan (PSI) to a separate entity to be created for that purpose. The reason for the decision was SPC’s belief that it would be impossible to maintain those participants in the Health Plan who were not simultaneously inscribed in the pension and retirement plans. To protect the interests of its participants, and also to comply with the SPC’s ruling, Forluz opted to separate the activities, keeping the present dental and pension plans within itself. The period planned for conclusion of the process of separation of the health plan is 12 months, during which time all the existing coverage and benefits will be maintained.

Amortization of actuarial obligations

Part of the actuarial obligation for post-employment benefits, in the amount of R$ 211,193 on June 30, 2009 (R$ 213,302 on March 31, 2009), was recognized as an obligation payable by Cemig GT and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). The amounts are adjusted by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE) plus 6% per year.

The liabilities and the expenses recognized by the Company in connection with the Supplementary Retirement Plan, the Health Plan and the Life Insurance Plan are adjusted in accordance with the terms of CVM Decision 371 and the Opinion prepared by independent actuaries. As a result the financial updating and use of the surplus to amortize the debt obligation agreed with Forluz, mentioned in the previous paragraphs, do not produce accounting effects in the Income statement of Cemig GT. The last actuarial made was on December 31, 2008.

The movement in the net liabilities has been as follows:

		Consolidated and Holding Company
	Pension plans and
	supplementary			Life
	retirement plans	Health Plan	Dental Plan	insurance	Total
Net liabilities on March 31, 2009	92,460	77,793	3,724	101,834	275,811
Expense (revenue) recognized in the Income statement	548	3,958	243	2,584	7,333
Contributions paid	(7,663)	(1,871)	(43)	(391)	(9,968)
Net liabilities on March 31, 2009	85,345	79,880	3,924	104,027	273,176

Current liabilities	18,652	—	—	—	18,652
Noncurrent liabilities	66,693	79,880	3,924	104,027	254,524

17)          CONTINGENCY PROVISIONS

The company makes contingency provisions for lawsuits in which the chance of loss is rated “probable”.

	Balance on		Balance on
	03/31/2009	Additions	06/30/2009
Labor-law contingencies
Various	184	43	227

Civil
Environmental	6,749	316	7,065
Other	658	545	1,203
	7,407	861	8,268

Total	7,591	904	8,495

Environmental administrative proceedings

Cemig GT was served an infringement notice by the Minas Gerais State Forests Institute (IEF), alleging that it omitted to take measures to protect the fish population, causing fish deaths, as a result of the flow and operation of the machinery of the Três Marias Hydroelectric Plant. The company presented a defense, and assesses the chance of loss in this action as “probable” — in the amount of R$ 7,065, which is duly provisioned.

Cases with chance of loss assessed as “possible”

Additionally there are labor-law, civil and tax cases in progress in which the chance of loss is assessed as “possible”. These are periodically reviewed, and assessed as not requiring provisions in the financial statements. They are as follows:

Social Security and tax obligations — indemnity for the “Anuênio”

In 2006 Cemig GT paid an indemnity to its employees, in the amount of R$ 41,660, in exchange for the rights to future payments known as the “Anuênio” which would otherwise be incorporated into salaries in the future. The company did not make payments of income tax and social security contribution on these payments because it considered that these tax obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the company decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$ 28,716, posted in Payments into Court. No provision was made for any losses in these cases. The Company assesses the chance of loss in this action as “possible”.

Regulatory contingency — CCEE

In an action dating from August 2002, AES Sul Distribuidora has challenged in the courts the criteria for accounting of electricity sale transactions in the wholesale electricity market during the period of rationing. It obtained a judgment in its favor in February 2006, which ordered Aneel and the CCEE to comply with the claim by the Distributor and recalculate the transactions during the rationing period leaving out of account its Dispatch No. 288/2002. This was to be put into effect in the CCEE in November 2008, resulting in an additional disbursement for Cemig, referring to the expense on purchase of energy in the short-term market, in the CCEE, in the amount of approximately R$ 89,113 on June 30, 2009. On November 9, 2008 the Company obtained an injunction in the Regional Federal Court suspending the obligatory nature of the requirement to pay into court the amount owed arising from the Special Financial Settlement carried out by the CCEE. No provision was constituted for this dispute, since the Company believes it has arguments on the merit for defense against this claim.

18)          STOCKHOLDERS’ EQUITY

On June 30, 2009 Cemig Geração e Transmissão S.A. has registered capital of R$ 2,896,785, represented by 2,896,785,358 nominal common shares, without par value, wholly owned by CEMIG.

The Board of Directors of Cemig Geração e Tranmissão, in a meeting held on June 25, 2009, approved the payment of Interest on Equity, in substitution of the obligatory dividend for the business year of 2009, in the amount of R$ 107,136, of which the date of payment is yet to be decided. The tax benefit arising from payment of Interest on Equity was R$ 36,426, recognized in income statement for the year 2009.

19)          SUPPLY OF ELECTRICITY

This supply, by type of consumer consolidated, is as follows:

	Consolidated
	(Not reviewed by external auditors)
	Nº of Consumers		MWh		R$
	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Industrial	134	133	8,143,796	9,147,470	869,014	880,220
Commercial	1	—	2,145	—	6,233	—
Retail supply not invoiced, net	—	—	—	—	(32,365)	3,786
	135	133	8,145,941	9,147,470	842,882	884,006
Supply to other concession holders (*)	42	43	7,349,143	6,046,185	803,879	521,690
Transactions in energy on the CCEE	—	—	1,028,658	602,015	93,327	63,944
Total	177	176	16,523,742	15,795,670	1,740,088	1,469,640

(*) Includes Contracts for Sale of Energy in the Regulated Market (CCEARs), and “bilateral contracts” with other agents.

20)          REVENUE FOR USE OF THE NETWORK

This revenue is from the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of the basic transmission grid owned by the Company, associated with the Brazilian grid. Amounts receivable are recorded in Assets, under “Concession holders — Transport of electricity. In June of 2009 was fully recognized the revenue of R$ 158,090 to be paid throw the Revision of the Transmission Tariff, as describe in note n° 6.

	Consolidado
	06/30/2009	06/30/2008

Use of basic transmission network	243,189	242,605
Use of connection of basic transmission	64,330	60,877
Revenue of the Parcel A – Revision of the Transmission Tariff	158,090	—
	465,609	303,482

21)          DEDUCTIONS FROM OPERATIONAL REVENUE

	Consolidated	Holding Company
	06/30/2009	06/30/2009	06/30/2008
Taxes on revenue
ICMS tax	163,812	162,769	165,191
Cofins tax	151,871	151,677	121,220
PIS and Pasep taxes	38,184	38,142	26,313
ISS (value-added tax on services)	226	226	358
	142	—	—
	354,235	352,814	313,082

Charges passed through to the consumer
RGR – Global Reversion Reserve	44,276	44,276	41,359
CDE – Energy Development Account	12,268	12,268	19,338
CCC (Fuel Consumption) account	11,316	11,316	18,741
Research and Development – R&D	6,761	6,761	5,386
National Scientific and Technological Development Fund (FNDCT)	6,934	6,934	5,386
Energy system expansion research	3,467	3,467	2,072
	85,022	85,022	92,282
	439,257	437,836	405,364

22)          OPERATIONAL COSTS AND EXPENSES

	Consolidated	Holding Company
	06/30/2009	06/30/2009	06/30/2008

Personnel expenses	169,432	169,342	134,397
Post-employment obligations	14,666	14,666	24,008
Materials	6,692	6,669	6,861
Raw materials and inputs for production of electricity	4,070	4,070	41,707
Outsourced services	52,892	52,666	43,059
Depreciation and amortization	112,815	112,384	110,915
Royalties for use of water resources	70,090	70,090	62,338
Operational provisions	552	552	(1,357)
Charges for the use of the basic transmission grid	142,414	142,414	129,205
Electricity purchased for resale	70,914	70,436	(8,412)
Other net expenses	30,193	30,063	41,872
	674,730	673,352	584,593

	Consolidated	Holding Company
a) PERSONNEL EXPENSES	06/30/2009	06/30/2009	06/30/2008
Remuneration and salary-related charges and expenses	117,860	117,770	110,277
Supplementary pension contributions – Defined contribution plan	7,775	7,775	7,610
Assistance benefits	12,519	12,519	12,290
	138,154	138,064	130,177
( – ) Personnel costs transferred to works in progress	(5,925)	(5,925)	(6,318)
	132,229	132,139	123,859
Voluntary Dismissal Program (PPD) (a)	—	—	10,538
Temporary Voluntary Dismissal Program (PDV) (b)	37,203	37,203	—
	169,432	169,342	134,397

(a) The Voluntary Dismissal Program (PPD)

On March 11, 2008, the Executive Board approved the permanent Voluntary Dismissal Program (PPD), which applies to any free and spontaneous terminations of employment contracts as from that date. The program’s main financial incentives include payment of 3 times the gross amount of monthly remuneration, 6 months’ contributions to the Health Plan after leaving the company, deposit of the 40% “penalty” payment due on the balance of the FGTS on termination of an employment contract, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

This Program, since it began in March, 2008o em março de 2008, 143 employees had joined, and a provision for the financial incentives in the amount of R$ 13,900 was made.

(b) Temporary Voluntary dismissal program (PDV)

In April 2009, Cemig put in place its temporary voluntary dismissal program (PDV), available to employees between April 22 and June 5, 2009.

Employees who subscribe to the PDV receive a financial incentive varying between 3 and 16 times their monthly remuneration, according to criteria established in the program’s regulations, of which the principal one is the time of contribution remaining for full retirement entitlement under the national social security system (INSS). The incentive includes payment of the contributions to the pension fund and the INSS up to the date when the employee would have complied with the requirements for applying for retirement benefit under the INSS (limited to five years), and deposit of the obligatory “penalty” payment (applicable to dismissals) of 40% on the balance of the employee’s accumulated funds under the FGTS system.

Additionally, Cemig guarantees full payment of the costs of the group life insurance plan, for 6 months, and of the health plan, for 12 months, from June 2009 to September 2010.

This Program had 143 employees joined, and a provision for the financial incentives in the amount of R$ 37,203 was fully made in June 30, 2009.

b) OUTSOURCED SERVICES

	Consolidated	Holding company
	06/30/2009	06/30/2009	06/30/2008

Communication	2,032	2,032	1,642
Maintenance and conservation of electricity facilities and equipment	4,425	4,425	7,338
Building conservation and cleaning	8,360	8,360	7,541
Contracted labor	3,330	3,330	435
Freight and airfares	1,774	1,774	1,467
Accommodation and meals	2,215	2,215	2,220
Security services	4,030	4,030	4,291
Consultancy	1,680	1,680	1,607
Maintenance and conservation of furniture and utensils	1,166	1,166	729
Maintenance and conservation of vehicles	1,679	1,679	1,641
Electricity	2,273	2,273	2,196
Environment	6,562	6,562	2,949
Other	13,366	13,140	9,003
	52,892	52,666	43,059

23)                              NET FINANCIAL EXPENSES

	Consolidated	Holding Company
	06/30/2009	06/30/2009	06/30/2008
FINANCIAL REVENUES
Revenue from cash investments	63,399	63,219	51,568
Arrears penalty payments on electricity bills	980	980	6,242
Monetary variation – General Agreement for the Electricity Sector	2,219	2,219	20,278
FX variations	29,438	29,438	7,999
Pasep and Cofins taxes on financial revenues	(208)	(203)	(1,877)
Gains on financial instruments (Note 25)	1,869	1,869	7,570
Adjustment to present value	931	931	8,071
Other	11,392	11,391	24,255
	110,020	109,844	124,106

FINANCIAL EXPENSES
Charges on loans and financings	(152,530)	(150,753)	(165,314)
Monetary variation — loans and financings	(8)	(8)	(8)
FX variations	—	—	(10,482)
Monetary variation — CCEE	(4,013)	(4,013)	(4,304)
Losses on financial instruments (Note 25)	(48,593)	(48,593)	(17,944)
Provision (reversal) for losses on transactions in “free energy”	8,306	8,306	(17,557)
Adjustment to present value	(4,571)	(4,571)	(1,603)
Other	(1,833)	(3,075)	(11,068)
	(203,242)	(202,707)	(228,280)
NET FINANCIAL EXPENSES	(93,222)	(92,863)	(104,174)

24)                              RELATED PARTY TRANSACTIONS

As mentioned in Explanatory Note 1, the Company is a wholly-owned subsidiary of Companhia Energética de Minas Gerais — Cemig (“Cemig”), the controlling stockholder of which is the Government of the State of Minas Gerais.

Cemig Distribuição S.A. (“Cemig D”) and Light S.A. are also subsidiaries of Cemig.

The principal balances and transactions with related parties of Cemig GT are:

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	06/30/2008	06/30/2009	06/30/2008
CEMIG
Interest on Equity and dividends	—	—	153,302	539,042	—	—	—	—
Affiliated companies and holding company	660	660	667	667	—	—	—	—

Cemig Distribuição S.A.
Affiliated companies and holding company	10.031	8,176	4.877	4,877	—	—	—	—
Gross supply of electricity (1)	49.877	10,055	6.107	6,109	117.297	47.251	18.630	3.362

Light S.A.
Gross supply of electricity (1)	391	398	405	400	8.935	11.174	—	2.593

Minas Gerais state government
Taxes, charges and contributions (4)	31.320	39,361	27.767	26,114	(163.812)	(165.191)	—	—
Taxes offsettable – ICMS (4)	18.158	18,158	—	—	—	—	—	—
Debentures (2)	—	—	34.934	33,921	—	7.893	(2.031)	—

FORLUZ
Post-employment obligations – current (3)	—	—	18.652	18,473	—	—	(14.666)	(24.008)
Post-employment obligations – noncurrent (3)	—	—	254.524	257,338	—	—	—	—
Other	—	—	4.297	8,160	—	—	—	—
Personnel expenses (5)	—	—	—	—	—	—	(7.775)	(7.610)
Current administration expense (6)	—	—	—	—	—	—	(1.574)	(1.541)

OTHERS
Affiliated and subsidiary companies, or parent companies	13	12	—	—	—	—	—	—

Main material comments on the above transactions:

(1)         The Company has electricity purchase contracts with Cemig Distribuição and Light Energia, made at public auctions of “existing energy” in 2005, which are for 8 years from start of supply and are adjusted annually by the IGP-M inflation index.

(2)         Private issue of non-convertible debentures in the amount of R$ 120 million, updated by the IGP-M inflation index, for completion of the Irapé Power Plant, with redemption at 25 years from issue. The amount at November 31, 2008 was adjusted to present value, in accordance with Law 11638/07.

(3)         Part of the contracts of Forluz are adjusted by the Expanded Consumer Price Index (IPCA) published by the IBGE (Brazilian Geography and Statistics Institute) (See Explanatory Note 15), and will be amortized up to the business year 2024.

(4)         The transactions with ICMS tax posted in the financial statements refer to transactions for sale of energy and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(5)         Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (see Explanatory Note 15), calculated on the monthly remunerations in accordance with the regulations of the Fund.

(6)         Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

For more information on the main transactions, see Explanatory Notes 7, 13, 14, 16, 19, 22 and 23.

25)                              FINANCIAL INSTRUMENTS

The financial instruments used by the company are: Cash and cash equivalents, Consumers and traders, Loans and financings, Obligations under debentures and Currency swap transactions. The gains and losses on these transactions are posted in full by the accrual method.

The Company’s financial instruments were recognized at fair value and are classified as follows:

•                  Held for trading: In this category are the cash investments and the derivative investments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the income statement.

•                  Receivables: In this category are credits receivable from consumers and traders. They are recognized at their nominal realization value, similar to the fair values.

•                  Loans and financings, and Obligations under debentures: These are measured at amortized cost using the effective interest rates method adjusted to fair value. Gains or losses are recognized in the income statement as and when they take place.

•                  Derivative financial instruments: These are measured at fair value and the gains and losses are recognized directly in the income statement.

a) Management of risks;

Corporate risk management is a management tool that is an integral part of our corporate governance practices and aligned with the Company’s Process of Strategic Planning.

The Company has a Financial Risks Management Committee, with the aim of implementing guidelines and monitoring the financial risk of transactions which might negatively affect the Company’s liquidity and profitability, recommending strategies for protection (hedge) in relation to foreign exchange, interest rate and inflation risks. These are effectively in line with the Company’s strategy.

Cemig GT’s principal exposure risks are listed below:

Exchange rate risk

Cemig GT is exposed to the risk of increase in exchange rates, with significant impact on indebtedness, profit and cash flow.

The net exposure to exchange rates is as follows:

	Consolidated and
	Holding company
EXPOSURE TO EXCHANGE RATES	06/30/2009	03/31/2009
US dollar
Loans and financings	29,292	43,341
(-) Contracted hedge/swap (*)	62,728	60,014
	92,020	103,355
Yen
Loans and financings	80,214	91,516
(-) Hedge transactions contracted	(78,604)	(90,543)
	1,610	973
Euro
Loans and financings	9,361	10,342
Net liability exposure	102,991	114,670

(*) Includes the contracted transaction of R$ 75,000 — See item “b”

The Company estimates that, in a “probable” scenario, the appreciation of the foreign currencies against the Real at the end of twelve months will be 4.53%. The Company has made a sensitivity analysis on the effects on its results of depreciation in these exchange rates of 25% and 50% in relation to the “probable” scenario. We rate the chance of these two scenarios as “possible” and “remote”, respectively.

			“Possible”	“Remote”
			scenario: FX	scenario: FX
	Base	Probable	depreciation	depreciation
Risk — FX exposure	Scenario	Scenario	25.00%	50.00%
US dollar
Loans and financings	29,292	30,619	38,274	45,928
(–) Hedge and swap transactions	62,728	65,569	81,962	98,354
	92,020	96,188	120,236	144,282
Yen
Loans and financings	80,214	83,847	104,809	125,771
(–) Hedge transactions	(78,604)	(82,164)	(102,706)	(123,247)
	1,610	1,683	2,103	2,524
Euro
Loans and financings	9,361	9,785	12,231	14,678

Net liability exposure	102,991	107,656	134,570	161,484

Net effect of FX depreciation		(4,665)	(31,579)	(58,493)

Interest rate risk

Cemig GT is exposed to the risk of increase in international interest rates, affecting loans and financings in foreign currency with floating interest rates (principally Libor), in the amount of R$ 13,212 on June 30, 2009.

In relation to the risk of increase of domestic interest rates, the Company’s exposure arises from its liabilities indexed to interest rates, which are as follows:

	Consolidated		Holding company
EXPOSURE OF CEMIG GT TO BRAZILIAN INTEREST RATES	06/30/2009	03/31/2009	06/30/2009	03/31/2009
Assets
Cash investments (Note 3)	1,070,063	1,239,912	1,060,617	1,228,972
Regulatory assets (Note 5 and 6)	180,409	26,755	180,409	26,755
	1,250,472	1,266,667	1,241,026	1,255,727
Liabilities
Loans, financings and Debentures (Note 14)	(2,515,008)	(2,531,187)	(2,515,008)	(2,531,187)
Regulatory liabilities (Note 12)	(12,148)	(17,476)	(12,148)	(17,476)
Hedge and swap transactions	(15,876)	(30,529)	(15,876)	(30,529)
	(2,543,032)	(2,579,192)	(2,543,032)	(2,579,192)
Net liability exposure	(1,292,560)	(1,312,525)	(1,302,006)	(1,323,465)

In relation to the most significant interest rate risk, that of an increase in the Selic rate, the Company estimates that, in a probable scenario, the Selic rate at the end of June 30, 2010 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively – scenarios which we assess as “possible” and “remote”, respectively.

		Probable	“Possible”	“Remote”
	Base scenario:	scenario:	scenario:	scenario:
Risk – Increase in domestic interest rates	Selic 9.16%	Selic 9.00%	Selic 11.25%	Selic 13.50%

Assets
Cash investments	1,070,063	1,068,351	1,092,427	1,116,504
Regulatory assets	180,409	180,120	184,180	188,239
	1,250,472	1,248,471	1,276,607	1,304,743
Liabilities
Loans	(2,515,008)	(2,510,984)	(2,567,572)	(2,624,159)
Regulatory liabilities	(12,148)	(12,129)	(12,402)	(12,675)
Contracted hedge/swap	(15,876)	(15,851)	(16,208)	(16,565)
	(2,543,032)	(2,538,964)	(2,596,182)	(2,653,399)
Net liability exposure	(1,292,560)	(1,290,493)	(1,319,575)	(1,348,656)

Net effect of variation in the Selic rate		2,067	(27,015)	(56,096)

Credit risk

This risk arises from the possibility of Cemig incurring losses as a result of difficulty in receiving amounts billed to their clients. The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers. Negotiations are also established to make possible receipt of any receivables in arrears.

Energy scarcity risk

The electricity sold is basically generated by hydroelectric plants. A prolonged period of shortage of rainfall could result in the reduction of the volume of water in the Company’s reservoirs, adversely affecting the recovery of their volume and resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Risk of early maturity of debt

The Company has contracts for loans, financings and debentures, with the restrictive covenant clauses normally applicable to these types of operation, related to the meeting of economic and financial indices, cash flow and other indicators. Non-compliance with these clauses could result in early maturity of debt. The restrictive clauses were complied with in full on June 30, 2009.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of generation, transmission and distribution services, and its Management expects that they will be renewed by Aneel and/or the Mining and Energy Ministry. If the Mining and Energy Ministry does not grant the applications for renewals of these concessions, or if it decides to renew them upon imposition of additional costs for the company (“concessions for consideration”) or establishment of a ceiling price, the present levels of activity and profitability could be altered.

b) Financial instruments — derivatives

The derivative instruments contracted by the company have the purpose of protecting the company’s operations against the risks arising from foreign exchange variation and are not used for speculative purposes.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments, but only the gains or losses that actually occur, recorded at fair value.

The net results of these transactions were losses in the second quarter of 2009, and gains in the second quarter of 2008, in the amounts, respectively, of R$ 46,724 e R$ 10,374, posted in Financial revenue (expenses).

Method of calculation of the fair value of positions

The fair value of financial investments was calculated taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates for similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by Cemig GT on June 30, 2009.

						Lost not realized				Accumulated Effect
Receivable by	Payable by Cemig									Receivable	Payable
Cemig Geração e	Geração e	Maturity	Market	Principal amount contract*		Book Value		Fair Value		Amount	Amount
Transmissão	Transmissão	period	Trading	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	06/30/2009
US$ exchange rate + interest (5.58% p.a. to 7.48% p.a.)	R$ 100% of CDI + interest (2.98% p.a.. to 3.01% p.a.)	From 04/2009 to 11/2009	Over the counter (OTC)	US$6,288	US$6,473	(21.520)	(17.998)	(21.636)	(18.441)	—	(578)

¥ (Japanese Yen) exchange rate + interest (3.90% p.a.)	R$ Brazilian interest rate – CDI (111% of CDI)	12/2009	Over the counter (OTC)	¥ 3,878,825	¥ 3,878,825	(25.561)	(12.501)	(40.812)	(14.608)	—	—

R$ 106% of CDI	R$ or US$ 48% of CDI or exchange rate (the highest)	04/2010	Over the counter (OTC)	R$75,000	R$75,000	89	(1.812)	89	(1.812)	1.588	(355)
						(46.992)	(32.311)	(62.359)	(34.861)	1.588	(933)

c) Sensitivity analysis

The first two derivative instruments described above show that the Company is exposed to the variation in the CDI rate. The Company estimates that the CDI rate on June 30, 2010 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the CDI rate of 25% and 50%, respectively, in relation to June 30, 2009 — scenarios which we assess as “possible” and “remote”, respectively

In these “possible” and “remote” scenarios, the CDI rate on June 30, 2009 would be 11.25%, and 13.50%, respectively.

The last derivative instrument shown in the table above indicates that the Company is exposed to the variation in the exchange rate of the US dollar against the Real (if it is greater than 48.00% of the CDI). The Company estimates that the exchange rate of the US dollar against the Real on June 30, 2010 will be R$ 2.04. The Company has made a sensitivity analysis of the effects on its results arising from uniform increases of 25% and 50% in the Real/dollar exchange rate in 2009 – these are scenarios of which we rate the chances as “possible” and “remote”, respectively: In these “possible” and “remote” scenarios, the Real/dollar exchange rate on June 30, 2009 would be R$ 2.55 and R$ 3.06, respectively.

	Base	“Probable”	“Possible”	“Remote”
	Scenario	Scenario	Scenario	Scenario
Risk - Increase in domestic interest rates
Contracts in US$ and Yen	(90,876)	(90,731)	(92,775)	(94,820)
Net effect of variation of the Selic rate		145	(1,899)	(3,944)

Risk – increase in US$
Contracts updated at 106.00% of CDI	75,000	78,397	97,997	117,596
Net effect of the variation in the US$		(3,397)	(22,997)	(42,596)

CONSOLIDATED ECONOMIC AND FINANCIAL PERFORMANCE

(Amounts in thousands of Reais unless otherwise stated.)

Net profit

Cemig GT reported net profit of R$ 684,638 in the first half of 2009 (1H09), 41.60% more than the net profit of R$ 483,492 reported for the first half of 2008 (1H08). The better result in 2009 is mainly due to net revenue 28.53% higher, partially offset by operational expenses 15.42% higher; and also to the extraordinary revenue of R$ 158,090 recorded in 2009 for the backdating of the Transmission Tariff Review.

Ebitda (method of calculation not reviewed by external auditors)

Cemig GT’s Ebitda in the first half of 2009 was 33.68% higher than in 2Q08. Adjusted for the non-recurring items, it was 19.01% higher.

Due to the announcement of the Transmission Tariff Review for Cemig GT, Aneel decided on repositioning of the Company’s Annual Permitted Transmission Revenue (RAP) at 5.35%, in the financial amount of R$ 158,090, arising from the effect of the repositioning being backdated to 2005.

The PDV Voluntary Retirement Program also impacted Ebitda in first half 2009, in the amount of R$ 37,203.

Ebitda – R$	06/30/2009	06/30/2008	Change, %
Net profit	684,638	483,492	41.60
+ income tax and Social Contribution	308,781	200,937	53.67
+ Profit shares	16,217	9,839	64.82
+ Financial revenues (expenses)	93,222	104,174	(10.51)
+ Depreciation and amortization	112,815	110,915	1.71
= EBITDA	1,215,673	909,357	33.68
Non-recurring items:
+ The PPD Permanent Voluntary Retirement Program	—	10,538	—
+ The PDV Temporary Voluntary Retirement Program	37,203	—	—
– Review of Transmission Revenue – Technical Note 214/2009	(158,090)	—	—
= ADJUSTED EBITDA	1,094,786	919,895	19.01

The higher Ebitda in the first half of 2009 than in 1Q08 mainly reflects net revenue 28.53% higher, partially offset by operational expenses (excluding effects of depreciation and amortization) 18.62% higher. Ebitda margin increased year-on-year, at 68.39% in 1H09 and 65.75% in 1H08

Revenue from supply of electricity

Revenue from total electricity sales was R$ 1,740,088 in the first half of 2009, compared to R$ 1,469,640 in the first half of 2008 – an increase of 18.40%.

This result arises primarily from revenues from electricity sold to other concession holders and under ‘bilateral contracts’ being 21.55% higher year-on-year, due to two new contracts, through auctions, for sales to distributors at prices between R$ 125.00 and R$ 145.77. As a result, revenue from electricity sold was R$ 803,879 in first half 2009, compared with R$ 521,690 in 1H08, an increase of 54,09%.

On the other hand, volume of electricity sold to Free Consumers, at 8,145,941 MW, was 10.95% lower in 1H09 than in 1H08 (9,147,470 MWh), as a result of the effect of the global financial crisis on electricity demand in 2009. Revenues from these sales were R$ 842,882 in 1H09, 4.65% lower than in 2008 (R$ 884,006). Part of this lower level was offset by the annual adjustments in these contracts which for the most part are indexed to the IGP-M inflation index.

Revenue from use of the network

This revenue is primarily for use of the facilities that make up the basic transmission network of Cemig by generating companies and distributing companies that are participants in the Brazilian national grid system, according to amounts set by Aneel resolution, and was 53.42% higher in 1H09 than in 1H08. The difference is mainly due to the accounting, in June 2009, of Annual Permitted Revenue (RAP) from previous periods, totaling R$ 158,090, as a result of the Review of the Transmission Tariff being backdated over the period from July 1, 2005 to June 2009.

Deductions from operational revenues

Deductions from operational revenues totaled R$ 439,257 in 1H09, compared to R$ 405,364 in 1H08, an increase of 8.36%. Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account – CCC

The deduction from revenue relating to the CCC was R$ 11,316 in 1H09, compared to R$ 18,741 in 1H08, representing a reduction of 39.62%. This refers to the operational costs of the thermal plants in the Brazilian grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. Cemig GT merely passes through this cost, to Eletrobrás, after charging it to Free Consumers on their invoices for use of the grid.

Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 12,268 in 1H09, compared to R$ 19,338 in 1H08, 36.56% lower year-on-year. The payments are specified by an Aneel Resolution. Cemig GT merely passes through this cost, to Eletrobrás, after charging it to Free Consumers on their invoices for use of the grid.

The other deductions from revenue are for taxes that are calculated as a percentage of billing. Hence their variations arise substantially from the changes in revenue.

Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding Net financial revenue/expenses) in the first half of 2009 totaled R$ 674,730, 15.42% higher than in 1H08 (R$ 584,593). This mainly reflects Electricity bought for resale, Costs of raw materials and inputs, Personnel expenses, and Post-employment benefits.

The main year-on-year variations in these expenses are:

Personnel expenses

Personnel expenses in 1H09 were R$ 169,432, compared to R$ 134,397 in the first half of 2008, i.e. 26.07% higher year-on-year. This primarily reflects the following factors:

•                  Salary increase of 7.26% given to employees in November 2008.

•                  Provision for the PDV Voluntary Retirement Program, in the amount of R$ 37,203, in 1H09.

•                  Reduction in the number of employees, from 2,193 at the end of June 2008 to 2,117 at the end of June 2009.

•                  Lower transfer of costs from personnel expenses to works in progress (R$ 5,925 in 2009, vs. R$ 6,318 in 2008) due to less capital expenditure activity in 2009.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 14,666 in 1H09, 38.91% less than in 1H08 (R$ 24,008). These expenses basically represent the interest applicable to Cemig GT’s actuarial obligations, net of the expected investment yield from the assets of the plans, estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made to the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Raw materials and inputs for generation

This expense in 1H09 was R$ 4,070, 90.24% less than the expense of R$ 41,707 posted for 1H08. The reduction is because in 2008 there were purchases of fuel for the Igarapé thermal plant, which came into operation due to low reservoir levels resulting from low rainfall – and to serve electricity demand from Argentina.

Electricity bought for resale

The expense on this account in 1H09 was R$ 70,914, which compares with a reversal of expense of R$ 8,412 in 1H08. The difference is due to higher purchases of electricity in 2009 related to the sales activity.

Financial revenues (expenses)

The company posted net financial expenses of R$ 93,222 in 1H09, 10.51% less than the net financial expenses reported for 1H08, of R$ 104,174. The items in net financial expenses with the largest variations are:

•                  Revenue from cash investments was 22.94% higher year-on-year, due to a higher volume of cash invested in 2009.

•                  Revenue associated with the provision for loss on “Free Energy” receivables, of R$ 8,306, in 2009, compared with an expense of R$ 17,557 in 2008 – reflecting an adjustment made to the forecast for realization of credits receivable under the RTE.

•                  Net loss on FX variations in 2009, net of the compensatory effects relating to financial instruments, of R$ 17,294, which compares to a net loss of R$ 2,383 in 2008, arising basically on loans and financings in foreign currency indexed to the US dollar and the Yen. This is basically the result of losses on swaps, which are calculated monthly, which are significantly impacted when there are significant monthly variations in the Real-US$ exchange rate. Hence in spite of the dollar depreciating against the Real over a year, the losses on financial instruments exceeded the FX gains resulting from that depreciation.

•                  Costs of loans and financings in Brazil 7.73% lower year-on-year, due to amortizations in the period and a lower accumulated CDI rate (the main indexor of contracts).

•                  Revenue from monetary variation on the General Agreement for the Electricity Sector 89.06% lower – at R$ 2,219 in 2009, vs. R$ 20,278 in 2008 – reflecting the reduction of the asset, due to receipt of amounts owed, through electricity invoices.

For a breakdown of financial revenues and expenses, please see Explanatory Notes 23 and 25 to the Quarterly Information.

Income tax and Social Contribution tax

In 1H09, Cemig GT posted expenses for income tax and the Social Contribution tax of R$ 308,781, representing 30.58% of the pre-tax profit of R$ 1,009,636. In 1H08, the Company posted expenses on income tax and the Social Contribution tax of R$ 200,937, representing 28.94% of the pre-tax profit of R$ 694,268. These effective rates are reconciled with the nominal rates in Explanatory Note 8 to the Quarterly Information. Tax advantages of R$ 36,426 and R$ 31,269, in 1H09 and 1H08 respectively, resulted from payment of Interest on Equity.

INCOME STATEMENTS FOR THE SECOND QUARTERS OF 2009 AND 2008

	Second	Second
	quarter	quarter
	2009	2008	Change, %
OPERATIONAL REVENUE
Revenue from supply of electricity	970,940	748,325	29.75
Revenue for use of the network	314,579	153,162	105.39
Other operational revenues	5,496	8,850	(37.90)
Gross operational revenue	1,291,015	910,337	41.82
Deductions from operational revenue	(245,706)	(210,075)	16.96
Net operational revenue	1,045,309	700,262	49.27

OPERATIONAL COSTS AND EXPENSES
Personnel expenses	(105,356)	(70,075)	50.35
Forluz post-employment obligations	(7,333)	(12,004)	(38.91)
Materials	(3,743)	(3,998)	(6.38)
Raw materials and inputs	(4,070)	(19,922)	(79.57)
Outsourced services	(28,354)	(26,114)	8.58
Depreciation and amortization	(56,789)	(54,570)	4.07
Royalties for use of water resources	(35,323)	(31,137)	13.44
Operational provisions	(804)	425	—
Electricity bought for resale	(43,724)	(3,768)	1.060.40
Charges for the use of the basic transmission grid	(70,120)	(64,768)	8.26
Other expenses, net	(16,521)	(13,073)	26.37
	(372,137)	(299,004)	24.46
Operational profit	673,172	401,258	67.77
NET FINANCIAL REVENUE (EXPENSES)	(43,032)	(24,488)	75.73
Profit before income tax and Social Contribution tax	630,140	376,770	67.25
Income tax and Social Contribution tax	(172,140)	(93,985)	83.16
Profit shares	(5,774)	(5,021)	15.00
Net profit for the period	452,226	277,764	62.81

Profit for the quarter

For the second quarter of 2009, Cemig GT reports net profit of R$ 452,226, 62.81% higher than the net profit of R$ 277,764 reported for 2Q08. The higher result primarily reflects Net revenue 49.27% higher year-on-year.

Ebitda (method of calculation not reviewed by external auditors)

Cemig GT’s Ebitda was 60.14% higher in 2Q09 than 2Q08:

EBITDA	2Q09	2Q08	Change, %
Net profit	452,226	277,764	62.81
+ Current and deferred income tax and Social Contribution tax	172,140	93,985	83.16
+ Profit shares	5,774	5,021	15.00
+ – Financial revenues (expenses)	43,032	24,488	75.73
+ Depreciation and amortization	56,789	54,570	4.07
= EBITDA	729,961	455,828	60.14
Non-recurring items:
+ The PPD Permanent Voluntary Retirement Program	321	8,460	(96.21)
+ The PDV Temporary Voluntary Retirement Program	37,203	—	—
– Review of Transmission Revenue – Technical Note 214/2009	(158,090)	—	—
= ADJUSTED EBITDA	609,395	464,288	31.25

The higher Ebitda in 2Q09 than in 2Q08 mainly reflects net revenue 49.27% higher, partially offset by operational expenses (excluding effects of depreciation and amortization) 29.01% higher. Ebitda margin increased year-on-year, 65.09% in 2008 to 69.83% in 2009.

Revenue from supply of electricity

	MWh (**)			R$
			Change,			Change,
	2Q09	2Q08%		2Q09	2Q08%
Industrial	4,006,327	4,654,551	(13.93)	433,566	452,028	(4.08)
Commercial	2,145	—	—	6,233	—	—
Supply not invoiced, net	—	—	—	(8,634)	2,620	—
	4,008,472	4,654,551	(13.88)	431,164	454,648	(5.17)
Supply to other concession holders (*)	4,337,061	3,066,354	41.44	520,963	280,865	85.49
Transactions in electricity on CCEE	255,298	465,163	(45.12)	18,813	12,926	45.54
Total	8,600,831	8,186,068	5.07	970,940	748,439	29.73

(*)  Includes Contracts for Sale of Energy in the Regulated Market (CCEARs) and “bilateral contracts” with other agents.

(**)  Information in MWh not reviewed by our external auditors.

Revenue from supply of electricity in 2Q09 was R$ 970,940, 29.73% more than in 2Q08 (R$ 748,439).

This reflects revenues from electricity sold to other concession holders and under ‘bilateral contracts’ being 41.44% higher year-on-year, due to two new contracts through auctions for sales to distributors at prices between R$ 125.00 and R$ 145.77. Due to the price, revenue from electricity sold was 85,49% higher, at R$ 520,963, in first half 2009, than in 1H08 (R$ 280,865).

At the same time, volume of electricity sold to Free Consumers, at 4,006,327 MW in 2Q09, was 13.93% lower than in 2Q08 (4,654,551 MWh), reflecting the effect of the global financial crisis on electricity demand in 2009. Revenues from these sales were R$ 431,164 in 2Q09, 5.14% lower than in 2008 (R$ 454,648). Part of this lower level was offset by the annual adjustments in these contracts, in relation to the previous year, which for the most part are indexed to the IGP-M inflation index.

Revenue from use of the network

This revenue is from the tariff charged to agents in the electricity sector, including Free Consumers connected to the high voltage network, for use of the basic transmission grid owned by the Company, associated with the Brazilian grid. Amounts receivable are recorded in Assets, under “Concession holders – Transport of electricity”. Revenue 105.39% higher in 2Q09 than 2Q08 reflects the accounting in June 2009 of revenue totaling R$ 158,090 due to the backdating of the Transmission Tariff Review to cover the period from July 1, 2005, to June 30, 2009.

Deductions from operational revenues

	2Q09	2Q08	Change, %

ICMS tax	82,329	84,721	(2.82)
Cofins tax	91,127	62,660	45.43
PIS and Pasep taxes	24,999	13,602	83.79
ISS value-added tax on services	113	263	(57.03)
Other	142	—	—
	198,710	161,246	23.23

Global Reversion Reserve – RGR	24,507	19,861	23.39
Energy Development Account – CDE	6,472	11,161	(42.01)
Fuel Consumption Account – CCC	5,967	11,614	(48.62)
Research and Development – R&D	3,939	2,726	44.50
National Scientific and Technological Development Fund (FNDCT)	4,112	2,726	50.84
Energy System Expansion Research – EPE	1,999	741	169.77
	46,996	48,829	(3.75)
	245,706	210,075	16.96

Main year-on-year variations in the deductions from revenue:

The Global Reversion Reserve – RGR

This deduction from revenue was 23.39% higher in 2Q09 than 2Q08. This is a non-controllable cost: the expense recorded in the income statement is the amount actually passed through to the tariff.

The Fuel Consumption Account – CCC

This refers to the operational costs of the thermal plants in the Brazilian grid and isolated systems, divided up between electricity concession holders by an Aneel Resolution. This amount is charged to Free Consumers, on their invoice for use of the basic grid, and passed on to Eletrobrás, hence Cemig GT acts only as an agent to pass on this cost. Cemig GT’s contribution to the CCC was 48.62% lower in 2Q09 than in 2Q08.

Energy Development Account – CDE

Payments of the CDE are specified by Aneel Resolution. They were 42.01% higher in 2Q09 than in 2Q08. Cemig GT merely passes through this cost, to Eletrobrás, after charging it to Free Consumers on their invoices for use of the grid.

The other deductions from revenue are for taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue.

Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 372,137 in 2Q09, 24.46% more than in 2Q08 (R$ 299,004). This variation mainly reflects increases in costs of Electricity bought for resale, Raw materials and inputs, Personnel expenses and Post-employment benefits.

The main year-on-year variations in these expenses were:

Personnel expenses

Personnel expenses totaled R$ 105,356 in 2Q09, 50.35% more than in 2Q08 (R$ 70,075). This arises from the salary increase of 7.26% given to employees in November 2008 and the provision of R$ 37,203 for the PDV Temporary Voluntary Retirement Program, in 2Q09. The increase was partially mitigated by the lower number of employees: 2,117 at the end of June 2009, vs. 2,193 at the end of June 2008.

Post-employment obligations

The expense on post-employment obligations in 2Q09 totaled R$ 7,333, 38.91% more than in 2Q08 (R$ 12,004). This expense basically consists of interest on the actuarial liabilities of Cemig GT, net of expected return on assets held by the pension plans, estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made to the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Raw materials and inputs for generation

This expense in 2Q09 totaled R$ 4,070, 79.57% less than in 2Q08 (R$ 19,922). The variation is due to purchase of fuel for the Igarapé plant in 2008, which came into operation due to low reservoir levels.

Electricity bought for resale

The expense on this account in 2Q09 was R$ 43,724, 1,060.40% more than the expense of R$ 3,768 in 2Q08. This reflects higher purchase and sale of electricity in 2009.

Charges for use of the transmission grid

Expenses on charges for the use of the transmission grid were R$ 70,120 in 2Q09, 8.26% higher than in 2Q08 (R$ 64,768). This expense refers to the charges payable by electricity distribution and generation agents for use of the facilities that are components of the basic grid, as set by an Aneel Resolution.

Depreciation and amortization

The expense on depreciation and amortization was similar in the two periods: R$ 56,789 in 2Q09 and R$ 54,570 in 2Q08.

Financial revenues (expenses)

	2Q09	2Q08	Change, %
RECEITAS FINANCEIRAS
Revenue from cash investments	34,491	29,447	17.13
Arrears penalty payments on electricity bills	272	3,104	(91.24)
Monetary updating on General Agreement for the Electricity Sector	1,008	9,118	(88.94)
FX variations	18,858	6,888	173.78
Pasep and Cofins taxes on financial revenues	(96)	(842)	(88.60)
Gains on financial instruments	1,049	1,176	(10.80)
Adjustment to present value	317	8,071	(96.07)
Other	5,467	21,546	(74.63)
	61,366	78,508	(21.83)
FINANCIAL EXPENSES
Charges on loans and financings	(71,682)	(84,578)	(15.25)
Monetary updating – CCEE	(1,481)	—	—
FX variations	(6)	7,807	—
Losses on financial instruments	(28,076)	(14,206)	97.63
Provision for losses on recovery of Extraordinary Tariff Recomposition – RTE	(416)	(7,397)	(94.38)
Adjustment to present value	(2,464)	(1,603)	53.71
Other	(273)	(3,019)	(90.96)
	(104,398)	(102,996)	1.36
	(43,032)	(24,488)	75.73

Financial revenue (expenses) in 2Q09 was significantly different from 2Q08: Cemig GT posted financial expenses of R$ 24,488 in 2008, compared with financial expenses of R$ 43,032 in 2009. Main factors were:

•                  Revenue from cash investments R$ 5,044 higher in 1Q09, due to a higher volume of cash invested.

•                  Recognition of a net expense of R$ 2,147 in 2009, vs. a net revenue of R$ 6,468 in 2008, from adjustment to present value, in compliance with CVM Instruction 469 of May 2, 2008.

•                  Revenue from monetary updating on the General Agreement for the Electricity Sector R$ 8,110 lower – reflecting the reduction of the asset, due to receipt of amounts owed, through electricity invoices.

•                  Net loss on FX variations, net of the compensatory effects relating to financial instruments, of R$ 8,175 in 2009, which compares with a net gain of R$ 1,665 in 2008, arising basically on loans and financings in foreign currency, indexed mainly to the US dollar and the Yen.

Income tax and Social Contribution tax

Cemig GT’s expenses in 2Q09 on income tax and the Social Contribution tax in 2Q09 totaled R$ 172,140, on profit of R$ 630,140 before tax effects, a percentage of 27.32%. In 2Q08 the Company’s expenses on income tax and the Social Contribution tax were R$ 93,985, on profit of R$ 376,770 before tax effects, a percentage of 24.94%. Tax advantages of R$ 36,426 and R$ 31,269, in 2009 and 2008 respectively, resulted from payment of Interest on Equity.

**********************

INDEPENDENT AUDITORS’ REVIEW REPORT

To

The Board of Directors

Cemig Geração e Transmissão S.A.

Belo Horizonte - MG

1.     We have reviewed the Quarterly Financial Information — ITR of Cemig Geração e Transmissão S.A. (the Company) and the consolidated Quarterly Financial Information of the Company and its subsidiaries for the quarter ended June 30, 2009, comprising the balance sheet, the statements of income, changes in shareholders’ equity and of cash flows, the explanatory notes and management report, which are the responsibility of its management.

2.     Our review was conducted in accordance with the specific rules set forth by the IBRACON — The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council — CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company and its subsidiaries as to the main criteria adopted in the preparation of the Quarterly Financial Information — ITR; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company and its subsidiaries.

3.     Based on our review, we are not aware of any material modification that should be made in accounting information included in the Quarterly Financial Information — ITR described above, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information — ITR, including the Instruction CVM Nº 469/08.

4.     As mentioned in Note 2 to the financial information, the accounting practices adopted in Brazil have been changed in 2008 and the effects of the first time adoption were recognized of the Company and its subsidiaries on the fourth quarter of 2008 and disclosure in the financial statements for the year ended December 31, 2008. The statement of income, changes in shareholders’ equity and cash flow for the quarter ended June 30, 2008, presented in connection with the Quarterly Financial Information — ITR, did not change for comparison purposes, as permitted by Direct Release/CVM/SNC/SEP nº 02/2009 (Ofício Circular).

5.     As described in Notes 5, 12 and 17 to the financial information, Cemig Geração e Transmissão S.A. has assets and liabilities recorded in relation to transactions for the sale and purchase of energy and other transactions on the Electricity Trading Chamber (CCEE) (previously called “MAE”). These amounts were recorded on the basis of calculations prepared and published by the CCEE for transactions carried out to June 30, 2009, and may be changed as a result of decisions in current Court Proceedings brought by companies in the sector, in relation to the interpretation of the rules of the wholesale energy market in effect at the moment in which referred transactions are realized.

August 13, 2009

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG058176/O-0

**********************

15.         Quarterly Financial Information for the quarter ended June 30, 2009, Cemig Distribuição S.A.

BALANCE SHEETS

AT JUNE 30, 2009 AND MARCH 31, 2009

ASSETS

R$ ’000

	06/30/2009	03/31/2009
CURRENT
Cash and cash equivalents (Note 3)	262,031	483,827
Consumers and traders (Note 4)	1,466,741	1,384,982
Extraordinary Tariff Recomposition, and Portion “A” – (Note 6)	317,042	288,427
Concession holders – transport of energy	335,571	350,350
Taxes subject to offsetting (Note 8)	543,416	425,269
Anticipated expenses – CVA (Note 7)	613,760	542,899
Tax credits (Note 9)	184,465	167,574
Deferred Tariff Adjustment	—	14,644
Deposits linked to legal actions	33,790	183,531
Inventories	20,321	23,812
Others	178,658	163,048
TOTAL, CURRENT	3,955,795	4,028,363

NON-CURRENT
Non-current financial assets
Extraordinary Tariff Recomposition, and Portion “A” – (Note 6)	66,444	165,296
Anticipated expenses – CVA (Note 7)	487,623	612,396
Tax credits (Note 9)	182,230	203,483
Regulatory asset – PIS, Pasep and Cofins (Note 10)	46,240	46,240
Taxes subject to offsetting (Note 8)	57,351	57,351
Deposits linked to legal actions	307,992	258,799
Consumers and traders (Note 4)	9,202	10,416
Receivable from related parties (Note 26)	26,003	25,883
Other credits	28,252	27,665
	1,211,337	1,407,529

Investments	5,550	5,552
Property, plant and equipment (Note 11)	4,243,917	4,157,570
Intangible (Note 12)	223,282	224,151
TOTAL NON-CURRENT ASSETS	5,684,086	5,794,802
TOTAL ASSETS	9,639,881	9,823,165

The Explanatory Notes are an integral part of the Quarterly Information.

BALANCE SHEETS

AT JUNE 30, 2009 AND MARCH 31, 2009

LIABILITIES

R$ ’000

	06/30/2009	03/31/2009
CURRENT
Loans and financings (Note 15)	383,315	332,840
Debentures (Note 15)	20,436	36,123
Suppliers (Note 13)	557,805	545,397
Taxes, charges and contributions (Note 14)	394,360	453,337
Interest on Equity and dividends (Note 26)	521,484	682,227
Salaries and mandatory charges on payroll	285,407	134,990
Regulatory charges (Note 16)	310,735	286,887
Profit shares	37,492	28,594
Post-employment obligations (Note 17)	56,020	54,580
Regulatory liabilities – CVA (Note 7)	212,438	123,051
Regulatory liabilities – Tariff Review (Note 28)	203,615	264,626
Provision for losses on financial instruments (Note 27)	96,445	80,386
Others	251,318	267,490
TOTAL, CURRENT	3,330,870	3,290,528

NON-CURRENT
Loans and financings (Note 15)	1,447,042	1,646,730
Debentures (Note 15)	739,155	735,467
Contingency provisions (Note 18)	71,144	69,973
Suppliers (Note 13)	1,095	906
Post-employment obligations (Note 17)	814,826	823,773
Taxes, charges and contributions (Note 14)	317,215	254,321
Regulatory liabilities – CVA (Note 7)	410,709	459,201
Regulatory charges (Note 16)	7,679	15,550
Other	11,952	10,371
TOTAL NON-CURRENT	3,820,817	4,016,292

STOCKHOLDERS’ EQUITY (Note 19)
Registered capital	2,261,998	2,261,998
Profit reserves	214,013	214,013
Retained earnings	12,183	40,334
STOCKHOLDERS’ EQUITY	2,488,194	2,516,345
TOTAL LIABILITIES	9,639,881	9,823,165

The Explanatory Notes are an integral part of the Quarterly Information.

INCOME STATEMENTS

FOR THE QUARTERS ENDED JUNE 30, 2009 AND 2008

(In R$ ’000, expect net profit per thousand shares)

	06/30/2009	06/30/2008
OPERATIONAL REVENUE
Gross supply of electricity (Note 20)	1,778,834	1,241,998
Revenue for use of the network – Captive Consumers (Note 20)	2,313,591	3,185,281
Revenue for use of the network – Free Consumers (Note 21)	538,187	655,825
Other operational revenues (Note 22)	37,229	37,180
	4,667,841	5,120,284
DEDUCTIONS FROM OPERATIONAL REVENUE (Note 23)	(1,892,516)	(2,008,372)
NET OPERATIONAL REVENUE	2,775,325	3,111,912
COST OF ELECTRICITY SERVICE
COST OF ELECTRICITY
Energy purchased for resale (Note 24)	(1,243,570)	(1,180,675)
Charges for the use of the basic transmission grid (Note 24)	(254,942)	(233,300)
	(1,498,512)	(1,413,975)
COST OF OPERATION (Note 24)
Personnel and managers	(332,098)	(359,959)
Post-employment obligations	(29,767)	(68,643)
Materials	(40,826)	(39,349)
Outsourced services	(221,218)	(177,882)
Depreciation and amortization	(157,634)	(189,173)
Operational provisions	(1,872)	(9,783)
Other	(52,094)	(30,475)
	(835,509)	(875,264)

TOTAL COST	(2,334,021)	(2,288,239)

GROSS PROFIT	441,304	822,673

OPERATIONAL COST (Note 24)
Selling expenses	(43,957)	(36,798)
General and administrative expenses	(227,248)	(63,988)
Other operational expenses	(22,316)	(15,017)
	(293,521)	(115,803)
PROFIT FROM THE SERVICE (Operational profit before Financial revenues and expenses)	147,783	706,870
NET FINANCIAL REVENUES (EXPENSES) (nota 25)	(7,261)	23,293

PROFIT BEFORE TAXATION AND PROFIT SHARES	140,522	730,163

Income tax and Social Contribution (Note 9b)	(87,093)	(244,850)
Income tax and Social Contribution – deferred (Note 9b)	86,058	35,711
Employees’ and managers’ profit shares	(51,102)	(33,748)
NET PROFIT FOR THE PERIOD	88,385	487,276
NET PROFIT PER THOUSAND SHARES, R$	39.07	215.42

The Explanatory Notes are an integral part of the Quarterly Information.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE QUARTELY AND THE SEMESTER ENDED ON JUNE 30, 2009

(In Thousand of Reais, expect for dividends and Interest on Equity per thousand shares)

	Registered	Profit	Retained
	capital	reserves	earnings	Total
BALANCE AT MARCH 31, 2009	2,261,998	214,013	40,334	2,516,345

Net profit for the period			48,051	48,051
Allocation of profits:
Interest on Equity (Note 19)			(76,202)	(76,202)
BALANCE AT JUNE 30, 2009	2,261,998	214,013	12,183	2,488,194

	Registered	Profit	Retained
	capital	reserves	earnings	Total
BALANCE AT DECEMBER 31, 2008	2,261,998	214,013	—	2,476,011

Net profit for the period			88,385	88,385
Allocation of profits:
Interest on Equity (Note 19)			(76,202)	(76,202)
BALANCE AT JUNE 30, 2009	2,261,998	214,013	12,183	2,488,194

The Explanatory Notes are an integral part of the Quarterly Information

STATEMENTS OF CASH FLOWS

FOR THE QUARTERS ENDED MARCH 31, 2009 AND 2008

R$ ’000

	06/30/2009	06/30/2008
FROM OPERATIONS
Net profit for the period	88,385	487,276
Expenses (Revenues) not affecting Cash and cash equivalents
Depreciation and amortization	162,938	191,801
Write-offs of fixed assets, net	7,032	10,457
Interest and monetary variations – Non-current	(30,785)	(21,174)
Deferred income tax and Social Contribution	(86,058)	(35,711)
Provisions for operational losses	28,686	35,499
Provision for losses on financial instruments	28,253	22,929
Post-employment obligations	45,879	74,337
	244,330	765,414
(Increase) reduction of assets
Consumers and traders	(141,128)	(9,408)
The Extraordinary Tariff Recomposition	138,904	160,460
Taxes subject to offsetting	(200,586)	(225,796)
Transport of energy	53,343	26,339
Deferred tariff adjustment	133,423	186,204
PIS and Cofins taxes	—	69,887
Other current assets	156,580	(170,256)
Payments into court	(95,160)	(3,220)
Anticipated expenses – CVA	(111,212)	(63,542)
Tax credits	131,021	36,063
Other	9,201	625
	74,386	7,356
Increase (reduction) of liabilities
Suppliers	(50,456)	(152,213)
Taxes and Social Contribution	34,709	178,250
Salaries and mandatory charges on payroll	86,778	(19,834)
Charges passed through to consumer	(16,338)	24,526
Loans and financings	(34,036)	(26,435)
Post-employment obligations	(61,363)	(83,455)
Regulatory liabilities – CVA	13,741	(29,208)
Regulatory liabilities – Tariff Review	203,615	(12,344)
Other	(86,495)	(21,384)
	90,155	(142,097)

CASH GENERATED BY OPERATIONS	408,871	630,673

FINANCING ACTIVITIES
Financings obtained
Short-term loans	6,050	118,485
Payments of loans and financings	(82,315)	(263,701)
Interest on Equity and dividends	(236,945)	(283,631)
CASH USED AT FINANCING ACTIVITIES	(313,210)	(428,847)

TOTAL INFLOW OF FUNDS	95,661	201,826

CAPITAL EXPENDITURE
On investments	—	(1,247)
In fixed assets	(323,122)	(304,767)
Special Obligations – consumer contributions	47,071	21,308
CASH USED AT INVESTMENTS ACTIVITIES	(276,051)	(284,706)

NET CHANGE IN CASH POSITION	(180,390)	(82,880)
STATEMENT OF CHANGES IN CASH POSITION
At start of the year	442,421	636,286
At end of the period	262,031	553,406
	(180,390)	(82,880)

The Explanatory Notes are an integral part of the Quarterly Information.

EXPLANATORY NOTES TO THE QUARTERLY INFORMATION (ITR)

JUNE 30, 2009

In R$ $ ’000, except where otherwise stated.

1) – OPERATIONAL CONTEXT

Cemig Distribuição S.A. (“Cemig D”, or “Cemig Distribution”, “the Company” or “Cemig Distribuição”) is a Brazilian corporation registered for listing with the Brazilian Securities Commission (CVM), and a wholly-owned subsidiary of Companhia Energética de Minas Gerais — Cemig (“Cemig”), created on September 8, 2004 and which started operating on January 1, 2005, as a result of the segregation of Cemig’s business activities. Its shares are not traded on any exchange.

Cemig Distribution has a concession area of 567,478 Km2, approximately 97% of the Brazilian State of Minas Gerais, serving 6,717,232 consumers as of June 30, 2009. (Information not reviewed by our external auditors).

2) – PRESENTATION OF THE QUARTERLY INFORMATION

2.1) Presentation of the Quarterly Information

The quarterly financial statements were prepared according to accounting principles adopted in Brazil, namely: the Brazilian Corporate Law; the Statements, Orientations and Interpretations issued by the Accounting Statements Committee; the rules of the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários); and rules of the specific legislation applicable to holders of electricity concessions, issued by the National Electricity Agency, ANEEL.

The quarterly information has been prepared according to accounting principles, methods and criteria that are uniform in relation to those adopted in the previous business year. In accordance with that, the quarterly information must be read with the financial information of the previous year.

2.2) Change in the Brazilian Corporate Law

Law 11.638/07 alters and repeals provisions, and creates new provisions, in the Brazilian Corporate Law, in the chapter relating to disclosure and preparation of financial statements. Among other aspects, this changes the criterion for recognition and valuation of certain assets and liabilities. The aim of these changes is to increase the transparency of financial statements of Brazilian companies and eliminate some regulatory barriers that were an obstacle to the process of convergence of these financial statements with International Financial Reporting Standards (IFRS).

Law 11.638/07 and Provisional Measuere 449/08 alters the Law 6.404/76 the aspects related to the Financial Statements.

In the Financial Statement of 2008, the Company has adopted for the first time the changes in the Brazilian Corporate Law made by Law 11.638 approved on December 28, 2007, with the respective changes made by the Provisional Measure 449 on December 3, 2008.

3) – CASH AND CASH EQUIVALENTS

	06/30/2009	03/31/2009
Bank accounts	38,270	62,530
Cash investments
Bank deposit certificates	217,509	413,035
Treasury Financial Notes (LFTs)	1,996	3,834
National Treasury Notes (LTNs)	3,767	68
Other	489	4,360
	223,761	421,297
	262,031	483,827

Cash investments consist of transactions carried out with Brazilian financial institutions, contracted on normal market conditions and under normal market rates. They have high liquidity and are promptly convertible into known amounts of cash, not being subject to a significant risk of change in value.

These financial investments are, principally, bank certificates of deposit and fixed income funds, remunerated, substantially, by percentages indexed to variation in the CDI (Interbank Certificate of Deposit) rate, varying between 101% and 103% of that rate.

4) – CONSUMERS AND TRADERS

	Balances	Up to 90	More than
	not yet	days past	90 days	Total
Consumer type	due	due	past due	06/30/2009	03/31/2009
Residential	338,239	144,426	122,972	605,637	607,559
Industrial	131,031	31,412	271,654	434,097	399,364
Commercial, services and others	174,778	42,972	92,168	309,918	296,333
Rural	56,223	14,691	22,820	93,733	81,733
Public authorities	35,835	4,523	45,688	86,047	81,824
Public illumination	40,713	2,820	20,024	63,557	50,647
Public service	50,481	1,673	10,248	62,402	52,731
Subtotal – Consumers	827,300	242,517	585,574	1,655,391	1,570,191
Wholesale supply to other concession holders	—	18	899	917	988
Provision for doubtful receivables	—	—	(189,567)	(189,567)	(186,197)
	827,300	242,535	396,906	1,466,741	1,384,982

Credits receivable from an industrial consumer in the amount of R$ 46,692, not paid due to an injunction that allowed this payment not to be made until final judgment of a legal action challenging the tariff increase during the Cruzado Economic Plan, by Ministerial Order 045/86, are recorded in the accounts. The Company expects these amounts to be received in full.

The provision made for doubtful credits is considered to be sufficient to cover any losses in the realization of these assets.

Receivables in the amount of R$ 8,770 are recorded in non-current assets (long-term receivables) at June 30, 2009 (R$ 10,416 at March 31, 2009), in relation to the renegotiation of receivables owed by Copasa (Minas Gerais Water Company) and other consumers.

5) – REGULATORY ASSETS AND LIABILITIES

The General Agreement for the Electricity Sector, signed in 2001, and the new regulations governing the electricity sector, result in the constitution of several regulatory assets and liabilities, and also in deferral of federal taxes applicable to these assets and liabilities (which are settled as and when the assets and liabilities are received and/or paid), as shown here:

	06/30/2009	03/31/2009
Assets
Extraordinary Tariff Recomposition, and “Portion A” – Note 6	383,486	453,723
Deferred tariff adjustment	—	14,644
PIS, Pasep and Cofins taxes – Note 10	46,240	46,240
Pre-paid expenses – CVA – Note 7	1,101,383	1,155,295
Low-income subsidy (1)	35,904	129,454
Other regulatory assets	13,165	18,342
	1,580,178	1,817,698
Liabilities
Regulatory liabilities – CVA (Note 7)	(623,147)	(582,252)
Review of the tariff for use of the distribution network (TUSD)	(10,760)	(14,444)
Exposure in CCEAR contracts between Sub-markets	(17,147)	(22,285)
Financial “bubble” effect corrected by the IGP-M inflation index (pro rata)	(80,375)	(104,458)
Financial adjustment relating to 2008 Tariff Review	(123,240)	(160,167)
	(4,278)	(5,736)
	(858,947)	(889,342)

Taxes, charges and contributions – Deferred liabilities (Note 14)	(15,722)	(22,055)
	(874,669)	(911,397)
	705,509	906,301

(1) These items refer to government social programs.

6) – THE EXTRAORDINARY TARIFF RECOMPOSITION, AND “PORTION A”

a) The Extraordinary Tariff Recomposition

Resolution 91 of the Emergency Electricity Council (GCE), of December 21, 2001 and Law 10438 of April 26, 2002, established the procedures for implementation of the Extraordinary Tariff Recomposition (RTE), coming into force on December 27, 2001. The tariff adjustments were set by Resolution 130 of the GCE, on April 30, 2002, as follows:

•                       Adjustment of 2.90% for consumers in the residential classes (excluding low-rental consumers), and the rural, public-illumination and industrial high-voltage consumer classes for whom the cost of electricity represents 18.00% or more of the average cost of production and which meet certain requirements related to load factor and electricity demand, specified in the Resolution.

•                       Increase of 7.90% for other consumers.

The RTE described above is being used to compensate the following items:

•                       Losses of invoiced sales revenue in the period from June 1, 2001 to February 8, 2002, corresponding to the difference between estimated revenue if the rationing program had not been put in place and the actual revenue while the program was in place, according to a formula published by ANEEL. Calculation of this value did not take into account any losses from default by consumers.

•                       Passthrough to the generators who bought energy in the MAE — which was succeeded in 2004 by the Electricity Sale Chamber (the “CCEE/MAE”) – in the period from June 1, 2001 to February 28, 2002, with price in excess of R$ 49.26/MWh (“free energy”).

The period of validity of the RTE, of 74 months, expired in February 2008, and the Company made a write-off as a loss, of R$ 93,935 as a result of this period not having been sufficient for receipt of all the assets relating to the losses suffered in the rationing period.

b) “Portion A”

The items of “Portion A” are defined as being the sum of the differences, positive or negative, in the period January 1 to October 25, 2001, between the amounts of the non-manageable costs presented on the basis of the calculation for determination of the last annual tariff adjustment and the disbursements which effectively took place in the period.

The recovery of “Portion A” was begun in March 2008, shortly after the end of the period of validity of the RTE, using the same mechanisms of recovery, that is to say, the adjustment applied in the tariffs for compensation of the amounts of the RTE continued in force, for compensation of the “Portion A” items.

The “Portion A” credits are updated by the variation in the Selic rate up to the month in which they are actually offset.

As and when amounts of “Portion A” are received through the tariff, Cemig D transfers those amounts from Assets to the Income statement. The amounts transferred in the first quarter of 2009 are as follows:

	For the periods ended on:
	06/30/2009	31/03/2009
Amounts transferred to expenses
Energy bought for resale	93,758	45,408
CCC	41,516	20,107
RGR – Global Reversion Reserve	4,149	2,009
Tariff for transport of electricity from Itaipu	1,601	775
Tariff for use of national grid transmission facilities	10,723	5,193
Financial compensation for use of water resources	3,682	1,784
Connection – Realization of “Portion A”	226	110
Electricity service inspection charge	388	188
	156,043	75,574

Composition of the balances of “Portion A”

	06/30/2009			03/31/2009
	Principal	Updated by Selic	Total	Total
Compensation for items of “Portion A” (3)	245,299	561,695	806,994	796,762
Amounts raised		(423,508)	(423,508)	(343,039)
Total of “Portion A”	245,299	138,187	383,486	453,723

Current assets			317,042	288,427
Non-current assets			66,444	165,296

7) – ANTICIPATED EXPENSES AND REGULATORY LIABILITIES — CVA

The balance on the Account to Compensate for Variation of “Portion A” items (CVA) refers to the positive and negative variations between the estimate of Cemig’s non-manageable costs, used for deciding the tariff adjustment, and the payments actually made. The variations ascertained are compensated in the subsequent tariff adjustments.

	Balance on	Amounts	Amortization	Monetary	Balance on
	03/31/2009	deferred (1)	(2)	updating (3)	06/30/2009
Energy bought for resale	258,612	(13,717)	(30,231)	5,718	220,382
CCC	55,792	(35,408)	(11,227)	942	10,099
Charge for System Service (ESS)	167,368	15,432	(26,095)	3,368	160,074
Tariff for transport of electricity from Itaipu	7,970	132	(741)	129	7,490
Tariff for use of national grid transmission facilities	42,209	917	(2,509)	558	41,175
Financial compensation for use of water resources	2,587	—	—	—	2,587
Energy Development Account (CDE)	18,336	1,020	(208)	238	19,386
Alternative Energy Program – Proinfa	20,169	—	(3,546)	421	17,043
	573,043	(31,624)	(74,557)	11,374	478,236

	06/30/2009	03/31/2009
Current assets	613,760	542,899
Non-current assets	487,623	612,396
Current assets	(212,438)	(123,051)
Non-current liabilities	(410,709)	(459,201)
	478,236	573,043

(1)     This refers to the portion of the non-controllable costs that comprise the CVA and which were not included in revenue, and therefore excluded from the income statement.

(2)     This refers to the non-controllable costs included in the CVA which were transferred to the income statement since they are included in the company’s revenues.

(3)     This refers to the updating by the variation in the Selic rate between the date of payment of the expense and its actual offsetting in the tariff adjustment.

8) – TAXES SUBJECT TO OFFSETTING

	06/30/2009	03/31/2009
Current
ICMS rebates	129,049	122,646
Income tax	262,877	206,139
Social Contribution	141,270	89,008
Cofins tax	7,977	5,776
Pasep tax	1,728	1,251
Other	515	449
	543,416	425,269
NON-CURRENT
ICMS rebates	57,351	57,351
	600,767	482,620

The balances of income tax and Social Contribution refer to tax credits in corporate income tax returns of previous years, and payments made in 2009, which will be offset in the Income Tax and Social Contribution payable in 2009, recorded in the line Taxes and contributions.

The credits of ICMS recoverable arise from acquisitions of fixed assets and are offset in 48 months.

The Company filed a consultation with the Minas Gerais State Tax Department for clarification of questions related to the use of part of the ICMS credits recorded in Long-term assets, and the response is awaited in the third quarter of 2009, when their offsetting will be commenced.

9) – TAX CREDITS

a) Deferred income tax and Social Contribution

The company has tax credits posted in current and non-current assets of income tax, constituted at the rate of 25.00%, and Social Contribution, at the rate of 9.00%, as follows:

	06/30/2009	03/31/2009
Tax credits on temporary differences:
Post-employment obligations	68,577	69,191
Provision for doubtful receivables	72,313	71,168
Contingency provisions	23,963	23,745
Financial instruments	43,317	37,585
Regulatory liabilities – Tariff Review	67,052	87,143
FX variation	78,740	75,398
Other	12,733	6,827
	366,695	371,057

Current assets	184,465	167,574
Non-current assets	182,230	203,483

At its meeting on February 12, 2009, the Board of Directors approved the technical study prepared by the CFO’s department on the forecasts for future profitability adjusted to present value, which show capacity for realization of the deferred tax asset in a maximum period of 10 years, as defined in CVM Instruction 371. This study was also submitted to examination by Cemig’s Audit Board on February 05, 2009.

In accordance with Cemig D’s estimates, future taxable profits enable the deferred tax asset existing on June 30, 2009 to be realized according to the following estimate:

06/30/2009
June - December 2009	126,224
2010	116,481
2011	28,385
2012	28,385
2013	28,386
2014 to 2016	25,118
2017 and 2019	13,716
366,695

b) Reconciliation of the expense on income tax and Social Contribution:

The reconciliation of the nominal expense on income tax (rate 25%) and Social Contribution (rate 9%) with the actual expense shown in the Income Statement is as follows:

	06/30/2009	06/30/2008
Profit before income tax and Social Contribution	140,522	730,163
Income tax and Social Contribution – nominal expense	(47,777)	(247,767)
Tax effects applicable to:
Employees’ profit shares	17,375	10,986
Tax incentive amounts	3,559	4,679
Interest on Equity	25,909	25,538
Non-deductible contributions and donations	(1,777)	(3,361)
Tax credits not recognized	446	562
Other	1,230	224
Income tax and Social Contribution – effective expense	(1,035)	(209,139)

c) Transition Taxation Regime:

Provisional Measure 449/2008, of December 3, 2008, instituted the Transition Taxation Regime (RTT), which aims to neutralize the impacts of the new accounting methods and criteria introduced by Law 11.638/07, in calculation of the taxable amounts for federal taxes.

Application of the RTT is optional for the year 2009, and applies to corporate entities subject to Corporate Income Tax (“IRPJ”), in accordance with the two tax reporting methods: real profit or presumed profit. The taxpayer must choose an option to adopt the RTT in the Corporate Tax Return (“DIPJ”) for 2009, this regime being optional for 2009. Starting in 2010, adoption of the RTT becomes obligatory, until the law that disciplines the tax effects of the new accounting methods and criteria comes into effect.

For the companies that adopt the RTT, it has been established that the changes introduced by Law 11638/07, as amended by MP 449/08, which change the criteria for recognition of revenues, costs and expenses computed in calculation of the net profit for the period, do not have effect for the purposes of calculating the real profit of the legal entity, but the accounting methods and criteria in effect on December 31, 2007 are used for tax purposes.

Based on an initial assessment, the Company has reflected the effects of adoption of the RTT in its accounting statements. Additionally, by November 30, 2009 it will have to prepare its Transition Accounting Tax Control (FCONT), which was created by Brazilian Federal Revenue Service Normative Instruction 949/2009.

10) – REGULATORY ASSET — PIS/PASEP AND COFINS

Federal Laws 10637/02 and 10833/03 changed the bases of application, and increased the rate, of the PIS, Pasep and Cofins taxes. As a result of these alterations there was an increase in PIS/Pasep expenses from December 2002 to March 2005 and in expenses on the Cofins tax from February 2004 to June 2005.

In view of the fact that this increase in the expense should be repaid to the company, the credits were registered, in accordance with a criterion defined by ANEEL, as a regulatory asset and there was a counterpart reduction in the expense on PIS/Pasep and Cofins taxes.

The Company expects this asset to be recovered in the next forthcoming tariff adjustments.

11) – FIXED ASSETS

Total fixed assets

		Accumulated
		depreciation
		and	Net value	Net value
	Historic cost	amortization	06/30/2009	31/12/2009
In service	10,108,893	(4,669,026)	5,439,867	5,518,712
- Distribution	9,838,154	(4,476,844)	5,361,310	5,438,005
Lands	17,865	—	17,865	17,866
Buildings, works and improvements	246,397	(130,718)	115,679	114,638
Machines and equipment	9,503,701	(4,296,875)	5,206,827	5,282,409
Vehicles	59,740	(39,059)	20,681	22,829
Furniture and utensils	10,451	(10,192)	258	263
- Management	270,739	(192,182)	78,557	80,707
Lands	1,028	—	1,028	950
Buildings, works and improvements	43,535	(26,657)	16,878	17,216
Machines and equipment	177,832	(121,995)	55,837	57,367
Vehicles	28,247	(24,810)	3,437	3,765
Furniture and utensils	20,097	(18,720)	1,377	1,409
In progress	1,292,669	—	1,292,669	1,133,750
- Distribution	1,182,378	—	1,182,378	1,031,622
- Management	110,291	—	110,291	102,128
Total fixed assets	11,401,562	(4,669,026)	6,732,536	6,652,462
Special Obligations linked to the concession	(2,634,314)	145,695	(2,488,619)	(2,494,892)
Net fixed assets	8,767,248	(4,523,331)	4,243,917	4,157,570

Special Obligations refers to the contributions by consumers for execution of the undertakings necessary to comply with requests for retail supply of electricity, and any settlement of these obligations depends on the will of ANEEL, at the termination of Distribution concessions, upon reduction of the residual value of the Fixed Asset for the purposes of determining the value that the Concession-granting Power will pay to the concession holder.

Under ANEEL Resolution 234 of October 2006, the balances of the “Special Obligations” linked to assets will now be amortized as from the second cycle of tariff reviews, which in the case of Cemig is from April 8, 2008, at a rate yet to be set by ANEEL, corresponding to the average rate of the assets in service.

12) – INTANGIBLE

		Accumulated	Net value,	Net value
	Historic cost	amortization	06/30/2009	03/31/2009
In service	130,720	(84,279)	46,441	49,926
- Distribution	11,407	(530)	10,877	10,878
- Management	119,313	(83,749)	35,564	39,048
In progress	176,841	—	176,841	174,225
- Distribution	48,911	—	48,911	48,775
- Management	127,930	—	127,930	125,450
Intangible, net	307,561	(84,279)	223,282	224,151

13) – SUPPLIERS

	06/30/2009	03/31/2009
Current
Wholesale supply and transport of electricity -
Eletrobrás – energy from Itaipu	152,306	182,139
Furnas	52,924	52,014
CCEE	25,850	11,677
Cemig Geração e Transmissão S.A.	51,272	46,686
CHESF – Cia. Hidroelétrica do São Francisco	25,967	25,437
CESP – Cia. Energética de São Paulo	17,481	17,584
CEEE – Cia. Estadual de Energia Elétrica	13,451	13,403
Other generators and distributors	101,303	102,834
	440,554	451,774
Materials and services	117,251	93,623
	557,805	545,397

Non Current
Wholesale supply and transport of electricity -
Other generators and distributors	1,095	906
	558.900	546.303

14) – TAXES, CHARGES AND CONTRIBUTIONS

	06/30/2009	03/31/2009
CURRENT
Income tax	70,935	92,995
Social Contribution	26,350	34,066
ICMS tax	228,995	233,911
Cofins tax	25,373	40,301
Pasep tax	5,503	8,744
Social security system	11,267	11,152
Other	10,215	10,112
	378,638	431,281
Deferred obligations
Income tax	11,560	15,221
Social Contribution	4,162	5,480
Cofins tax	—	1,113
Pasep tax	—	242
	15,722	22,056
	394,360	453,337
NON-CURRENT
Cofins tax	154,726	115,771
Pasep tax	33,592	25,134
	188,318	140,905
Deferred obligations
Income tax	94,777	83,394
Social Contribution	34,120	30,022
	128,897	113,416
	317,215	254,321

The current deferred obligations are the regulatory assets and liabilities linked to the General Agreement for the Electricity Sector and other regulatory matters, and are owed as and when these assets and liabilities are realized.

The non-current obligations for Pasep and Cofins taxes refer to the legal action challenging the constitutionality of the inclusion of ICMS tax in the taxable amount for these taxes, and applying for offsetting of the amounts paid in the last 10 years. The Company has obtained an injunction from the judiciary enabling it not to make the payment and authorizing payment into Court starting from 2008, in amount of R$173,289.

The non-current deferred obligations for income tax and Social Contribution refer, substantially, to the recognition of financial instruments (FX variation, and hedge transactions) by the cash method, which are payable as and when realized, by payment or redemption, and to the marking to market of financial instruments, and adjustment to present value, implemented by the change in the Corporate Law, to be reversed as and when realized.

15) – LOANS, FINANCINGS AND DEBENTURES

			06/30/2009				03/31/2009
	Principal	Annual cost			Non-
FINANCING SOURCES	maturity	(%)	Currency	Current	current	Total	Total

FOREIGN CURRENCY
ABN AMRO Bank - N. (2)	2013	6.00	US$	24,525	73,185	97,710	117,670
ABN AMRO Real S.A. (3)	2009	6.35	US$	7,392	—	7,392	17,709
Banco do Brasil S.A. – Various bonds (1)	2024	Diversas	US$	10,564	61,543	72,107	95,345
B.N.P. – Paribas	2010	Libor + 1.875	US$	9,648	—	9,648	17,535
KFW	2016	4.50	EURO	1,807	11,746	13,553	16,426
UNIBANCO S.A (4)	2009	5.50	US$	4,005	—	4,005	4,817
UNIBANCO S.A (4)	2009	5.00	US$	9,958	—	9,958	11,962
Debt in foreign currency				67,899	146,474	214,373	281,464

BRAZILIAN CURRENCY
Banco do Brasil S.A	2009	111.00 do CDI	R$	60,662	—	60,662	59,099
Banco do Brasil S.A	2013	CDI + 1.70	R$	4,095	16,865	20,960	22,146
Banco do Brasil S.A	2013	107.60 do CDI	R$	1,539	96,000	97,539	108,108
Banco do Brasil S.A	2014	104.1 do CDI	R$	5,303	300,000	305,303	316,708
Banco Itaú – BBA	2013	CDI + 1.70	R$	26,133	112,105	138,238	145,903
Banco Itaú – BBA	2014	CDI + 1.70	R$	215	3,473	3,688	3,587
Banco Votorantim S.A.	2010	113.50 do CDI	R$	13	29,248	29,261	30,248
Banco Votorantim S.A.	2013	CDI + 1.70	R$	16,570	82,805	99,375	100,520
Bradesco S.A.	2013	CDI + 1.70	R$	54,003	192,711	246,714	267,137
Debentures (5)	2014	IGP-M + 10.50	R$	2,403	302,003	304,406	329,630
Debentures (5)	2017	IPCA+7.96	R$	18,033	437,152	455,185	441,959
Eletrobrás	2023	UFIR + 6.00 a 8.00	R$	40,130	306,745	346,875	357,046
Large consumers	2011	Diversas	R$	2,789	2,530	5,319	5,338
Santander do Brasil S.A.	2013	CDI + 1.70	R$	11,263	38,930	50,193	51,526
UNIBANCO S.A.	2013	CDI + 1.70	R$	19,674	119,156	138,830	141,201
Banco do Nordeste do Brasil	2010	TR+7.30	R$	72,897	—	72,897	89,377
Finep	2010	U4.00	R$	130	—	130	163
Debt in Brazilian currency				335,852	2,039,723	2,375,575	2,469,696
Overall total				403,751	2,186,197	2,589,948	2,751,160

(1)	Interest rates vary: 2.00 to 8.00% p.a.; six-month Libor plus spread of 0.81 to 0.88% p.a.
(2) to (4)	“Swaps” for exchange of rates were contracted. The following are the rates for the loans and financings taking the swaps into account:
(2) CDI + 2.00% p.a.; (3) CDI + 2.12% p.a.; and (4) CDI + 3.01% p.a.
(5)	Nominal, unsecured, book-entry debentures not converted into shares, without preference.

The composition of loans, by currency and indexor, with the respective amortization is as follows:

								2016 em
	2009	2010	2011	2012	2013	2014	2015	diante	Total
Currency
US dollar	32,293	38,421	33,639	31,197	28,755	2,180	—	34,335	200,820
Euro	904	1,807	1,807	1,807	1,807	1,807	1,807	1,807	13,553
	33,197	40,228	35,446	33,004	30,562	3,987	1,807	36,142	214,373
Indexors
IPCA (Expanded Consumer Price Index)	18,033	—	—	—	—	—	145,717	291,435	455,185
IGP-M inflation index	2,403	—	—	—	—	302,003	—	—	304,406
Ufir (Fiscal Reference Unit)	20,138	42,652	48,055	44,574	38,926	37,594	35,665	79,272	346,875
Interbank CD rate - CDI	90,342	197,173	168,793	267,594	365,992	100,868	—	—	1,190,763
TR	35,149	37,748	—	—	—	—	—	—	72,897
Outher	2,855	97	66	405	405	713	355	553	5,449
	168,920	277,670	216,914	312,573	405,323	441,178	181,737	371,260	2,375,575
	202,117	317,898	252,360	345,577	435,885	445,165	183,544	407,402	2,589,948

The principal currencies and indexors used for monetary updating of the loans, financings and debenture had the following variations:

	Change in			Change in
	quarter ended	Accumulated		quarter ended	Accumulated
	06/30/2009	change in 2008		06/30/2009	change in 2008
Currency	%	%	Indexors	%	%
US dollar	(15,70)	(16,49)	IGP-M	(0,32)	(1,24)
Euro	(10,99)	(15,39)	FINEL	(0,06)	(0,25)
			SELIC	2,39	5,36
			CDI	2,34	5,29

The movement on loans, financings and debentures is as follows:

BALANCES AT MARCH 31, 2008	2.751.160
Monetary and FX variation	2.309
Financial charges provisioned	(36.116)
Capitalization	58.168
Financial charges paid	1.753
Amortization of financings	(135.572)
Balance on 30 June 2009	(51.754)
2.589.948

Restrictive covenant clauses

Cemig and its subsidiaries have loans and financings with restrictive covenant clauses.

Description of the restrictive covenant	Index required

Debt / Ebitda	Less than or equal to 2.5
Debt / Ebitda	Less than or equal to 3.36
Net debt / Ebitda	Less than or equal to 3.25
Current debt / Ebitda	Less than or equal to 90%
Debt / (Stockholders’ equity + Debt)	Less than or equal to 53%
Ebitda / Costs of debt	Greater than or equal to 2.8
Ebitda / interest	Greater than or equal to 3.0
Ebitda / Financial revenues	Greater than or equal to 2.0
Capital expenditure / Ebitda	Less than or equal to 60%

Net debt =	Total debt, less cash position, less tradable securities.
Ebitda =	Earnings before interest, taxes (on profit), depreciation and amortization. Specific criteria for the calculation of Ebitda are made in some contracts, with some variations from the formula mentioned.

Some of these restrictive covenants were not complied with, as follows:

Description of the restrictive covenant	Index required	Position on 30.06.2009
Capital expenditure / Ebitda	Less than or equal to 60%	95.78%
Debt / Ebitda	Less than or equal to 3.36	3.51
Ebitda / Costs of debt	Greater than or equal to 2.8	2.66
Debt / Ebitda	Less than or equal to 2.5	2.76

The company obtained waivers from its creditors, consenting that they would not exercise their rights to demand immediate or early payment of amounts owed up to December 31, 2009. The financings are classified in Current and Non-current liabilities, in accordance with the original terms of the contract, in view of these consents having been obtained.

16) – REGULATORY CHARGES

	06/30/2009	03/31/2009

Global Reversion Reserve – RGR	19,235	20,985
CCC – Fuel Consumption Account	18,279	14,703
Energy Development Account – CDE	28,658	28,658
Eletrobrás – Compulsory loan	1,207	1,207
ANEEL inspection charge	1,874	2,026
National Scientific and Technological Development Fund	2,468	1,461
Energy efficiency	159,439	150,172
Research and development	86,020	82,494
Energy system expansion research	1,234	731
	318,414	302,437

Current assets	310,735	286,887
Non-current liabilities	7,679	15,550

17) – POST-EMPLOYMENT OBLIGATIONS

The company became one of the sponsors of the Forluz pension fund (Fundação Forluminas de Seguridade Social), a non-profit institution, with a contributing percentage of 72.45%, the figure being decided based on the allocation of employees in the company in December 2004, with the aim of providing to its associates and participants and their dependents a complementary retirement pension, in accordance with the private pension plan to which they are linked.

Forluz makes the following supplementary pension benefit plans available to its participants:

Mixed Social Security Benefits Plan (“Plan B”): A defined-contribution plan in the phase of accumulation of funds, for retirement benefits for normal time of service and defined-benefit coverage for disability or death of the active participant, and also on receipt of benefits for time of contribution. The contributions of the Sponsor are equal to the basic monthly contributions of the participants, and this is the only plan open for joining by new participants.

The contribution of the Sponsors to this plan is 27.52% for the portion with defined benefit characteristics, relating to the coverage for invalidity or death for the active participant, and this is used for amortization of the defined obligation through an actuarial calculation. The remaining 72.48%, relating to the portion of the plan with defined-contribution characteristics, goes to the nominal accounts of the participants and is recognized in the income statement for the year by the cash method, under Personnel expenses.

Hence the obligations for payment of supplementary pension benefits under the Mixed Plan, with characteristics of defined contribution, and their respective assets, in the amount of R$ 1,723,087, are not presented in this Explanatory Note.

Pension Benefits Balances Plan (“Plan A”): This includes all the active and assisted participants who opted to migrate from the previous Defined Benefit Plan, and are entitled to a proportional benefit by balances. In the case of the assets, this benefit was deferred to the retirement date.

Defined Benefit Plan: This is the benefit plan adopted by Forluz up to 1998, through which the average real salary of the last three years of activity of the employee in the Sponsor companies is complemented in relation to the amount of the Official Social Security benefit. On December 31, 2008, 6 active employees and 45 retirees or pension holders were inscribed in this plan.

Cemig Distribution also maintains, independently of the plans made available by Forluz, payments of part of the life insurance premium for the retirees, and contributes to a health plan for the employees, retirees and dependents, administrated by Forluz.

Amortization of actuarial obligations

Part of the actuarial obligation for post-employment benefits, in the amount of R$ 670,352 on 30 June 2009 (R$ 676,052 on March 31, 2009), was recognized as an obligation payable by the Company and is being amortized by June 2024, through monthly installments calculated by the system of constant installments (the so-called “Price” table). The amounts are adjusted by the IPCA Inflation Index (Amplified National Consumer Price Index) published by the Brazilian Geography and Statistics Institute (IBGE) plus 6% per year.

The liabilities and expenses recognized by Light in connection with the Supplementary Retirement Plan, Health Plan and Life Insurance Plan are adjusted in accordance with the terms of CVM Decision CVM 371 and an Opinion prepared by independent actuaries. Thus, the financial updating, and the use of a surplus for amortization of the debt obligation agreed with Forluz, mentioned in the previous paragraphs, did not produce accounting effects in the income statement of Cemig Distribution. The last actuarial valuation was effected in relation to the base date December 31, 2008.

The movement in the net liabilities has been as follows:

	Pension plans
	and
	supplementary	Health		Life
	retirement plans	Plan	Dental Plan	Insurance	Total
Net liabilities on March 31, 2009	291,657	258,104	11,993	316,599	878,353
Expense (revenue) recognized in the income statement	1,791	13,124	812	7,212	22,939
Contributions paid	(23,313)	(9)	(130)	(6,994)	(30,446)
Net liabilities on June 30, 2009	270,135	271,219	12,675	316,817	870,846

Current liabilities	56,020	—	—	—	56,020
Non-current liabilities	214,115	271,219	12,675	316,817	814,826

18) – CONTINGENCY PROVISIONS

The company makes contingency provisions for legal actions in which the chance of loss is rated “probable”.

	Balance on			Balance on
	03/31/2009	Additions	Write-offs	06/30/2009
Labor-law contingencies
Various	7.311	326	—	7.637

Civil
Personal damages	8.033	—	(883)	7.150
Tariff increases	1.068	948	—	2.016
Other	8.920	—	(195)	8.725

Regulatory
ANEEL administrative proceedings	44.641	975	—	45.616
Total	69.973	2.249	(1.078)	71.144

ANEEL administrative proceedings

On January 9, 2007, ANEEL notified Cemig Distribuição S.A. that it considered certain criteria adopted by the company in calculation of the revenue from the subsidy for low-income consumers to be incorrect, questioning the criteria for identification of the consumers who should receive the benefit and also the calculation of the difference to be reimbursed by Eletrobrás, in the estimated amount of R$ 143,000. The Company has made a provision corresponding to the loss that it considers probable in this dispute, in the amount of R$ 45,616.

Tariff increases

Several industrial consumers filed actions against Cemig, the parent company of Cemig Distribution, seeking reimbursement for the amounts paid as a result of the tariff increase during the federal government’s economic stabilization plan known as the “Cruzado Plan” in 1986, alleging that the said increase violated the control of prices instituted by that plan. The Company estimates the amounts to be provisioned based on the disputed billed amounts and based on recent court decisions. The approximate total of the exposure in this matter, in management’s view, is R$ 95,969, of which the greater part is provisioned in the holding company.

Legal actions with risk of loss classified as “possible”

Additionally, there are legal actions of a regulatory, civil or tax nature in progress, the chances of loss in which have been estimated as “possible”. These are periodically reassessed, and do not require the constitution of a provision in the income statement. They are as follows:

ICMS tax – Low-income consumers

The company receives a subvention from Eletrobrás in relation to the discounts given to low-income consumers. The Minas Gerais State office of the Federal Tax Authority served an infringement notice on Cemig, on the argument that the subsidy should be subject to the ICMS tax (a value added tax charged by states on invoices for services). The potential for loss in this action is R$ 137.808, not including the ICMS tax that might be claimed by the tax authority relating to the period subsequent to the infringement notice. No provision was constituted for the result of this dispute, since the company believes the legal obligation is non-existent and that it has arguments on the merit for defense against this demand. The chance of loss in this action is rated “possible”.

Social Security and tax obligations – on the indemnity paid for the “Anuênio”.

In 2006 Cemig Distribution paid an indemnity to the employees in the amount of R$ 127,058, in exchange for the rights to future payments known as the “Anuênio” which would be incorporated into salaries. The company did not withhold (for payment to the government) income tax and social security contribution on these payments because it considered that these obligations are not applicable to amounts paid as indemnity. However, to avoid the risk of a future fine arising from a different interpretation by the federal tax authority and the National Social Security Institution, the company decided to file for orders of mandamus to allow payment into Court of the amount of any obligations, in the amount of R$ 87,268. These are posted in Deposits connected to legal actions (Payments into Court). The Company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions.

Contingencies of the Holding Company

Cemig, the controlling company of Cemig Distribution, is fighting court actions for which it rates the chance of loss as “possible” or “remote”. A negative ruling on these lawsuits could impact the businesses of Cemig Distribution. The main actions that have this characteristic are described below:

•                  Several consumers and the Public Prosecutor of the State of Minas Gerais have brought civil actions against Cemig contesting tariff adjustments applied in previous years, including the Extraordinary Tariff Recomposition, and the inflation index used to increase the electricity tariff in April 2003. Reimbursement was claimed for twice such amounts as come to be considered as erroneously charged by the Company. The company believes it has arguments on the merit for a legal defense and thus has not made a provision for these actions.

•                  Cemig is defendant in legal proceedings challenging the criteria for measurement of amounts to be charged in relation to the contribution for public illumination, in the total amount of approximately R$ 898.476. The Company believes that it has arguments on the merit for defense in this dispute and as a result has not constituted provision for this action. Expectation of loss in this action is classified as “possible”.

19) – STOCKHOLDERS’ EQUITY

At June 30, 2009, Cemig Distribuição has registered capital of R$ 2,261,998, represented by 2,261,997,787 nominal common shares, without par value, wholly owned by Cemig.

At a meeting on June 25, 2009 the Board of Directors of Cemig approved payment of Interest on Equity in substitution of the obligatory dividend for the year 2009, in the amount of R$ 76,202, to be paid in the year 2010. The tax benefits arising for the payment of Interest on Equity were R$ 25,909, recognized in the period ended in June, 30, 2009.

20) - GROSS REVENUE FROM RETAIL SUPPLY OF ELECTRICITY, AND REVENUE FOR USE OF THE NETWORK – CAPTIVE CONSUMERS

The breakdown for retail supply of electricity, by type of consumer, is as follows:

	(Not reviewed by independent auditors)
	Number of consumers		MWh		R$
	06/30/2009	06/30/2008	06/30/2009	06/30/2008	06/30/2009	06/30/2008
Residential	5,522,893	5,291,346	3,861,611	3,535,750	1,733,330	1,828,561
Industrial	74,978	75,417	2,359,926	2,563,257	784,424	844,164
Commercial, services and others	592,388	573,523	2,313,455	2,178,091	970,326	999,925
Rural	459,405	562,768	970,374	954,726	230,559	267,932
Public authorities	55,441	53,079	348,059	343,820	143,207	152,325
Public illumination	2,887	2,782	530,750	525,774	129,263	141,548
Public service	8,406	8,224	525,338	549,794	144,682	153,080
Sub-total	6,716,398	6,567,139	10,909,513	10,651,212	4,135,791	4,387,535
Own consumption	834	837	17,099	17,890	—	—
Subsidy for low-income consumers	—	—	—	—	189,832	62,953
Retail supply not invoiced — Regulatory Assets	—	—	—	—	—	38,807
Retail supply not invoiced, net	—	—	—	—	(30,058)	(62,016)
Effect of the definitive tariff review	—	—	—	—	(203,615)	—
	6,717,232	6,567,976	10,926,612	10,669,102	4,091,950	4,427,279
Transactions in energy on the CCEE					475	—
Total	6,717,232	6,567,976	10,926,612	10,669,102	4,092,425	4,427,279

21) REVENUE FROM USE OF THE NETWORK – FREE CONSUMERS

Starting in January 2005, a significant proportion of large industrial consumers became “free” consumers, with energy being sold to these consumers via Cemig Geração e Transmissão (“Cemig GT”). As a result the charges related to the use of the distribution network (“TUSD”) of these free consumers started to be charged separately by Cemig Distribution, being recorded in the account line “Revenue for use of the network”.

22) – OTHER OPERATIONAL REVENUES

	06/30/2009	06/30/2008
Charged service	7,636	5,775
Other provisions of services	6,123	9,967
Rental and leasing	23,077	21,342
Other	393	96
	37,229	37,180

23) – DEDUCTIONS FROM OPERATIONAL REVENUE

	06/30/2009	06/30/2008
ICMS tax	1,008,854	1,101,964
Cofins tax	369,049	438,701
Global Reversion Reserve – RGR	35,074	32,664
PIS and Pasep taxes	80,122	102,254
Energy Efficiency Program – PEE	14,892	16,871
Energy Development Account - CDE	162,691	149,523
Fuel Consumption Account – CCC	206,789	150,940
Research and Development – R&D	5,955	6,749
National Scientific and Technological Development Fund (FNDCT)	5,950	6,284
Energy system expansion research	2,975	2,250
ISS value added tax on services	165	172
	1,892,516	2,008,372

Cemig Distribution pays ICMS applicable to the “Portion A” amounts and the Deferred Tariff Adjustment in conformity with the invoicing of amounts on the customer’s electricity bill.

24) – OPERATIONAL COSTS AND EXPENSES

	06/30/2009	06/30/2008
Personnel expenses	513,154	389,816
Post-employment obligations (Note 18)	45,879	74,337
Materials	40,643	40,603
Outsourced services	247,959	201,536
Energy purchased for resale	1,243,570	1,180,675
Depreciation and amortization	162,938	191,801
Operational provisions	24,433	32,375
Charges for the use of the basic transmission grid	254,942	233,300
Other net expenses	94,024	60,599
	2,627,542	2,405,042

a) PERSONNEL EXPENSES	06/30/2009	06/30/2008
Remuneration and salary-related charges and expenses	352,793	341,173
Supplementary pension contributions – Defined Contribution Plan	22,402	22,260
Assistance benefits	45,786	44,440
	420,981	407,873
( – ) Personnel costs transferred to works in progress	(55,408)	(46,457)
Permanent Voluntary Dismissal Program -PPD (a)	(478)	28,400
Voluntary Dismissal Program - PDV (b)	148,059	—
	513,154	389,816

Programas de desligamento de empregados

(a)   The Permanent Voluntary Dismissal Program (PPD)

The company has a permanent Voluntary Dismissal Program (named PPD), which is permanent, and applicable to spontaneous rescissions of employment contracts by employees. Among the principal financial incentives of the program are payment of 3 times the gross amount of monthly remuneration, and 6 months’ contributions to the Health Plan after leaving the company, deposit of the 40% “penalty” payment due on the balance of the FGTS upon termination of an employment contract, and payment of up to 24 months’ contributions to the Pension Fund and the National Social Security System after termination of the contract, in accordance with certain criteria established in the regulations of the program.

Since this program was put in place in March 2008, 523 employees have subscribed to it. An expense has been recognized for the financial incentives under the program, was recognized in full in the 2008 income statement.

(b)   Programa de Desligamento Voluntário - PDV

In April 2009 Cemig put in place a temporary Voluntary Retirement Program — named the PDV — which employees were able to join between April 22 and June 5, 2009.

The financial incentive for employees who subscribed is an indemnity that varies between 3 and 16 times the value of the employee’s monthly remuneration, according to specific criteria established in the Program’s regulations, among which the main factor is the time of contribution remaining for qualification for full retirement benefits under the National Social Security program. Another of the incentives is payment of the contribution to the pension fund and the National Social Security System up to the date when the employee meets the requirements for retirement benefits under the National System (limited to 5 years) and deposit of the extra payment of 40% on the balance of the FGTS fund required when an employment contract is rescinded by the employer.

Additionally, Cemig guarantees full payment of the costs of the group life insurance and health plans for 6 and 12 months, respectively, from the date of the employee’s leaving the company, which will take place in the period between June 2009 and September 2010.

A total of 772 employees of Cemig Distribution subscribed to the program, and an expense relating to the financial incentives, in the amount of R$ 148,059, was recognized, substantially in the results for 2009.

b) OUTSOURCED SERVICES	06/30/2009	06/30/2008
Collection/meter reading/bill delivery agents	57,945	52,296
Communication	35,324	21,523
Maintenance and conservation of electricity facilities and equipment	49,976	35,604
Building conservation and cleaning	10,832	9,304
Contracted labor	13,274	13,928
Freight and airfares	2,525	2,001
Accommodation and meals	6,380	6,221
Security services	2,993	2,548
Consultancy	3,330	5,197
Maintenance and conservation of furniture and utensils	13,285	11,489
Maintenance and conservation of vehicles	8,745	7,637
Disconnection and reconnection	12,132	9,743
Other	31,218	24,045
	247,959	201,536

c) ELECTRICITY BOUGHT FOR RESALE	06/30/2009	06/30/2008
From Itaipu Binacional	448,775	426,784
Short-term energy	56,918	122,756
“Bilateral Contracts”	101,429	108,325
Reimbursement of CVA –	—	219
Energy acquired at auction	603,552	483,179
Proinfa supply	59,745	43,219
Proinfa Energy program	2,435	33,139
Amounts received in “Portion A” (Note 7)	93,758	64,183
Credits PASEP/COFINS	(123,042)	(101,129)
	1,243,570	1,180,675

d) OPERATIONAL PROVISIONS	06/30/2009	06/30/2008
Pension plan premiums	(1,842)	(2,044)
Provision for doubtful receivables	22,561	22,592
Labor-law contingencies	1,441	2,798
Provision of ANEEL administrative proceedings	1,903	4,402
Other	370	4,627
	24,433	32,375

	06/30/2009	06/30/2008
e) OTHER OPERATIONAL EXPENSES, NET
Leasing and rentals	12.786	13.387
Advertising	10.950	14.954
Own consumption of electricity	7.197	6.662
Subventions and donations	8.116	10.939
ANEEL inspection charge	12.089	12.562
Taxes and charges (IPTU, IPVA and others)	6.702	6.644
Financial compensation for use of water resources	3.682	3.054
Contribution to the MAE	1.029	840
Insurance	927	1.087
Inspection Fee - TFDR	27.281	—
Other (Recovery Expenses)	3.265	(9.530)
	94.024	60.599

25) – NET FINANCIAL REVENUES (EXPENSES)

	06/30/2009	06/30/2008
FINANCIAL REVENUES
Revenue from cash investments	18,824	40,178
Arrears penalty payments on electricity bills	48,513	78,404
Monetary variation of CVA	19,774	12,860
Monetary variation – General Agreement for the Electricity Sector	24,469	45,877
Monetary variation – Deferred Tariff Adjustment	1,802	54,204
FX variations	59,166	26,501
Pasep and Cofins taxes on financial revenues	(167)	(5,212)
Other	20,282	21,338
	192,663	274,150
FINANCIAL EXPENSES
Charges on loans and financings	(126,683)	(134,937)
Monetary variation – General Agreement for the Electricity Sector	—	(2,460)
Monetary variation of CVA	(33)	(15,345)
FX variations	(15,392)	(6,041)
Monetary variation – loans and financings	(8,904)	(44,641)
CPMF tax	—	(3,010)
Losses on financial instruments (Note 29)	(28,253)	(22,929)
Provision for losses in the recovery of RTE amounts – Updating	—	(1,470)
Other	(20,659)	(20,024)
	(199,924)	(250,857)
NET FINANCIAL REVENUES (EXPENSES)	(7,261)	23,293

The Pasep and Cofins tax expenses are applicable to the financial revenues on the regulatory assets, which are realized through invoicing of electricity.

26) – RELATED PARTY TRANSACTIONS

As mentioned in Explanatory Note 1, the Company is a wholly-owned subsidiary of Companhia Energética de Minas Gerais — Cemig, of which the controlling stockholder is the Government of the State of Minas Gerais. Cemig Geração e Transmissão (“Cemig GT”) and Light are also subsidiaries of Cemig.

The principal balances and transactions with related parties of Cemig Distribution are:

	ASSETS		LIABILITIES		REVENUES		EXPENSES
COMPANIES	06/30/2009	03/31/2009	06/30/2009	03/31/2009	06/30/2009	06/30/2008	06/30/2009	06/30/2008

CEMIG
Affiliated companies and holding company	10,289	10,268	13,531	13,419	—	—	—	—
Interest on Equity and dividends	—	—	521,484	682,227	—	—	—	—

Cemig Geração e Transmissão S.A.
Affiliated companies and holding company	15,111	15,046	11,678	9,957	—	—	—	—
Energy purchased for resale (1)	958	—	51,272	46,686	18,630	3,362	(117,297)	(47,521)
Other	7	—	12	—	—	—	—	—

Light								—
Energy purchased for resale (1)	—	—	2,623	2,535	—	—	(1,405)	(234)

Governo do Estado de Minas Gerais
Consumers and traders (4)	2,592	2,269	—	—	38,863	37,080	—	—
Taxes, charges and contributions – ICMS (5)	129,049	122,646	228,995	233,911	(1,008,854)	(1,101,964)	—	—
Taxes offsettable ICMS (5)	57,351	57,351	—	—	—	—	—	—
Consumers and traders (2)	12,668	11,968	—	—	—	—	—	—

FORLUZ
Post-employment obligations - current (3)	—	—	56,020	54,580	—	—	(45,879)	(74,337)
Post-employment obligations – Non current (3)	—	—	814,826	823,773	—	—	—	—
Other	—	—	13,001	25,677	—	—	—	—
Personnel expenses (6)	—	—	—	—	—	—	(22,402)	(22,260)
Current administration expense (7)	—	—	—	—	—	—	(4,758)	(4,645)

OTHERS
Affiliated and subsidiary companies, or parent companies	593	569	—	—	—	—	—	—

Main material comments on the above transactions:

(1) The Company has contracts for purchase of electricity from Cemig Geração e Transmissão S.A. and Light S.A., arising from the public electricity auction which took place in 2005, with period of validity of 8 years from the start of supply and annual adjustment by the IGP-M inflation index.  These transactions were carried out on terms equivalent to those that prevail in transactions with independent parties, in view of the fact that the purchase of energy was made through an auction organized by the federal government, which subsequently decided what contracts should be signed between distributors and generators.

(2) A substantial portion of the amount refers to the renegotiation of the debit originating from the sale of energy to Copasa, with provision for payment up to September 2012, and financial updating (IGP-M inflation index + 0.5% per month).

(3) The contracts of FORLUZ are updated by the Expanded Consumer Price Index (IPCA) calculated by the Brazilian Geography and Statistics Institute (IBGE) (Note 18) and will be amortized up to the business year of 2024.

(4) Refers to sale of energy to the government of the State of Minas Gerais. The transactions were carried out on terms equivalent to those which prevail in the transactions with independent parties, considering that the price of the energy is that defined by ANEEL through a resolution referring to the company’s annual tariff adjustment.

(5) The transactions with ICMS tax posted in the Quarterly Information refer to transactions for sale of energy and are carried out in conformity with the specific legislation of the State of Minas Gerais.

(6) Cemig’s contributions to the Pension Fund related to the employees participating in the Mixed Plan (Note 18) and calculated on the monthly remunerations in accordance with the regulations of the Fund.

(7) Funds for annual current administrative costs of the Pension Fund in accordance with the specific legislation of the sector. The amounts are estimated as a percentage of the Company’s total payroll.

For more information on the main transactions, see Explanatory Notes 5, 9, 14, 17, 19, 23, 24 e 26.

27) – FINANCIAL INSTRUMENTS

Cemig Distribution uses financial instruments restricted to cash and cash equivalents, consumers and traders, loans and financings, debentures, and currency swaps. The gains and losses obtained on the transactions are registered in full by the accrual method.

The Company’s financial instruments were recognized initially at fair value and are classified as follows:

•      Held for trading: In this category are cash investments and derivative investments (mentioned in item “b”). They are valued at fair value and the gains or losses are recognized directly in the income statement.

•      Receivables: Credits from consumers and traders are in this category. They are recognized at their nominal realization value, similar to the fair values.

•      Loans and financings, and obligations under debentures: These are measured at the amortized cost using the effective interest rates method. Gains or losses are recognized in the income statement as and when they take place.

•      Derivative financial instruments: These are measured at fair value and the gains and losses are recognized directly in the income statement.

a) Management of risks

The management of corporate risks is a management tool that is part of the practices of Corporate Governance and aligned with the process of planning, which sets the strategic objectives of the Company’s business.

The Company has a Financial Risks Management Committee, which aims to implement guidelines and monitor the financial risk of transactions which might negatively affect the Company’s liquidity and profitability, recommending protection strategies in relation to foreign exchange, interest rate and inflation risks. These are effectively in line with the Company’s strategy.

Cemig D’s principal exposure risks are listed below:

Exchange rate risk

Cemig D is exposed to the risk of increase in exchange rates, especially of the US dollar against the Real, with significant impact on indebtedness, profit and cash flow. For the purpose of reducing the Company’s exposure to increases in exchange rates, Cemig Distribuição had, on June 30, 2009, hedge transactions contracted, which are described in more detail in item b.

The net exposure to exchange rates is as follows:

EXPOSURE TO EXCHANGE RATES	06/30/2009	03/31/2009
US dollar
Loans and financings	200.820	265.038
Contracted hedge/swap	(94.067)	(121.923)
	106.753	143.115
Euro
Loans and financings	13.553	16.426
Net liability exposure	120.306	159.541

The Company estimates that, in a probable scenario, the appreciation of the exchange rates of foreign currencies against the Real in the end the next 12 months will be 4.53%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively – scenarios which we assess as “possible” and “remote”, respectively.

			“Possible”	“Remote”
			scenario	scenario
			Exchange	Exchange
	Base	“Probable”	variation of	variation of
Risk - Increase in exchange rate	06/30/2009	scenario	25%	50%

US dollar
Loans and financings	200,820	209,916	262,395	314,875
( - ) Contracted hedge/swap	(94,067)	(98,328)	(122,910)	(147,492)
	106,753	111,588	139,485	167,383

Euro
Loans and financings	13,553	14,167	17,709	21,143

Net liability exposure	120,306	125,755	157,194	188,526

Net effect variation of exchange rate	—	(5,449)	(36,888)	(68,220)

Interest rate risk

Cemig Distribution is exposed to the risk of increase in international interest rates, with an impact on loans and financings in foreign currency with floating rates (Libor) in the amount of R$ 9,648, at June 30, 2009.

In relation to the risk of increase of domestic interest rates, the Company’s exposure arises from its liabilities indexed to interest rates, which are as follows:

EXPOSURE OF CEMIG D TO BRAZILIAN INTEREST RATES	06/30/2009	03/31/2009

Assets
Cash investments	223,761	421,297
Regulatory assets	1,484,869	1,609,016
	1,708,630	2,030,313
Liabilities
Loans and financings	(1,190,763)	(1,246,183)
Regulatory liabilities	(627,425)	(587,987)
Contracted hedge/swap	(94,067)	(121,923)
	(1,912,255)	(1,956,093)
Net liability exposure	(203,625)	74,220

In relation to the most significant interest rate risk, that of an increase in the Selic rate, the Company estimates that, in a probable scenario, the Selic rate at the end of June 30, 2010 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively – scenarios which we assess as “possible” and “remote”, respectively.

		"Probable"	"Possible"	"Remote"
	Scenario Base	scenario	scenario	scenario
Risk -Exposure Brazilian Interest Rates	SELIC 9.16%	SELIC 9.00%	SELIC 11.25%	SELIC 13.5%

Assets
Cash investments	223,761	223,403	228,438	233,472
Regulatory assets	1,484,869	1,482,493	1,515,903	1,549,312
	1,708,630	1,705,896	1,744,340	1,782,785
Liabilities
Loans, financings and debentures	(1,190,763)	(1,188,858)	(1,215,650)	(1,242,442)
Regulatory liabilities	(627,425)	(626,421)	(640,538)	(654,655)
Contracted Hedge/Swap	(94,067)	(93,917)	(96,033)	(98,150)
	(1,912,255)	(1,909,196)	(1,952,221)	(1,995,247)
Net liability exposure	(203,625)	(203,299)	(207,881)	(212,462)

Net effect variation of SELIC	—	326	(4,256)	(8,837)

Credit risk

This risk arising from the possibility of Cemig incurring losses as a result of difficulty in receiving amounts billed to its clients is considered to be low.  The Company carries out monitoring for the purpose of reducing default, on an individual basis, with its consumers.  Negotiations are also established for receipt of receivables in arrears.

Electricity scarcity risk

The electricity sold is generated, basically, by hydroelectric power plants.  A prolonged period of shortage of rainfall could result in reduction of volume of water in the reservoirs of the Company’s plants, adversely affecting the recovery of their volume and resulting in losses as a result of increased costs of acquisition of electricity, or reduction of revenues in the event of adoption of a renewed rationing program, like the one put in place by the federal government in 2001.

Early debt maturity risk

The Company has contracts for loans and financings with the restrictive covenant clauses normally applicable to these types of operation, related to compliance with limits on economic and financial indices, cash flow and other indicators. Non-compliance with these clauses could result in early maturity of debt. Some of these restrictive covenants were not met on June 30, 2009, and the Company obtained formal consent (“waiver”) from the creditors (Note 15), that they will not demand early maturity of the obligation.

Risk of non-renewal of concessions

The Company has concessions for commercial operation of distribution services. Management expects that these concessions will be renewed by ANEEL and/or the Mining and Energy Ministry. If the Mining and Energy Ministry does not grant the applications for renewals of these concessions, or if it decides to renew them upon imposition of additional costs for the company (“concessions for consideration”), the present levels of activity and profitability could be altered.

b) Financial instruments – derivatives

The derivative instruments contracted by the company have the purpose of protecting the company’s operations against the risks arising from foreign exchange variation, and are not used for speculative purposes.

The principal amounts of the transactions and derivatives are not posted in the balance sheet, since they refer to transactions which do not require cash payments, but only the gains or losses that actually occur.  The net results of these transactions represented a loss on June 30, 2009, of R$ 28,253 (vs. loss of R$ 22,929 on June 30, 2008), recorded in Financial revenue (expenses).

Methodology of calculation of the fair value of positions

The fair value of financial investments is calculated, when applicable, taking into consideration the market prices of the security, or market information that makes such calculation possible, and future rates for similar securities. The market value of the security corresponds to its maturity value brought to present value by the discount factor obtained from the market yield curve in Reais.

This table shows the derivative instruments contracted by Cemig D on June 30, 2009.

Accumulated
Receivable by	Payable by									Effect
Cemig	Cemig					Lost not realized				Payable
Geração e	Geração e	Maturity	Market	Principal amount contract*		Book Value		Fair Value		Amount
Transmissão	Transmissão	period	Trading	03/31/2009	03/31/2008	03/31/2009	12/31/2008	03/31/2009	12/31/2008	03/31/2009
US$	R$	From	Over the
exchange rate	100% of CDI +	04/2009	counter
+ interest	interest (2.98%	to	(OTC)
(5.58% p.a. to	p.a.. to 3.01%	06/2013
7.14% p.a.)	p.a.)			US$48,200	US$52,662	(94.160)	(76.726)	(96.444)	(80.385)	(11.442)

c) Sensitivity analysis

The derivative instrument described above shows that the Company is exposed to the variation in the CDI rate. The Company estimates that the CDI rate at the end of June 30, 2010 will be 9.00%. The Company has made a sensitivity analysis of the effects on its results arising from increases in the Selic rate of 25% and 50%, respectively, in relation to June 30, 2009 — scenarios which we assess as “possible” and “remote”, respectively. In these “possible” and “remote” scenarios, the CDI rate at june 30, 2010, would be: 11.25% and 13.50%, respectively.

		"Probable"	"Possible"	"Remote"
	Base	scenario	scenario	scenario
Risk -Exposure Brazilian Interest Rates
Contract in US$	(94.067)	(93.917)	(96.033)	(98.150)
Net effect variation of SELIC		150	(1,966)	(4,083)

28) – FINAL RESULT OF THE SECOND TARIFF REVIEW OF CEMIG D AND TARIFF ADJUSTMENT

In March 2009 ANEEL homologated the final result of the tariff review of Cemig Distribution, the effects of which take place from April 2008.

The final result of the Company’s second tariff review was an average reduction of 19.62%, which compares with the average reduction of 18.09% applied on a provisional basis in April 2008.

For the homologation of the final Tariff Review, ANEEL also recalculated the amounts which, in its judgment, should have been those effectively recognized in the Company’s Tariff Adjustment as from April 2008.

The effects on the income statement relate primarily to the reduction in the value of the “Reference Company” used as a basis for reimbursement of the Company’s manageable costs; and also to a review by ANEEL of the criterion for calculation of the reimbursements, in the tariff, of the financial regulatory assets, which resulted in discounting of amounts which, in the regulator’s view, were included in excess in the Company’s tariff in 2008.

These amounts, totaling R$ 203,615, recorded in Current liabilities, under “Regulatory liabilities — Tariff Review”, are being transferred monthly to the income statement, on a linear basis, in the period from April 8, 2009 to April 7, 2010.

29) – THE TARIFF ADJUSTMENT

On April 7, 2009 ANEEL published the result of the Tariff Adjustment of Cemig D. This increased Cemig D’s tariffs by 20.81%, from April 8, 2009.

The adjustment applied differently to different consumer categories. Electricity bills of residential consumers were increased by an average of 4.87%, while invoices for high-voltage captive consumers were increased by an average of 9.42%. The overall average impact on the electricity bills of captive consumers was an increase of 6.21%.

Considering the total market of the Company’s consumers — captive and free consumers — the average percentage increase was 4.87% for low-voltage consumers, and 4.43% for high-voltage consumers. The resulting overall average impact on the electricity bills of free and captive consumers was an increase of 4.69%.

ECONOMIC AND FINANCIAL PERFORMANCE

(Amounts are in thousands of Reais unless otherwise stated.)

Net profit

Cemig Distribution (“Cemig D”) reported net profit for the first half of 2009 (“1H09”)of R$ 88,385, 81.86% lower than it net profit of R$ 487,276 for the first half of 2008. The significantly lower bet profit is mainly due to non-recurring events in this first half, including the effects of the Final Tariff Review, and the provision for the PDV voluntary retirement program (Explanatory Notes 24 and 28).

Ebitda (calculation method not reviewed by external auditors)

Cemig D’s Ebitda in the first half of 2009 was significantly lower than its Ebitda for the first half of 2008 – by a percentage of 65.42%. Adjusted for the non-recurring items, this percentage reduction is diminished to 25.07%

As part of the final disclosure of the Tariff Review of Cemig D, ANEEL included in the tariff to be applied as from April 8, 2009 certain financial items relating to previous business years, resulting in recognition of regulatory assets and liabilities which will be received and/or discounted in the tariff to be received from consumers applied in the period from April 8, 2009 through April 7, 2010.

These financial items relate principally to reduction of the costs of the “Reference Company” used by ANEEL in calculating reimbursement to the Company of its controllable costs, with effect backdated to April 2008. Recognition of this non-recurring item results in an impact of R$ 192,816 to Ebitda, as shown in the table below:

The PDV Temporary Voluntary Retirement Program also impacted Ebitda in first half 2009, in the amount of R$ 148,059.

EBITDA - R$ ’000	06/30/2009	06/30/2008	Change, %
Net profit	88,385	487,276	(81,86)
+ Income tax and Social Contribution	1,035	209,139	(99,51)
+ Profit shares	51,102	33,748	51,42
+ – Financial revenues (expenses)	7,261	(23,293)	(131,17)
+ Depreciation and amortization	162,938	191,801	(15,05)
= EBITDA	310,721	898,671	(65,42)
Non-recurring items:
+ Tariff review – Net revenue	213,803	(62,464)	—
+ Tariff review – Operational expense	(20,987)	4,330	—
+ The PPD Voluntary Dismissal Program	(478)	28,400	—
+ The PDV Temporary Voluntary Retirement Program	148,059	—	—
= ADJUSTED EBITDA	651,118	868,937	(25,07)

The lower Ebitda in 1H09 than in 1H08 mainly reflects net operational revenue 10.82% lower, and operational costs and expenses (excluding effects of depreciation and amortization) 11.36% higher. The lower result in 2009 was reflected in Ebitda margin, which was 11.20% in 1H09, compared with 28.88% in 1H08.

Gross revenue from supply of electricity

Gross revenue from retail electricity sales in the first half of 2009 was R$ 4,092,425, compared to R$ 4,427,279 in the first half of 2008 – an reduction of 7.56% .

Considering sales to final consumers, main factors affecting revenue in 2009:

•                  Tariff adjustment with average impact on consumer tariffs of 4.64%, starting from April 8, 2009.

•                  Reduction in the tariff of Cemig D, with average impact across all consumer tariffs of a reduction of 12.08%, from April 8, 2008 (full effect in 2009)..

•                  Volume of energy invoiced to final consumers 2.43% higher than in 2008 (this excludes Cemig’s own internal consumption).

•                  Posting of regulatory liabilities arising from the adjustment in the Company’s Tariff Review, this with effect backdated to 2008, representing a reduction in gross revenue of R$ 213,803, in 2009.

Electricity sold to final consumers (MWh)

(Data not audited by external auditors)

	MWh
Consumption by consumer category	06/30/2009	06/30/2008	Change, %

Residential	3,861,611	3,535,750	9.22
Industrial	2,359,926	2,563,257	(7.93)
Commercial, services and others	2,313,455	2,178,091	6.21
Rural	970,374	954,726	1.64
Public authorities	348,059	343,820	1.23
Public illumination	530,750	525,774	0.95
Public service	525,338	549,794	(4.45)
Total	10,909,513	10,651,212	2.43

Increases in the largest categories, residential and commercial, were respectively 9.22% and 6.21%. while sales volume to the industrial category of consumers was 7.93% lower. The increases in the residential and commercial categories of consumer mainly reflect the increases in the number of consumers — respectively, 4.38% and 3.29% year-on-year. The lower consumption in the industrial category is mainly due to the effects of the global economic crisis which severely affected Brazil’s manufacturing sector. In the commercial category, as well as the increase in the number of consumers, the better performance of the retail, accommodation and food sectors, communications services, health and wholesale traders, contributed to the year-on-year increase in revenue in 1H09.

Revenue from use of the grid

This revenue is from the TUSD — tariff for use of the distribution system — charged to Free Consumers on electricity sold to them. Revenue in the first half of 2009 was R$ 538,187, compared to R$ 655,825 in the first half of 2008 — a reduction of 17.94%. This reflects less transport of electricity to Free Consumers, in turn reflecting the slowdown in the Brazilian economy, affecting the manufacturing sector.

Non-controllable costs

Differences between the sum of non-controllable costs (known as “CVA”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Complying with the ANEEL Chart of Accounts, some items are allocated as Deductions from operational revenue. Further information is in Explanatory Note 7 to the Quarterly Information.

As from March 2008 the Company began to receive, in the tariff, the amounts posted in assets under “Portion A”. Hence the portion of the non-controllable costs that was actually received in the tariff is transferred to Operational expenses, as shown in Explanatory Note 6, item “b”.

Deductions from operational revenues

Deductions from operational revenues totaled R$ 1,892,516 in 1H09, compared to R$ 2,008,372 in 1Q08, a year-on-year increase of 5.77%. Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account – CCC

The deduction from revenue relating to the CCC was R$ 206,789 in 1H09, compared to R$ 150,940 in 1H08, an increase of 37.00%. This refers to the operational costs of the thermal plants in the Brazilian grid and isolated systems, divided up between electricity concession holders by an ANEEL Resolution. This is a non-controllable cost: the amount deducted from revenue is passed through to tariffs.

The Energy Development Account – CDE

The deduction from revenue relating to the CDE was R$ 162,691 in 1H08, compared to R$ 149,523 in 1H08, representing an increase of 8.81%. The payments are specified by an ANEEL Resolution. This is a non-controllable cost: the deduction from revenue recorded in the income statement is the amount actually passed through to the tariff.

The Global Reversion Reserve – RGR

The deduction from revenue relating to the RGR was R$ 35,074 in 1H09, compared to R$ 32,664 in 1H08, representing an increase of 7.38%. This is a non-controllable cost: the deduction from revenue recorded in the income statement is the amount actually passed through to the tariff.

The other deductions from revenue are for taxes that are calculated as a percentage of billing. Hence their variations arise substantially from the changes in revenue.

Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding Net financial revenue/expenses) in the first half of 2009 totaled R$ 2,627,542,compared to R$ 2,405,042 in the first half of 2008, an increase of 9.25%. This is mainly due to the increases in personnel costs, electricity bought for resale and outsourced services, partially offset by the reduction in cost of post-employment obligations. For further information on the composition of operational costs and expenses, see Explanatory Note 24 to the Quarterly Information.

The main year-on-year variations in these expenses are:

Personnel expenses

Personnel expenses in 1H09 were R$ 513,154, compared to R$ 389,816 in the first half of 2008, an increase of 31.64%. This primarily reflects the following factors:

•                  Salary increase of 7.26% given to employees in November 2008.

•                  Provision for the PDV Voluntary Retirement Program, in the amount of R$ 148,059, in 1H09.

In counterpart, the following factors contributed to lower personnel expenses:

•                  Reduction in the number of employees, from 8,050 at the end of June 2008 to 7,796 at the end of June 2009.

•                  Higher transfer of costs from Personnel expenses to Works in progress (R$ 55,408 in 2009, vs. R$ 46,457 in 2008), due to the higher capital expenditure program in 2009.

Electricity bought for resale

The expense on this account in first half of 2009 was R$ 1,243,570, 5.33% more than the figure of R$ 1,180,675 for this account in the first half of 2008. This is a non-controllable cost: the deduction from revenue recorded in the income statement is the amount actually passed through to the tariff. Further information is given in Explanatory Note No. 24 to the Quarterly Information.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 45,879 in 1H09, 38.28% lower than in 1H08 (R$ 74,337). These expenses basically represent interest on the actuarial liabilities of Cemig D, net of the expected return on the pension plans’ assets, as estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made in December 2008 to the actuarial assumptions, resulting in a reduction of the Company’s net obligations.

Depreciation and amortization

The expense on depreciation and amortization in 1H09 was R$ 162,938, 15.05% less than the expense of R$ 191,801 posted for 1H08. This mainly reflects the depreciation of the item “Special Obligations”, as from April 2008, the date of the second Tariff Review cycle.

Operational provisions

Operational provisions in 1H09 totaled R$ 24,433, 24.53% less than in 1H08 (R$ 32,375). This mainly reflects a lower volume of provisions for litigation contingencies in 2009. See more information in Explanatory Notes 18 and 24 of the Quarterly Information.

Charges for use of the transmission grid

The expense on charges for use of the transmission network in the first half of 2009 was R$ 254,942, vs. R$ 233,300 in the first half of 2008, an increase of 9.28%. This expense refers to the charges payable by electricity distribution and generation agents for use of the facilities that are components of the basic grid, as set by an ANEEL Resolution. This is a non-controllable cost: the deduction from revenue recorded in the income statement is the amount actually passed through to the tariff.

Outsourced services

The expense on outsourced services in 1H09 was R$ 247,959, compared to R$ 201,536 in 1H08, an increase of 23.03%, with the main changes in expenditure on communication, maintenance and conservation of electricity facilities and tree pruning, as follows:

•                  Expenses on communication were 64.12% higher in 1H09, at R$ 35,324, than in 1H08 (R$ 21,523). This variation arises mainly from the increase in the number of calls as a consequence of the longer rainy season in 2009; a significant increase in the number of calls by mobile phone, which are much more expensive; and the migration of other services previously provided through other channels, such as customer service branches, to the communications centre.

•                  The expense on services of maintenance and conservation of electrical facilities and equipment in 1H09 was R$ 49,976, 40.37% higher than in 1H08 (R$ 35,604). This variation arises principally from the prolongation of the rainy season, with greater demand for corrective maintenance of the system, and the higher volume of preventive maintenance activities, aiming to reduce accidental outages in the next rainy season.

•                  The expense of tree pruning, recorded in the accounts under “Outsourced services — Other” was R$ 6,065 in 1H09, 208.34% more than in 1H08 (R$ 1,967). The increase in this expense arises from the Company’s preventive actions to reduce accidental outages caused by trees close to the electricity networks, principally in rainy periods.

Details of the expenses under this line are given in Explanatory Note 24 to the Quarterly Information.

Other expenses, net

The net expense under this heading in first half 2009 was R$ 94,024, 55.16% more than in 1H08 (R$ 60,599). The increase mainly reflects the provision for and payment of the License Charge for Occupation of Highway Lands (TFDR) for 2009, of R$ 27,281, recognized in June 2009.

Financial revenues (expenses)

The company posted net financial expenses of R$ 7,261 in 1H09, which compares with net financial revenue of R$ 23,293 in first half 2008. The main factors in Financial revenue (expenses) are:

•                  Revenue from cash investments R$ 21,354 lower due to the lower volume of cash invested in 2009.

•                  Revenue from penalty payments on electricity invoices in arrears 38.12% lower in 1H09, at R$ 48,513, than in 1H08 (R$ 78,404). This variation arises mainly from the revenue posted in 2008 for payment of accounts received from large industrial consumers for consumption related to prior years — the principal amounts of which were considerably less than the amounts added as penalty payments for delay in settlement.

•                  Lower revenue from monetary updating on the regulatory assets arising from the General Agreement for the Electricity Sector. The revenue in 1H09 was R$ 24,469, compared to R$ 45,877 in 1H08 — basically reflecting the lower value of the regulatory assets in 2009, due to amortization of the principal regulatory assets previously constituted.

•                  Revenue from monetary updating and interest on the Deferred Tariff Adjustment 96.68% lower, at R$ 1,802 in 1H09, than in 1H08 (R$ 54,204), due to the reduction of the asset by receipt of amounts receivable, in electricity invoices.

•                  Net gains on FX variations in 2009, in the amount of R$ 15,521, net of the compensatory effects relating to financial instruments, which compares to net losses of R$ 2,469 in 2008, arising basically from loans and financings in foreign currency indexed to the US dollar. This result arises principally from the appreciation of the Real against the dollar in the first half of 2009.

For a breakdown of financial revenues and expenses, please see Explanatory Note 25 to the Quarterly Information.

Income tax and Social Contribution tax

Cemig D’s expenses on income tax and the Social Contribution tax in first half of 2009 totaled R$ 1,035, on profit of R$ 140,522, before tax effects, a percentage of 0.73%. In 1H08, the Company posted expenses on income tax and the Social Contribution tax of R$ 209,139, representing 28.64% of the pre-tax profit of R$ 730,163 million. The lower expense on income tax and Social Contribution in 1H09 is mainly due to allocation of Interest on Equity in the amount of R$ 76,702, recorded in June 2009. The effective rates are reconciled with the nominal rates in Explanatory Note 9 to the Quarterly Information.

INCOME STATEMENTS FOR THE SECOND QUARTERS OF 2009 AND 2008

	Second	Second	Change,
	quarter 2009	quarter 2008%
OPERATIONAL REVENUE

Gross revenue from supply of electricity	2,277,204	2,083,932	9.27
Revenue from use of the network	276,337	340,793	(18.91)
Other operational revenues	17,981	19,625	(8.38)
Gross operational revenue	2,571,522	2,444,350	5.20
Deductions from operational revenue	(982,032)	(980,220)	0.18
Net operational revenue	1,589,490	1,464,130	8.56

OPERATIONAL COSTS AND EXPENSES
Personnel expenses	(325,748)	(196,419)	65.84
Forluz post-employment obligations	(22,939)	(37,168)	(38.28)
Materials	(19,828)	(18,579)	6.72
Outsourced services	(142,908)	(101,583)	40.68
Electricity bought for resale	(737,860)	(602,937)	22.38
Depreciation and amortization	(81,776)	(81,286)	0.60
Operational provisions	(8,739)	4,277	—
Charges for the use of the basic transmission grid	(135,377)	(113,306)	19.48
Other expenses, net	(65,400)	(28,827)	126.87
	(1,540,575)	(1,175,828)	31.02
Operational profit (loss) before financial revenue (expenses)	48,915	288,302	(83.03)
NET FINANCIAL REVENUE (EXPENSES)	512	12,752	(95.98)
Profit before income tax and Social Contribution	49,427	301,054	(83.58)
Income tax and Social Contribution tax	17,442	(68,106)	(125.61)
Profit shares	(18,817)	(16,331)	15.22
Net profit for the period	48,052	216,617	(77.82)

Profit for the quarter

In the second quarter of 2009 (2Q09), Cemig Distribution reported net profit of R$ 48,052, 77.82% less than the net profit of R$ 216,617 reported for the second quarter of 2008 (2Q08). This is mainly to the increase of 65.70% in personnel costs, due to the provision of R$ 148,059 for the PDV Temporary Voluntary Retirement Program.

Ebitda(calculation methodology not reviewed by external auditors)

Cemig Distribution reported Ebitda in the second quater of 2009 (“2Q09”) 64,64% lower than in 2Q08. Adjusted for non-recurring items, Ebitda was 28,91% lower.

EBITDA – R$ ’000	2Q09	2Q08	Change, %
Net profit	48,052	216,617	(77.82)
+ – Income tax and Social Contribution tax	(17,442)	68,106	—
+ Profit shares	18,817	16,331	15.22
+ – Financial revenues (expenses)	(512)	(12,752)	(95.98)
+ Depreciation and amortization	81,776	81,286	0.60
= EBITDA	130,691	369,588	(64.64)
Non-recurring items:
+ Permanent Voluntary Retirement Program – PPD	1,412	24,519	—
+ Temporary Voluntary Retirement Program – PDV	148,059	—	—
= ADJUSTED EBITDA	280,162	394,107	(28.91)

The lower Ebitda in 2Q09 than in 2Q08 mainly reflects operational costs and expenses (excluding effects of depreciation and amortization) 33.28% higher. The lower operational performance in 2Q09 than in 2Q08 is reflected in Ebitda margin, which was 8.22% in 2Q09, vs. 25.24% in 2Q08.

Gross revenue from supply of electricity

	MWh (*)			R$
			Change,			Change,
	2Q09	2Q08	% %	2Q09	2Q08	% %
Residential	1,956,115	1,805,989	8.31	907,721	897,555	1.13
Industrial	1,177,292	1,338,420	(12.04)	420,447	441,555	(4.78)
Commercial, services and others	1,153,229	1,093,609	5.45	505,725	491,498	2.89
Rural	518,071	501,484	3.31	134,446	131,227	2.45
Public authorities	179,525	191,384	(6.20)	77,168	81,800	(5.66)
Public illumination	261,392	266,706	(1.99)	66,535	68,216	(2.46)
Public service	264,632	287,642	(8.00)	77,652	78,637	(1.25)
Sub-total	5,510,256	5,485,234	0.46	2,189,694	2,190,488	(0.04)
Own consumption	8,556	8,975	(4.67)	—	—	—
Regulatory items included in the tariff				45,629	60,618	(24.73)
Supply not invoiced, net	—	—	—	(7,073)	(162,101)	(95.64)
Effect of the Definitive Tariff Review	—	—	—	61,010	—	—
	5,518,812	5,494,209	0.45	2,289,260	2,089,005	9.59
Transactions in energy on the CCEE	—	—	—	(12,056)	—	—
Total	5,518,812	5,494,209	0.45	2,277,204	2,083,932	9.27

(*) Information in MWH not reviewed by external auditors.

Gross revenue from electricity supply in 2Q09 was R$ 2,277,204, 9.27% more than in 2Q08 (R$ 2,083,932).

Main factors affecting revenue in 2Q09:

•                  Tariff adjustment on April 8, 2009, with average impact on consumer tariffs of 4.69%.

•                  Tariff adjustment on April 8, 2008, with average impact on consumer tariffs of 12.08%.

•                  Volume of energy invoiced to final consumers 0.46% higher than in 2Q08 (this excludes Cemig’s own internal consumption).

Revenue from use of the grid

This revenue refers to the TUSD — Tariff for Use of the Distribution System — charged to free consumers on the energy sold, principally by Cemig Generation and Transmission (“Cemig GT”). In 2Q09 this revenue was 18.91% lower, at R$ 276,337, than in 2Q08 (R$ 340,793), due to a lower volume of transport of energy to Free Consumers, a consequence of the international economic situation, which had repercussions on Brazilian industrial production

Non-controllable costs

Differences between the sum of non-controllable costs (known as “CVA”), used as a reference in calculating the tariff adjustment, and disbursements actually made, are offset in subsequent tariff adjustments. They are recorded in Assets and Liabilities. Complying with an alteration in the ANEEL Chart of Accounts, some items are allocated as Deductions from operational revenue.  For more information, please see Explanatory Notes 2 and 7 to the Quarterly Information.

Deductions from operational revenues

	2Q09	2Q08	Change, %
ICMS tax	512,566	544,688	(5.90)
Cofins tax	190,265	196,318	(3.08)
PIS and Pasep taxes	41,307	44,124	(6.38)
ISS value-added tax on services	92	101	(8.91)
	744,230	785,231	(5.22)

Global Reversion Reserve – RGR	17,557	17,244	1.82
Energy Efficiency Program – P.E.E.	8,396	8,269	1.54
Energy Development Account – CDE	85,162	74,450	14.39
Fuel Consumption Account – CCC	118,302	88,346	33.91
Research and Development – P&D	3,357	3,308	1.48
National Scientific and Technological Development Fund (FNDCT)	3,352	2,843	17.90
Energy System Expansion Research – EPE	1,676	529	216.82
	237,802	194,989	21.96
	982,032	980,220	0.18

Main year-on-year variations in the deductions from revenue:

The Fuel Consumption Account – CCC

The deduction from revenue for the CCC was R$ 118,302 in 2Q09, compared to R$ 88,346 in 2Q08, representing an increase of 33.91%. This refers to the operational costs of the thermal plants in the Brazilian grid and isolated systems, divided up between electricity concession holders by an ANEEL Resolution. This is a non-controllable cost; the expense that is deducted from revenue is the amount passed through to the tariff.

The Energy Development Account – CDE

The deduction from revenue for the CDE was R$ 85,162 in 2Q09, compared to R$ 74,450 in 2Q08, 14.39% higher year-on-year. The payments are specified by an ANEEL Resolution. This is a non-controllable cost: the expense recorded in the income statement is the amount actually passed through to the tariff.

The other deductions from revenue are of taxes calculated as a percentage of billing, and their variations thus substantially arise from the changes in revenue.

Operational costs and expenses (excluding Financial revenue (expenses))

Operational costs and expenses (excluding Financial revenue (expenses)) totaled R$ 1,540,575 in 2Q09, 31.00% more than the R$ 1,176,002 deducted for 2Q08. This mainly reflects energy bought for resale 22.38% higher, personnel expenses 65.70% higher, and expenses on outsourced services 40.68% higher, partially offset by post-employment obligations 38.28% lower.

The main year-on-year variations in these expenses are:

Personnel expenses

Personnel expenses totaled R$ 325,748 in 2Q09, 65.70% higher than in 2Q08 (R$ 196,593). This arises from the salary increase if 7.26% given to employees in November 2008 and the provision of R$$ 148,059 for the PDV Temporary Voluntary Retirement Program, in 2Q09. The increase was partially mitigated by the lower number of employees: 7,796 at the end of June, vs. 8,050 at the end of June 2008.

Electricity bought for resale

The expense on this account in 2Q09 was R$ 763,099, 26.56% higher than the expense of R$ 602,937 in 2Q08. This change is mainly due to 23.86% increase in average rate of energy purchased in the 2009/2010 cycle pricing. This is a non-controllable cost: the expense recorded in the income statement is the amount actually passed through to the tariff.

Post-employment obligations

Expenses on post-employment obligations totaled R$ 22,939 in 2Q09, 38.28% more than in 2Q08 (R$ 37,168). These expenses basically represent interest on the actuarial liabilities of Cemig D, net of the expected return on the pension plans’ assets, as estimated by an external actuary. The lower expense in 2009 basically reflects the adjustment made to the actuarial assumptions in December 2008, which resulted in a reduction of the Company’s net obligations.

Operational provisions

Operational provisions in 2Q09 were R$ 8,739, compared to R$ 4,277 in 2Q08. The change basically reflects the lower provision for doubtful receivables in 2Q08, when this figure was a credit balance of R$ 5,788 due to reversals made in June 2008, as a result of a lower probability of losses being estimated by the Company.

Outsourced services

The expense on outsourced services in 2Q09 was R$ 142,908, compared to R$ 101,583 in 2Q08, an increase of 40.68% — the highest changes being in expenditure on communication, and also on maintenance and conservation of electricity facilities and tree pruning, as follows:

•                  Expenses on communication were 166,27% higher in 2Q09, at R$ 28,621, than in 2Q08 (R$ 10,749). This variation arises mainly from the increase in the number of calls as a consequence of the longer rainy season in 2009; a significant increase in the number of calls by mobile phone, which are much more expensive; and the migration of other services previously provided through other channels, such as customer service branches, to the communications centre.

•                  The expense on services of maintenance and conservation of electrical facilities and equipment in 2Q09 was R$ 24,429, 47.92% higher than in 2Q08 (R$ 16,515). This variation arises principally from the prolongation of the rainy season, with greater demand for corrective maintenance of the system, and the higher volume of preventive maintenance activities, aiming to reduce accidental outages in the next rainy season.

•                  The expense of tree pruning, recorded in the accounts under “Outsourced services — Other” was R$ 3,505 in 2Q09, 172.13% more than in 2Q08 (R$ 1,288). The increase in this expense arises from the Company’s preventive actions to reduce accidental outages caused by trees close to the electricity networks, principally in rainy periods.

Other expenses, net

Expenses on post-employment obligations totaled R$ 65,400 in 2Q09, 126.87% more than in 2Q08 (R$ 28,827). The increase mainly reflects the provision for and payment of the License Charge for Occupation of Highway Lands (TFDR) for 2009, of R$ 27,281, recognized in June 2009.

Financial revenues (expenses)

			Change, %
	2Q09	2Q09%
FINANCIAL REVENUES
Revenue from cash investments	8.643	22.138	(60,96)
Arrears penalty payments on electricity bills	25.935	35.356	(26,65)
Monetary variation of CVA	9.572	7.638	25,32
Monetary variation – General Agreement for the Electricity Sector	10.234	18.540	(44,80)
Monetary variation – Deferred Tariff Adjustment	25	28.307	(99,91)
FX variations	49.113	25.319	93,98
Pasep and Cofins taxes on financial revenues	(2)	(2.618)	(99,92)
Other	10.484	13.523	(22,47)
	114.004	148.203	(23,08)

FINANCIAL EXPENSES
Charges on loans and financings	(59.356)	(70.569)	(15,89)
Monetary variation – General Agreement for the Electricity Sector	—	4.354	—
Monetary variation of CVA	1.802	(10.540)	—
FX variations	(12.752)	(3.508)	263,51
Monetary variation – loans and financings	(5.167)	(25.451)	(79,70)
Losses on financial instruments (Note 26)	(27.501)	(15.638)	75,86
Other	(10.518)	(14.099)	(25,39)
	(113.492)	(135.451)	(16,21)
	512	12.752	(95,98)

The main variations in Financial revenues (expenses) between 2Q09 and 2Q08 are:

•                  Revenue from cash investments R$ 13,495 lower due to the lower volume of cash invested in 2009.

•                  Arrears penalty payments on electricity bills R$ 9,421 lower due to the higher receipt of the overdue energy bills.

•                  Monetary variation on the Deferred Tariff Adjustment R$ 28,282 lower, due to reduction of the underlying asset by receipt of amounts due through clients’ electricity bills.

•                  Monetary variation on loans and financings in Brazilian currency R$ 5,167 lower (vs. R$ 25,451 in2Q08), due to the lower variation in the IGP-M inflation index in 2Q09 than in 2Q08.

•                  Costs of loans and financings 15.89% lower due to amortizations of debt in 2008 and the lower variation represented by the CDI rate (the main indexor of contracts) in 2009.

Income tax and Social Contribution tax

Cemig D’s expenses on income tax and the Social Contribution tax in 2Q09 totaled R$ 17,442, on profit of R$ 49,427, before tax effects. The Company’s expenses on income tax and the Social Contribution in 2Q08 were R$ 68,106, on profit of R$ 301,054 before tax effects, a percentage of 22.62%. The tax benefit obtained in 2Q09 arises mainly from allocation of Interest on Equity in the amount of R$ 76,202, in June 2009.

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INDEPENDENT AUDITORS’ REVIEW REPORT

To

The Board of Directors

Cemig Distribuição S.A.

Belo Horizonte - MG

1.     We have reviewed the Quarterly Financial Information — ITR of Cemig Distribuição S.A. (the Company) for the quarter ended June 30, 2009, comprising the balance sheet, the statements of income, changes in shareholders’ equity and of cash flows, the explanatory notes and management report, which are the responsibility of its management.

2.     Our review was conducted in accordance with the specific rules set forth by the IBRACON — The Brazilian Institute of Independent Auditors, in conjunction with the Federal Accounting Council — CFC, and consisted mainly of the following: (a) inquiries and discussions with the persons responsible for the Accounting, Finance and Operational areas of the company as to the main criteria adopted in the preparation of the Quarterly Financial Information — ITR; and (b) reviewing information and subsequent events that have or may have relevant effects on the financial position and operations of the Company.

3.     Based on our review, we are not aware of any material modification that should be made in accounting information included in the Quarterly Financial Information — ITR described above, for it to be in accordance with the rules issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Financial Information — ITR, including the Instruction CVM Nº 469/08.

4.     As mentioned in Note 2 to the financial information, the accounting practices adopted in Brazil have been changed in 2008 and the effects of the first time adoption were recognized of the Company on the fourth quarter of 2008 and disclosure in the financial statements for the year ended December 31, 2008. The statement of income, changes in shareholders’ equity and cash flow for the quarter ended June 30, 2008, presented in connection with the Quarterly Financial Information — ITR, did not change for comparison purposes, as permitted by Direct Release/CVM/SNC/SEP nº 02/2009 (Ofício Circular).

August 13, 2009

Original report in Portuguese signed by

KPMG Auditores Independentes

CRC SP014428/O-6-F-MG

Marco Túlio Fernandes Ferreira

Accountant CRCMG 058176/O-0